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REGISTRANT'S NAME Sanyo Electric Co Ltd

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THOMSON FINANCIAL

FILE NO. 82- 00264 FISCAL YEAR 3-31-07

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OICF/BY: dle

DAT : 2/25/08

Think GAIA
For Life and the Earth

082-00264

SANYO

3-31-07
AR/S

SANYO Electric Co., Ltd.

Annual Report 2007



For the year ended March 31, 2007

Think GAIA

For Life and the Earth



"GAIA" is a term that encompasses the Blue Planet, "Earth," and the infinite varieties of "life" that live and breathe on it.
It describes the world as a single living organism, where all life and nature co-exist interdependently.
SANYO is committed to listening to GAIA's voice and engaging in activities that are beneficial to life and the Earth.
As a testament to this, SANYO pledges to respond by developing only products that are absolutely essential to life and the Earth.
We aim to bequeath a beautiful Earth to future generations.
This is SANYO's Brand Vision=Think GAIA.
To realize this vision, SANYO promotes a threefold approach, focusing on the environment, energy and lifestyle.
As a leading provider of Environment and Energy related products, SANYO seeks to harness its exclusive, unique technology and innovative creativity to deliver global solutions.
All for the Earth. All for life. All for GAIA.





Contents

Notice Related to Future Outlook

All statements in this annual report, other than past factual matters, are future results projected in accordance with SANYO's present plans, outlooks and strategies, based on management judgments in light of information currently available. Therefore, SANYO cannot guarantee the accuracy and reliability of this information, and requests that you should not rely on this information alone.

There are various risks and uncertainties relating to factors that can cause change in business results. The principal factors influencing results include: 1) large changes in economic conditions and capital markets, as well as consumption changes in businesses SANYO engages in, 2) the effects on SANYO's international business activities of fluctuation in exchange rates between the yen and the U.S. dollar, as well as the yen and other currencies, 3) various trade restrictions in the markets of individual countries, and 4) SANYO's ability to provide new technologies, new products and new services amid rapid technological innovation in information technology (IT), market competition and price competition.

However, it should be noted that factors affecting SANYO's performance are not limited to those mentioned above; there are other factors that pose latent risks and uncertainties.

In this annual report, "the Company" refers to SANYO Electric Co., Ltd. and "SANYO" to SANYO Electric Co., Ltd. and its subsidiaries, unless otherwise specified.

Financial Highlights

SANYO Electric Co., Ltd. and subsidiaries

Years ended March 31, 2007, 2006, 2005, 2004 and 2003

	Millions of yen					Thousands of U.S. dollars
	2007	2006	2005	2004	2003	**2007**
□Performance						
Net sales	**2,215,434**	2,397,026	2,484,639	2,508,018	2,182,553	**18,774,864**
Operating income (loss)	**49,568**	(17,154)	35,236	87,113	57,963	**420,068**
Operating income (loss) to sales ratio	**2.2%**	(0.7%)	1.4%	3.5%	2.7%	—
Income (loss) before income taxes and minority interests from continuing operations	**(13,070)**	(165,696)	(68,767)	41,523	(80,072)	**(110,763)**
Net income (loss)	**(45,362)**	(205,661)	(171,544)	13,400	(61,671)	**(384,424)**
□Financial conditions						
Total assets	**1,970,940**	2,154,837	2,600,677	2,643,627	2,686,967	**16,702,881**
Total stockholders' equity	**312,008**	402,892	288,268	497,302	426,026	**2,644,135**
Common and preferred stock	**322,242**	261,328	172,242	172,242	172,242	**2,730,864**
Accumulated earnings (deficit)	**(633,315)**	(466,951)	(84,342)	92,766	90,498	**(5,367,076)**
Interest-bearing debt	**678,878**	792,166	1,213,879	1,093,264	1,125,662	**5,753,203**
□Cash flows						
Cash flows from operating activities	**(7,524)**	(664)	3,695	86,371	131,756	**(63,763)**
Cash flows from investing activities	**(16,866)**	36,001	(82,234)	(91,356)	(61,631)	**(142,932)**
Free cash flows	**(24,390)**	35,337	(78,539)	(4,985)	70,125	**(206,695)**
Cash flows from financing activities	**62,002**	(69,980)	70,580	(33,305)	(7,189)	**525,441**
Cash and cash equivalents at end of year	**334,686**	297,500	294,982	277,462	319,753	**2,836,322**
Restricted cash at end of year	**88,000**	264,800	—	—	—	**745,763**

Notes
1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2007. See Note 3 of Notes to Consolidated Financial Statements.
2. To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue, less cost of sales and selling, general and administrative expenses. SANYO feels that showing operating income (loss) is convenient for investors, since they can compare our financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges—for example, restructuring and impairment charges and abnormal product warranty costs—would be included in the determination of operating income (loss) in consolidated statements of income.
3. Due to the sale of a portion of its shares in SANYO Electric Credit Co., Ltd. on December 27, 2005, SANYO shows its business results and profit or loss on sale independently as discontinued operations. Prior period results have been reclassified to the 2006 presentation.

Net sales and Operating income to sales ratio



Net sales (left scale)
Operating income to sales ratio (right scale)
(Billions of yen)
(%)
4.5
3.0
1.5
0
(1.5)
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Total assets and ROA



Total assets (left scale)
ROA (right scale)
(Billions of yen)
(%)
5
0
(5)
(10)
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

	Yen					U.S. dollars
	2007	2006	2005	2004	2003	**2007**
☐Per-share information						
Net income (loss) per share	**(72.7)**	(195.0)	(92.5)	7.2	(33.1)	**(0.62)**
Dividend per share	—	—	3.0	6.0	6.0	—

	Millions of yen					Thousands of U.S. dollars
	2007	2006	2005	2004	2003	**2007**
☐Reference information						
Capital investment	**79,622**	73,104	100,740	110,172	97,289	**674,763**
Depreciation (excluding amortization)	**66,706**	83,312	88,513	93,443	91,885	**565,305**
R&D expenses	**127,276**	126,767	131,828	125,206	120,833	**1,078,610**

	%				
	2007	2006	2005	2004	2003
☐Indexes					
Stockholders' equity ratio	**15.8**	18.7	11.1	18.8	15.9
Return on equity (ROE)	**(12.7)**	(59.5)	(43.7)	2.9	(12.8)
Return on assets (ROA)	**(2.2)**	(8.6)	(6.5)	0.5	(2.3)
Debt-equity ratio	**218**	197	421	220	264

4 See Note 23 of Notes to Consolidated Financial Statements for net income (loss) per share

Stockholders' equity and ROE



Stockholders' equity (left scale)
ROE (right scale)
(Billions of yen)
(%)
35
0
(35)
(70)
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

Interest-bearing debt and Debt-equity ratio



Interest-bearing debt (left scale)
Debt-equity ratio (right scale)
(Billions of yen)
(%)
500
400
300
200
100
0
1,500
1,250
1,000
750
500
250
0
2003
2004
2005
2006
2007

Message from President

SANYO will transform itself into a leading provider of Environment- and Energy-related products, and will enhance its corporate value


Seiichiro Sano, Executive Director & President

I am Seiichiro Sano, who has recently assumed the Presidency of SANYO Electric Co., Ltd. I am determined to do my utmost to revive SANYO, and I ask your kind support.

First of all, we sincerely apologize for the serious concern that we have caused stakeholders through issues regarding the voluntary amendment of previous financial results and our product quality issues. We will work to resolve these issues, as our primary management task.

The management philosophy of SANYO is "We are committed to becoming an indispensable element in the lives of people all over the world." Reflect on this philosophy, SANYO aims to transform itself into a leading provider of Environment- and Energy-related products, in line with our brand vision "Think GAIA."

Currently, we are implementing transforming initiatives in accordance with the Medium-term Management Plan, a three-year plan (from the fiscal year ended March 2006 to March 2008) formulated in November 2005. In the Plan, we clearly specified the core businesses, on which we would concentrate our management resources, and the businesses requiring structural transformation, which would be subject to fundamental business model review.

For the fiscal year ended March 2007 (fiscal 2006), SANYO recorded a consolidated operating income of ¥49.6 billion, returning to profitability from the previous year's negative figure, since earnings recovery was achieved mainly in the core businesses as a result of the structural transformation implemented thus far. However, primarily because we accounted for other expenses associated with the implementation of additional structural transformation measures, SANYO incurred a net loss of ¥45.4 billion on a consolidated basis, resulting in three consecutive years of net losses.

In the fiscal year ending March 2008, SANYO intends to realize its primary objective of returning itself to profitability in terms of net income, by ensuring continued earnings recovery, mainly in the core businesses.

Business results

Fiscal years ended March 31

	Billions of yen			Millions of U.S. dollars
	2007	2006	Increase (decrease)	2007
Net sales	2,215.4	2,397.0	(181.6)	18,775
Operating income (loss)	49.6	(17.2)	66.8	420
Loss before income tax and minority interests from continuing operations	(13.1)	(165.7)	152.6	(111)
Net loss	(45.4)	(205.7)	160.3	(385)

Overview of Operations in the Fiscal Year Ended March 2007

With economic expansion continuing in China and other Asian countries and regions, and the European economies persistently picking up, the world economy continued to follow a steady trend as a whole during the fiscal year ended March 2007. Similarly, the Japanese economy continued to progress in its recovery. In the country, capital investment increased, backed by improving corporate profitability.

Meanwhile, business conditions surrounding SANYO—which is undergoing structural transformation—continued severe as ever, as raw materials prices rose sharply, while product prices went down.

Under these circumstances, consolidated net sales for the fiscal year ended March 2007 fell 7.6% from the previous year, to ¥2,215.4 billion. Sales increased in the commercial business segment, while those of the consumer and component business segments diminished due to a drop in product prices, to deal with increasing competition, and also affected by the selection and focus strategy set under the structural transformation program.

Surging raw materials prices had a negative impact on profitability, while incomes from mobile phones and digital cameras deteriorated. On the other hand, the battery division posted solid incomes and, in the electronic device division, the semiconductor business moved into the black. As a result, operating income rose by ¥66.8 billion from the previous year, to ¥49.6 billion.

Loss before income taxes and minority interests from continuing operations came to ¥13.1 billion, an improvement of ¥152.6 billion from the previous year. This recovery was mainly due to the decrease of structural transformation-related expenses and a drop in impairment loss on fixed assets. Structural transformation-related expenses of about ¥25.0 billion were booked as other expenses in the fiscal year ended March 2007.

With the addition of income taxes, including reversal of deferred tax assets and deduction of minority interests, net loss came to ¥45.4 billion, an improvement of ¥160.3 billion from the previous year.

Business results improved in the fiscal year ended March 2007, as the structural transformation implemented in accordance with the Medium-term Management Plan established in November 2005 have steadily produced their effects throughout SANYO. Specifically, increasing incomes from the core businesses and improving profitability in the businesses requiring structural transformation raised profitability at the level of operating income.

Performance



(Billions of yen)
100
50
0
(50)
(100)
(150)
(200)
(250)
Operating income
Net income
2005
2006
2007
2008(forecast)
Fiscal years ended March 31

Partial Revisions to the Medium-term Management Plan

On the basis of the Medium-term Management Plan formulated in November 2005, SANYO has been advancing structural transformation by clearly specifying the core businesses, on which we would concentrate our management resources, and the businesses requiring structural transformation, which would be subject to a fundamental business model review.

However, taking into account major changes in our core business environments, in the fiscal year ended March 2007 partial revisions were made to the Medium-term Management Plan, to ensure future recovery and growth. We have therefore announced the following additional measures for structural transformation.

- Cost structural transformation and fundamental review of the production system for the personal mobile devices business
- Acceleration of structural transformation in the home appliances and AV/information and communications equipment businesses
- Reinforcement of sales and service functions
- Completion of structural transformation in the semiconductor business
- Personnel reduction associated with structural transformation and efficiency improvements in administrative and back-office divisions

Thanks to the effects of these structural transformation, we were able to improve profitability, primarily in the core businesses. However, we revised our forecast for the fiscal year ending March 2008, in view of such influencing factors as soaring prices of raw materials for rechargeable batteries and other products, and increased depreciation expenses due to tax system changes in Japan.

Outline of the Medium-term Management Plan (announced on November 18, 2005)

Group-Wide Strategies

Selection of the core businesses
- Power solutions business
- HVAC products & commercial equipment business
- Personal mobile devices business

Selection of the businesses requiring structural transformation
- AV equipment business
- Home appliance business
- Semiconductor business
- Financial services business

Business Strategy Partially revised in November 2006

Growth Strategy

Concentrating capital investment and R&D onto the core businesses
Making use of alliances

Cost Structural Transformation and Functional Improvements

Cost reduction and functional improvements regarding material purchasing, distribution and quality improvement
Personnel downsizing

Improving Financial Standing

Reducing total assets
Reducing interest-bearing debt
Reinforcement of stockholders' equity

Plan for the Fiscal Year Ending March 2008

SANYO has striven to evolve itself into a leading provider of Environment- and Energy-related products, in keeping with our brand vision—"Think GAIA"—with the aim of becoming a company that delights life and the Earth. In the future too, we will sustain this effort while adhering to the above vision.

However, I admit the fact that previously there were some uncertainties in our roadmap toward becoming a leading provider of Environment- and Energy-related products, and that our employees have become less motivated due to difficulties in identifying specific future directions.

To cope with the situation, we have defined "returning to profitability at the level of net income" as our primary objective for the fiscal year ending March 2008. To achieve that objective, we will draw up Group-wide strategies to clarify the roadmap for the future of SANYO, so as to ensure that the entire workforce will move toward the same objective.

First, we will formulate the Master Plan, which defines the "businesses that symbolize SANYO as a leading provider of Environment- and Energy-related products," and "business segments that meet our growth and profitability criteria," thereby providing an overall picture of what SANYO should be.

Next, on the basis of the Master Plan, a new Medium-term Management Plan (for three years, from the fiscal year ending March 2009 to March 2011) will be created to ensure SANYO's steady growth into the future.

These plans will be clearly presented to and shared among all employees, so as to align all their efforts toward the same objective. We will then establish a structure that allows individual divisions and employees to establish their own business plans and achieve their respective goals on their own initiative.


November 2005
April 2007
April 2008
Current Medium-term Management Plan (fiscal years ending March 2006 – 2008)
Development of Master Plan
Development of New Medium-term Management Plan
New Medium-term Management Plan (fiscal years ending March 2009 – 2011)

Enhance Corporate Value

SANYO has as long as 60 years of history, thanks to the generous support extended by stockholders and many other stakeholders.

Throughout our long history, we have developed environment- and energy-related technologies that have enabled us to create attractive products, including the washer/dryer "AQUA."

However, we understand that our ongoing management structure can not fully meet our stakeholders' expectations in various aspects, including business performance.

Based on this recognition, we will change all current structures, without exception, in order to transform SANYO into a highly profitable enterprise.

Henceforth, we will strive to enhance our corporate value so as to fulfill stakeholders' expectations by ensuring that the entire workforce moves toward the same objective and by inspiring each and every employee to independently engage in transformation initiatives. We ask all our stakeholders for their continued understanding and support.

July 2007



Seiichiro Sano,
Executive Director & President

Progress of the Medium-term Management Plan

The Medium-term Management Plan, formulated to transform SANYO into a leading provider of Environment- and Energy-related Products, is in progress, as shown below:

Fiscal years ended March 31

(Unit: Billions of yen)

	2005	2006		
	Results	Medium-term Management Plan	Results	Increase (decrease) from previous year
Net sales	2,484.6	2,440.0	2,397.0	(87.6)
Operating income (loss)	35.2	(17.0)	(17.2)	(52.4)
Income (loss) before income taxes and minority interests from continuing operations	(68.8)	(202.0)	(165.7)	(96.9)
Net income (loss)	(171.5)	(233.0)	(205.7)	(34.2)
Stockholders' equity	288.3		402.9	114.6
Stockholders' equity ratio	11.1%		18.7%	7.6%
Interest-bearing debt	1,213.9		792.2	(421.7)
Debt-equity ratio	4.2 times		2.0 times	(2.2 times)

Moves after Announcement of the Medium-term Management Plan

	Fiscal year ended March 2006 (November 2005 – March 2006)	
●Management in general	Nov. 2005	• Formulated the Medium-term Management Plan
	Feb. 2006	• Adopted a resolution at an extraordinary meeting of stockholders to increase capital through issuance of preferred stocks to third parties
		(Achievement throughout the fiscal year ended March 2006) • Reduced approximately 14,000 employees
●Core business efforts	Nov. 2005	• Selected power solutions, personal mobile devices, HVAC products and commercial equipment businesses as the core businesses, under the Medium-term Management Plan
	Jan. 2006	• Reached an agreement with VOLKSWAGEN AG to start co-development of next generation nickel-metal hydride HEV (Hybrid Electric Vehicle) battery systems
●Structural transformation efforts	Nov. 2005	• Selected AV equipment (mainly TVs), home appliances, semiconductor and financial services businesses, as the businesses requiring structural transformation, under the Medium-term Management Plan
	Dec. 2005	• Transferred part of the Company's stockholdings in SANYO Electric Credit Co., Ltd. to the Goldman Sachs Group, Inc.
	Feb. 2006	• Announced closure of Tudela Plant of SANYO ESPANA, S.A., a production base for color TV sets (Plant closed in March)
●Improving SANYO's financial standing		(Achievement throughout the fiscal year ended March 2006) • Completed payment of approximately ¥300 billion through issuance of preferred stocks to third parties (March 2006) • Sold former Fukiage and Ashikaga plants and approximately 60 sales bases nationwide in Japan (total proceeds from sales: ¥42 billion) • Sold portion of SANYO's stockholdings (total proceeds from sales: ¥87.2 billion) • Reduced interest-bearing debt (from ¥1,213.9 billion at end of March 2005 to ¥792.2 billion at end of March 2006)

(Unit: Billions of yen)

	2007				2008	
	Medium-term Management Plan	Plan revised in Nov. 2006	Results	Increase (decrease) from previous year	Medium-term Management Plan	Plan revised in May 2007
Net sales	2,490.0	2,200.0	2,215.4	(181.6)	2,640.0	2,230.0
Operating income	75.0	35.0	49.6	66.8	97.0	45.0
Income (loss) before income taxes and minority					75.0	32.0
interests from continuing operations	47.0	(25.0)	(13.1)	152.6	62.0	20.0
Net income (loss)	29.5	(50.0)	(45.4)	160.3		
Stockholders' equity			312.0	(90.9)		
Stockholders' equity ratio			15.8%	(2.9%)		
Interest-bearing debt			678.9	(113.3)		
Debt-equity ratio			2.2 times	0.2 times		

Fiscal year ended March 2007 and onward	
Nov. 2006	• Partially revised the Medium-term Management Plan
Dec. 2006	• Took interim measures for revision of outplacement program, for which 967 employees applied (and retired in January 2007)
	(Achievement throughout the fiscal year ended March 2007)
	• Reduced the number of employees (from 106,389 at end of March 2006 to 94,906 at end of March 2007)
Jun. 2006	• Announced 'Next Generation Program for HIT Solar Cells'
Nov. 2006	• Announced structural transformation measures for mobile phone and digital camera businesses
Jan. 2007	• Announced plan to establish solar cell module production facility at Shiga Plant
Sept. 2006	• Announced organizational merger of commercial equipment and electric home appliance businesses (implemented in October)
	• Announced relocation of washer/dryer production base from Shiga to Gunma (relocation completed in January 2007)
Dec. 2006	• Announced establishment of SANYO Electric Sales Co., Ltd. and SANYO Electric Service Co., Ltd. in March, by integrating sales and service functions of Consumer and Commercial businesses (these companies established in April 2007)
Jan. 2007	• Announced merger of Sanyo Sales & Marketing Corporation (merged in April)
Jul. 2006	• Spun off semiconductor business and established SANYO Semiconductor Co., Ltd.
Aug. 2006	• Announced TV business structural transformation measures and decision to spin off TV development business into a corporate joint venture established with Quanta Computer, Inc. in Taiwan (joint venture established in October)
Dec. 2006	• Transferred all SANYO's stocks in SANYO EPSON IMAGING DEVICES CORPORATION, to completely withdrew from LCD business
Jan. 2007	• Announced that SANYO would establish a joint venture with Haier Group Co. in China for design and development of household refrigerators with most of the production entrusted to Haier.
Apr. 2007	• In response to the tender offer of STV Partners Corporation, a subsidiary of the General Electric Company, SANYO released to sell its stake in SANYO Electric Credit Co., Ltd. to the company (completed in May)
	(Achievement throughout the fiscal year ending March 2007)
	• Sold Tokyo Building
	• Reduced interest-bearing debts (from ¥792.2 billion at end of March 2006 to ¥678.9 billion at end of March 2007)
	• Reduced the number of consolidated subsidiaries (from 236 at end of March 2006 to 205 at end of March 2007)

Efforts in the Fiscal Year Ended March 2007 and Onward

Efforts in the Core Businesses

■Personal Mobile Devices Business

In the personal mobile device business, we carried out cost structural transformation through such measures as reorganizing the manufacturing bases of the digital camera business worldwide and increasing the proportion of overseas production for the mobile phone business. In so doing, we are striving to shift to a business structure capable of ensuring our profitability while responding to rapid changes in the business environment.

■HVAC Products & Commercial Equipment Business

This business covers a wide variety of HVAC (Heating, Ventilating and Air Conditioning) products and commercial equipment for industrial use. We have announced that SANYO will strengthen this business in China.

Against the backdrop of the growing environmental awareness worldwide, we have already set up powerful production facilities in Dalian and other places in China, whose market is in the process of major growth. By newly establishing a heat exchanger manufacturer and a compressor development center in China, we will further reinforce the business structure so as to make Chinese operations as SANYO's second stronghold for HVAC products & commercial equipment business.

We will expand and strengthen this business in overseas markets, on the basis of our environmental and energy-saving technologies.

■Solar Cell Business

In response to the rapidly expanding solar cell market, we have launched the Next Generation Program for HIT Solar Cells, with the aim of further expanding our solar cell business so as to evolve SANYO into a world top-level manufacturer.

Going forward, by the fiscal year ending March 2011 we will invest a total of more than ¥40 billion to augment our cell production capability. In addition, we will develop HIT solar cells with even higher conversion efficiency, as well as thinner wafers, so as to augment our products and differentiate SANYO from competitors, taking advantage of our technological prowess.

Structural Transformation Achievements

■Integration of Electric Home Appliance and Commercial Equipment Businesses

To improve our product development capability and achieve further business expansion through technological synergy, we effected organizational integration of the electric home appliance and commercial equipment businesses.

We have also decided to merge organizations so as to integrate the sales and service functions of the consumer and commercial business segments, and established SANYO Electric Sales Co., Ltd. and SANYO Electric Service Co., Ltd. in April 2007. By improving operational efficiency and promoting customer sharing, we aim to reduce expenses in the fiscal year ending March 2008 and onward, so as to expand sales and strengthen service functions.

■Washer/dryer Business

The operational hub of the washer/dryer business was transferred from the Shiga Plant to the Tokyo Plant, where the operational hub of the HVAC products & commercial equipment business is located, to make more effective use of management resources through integration with the commercial business. This transfer was also aimed at improving our product development capability and realizing further business expansion through synergy created through the fusion of our aqua technology (environmental/water treatment technology) and our commercial equipment technology.

■Household Refrigerator Business

In the household refrigerator business, a global strategic alliance was formed with Haier Group Co. —a company in China that has strong competitiveness in the global market. Specifically, to further strengthen and expand our refrigerator business, a joint venture company was established for R&D/designing and support for manufacturing technologies and quality management. In addition, a large portion of SANYO-owned stocks of SANYO Universal Electric Public Co., Ltd., a refrigerator manufacturing company, was transferred to Haier. We also decided to consign a greater portion of our household refrigerator manufacturing to Haier.

■TV Business

In the TV business, the headquarters functions were transferred to North America, so as to establish a structure capable of promptly responding to customer requests. In addition, a joint venture company having TV related business functions, including planning, development, and material purchasing, was established with Quanta Computer, Inc. in Taiwan—a leading company in the development and manufacture of electronics. Domestic sales of LCD TVs collectively developed by this new company have already commenced.

■Semiconductor Business

In the semiconductor business, significant earnings recovery was achieved as a result of the structural transformation implemented, including fixed cost reduction. However, because of the need for significant capital investment to achieve business growth, the semiconductor business was spun off into a separate company in July 2006 so as to transform itself into a self-sustaining independent business entity capable of quickly responding to changes in the environment and of flexibly raising funds in the capital markets.

We will continue to place particular focus on the power management and mixed signal areas, using our strong analog technology, and will strive to establish business models that enable us to improve capital efficiency.

■LCD Panel Business

Since October 2004, the LCD panel business had been operating under SANYO EPSON IMAGING DEVICES CORPORATION— a joint venture company established with Seiko Epson Corporation. To improve management resource efficiency, in December 2006 the joint-venture contract was dissolved and all of the company-owned stocks in this joint venture company were transferred to Seiko Epson Corporation, after which SANYO withdrew from this business.

■Financial Services Business

In December 2005 we transferred part of our stockholding in SANYO Electric Credit Co., Ltd. to the Goldman Sachs Group, Inc., as part of our efforts to realign and reorganize our operations by selecting and focusing operations in our business portfolio. Subsequently, in response to the tender offer of SANYO Electric Credit Co., Ltd., publicly announced in March 2007 by STV Partners Corporation, a subsidiary of General Electric Company, SANYO transferred all its SANYO Electric Credit stocks it owned to STV.

■Personnel Reduction

In the fiscal year ended March 2007 we carried out additional personnel cutbacks by implementing, for instance, provisional measures to promote the revised outplacement program, in conjunction with our efforts toward business structural transformation and the streamlining of back-office divisions.

Furthermore, a large portion of SANYO-owned stocks in SANYO Universal Electric Public Co., Ltd. was transferred to Haier Group Co. As a result of those measures, the number of SANYO employees was reduced by 11,438 from the end of March 2006, to 94,906 as of the end of March 2007.

■Reduction of Consolidated Subsidiaries

In order to strengthen subsidiary management, improve efficiency by business integration and reduce management costs, SANYO took such measures as elimination and consolidation of sales companies in Japan and overseas, and deconsolidation of subsidiaries.

Consequently, the number of consolidated subsidiaries was reduced by 31 from the end of March 2006, to 205 as of the end of March 2007.

Toward Becoming a Leading Provider of Environment- and Energy-related Products

SANYO will evolve into a leading provider of Environment- and Energy-related products, while offering various solutions to environmental problems through our technology. This section presents several global environmental problems and some examples of technologies that SANYO proposes as means of resolving these problems.

Clean Energy Solutions

Concern about fossil fuel depletion represents one of the energy problems confronting society today.

SANYO has developed technologies for solar power generation systems and rechargeable batteries. By making these technologies available, SANYO provides products and services that enable resource effective use, environmental impact mitigation, and the reduction of fossil fuel consumption and CO_2 emissions.

SANYO proposes a lifestyle that enjoys various non-disposable products, by creating a clean energy loop.


Clean Energy Loop
The generated energy is used to charge the batteries
Energy is generated from sunlight.
The batteries can then be repeatedly used.
eneloop
Energy Loop Products

The high-conversion-efficiency HIT solar cell, which realizes the world's highest* power generation capacity per installation area

The HIT (Heterojunction with Intrinsic Thin layer) is SANYO's proprietary hybrid-type solar cell in which amorphous silicon layers are formed on a single-crystalline silicon substrate. The HIT solar cell thus combines the high conversion efficiency of single-crystalline silicon and the high heat resistance of amorphous silicon.

This product realizes the world's highest* conversion efficiency of 22.0%, at the research level, in practical size (100 cm² or more) crystalline silicon-type solar cells.

In the future, SANYO will continue to develop technologies aiming at further improving energy efficiency, cost reduction and resource conservation, to help reduce environmental impact.

* According to in-house survey as of June 19, 2007


HIT
Photovoltaic Module

Solar module

Proposal of lifestyle with non-disposable batteries: High-performance, high-reliability rechargeable batteries that support a ubiquitous society and global environmental protection

SANYO commenced production of the nickel-cadmium battery in 1964. Since then, SANYO has developed, produced and marketed rechargeable batteries (e.g., nickel-metal hydride [Ni-MH] batteries and lithium-ion batteries) that are used as power sources for portable and cordless devices. These high-performance, high-reliability batteries contribute to the extended use-time of mobile phones, notebook computers, cordless power tools and the like, as well as encouraging the development of more compact, lightweight products with higher power.



Rechargeable batteries

"eneloop," a commercially available nickel-metal hydride battery, combines the advantages of both rechargeable and dry cell batteries by embodying substantial improvements in self-discharge properties. As a next-generation cell replacement for dry cell batteries, "eneloop" will help reduce the generation of used dry cell batteries.

In addition, our rechargeable batteries for hybrid electric vehicles (HEVs) improve vehicle fuel efficiency through energy recycling, helping realize low-environmental impact cars. We intend to further improve the performance of these rechargeable batteries.


eneloop
eneloop

eneloop

Rechargeable nickel-metal hydride battery "eneloop"

Water Problem Solutions

Our earth is often called the "planet with water." However, it is said that fresh water accessible to human use accounts for only 0.01% of all water on earth. Furthermore, due to groundwater depletion and water pollution, there is less and less water that can be safely used.

SANYO will save and purify water resources, using various technologies that employ ozone and electrolyzed water, so as to help resolve water problems.


Rivers/lakes
0.01%
or less
0.76
1.76
Fresh water
2.5%
97.5

Source: Data created by Water Resources Department, Land and Water Bureau, Ministry of Land, Infrastructure and Transport

Innovative drum-type washing machine "AQUA" based on concepts of water conservation and environmental protection

Using the power of air (ozone) instead of water, "AQUA" is capable of disinfecting* and deodorizing clothing and items that are conventionally difficult-to-wash at home.

In addition, by purifying and re-circulating rinse water with the power of ozone, "AQUA" achieves substantial water saving. Moreover, this product functions to clean used bathwater in its storage tank, so that the amount of fresh tap water needed for a single load of laundry can be reduced to a as little as about eight liters.

* Tests conducted by Japan Food Research Laboratories/Testing methods: agar plate cultural method, bacteria elimination using ozone



AQUA

Drum-type washer/dryer "AQUA"

Energy Solutions to Promote Greening

Global warming is among issues that are attracting the great attention worldwide.

It is now a mission of enterprises to reduce the emission of greenhouse gases, including carbon dioxide (CO_2) believed to be a major culprit in global warming.

Through total integration of energy-saving and other environmental protection technologies that we have developed for commercial equipment, SANYO has realized significant reduction in CO_2 emissions, and has proposed solutions that can help realize a pleasant living environment.


Saving Resources
Saving Energy
Using Low-Impact, Ecological Materials
Reducing Waste Materials
enegreen universe
Reduction of
CO2 emissions
=
Forest
CO2
absorption

enegreen Supermarket Showcase Refrigerating System greatly reduces supermarket power consumption

This product features the W-Multi System, which connects multiple showcases and refrigeration units to create the ideal refrigerating system of capacity suited to the supermarket premises. Furthermore, the high-efficiency and energy-saving DC inverter compressors feature stepless control, optimized for the refrigerating capacity of the showcase, so as to help reduce annual power consumption.



enegreen

enegreen Supermarket Showcase Refrigerating System

Overview of Operations by Business Segment

As of the end of March 2007, SANYO conducts product sales, maintenance and service activities in the following four business segments: Consumer, Commercial, Components and Others. This section provides an overview of each business segment and explanations of its performance.

Performance by Business Segment
Fiscal years ended March 31

(Unit: Billions of yen)

		2007	2006	2005
Consumer	Net sales and other operating revenues	**1,017.7**	1,154.4	1,248.3
	Operating income	**(1.7)**	(9.9)	28.9
Commercial	Net sales and other operating revenues	**275.3**	236.3	216.1
	Operating income	**14.5**	7.5	6.2
Components	Net sales and other operating revenues	**900.7**	948.4	984.4
	Operating income	**67.6**	11.6	18.2
Others	Net sales and other operating revenues	**154.6**	198.9	183.7
	Operating income	**4.5**	6.7	5.4
Corporate and eliminations	Net sales and other operating revenues	**(39.7)**	(53.7)	(71.1)
	Operating income	**(35.3)**	(33.1)	(23.5)
Total	Net sales and other operating revenues	**2,308.6**	2,484.3	2,561.4
	Operating income	**49.6**	(17.2)	35.2

Net sales and other operating revenues



(Billions of yen)
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Others
Components
Commercial
Consumer

Operating income



(Billions of yen)
100
80
60
40
20
0
(20)
2005
2006
2007
Others
Components
Commercial
Consumer

Above graphs are based on figures before eliminations.

Major products and services

Consumer business segment
- Mobile phones
- Digital cameras
- LCD projectors
- Car Navigation systems
- TVs
- Washing machines
- Air-conditioners
- Refrigerators

Commercial business segment
- Showcases
- Large air-conditioners
- Absorption chillers
- Computer systems for medical applications

Component business segment
- Lithium-ion batteries
- Nickel-metal hydride batteries
- Nickel-cadmium batteries
- Solar cells
- Semiconductors
- Capacitors
- Motors
- Optical pickups

Other business segments
- Logistics
- Maintenance

Consumer Business Segment

Performance highlights

Fiscal years ended March 31

	(Billions of yen) 2007	2006	2005	(Millions of U.S. dollars) 2007
Net sales and other operating revenues	1,017.7	1,154.4	1,248.3	8,624
Operating income	(1.7)	(9.9)	28.9	(15)
Assets	550.7	615.0	588.3	4,667
Capital investment	20.2	21.7	27.6	171
Depreciation and amortization	34.3	36.9	33.1	291
Number of employees	26,984	31,561	26,099	-


(Billions of yen)
Performance
(Billions of yen)
1,500
1,000
500
0
45
30
15
0
(15)
2005
2006
2007
Net sales and other operating revenues (left scale)
Operating income (right scale)

Business Environment and Performance in the Fiscal Year Ended March 2007

The consumer business segment covers AV/information and communications equipment, such as mobile phones and digital cameras, as well as electric home appliances, such as washing machines and air conditioners.

As for the business environment for this business segment, the mobile phone market expanded mainly in BRICs countries, and our digital cameras saw a substantial sales growth in North America and Asia. Despite such overall favorable market conditions, the operating environment for SANYO continued severe, due to intensifying competition and falling product prices.

Under such circumstances, for the fiscal year ended March 2007 SANYO posted net sales and other operating revenues of ¥1,017.7 billion (US$8,624 million), down 11.8% from the previous year. Operating loss was ¥1.7 billion (US$15 million), improved by ¥8.2 billion from the previous year.

With regard to AV/information and communications equipment, sales increased for LCD projectors, whose sales expanded in the education market, and for car navigation systems, which have won a positive reputation in Japan for models with a built-in one-segment broadcasting tuner. On the other hand, mobile phones, digital cameras and TVs suffered sales declines.

The sales from mobile phones decreased mainly due to fiercer competition and falling product prices. With regard to the digital camera business, which is centering on OEM business, intensification of price competition was a major factor in the sales decrease. The TV business suffered sales decline primarily because the CRT-based TV market in North America shrank rapidly.

Concerning electric home appliances, while washing machines recorded increased sales, sales of refrigerators and air conditioners were slow domestically, resulting in a decrease in sales.

We had a drop in profits due to declines in sales of AV/information and communications equipment, such as digital cameras and mobile phones. Another reason for the drop was that we accounted for a loss on disposal of inventories and evaluation loss for mobile phones. Nevertheless, incomes recovered for the entire consumer business segment, since the home appliance losses were significantly reduced as a result of structural transformation implemented since the fiscal year ended March 2006.

In the refrigerator business, in January 2007 SANYO formed an alliance with Haier Group Co., a company in China that has strong competitiveness in the world market. Specifically, to further strengthen and expand the refrigerator business, a joint venture company was established for R&D/designing and support for manufacturing technologies and quality management. In addition, it was decided to consign a greater part of the manufacturing of our household refrigerators to Haier Group Co. Through this alliance, we will strengthen our cost competitiveness and improve profitability.

Future Basic Policies and Priority Strategies

It is expected that the business environment surrounding this segment will continue to be severe, due to such factors as intensifying competitions with rival companies, falling product prices and soaring raw material prices. To cope with the situation, SANYO intends to secure profits by implementing the following strategies.

The mobile phone and digital camera businesses are among the businesses whose profitability fluctuates widely, due to intensifying competition with rival firms and shortening product lifecycles. In view of these business risks, we will work to increase the proportion of mobile phone production in Malaysia, and strengthen the production systems for the digital camera business in Vietnam and Indonesia. Through these measures we will change our business structure so as to be capable of ensuring profitability even when there is a decline in sales.

For the TV business, the headquarters functions were transferred to North America, to establish a structure capable of promptly responding to customer requests. We will continue to concentrate our management resources on the North American area.

In the electric home appliance business, we will enhance product development capabilities, sales and service functions through organizational integration with the commercial business. By carrying out efficient business management, we aim to secure profitability in our business.



Digital movie camera "Xacti"



Drum-type washer/dryer "AQUA"

Commercial Segment

Performance highlights

Fiscal years ended March 31

	(Billions of yen)			(Millions of U.S. dollars)
	2007	2006	2005	2007
Net sales and other operating revenues	275.3	236.3	216.1	2,333
Operating income	14.5	7.5	6.2	123
Assets	197.8	167.5	130.3	1,676
Capital investment	4.3	3.3	3.6	37
Depreciation and amortization	5.6	5.7	4.9	47
Number of employees	6,926	6,496	6,140	


(Billions of yen)
Performance
(Billions of yen)
400
300
200
100
0
20
15
10
5
0
2005
2006
2007
Net sales and other operating revenues (left scale)
Operating income (right scale)

Business Environment and Performance in the Fiscal Year Ended March 2007

The commercial business segment deals with commercial equipment, including showcases for supermarkets and convenience stores, large air conditioners including package air conditioners, and computer systems for medical applications.

In Japan, the business environment for this segment was sluggish in general, because the number of shops newly opened in the distribution market diminished, the showcase market stagnated and corporate replacement demand for large air conditioners was not manifest. On the other hand, overseas markets expanded notably in China, where economic growth was remarkable, and in Europe, which is characterized by keen environmental awareness.

Under such circumstances, for the fiscal year ended March 2007 SANYO posted net sales and other operating revenues of ¥275.3 billion (US$2,333 million), up 16.5% from the previous year. Operating income increased by ¥7 billion from the previous year to ¥14.5 billion (US$123 million).

Supermarket showcases and packaged air conditioners were sluggish due to a downturn in domestic demand. Meanwhile, as a result of our efforts to enhance and expand business overseas, showcase sales expanded in China and those of packaged air conditioners in China and Europe, leading to an increase in overall overseas sales. Also, in the biomedical business, which deals with ultra-low temperature freezers, medical cool boxes etc., overseas sales increased. In the medical systems business, further advancement of IT for medical record keeping in Japan resulted in a significant sales increase.

Sales growth mainly in overseas countries contributed to incomes increase in this segment, despite the impact of rising prices of raw materials such as copper and aluminum.

Future Basic Policies and Priority Strategies

As for the business environment surrounding this segment, it is expected that the Japanese market will remain stagnant, whereas overseas markets, notably in China and Europe, will continue to enjoy strong demand. In the future, while staying focused on strengthening business operations in the expanding overseas markets, SANYO will work to enhance its sales capabilities also in the Japanese market, which is being saturated, so as to increase sales and income.

We will expand our showcase business into China, where demand for supermarkets is brisk, with the Beijing Olympic Games close at hand, as well as into ASEAN countries and India.

As for large air conditioners, sales strategies will be augmented, aiming at further growth in the expanding the European and Chinese markets. In Europe, we will strengthen competitiveness of our packaged air conditioners, based on the production facility in Hungary.

In the commercial business segment, we have developed various energy-saving and environmentally friendly products, including a showcase that incorporates a compressor using natural refrigerant (CO_2). Through organizational integration with the electric home appliance business, the commercial business segment will continue to release high value-added products.



enegreen Supermarket Showcase Refrigerating System

Component Business Segment

Performance highlights

Fiscal years ended March 31

	(Billions of yen)			(Millions of U.S. dollars)
	2007	2006	2005	2007
Net sales and other operating revenues	900.7	948.4	984.4	7,633
Operating income	67.6	11.6	18.2	573
Assets	841.0	896.8	902.2	7,127
Capital investment	53.6	41.8	60.5	454
Depreciation and amortization	49.5	77.9	76.7	420
Number of employees	57,162	64,259	58,619	



(Billions of yen)
Performance
(Billions of yen)
1,200
900
600
300
0
80
60
40
20
0
2005
2006
2007
Net sales and other operating revenues (left scale)
Operating income (right scale)

Business Environment and Performance in the Fiscal Year Ended March 2007

The component business segment covers electronic components, such as capacitors and motors, rechargeable batteries including lithium-ion batteries, solar cells, optical pickups and other products.

The business environment for this segment generally remained favorable during the fiscal year ended March 2007, with strong demand for electronic components, semiconductors and lithium-ion batteries, backed by expansion of markets for applications of mobile phones, notebook computers, digital cameras, game consoles etc.

Under such circumstances, for the fiscal year ended March 2007 SANYO recorded net sales and other operating revenues of ¥900.7 billion (US$7,633 million), down 5.0% from the previous year. Operating income increased by ¥56 billion from the previous year to ¥67.6 billion (US$573 million).

As for rechargeable batteries, although lithium-ion batteries for notebook computers saw steady progress, there was a decrease in sales for mobile phones, leading to a decrease in overall sales. For semiconductors, as a result of ongoing structural transformation, including the product selection and focus strategy, sales decreased. Sales of optical pickups also decreased, due to price declines and so on.

Meanwhile, sales of solar cells increased substantially, with sales growth in Europe and Japan. Electronic components continued to suffer price decline. However, thanks to active market demand for mobile phones, personal computers etc., the sales quantity of capacitors and vibration motors increased, resulting in increased sales.

A major factor contributing to the sales decline in this business segment was the decrease in sales of LCD panel business, from which SANYO had withdrawn.

In terms of incomes, our efforts for structural transformation produced their effects, greatly improving performance in the semiconductor business, which returned to profitability. Moreover, income from electronic components increased, which resulted in their profit expansion. As for rechargeable batteries and solar cells, we also recorded profit increases through the effects of our cost reduction efforts, despite difficult conditions brought about by soaring raw material prices. As a result, the entire component business segment achieved a substantial income increase.

Future Basic Policies and Priority Strategies

For this business segment, we forecast that demand from expanding markets for mobile phone, notebook computer and game console applications will continue to grow, and that demand for solar cells will remain strong in Europe, supported by keen environmental awareness. In terms of income, however, the business environment surrounding this business segment is expected to be severe, given the significant surge in costs of raw materials for rechargeable batteries and solar cells. SANYO will take measures to achieve further growth, by concentrating management resources particularly on the core businesses such as the rechargeable batteries, solar cells and electronic component businesses.

As for rechargeable batteries, we will focus on lithium-ion batteries, aiming at increase in sales quantity, as well as increase in production capacity by means of capital investment. Concerning rechargeable batteries for hybrid electric vehicles (HEVs), we will work to enhance the performance of nickel-metal hydride batteries for HEVs, and to realize early commercialization of a HEV lithium-ion battery, which is anticipated as a next-generation rechargeable battery for HEVs.

In the solar cell business, we will make capital investment to enhance cell manufacturing capacity, and will augment our sales strategies in Europe, North America and Asia, so as to increase sales. At the same time, we will strengthen measures to ensure stable procurement raw materials.



HIT solar module



Lithium-ion batteries



Battery system for HEVs

Other Business Segment

Performance highlights

Fiscal years ended March 31

	(Billions of yen)			(Millions of U.S. dollars)
	2007	2006	2005	2007
Net sales and other operating revenues	154.6	198.9	183.7	1,310
Operating income	4.5	6.7	5.4	38
Assets	144.7	120.6	669.8	1,227
Capital investment	0.7	2.0	1.6	6
Depreciation and amortization	2.3	3.2	3.0	19
Number of employees	2,418	2,570	3,436	



(Billions of yen)
Performance
(Billions of yen)
250
200
150
100
50
0
10
8
6
4
2
0
2005
2006
2007
Net sales and other operating revenues (left scale)
Operating income (right scale)

Business Environment and Performance in the Fiscal Year Ended March 2007

Other business segment comprise nonmanufacturing businesses, including the logistics business, in which SANYO Electric Logistics Co., Ltd. plays a central role, and the maintenance service business.

In the distribution industry, in which SANYO plays its role, demand for international freight transport remained firm, owing to continued economic expansion in the U.S., China and other countries. However, with sluggish growth in cargo volume, the business environment for domestic freight transport has continued to be tough, affected by the intensification of inter-carrier competition and surging fuel prices.

Under such circumstances, for the fiscal year ended March 2007 SANYO posted net sales and other operating revenues of ¥154.6 billion (US$1,310 million), down 22.3% from the previous year. Operating income decreased by ¥2.2 billion from the previous year to ¥4.5 billion (US$38 million).

A factor influencing the above declines is that SANYO Homes Co., Ltd. was changed from a consolidated subsidiary to an affiliate accounted for by the equity method.

Future Basic Policies and Priority Strategies

On the basis of the Medium-term Management Plan, SANYO has concentrated its management resources on its core businesses. As part of such efforts, by selling a portion of its stockholdings in SANYO Electric Credit Co., Ltd., SANYO rendered SANYO Electric Credit a discontinued operation in the fiscal year ended March 2006. As a result of such structural transformation, the scale of this business segment is exhibiting a shrinking trend.

In the logistics industry on the other hand, outsourcing and other new business models are in the growth process in Japan. In addition, international logistics has shown remarkable growth in recent years.

SANYO strives for steady growth of the logistics business, by expanding third-party logistics business and by promoting the establishment of a common platform among electrical appliance manufacturers.

Overview of Capital Investment/Research and Development

Overview of Capital Investment

SANYO has worked on full-fledged business selection and focus strategies as well as growth strategies centering on future core businesses. In line with these strategies, during the fiscal year ended March 2007 we primarily directed capital investment to the component and consumer business segments. The capital investment involved totaled ¥79.6 billion (US$675 million).

We invested capital totaling ¥20.2 billion (US$171 million) in the consumer business segment. The investment went mainly toward manufacturing facilities for telephone devices, digital cameras, LCD projectors, car electronics and washing machines.

In the commercial business segment, ¥4.3 billion (US$36 million) was invested. The main targets of this investment were manufacturing facilities for absorption chillers and showcases.

For the component business segment, our capital investment was ¥53.6 billion (US$454 million), directed primarily toward manufacturing facilities for lithium-ion batteries, solar cells, electronic components, compressors and semiconductors.

In the other business segments, our capital investment was ¥0.7 billion (US$6 million).

Overview of Research and Development

Under the "Think GAIA" vision, with the aim of becoming a company that delights life and the Earth, the Technology R&D Headquarters of SANYO works as one with each internal company, enabling us to create products and offer solutions from a new perspective by making full use of our proprietary technologies.

During the fiscal year ended March 2007, we implemented initiatives for selecting and focusing on development themes, so as to strengthen our technological development capabilities. At the same time, the process of new business creation was accelerated through technology fusion. As a result, the research and development expenditures of SANYO for the fiscal year ended March 2007 amounted to ¥127.3 billion (US$1,079 million).

Research and development expenditures associated with the consumer business segment totaled ¥59.2 billion (US$502 million), used mainly for researching and developing basic technologies relating to next-generation audiovisual equipment, information and communications equipment, and electric home appliances.

Research and development expenditures associated with the commercial business segment were ¥18.6 billion (US$157 million), used mainly for the research and development of basic technologies relating to next-generation industrial equipment and systems.

Research and development expenditures associated with the component business segment totaled ¥46.7 billion (US$396 million), used mainly for the research and development of basic technologies relating to next-generation rechargeable batteries, solar cells, electronic components and semiconductors.

Research and development expenditures unrelated to the above-mentioned business segments amounted to ¥2.8 billion (US$24 million).

Capital investment and Depreciation (excluding amortization)
Fiscal years ended March 31



(Billions of yen)
Capital investment
Depreciation
125
100
75
50
25
0
2003
2004
2005
2006
2007

Research and development expenditures
Fiscal years ended March 31



(Billions of yen)
R&D for basic research
Component
Commercial
Consumer
150
125
100
75
50
25
0
2005
2006
2007

SANYO is committed to obtaining stakeholders' trust by enhancing the soundness, efficiency and transparency of the corporate management. At the same time, SANYO is working to develop an internal control system and to ensure that the system functions efficiently.

Management System

■Board of Directors and Board of Auditors

The Company holds regular monthly meetings of the Board of Directors, to make important decisions and oversee business execution by executives. The resolution of certain important matters requires the approval of more than two-thirds of the total Board. To facilitate careful deliberation at such meetings and improve management efficiency, all board members attend the Steering Committee, which are held at least twice a month.

The Steering Committee preliminarily review items on the agenda for the meeting of the Board of Directors, and make swift decisions regarding fundamental and important subjects relating to certain business implementations. As of June 30, 2007, the Board of Directors comprises nine directors, two of whom are outside directors.

Under our auditing system, the Company has a Board of Auditors. Corporate Auditors attend Board of Directors meetings and other important meetings, inspect important documents of decisions and receive reports from internal audit sections and other relevant departments. Through these activities, Corporate Auditors stringently monitor the performance of directors. Corporate Auditors also inquire into the auditing policies and plans of Accounting Auditors, and receive reports and explanations on the results of audits performed as occasion arises, so as to ensure mutual coordination with Accounting Auditors. As of June 30, 2007, the Board of Auditors comprises six corporate auditors, three of whom are outside auditors.

■Improving and Strengthening the Internal Control System

SANYO is committed to obtaining stakeholders' trust by enhancing the soundness, efficiency and transparency of our corporate management, so as to develop sustainably as an enterprise. To this end, SANYO believes it essential to develop an internal control system so as to ensure that the effective system function, as well as to comply with relevant laws and regulations.

SANYO promotes internal control from three perspectives: financial reporting, risk management and compliance. To further improve and strengthen internal control, SANYO has set up the Internal Auditing Division in the Head Office. The Division works to ensure efficient business practices in compliance with laws and regulations, also reporting audit results and other relevant information to the Corporate Auditors. In this manner, the Division works to maintain and improve auditing quality by enhancing the efficiency and effectiveness of audit activities in coordination with the Corporate Auditors.

■Information Disclosure and Accountability

To ensure management transparency and fulfill its accountability, SANYO has established the information disclosure system, and has disclosed information in a timely and appropriate manner. SANYO willingly discloses information about our management via financial statements and other legally required reporting documents, as well as via annual reports, sustainability reports, our website and other means.

Management System and Internal Control System



Stockholders' Meeting
Election and removal
Election and removal
Election and removal
Board of Auditors
Corporate Auditors
Outside Corporate Auditors
Inspect status of internal control system development and operation
Coordination
Internal Auditing Division
Evaluates internal control and assists in its improvement
Corporate Audit Office
Accounting Auditors
Coordination
Coordination
Audit
Audit
Reports
Internal audit
Audit
Board of Directors
Directors Outside Directors
Determine basic policies for internal control system development and operation
Election/removal, supervision
Executive Divisions
Develop and operate internal control system
President, Executive Officers
Head Office
Business Division
Internal companies
Related Companies
Recommendations/ proposals, reports
Special Committees
Deliberate on internal control-related subjects in respective areas of specialty
Personnel/Nominating Committee
Compensation Committee
Audit/Governance Committee
Internal control system development and operation
ORisk management
OCompliance promotion
OIT governance etc.

Compliance

SANYO regards compliance (the observing applicable laws and internal rules, or the act on ethics) as an important basis for continuity of business operations. In 2006, we established the SANYO Electric Group Code of Conduct and Ethics, to be applied to our executives and employees working at SANYO all over the world. The Code of Conduct and Ethics provides guidelines for day-to-day work and other corporate activities from the perspective of compliance.

■Compliance Promotion System

We have established a compliance promotion system, led by the Chief Supervisor (President) and the Compliance Officer (selected from among executives). In addition, compliance leaders appointed by head office, each internal company and each division play a central role in promoting compliance efforts. Compliance leaders ensure adherence to the Code of Conduct and Ethics and prevent violation of laws and regulations.

For early detection of and response to compliance-related issues, we have installed Compliance Hotlines inside and outside the Company, as service desks to receive inquiries from and offer consultations to our employees. The contents of inquiries from employees and consultations are reported via the Corporate Audit Office to Chief Supervisor and Compliance Officer, however, based on the guidance, measures such as investigation and assistance for improvement are forwarded.

■Compliance Promotion in Key Areas

Compliance involves various areas, from among which we have designated key compliance areas that require Group-wide commitment. These key areas include compliance with Antitrust Law, export control, personal information protection, product quality and health and safety. For each of these key areas we have developed internal rules, according to which management is exercised.

■Dissemination of Code of Conduct and Ethics to All Employees

SANYO formulated its Code of Conduct and Ethics in 2006. We have published the Code for the countries and regions where SANYO's subsidiaries and affiliated companies are located (14 languages), so as to disseminate the Code to the Sanyo's executives, officers and employees worldwide. Furthermore, in the fiscal year ended March 2007 we issued the compliance guidelines (the 2nd version), to explain the Code and present compliance-related cases. The compliance guidelines have been distributed to the SANYO's executives, employees and temporary staffs in Japan.

In accordance with establishment of the Code of Conduct and Ethics, we have updated the compliance education programs for stratified training. As tasks to be continued in the fiscal year ending March 2008 and beyond, we are preparing manuals and establishing systems whereby to receive compliance-related inquiries and offer consultations in other regions and countries than Japan, in conjunction with the reinforcement of global management.

Compliance Promotion System


Chief Supervisor
Compliance Officer
Instruction and advice
Report
CSR Department
Establish and manage the system.
Plan and release measures.
Corporate Audit Office
Audit
Compliance Leaders at Departments of Head Office
Compliance Leaders at Each Internal Company/Division
Instruction
Related companies
Key Compliance Areas
oCompliance with Antitrust Law
oCompliance with Subcontract Act
oExport control
oPersonal information protection
oHealth and safety
oEnvironment conservation
oProduct quality etc.

Risk Management

Regarding risks that may have a significant impact on business operations, it is necessary to analyze the possibility of risk occurrence, to quickly detect risk and take necessary measures to minimize the damage should the risk occur.

Each division of SANYO has been consistent in its efforts to identify, assess, respond to and review risks. We are also planning a series of Group-wide risk management meetings, at which to share and discuss issues concerning the progress in risk management and its promotion, and to review our risk management policies, in the fiscal year ending March 2008 and onward.

■Risk Management System

SANYO has designated one executive as Chief Supervisor, and has set up a department that supports the Chief Supervisor, to conduct risk management throughout the Group.

During the fiscal year ended March 2007, as part of our effort to enhance and strengthen the internal control system we explicitly stated, in job descriptions the risks to be addressed, so as to clarify our responsibility and authority for responding to risks. In the fiscal year ending March 2008 and onward, to further strengthen our ongoing efforts, we will implement comprehensive risk management by establishing the risk management system in accordance with JISQ2001 (Japan Industrial Standards guidelines for building risk management systems). Specifically, during the fiscal year ending March 2008 we will establish the system and operate it on a trial basis, and will begin full-scale operation in the fiscal year ending March 2009 and beyond.

SANYO Electric Group Risk Management Policies

Established May 2007

1. Fundamental Objectives of Risk Management
   By appropriately responding to risks that may significantly impact business operations, we will mitigate damage to management resources and quickly recover from damage in the event of emergency, so as to enable early resumption of operations and thereby enhance our corporate value.

2. Risk Management Principles
   (1) To ensure the safety and health of employees and the conservation of management resources
   (2) Not to damage the safety, health or benefits of parties concerned
   (3) To take speedy and appropriate measures for recovery if management resources are damaged
   (4) To take responsible action in compliance with laws and regulations as well as social norms, if risk becomes apparent
   (5) To improve the social valuation of the company through constant risk management activities
   (6) To reflect social demand regarding risks in our risk management

Major risk factors that may affect SANYO's business results, stock prices, financial conditions etc. are set out below.
All forward-looking statements included in this section are based on SANYO's judgment as of March 31, 2007.

Business-related Risks

- Every SANYO product is designed and manufactured in accordance with relevant laws, regulations and public standards in the country where the product is sold. However, it cannot be stated as fact that SANYO's future products will have no defects of any kind, and that no product recall will occur. Although SANYO is insured by product liability insurance and recall insurance, there is no assurance that any possible future liability claims can be fully covered by such insurance. In the event of a large-scale product recall or lawsuit against SANYO over product liability, uncertainty regarding the Company's creditworthiness may arise and the cost of compensation could adversely affect SANYO's business results.
- In the business areas where SANYO operates, technological innovation is advancing at a rapid pace, and market needs are changing quickly. Existing products and services could rapidly become obsolete and lose marketability. SANYO is therefore making its constant efforts to provide advanced and attractive products and services. If it fails to develop advanced technology or introduce new products and services into the market in an optimum manner, however, SANYO may not be able to maintain competitiveness, and its business results and financial conditions could deteriorate.
- SANYO is making efforts to create and protect intellectual property rights. However, it may not be possible to entirely prevent third parties who illegally use such rights held by SANYO from manufacturing and selling imitations or other fraudulent products. Meanwhile, of products manufactured and marketed by SANYO, some are manufactured under license from other companies. There is the future possibility that necessary licenses cannot be granted or unfavorable conditions could be attached to the granting of licenses. Furthermore, although SANYO pays the greatest attention to intellectual property rights held by third parties at the time of product development, it could face unforeseen litigation from third parties for infringement of intellectual property rights.
- Production and supply systems have become borderless, and competitors have spread worldwide. With the expanding technological capabilities of manufacturers in South Korea, Taiwan and China, where labor cost is lower than in Japan, product prices are rapidly dropping. If product prices drop at a faster-than-expected pace and SANYO fails to maintain cost competitiveness, its business results could be adversely affected.
- SANYO uses various raw materials. There is a possibility that raw materials prices could sharply climb, due to such factors as social conditions, unbalanced supply and demand, or speculative price manipulation. SANYO procures raw materials in accordance with the relevant plan, but a sharp rise in raw materials prices could push the ratio of raw materials price up considerably. Although SANYO plans to take necessary countermeasures, such as cutting fixed costs, a rapid hike in raw materials prices may make it difficult to take such measures, and could have a negative impact on SANYO's performance.
- In recent years, various lawsuits have been filed over employee inventions and their attribution. SANYO has established its rules on employee inventions and makes necessary payments to relevant inventors in accordance with the rules. Nevertheless, there is a possibility that SANYO could face lawsuits on the basis of employee inventions and payment of compensation may be required.
- With regard to environmental problems, SANYO is making efforts to improve environmental management, including periodic audits and the promotion of green procurement. SANYO avoids using specified chemical substances for products and investigates soil and groundwater contamination. Nevertheless, supplier negligence, surfacing of pollution resulting from past activities, amendments to laws and regulations and other factors could damage not only SANYO's performance, but also its credibility.
- SANYO closely investigates the credit standings of business customers before initiating transactions. However, in the event of contingent liability or other problems, SANYO may discontinue transactions with a business customer. If that happens, the supply of products or parts could be suspended temporarily, or SANYO could incur losses due to bad debt.
- In addition to SANYO brand products, a high proportion of SANYO products are produced on an OEM basis. Additionally, components account for a large percentage of sales. Therefore, policy changes (such as second sources and cost cutting) at OEM purchasers or companies to which SANYO supplies components could cause orders received to diminish, which may adversely affect SANYO's performance.
- SANYO actively promotes various types of alliances with other companies—including technological collaboration, business cooperation and establishment of joint ventures—in such areas as manufacturing, sales, and research and development. However, various circumstances could cause SANYO and a counterparty to terminate such collaborative relations or fail to achieve substantial results. In such cases, SANYO's performance may be affected.
- From time to time SANYO obtains personal information and other information on customers, suppliers and other parties. Although SANYO employs various measures to protect such information, the possibility of leakage is not zero. In the event of leakage of such information, SANYO's credibility may be undermined and liability for damages could be incurred. This could eventually have a negative impact on SANYO's business results.
- In November 2005 SANYO established the Medium-term Management Plan for the three-year period through the fiscal year ending March 2008 and is undergoing structural transformation in accordance with the Plan. In this connection, if a business alliance or establishment of a joint venture with another company does not progress as stipulated in a basic agreement due to some inconvenient circumstances, or when expected results cannot be obtained, SANYO could incur relevant costs and its business results could be adversely affected.
- SANYO is making every effort to ensure compliance with laws and regulations and has strengthened internal control for that purpose. However, if SANYO fails to accomplish said purpose, violations of laws, regulations or other rules may occur, which could affect SANYO's business results.

Labor-related Risks

- SANYO places particular importance on employing and fostering capable personnel because adequate know-how and knowledge are required to develop and produce its products. If SANYO fails to prevent existing employees from flowing out of the Group, or fails to hire capable personnel, its future growth and performance could be adversely affected.

Financial Risks

- A fall in stock prices due to rapid changes in market conditions and a drop in land prices could cause the value of assets held by SANYO to diminish.
- Rapid changes in interest rates may have a negative impact on SANYO's performance.
- A considerable proportion of the transactions carried out by SANYO are overseas transactions. Fluctuations in foreign currency exchange rates could therefore have a significant impact. Although SANYO is making efforts to hedge against such risk by such means as adjusting the proportion of overseas production, forward exchange contracts etc., related risk cannot be entirely eliminated. In the event of major exchange rate fluctuations in the future, SANYO's performance could be adversely affected.
- In a syndicated loan contract and a commitment line contract, the Company made a commitment to maintain its long-term issue rating, given by Rating and Investment Information, Inc. or Japan Credit Rating Agency, Ltd., whichever is higher, at BBB- or above. In the event of the Company's failure to meet such commitment, at the request of majority lenders the Company may lose its right not to pay before the due date with regard to obligations under the syndicated loan contract, and the same right with regard to obligations under the commitment line contract. In addition, all lenders' loan obligations may be extinguished.
- The Company issued preferred stocks in March 2006. Possible conversion of preferred stocks into common stocks in the future could cause dilution of the Company's common stocks and may impact its stock price.
- SANYO has adopted a retirement pension system that employs an external pension fund. Any drop in the value of pension assets due to deterioration in investment returns, or any increase in accumulated benefit obligations due to a drop in the discount rate, could lead to a rise in actuarial losses and an increase in retirement pension costs in the future.

Political, Economic and Social Risks

- SANYO has sales and production bases all over the world, thereby diversifying country risk. Nevertheless, sudden policy changes or economic fluctuations in such countries could cause SANYO to temporarily post losses or face problems in product supply.
- Terrorist attacks or other unexpected events could hinder transactions with the country involved and have a negative impact on SANYO's performance.

Disaster and Accident-related Risks

- Regarding damage from natural disasters, SANYO has already taken countermeasures to minimize possible influence on relevant operations, after examining the cost effectiveness of such measures. However, a major natural disaster beyond the scope of assumption in an area of SANYO operations would inevitably cause damage and a halt in production, which could result in the loss of customer trust and deterioration in SANYO's performance.
- Antivirus software has been installed on every computer used by SANYO. Nevertheless, in the event of a computer virus attack, there is a possibility that SANYO's certain facilities could suffer damage, possibly leading to interruption of some operations and delays in production and shipment.

Financial Section

Selected Financial Data

SANYO Electric Co., Ltd. and Subsidiaries As of and for the years ended March 31, 2007, 2006, 2005, 2004, and 2003

	Millions of Yen					Thousands of U.S. Dollars (Note a)
	2007	2006	2005	2004	2003	2007
For the year:						
Net sales	¥2,215,434	¥2,397,026	¥2,484,639	¥2,508,018	¥2,182,553	$18,774,864
Operating income (loss) (Notes b and c)	49,568	(17,154)	35,236	87,113	57,963	420,068
Income (loss) before income taxes and minority interests from continuing operations (Note c)	(13,070)	(165,696)	(68,767)	41,523	(80,072)	(110,763)
Net income (loss) from continuing operations (Note c)	(45,362)	(200,330)	(172,906)	12,262	(63,692)	(384,424)
Net income (loss) from discontinued operations (Note c)	–	(5,331)	1,362	1,138	2,021	–
Net income (loss)	(45,362)	(205,661)	(171,544)	13,400	(61,671)	(384,424)
Capital expenditure	79,622	73,104	100,740	110,172	97,289	674,763
Depreciation and amortization	94,887	128,042	121,627	113,451	124,450	804,127
At the year-end:						
Total stockholders' equity	¥ 312,008	¥ 402,892	¥ 288,268	¥ 497,302	¥ 426,026	$ 2,644,135
Total assets	1,970,940	2,154,837	2,600,677	2,643,627	2,686,967	16,702,881
Per share (Yen and U.S. dollars) (Notes c and d):						
Net income (loss) :						
Basic						
Net income (loss) from continuing operations	¥ (72.7)	¥ (192.4)	¥ (93.2)	¥ 6.6	¥ (34.2)	$ (0.62)
Net income (loss) from discontinued operations	–	(2.6)	0.7	0.6	1.1	–
Net income (loss)	(72.7)	(195.0)	(92.5)	7.2	(33.1)	(0.62)
Diluted						
Net income (loss) from continuing operations	¥ (72.7)	¥ (192.4)	¥ (93.2)	¥ 6.6	¥ (34.2)	$ (0.62)
Net income (loss) from discontinued operations	–	(2.6)	0.7	0.6	1.1	–
Net income (loss)	(72.7)	(195.0)	(92.5)	7.2	(33.1)	(0.62)
Cash dividends declared	–	–	3.0	6.0	6.0	–
Per American Depositary Share (Yen and U.S. dollars) (Notes c, d and e):						
Net income (loss)						
Basic						
Net income (loss) from continuing operations	¥ (363.3)	¥ (961.9)	¥ (466.2)	¥ 33.0	¥ (170.9)	$ (3.08)
Net income (loss) from discontinued operations	–	(12.9)	3.7	3.0	5.4	–
Net income (loss)	(363.3)	(974.8)	(462.5)	36.0	(165.5)	(3.08)
Diluted						–
Net income (loss) from continuing operations	¥ (363.3)	¥ (961.9)	¥ (466.2)	¥ 33.0	¥ (170.9)	$ (3.08)
Net income (loss) from discontinued operations	–	(12.9)	3.7	3.0	5.4	–
Net income (loss)	(363.3)	(974.8)	(462.5)	36.0	(165.5)	(3.08)
Cash dividends declared	–	–	15.0	30.0	30.0	–
Weighted average number of shares (thousands) (Note d)	1,853,675	1,854,591	1,854,947	1,855,193	1,863,198	
Sales by product category :						
Consumer	¥1,009,698	¥1,146,765	¥1,228,169	¥1,235,965	¥1,027,804	$ 8,556,763
Commercial	270,553	234,962	212,842	197,978	199,697	2,292,822
Component	875,114	911,750	946,433	985,324	858,867	7,416,220
Others	60,069	103,549	97,195	88,751	96,185	509,059
Net sales	¥2,215,434	¥2,397,026	¥2,484,639	¥2,508,018	¥2,182,553	$18,774,864
Sales by area:						
Japan	¥ 953,713	¥1,162,390	¥1,259,494	¥1,266,876	¥1,123,543	$ 8,082,314
Asia	648,160	620,219	634,778	668,610	549,785	5,492,881
North America	370,214	360,928	333,275	335,139	294,206	3,137,407
Europe	182,014	185,062	181,612	186,469	167,783	1,542,491
Others	61,333	68,427	75,480	50,924	47,236	519,771
Net sales	¥2,215,434	¥2,397,026	¥2,484,639	¥2,508,018	¥2,182,553	$18,774,864
Other information:						
Price range of common stock (Tokyo Stock Exchange; Yen and U.S. dollars):						
High	¥ 324	¥ 363	¥ 545	¥ 614	¥ 633	$ 2.75
Low	148	237	330	326	264	1.25
Number of employees (at the year-end)	94,906	106,389	96,023	82,337	79,025	

Notes:(a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2007. See Note 3 of Notes to Consolidated Financial Statements.

(b) To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges - for example, restructuring and impairment charges and abnormal product warranty costs - would be included in the determination of operating income (loss) in the consolidated statements of income.

(c) Due to the sale of SANYO Electric Credit Co., Ltd. on December 27, 2005, SANYO shows its business results and profit or loss on sale independently as discontinued operations. Prior period results have been reclassified to conform to the 2006 presentation.

(d) See Notes 2 and 23 of Notes to Consolidated Financial Statements.

(e) One American Depositary Share represents five shares of common stock.

Analysis of Major Factors Affecting Performance

1. OVERVIEW

During the fiscal year under review, the Japanese economy followed a recovery trend as capital investment increased on the strength of improving corporate profits, despite weakness in personal consumption. The world economy also maintained a steady tone, reflecting the growing Chinese and other Asian economies and the continued economic recovery in Europe, though there were destabilizing factors such as a surge in crude oil and other raw materials prices, and a slowdown in the U.S. economy due to decreased housing investment.

Meanwhile, SANYO continued to operate in a severe business environment, affected by a surge in raw materials prices and decline in product prices.

SANYO worked out a 3-year Medium-term management plan (fiscal 2005 - 2007) under the "Think GAIA" vision, a vision of transforming SANYO into a company that delights the Earth and life, and has promoted structural reform with the aim of becoming "a leading provider of environmental- and energy-related products and services." In these efforts, SANYO designated core businesses on which its management resources should be concentrated, and businesses whose business models should be fundamentally reviewed. This fiscal year, to complete its business restructuring, SANYO focused on the structural reform of businesses and, in preparation for facilitating growth in fiscal 2007 (the final year of the Medium-term management plan) and subsequent years, implemented the following measures:

- In semiconductor business, income improved substantially as a result of fixed cost reduction and other structural reform efforts that SANYO promoted. However, because a large amount of capital investment would be required for further growth of the business, last July SANYO separated the business as an independent entity so as to ensure quick response to changes in business environment and flexible funding from the capital market.
- In television business, the headquarters function was transferred to North America, the business's main operation area, so as to establish a system that can readily respond to customer needs. Also, SANYO set up a joint venture with Taiwan's Quanta Computer Inc., for planning, developing and materials purchasing for television production, and commenced domestic sales of jointly-developed LCD televisions.
- In household refrigerator business, SANYO launched a strategic partnership with China's Haier Co., Ltd., a company with a strong competitive edge in the world market. Specifically, to further strengthen and enhance the refrigerator business, a joint venture for research and development/designing and support for manufacturing technologies/quality control was set up, and most of the household refrigerator manufacturing operation was transferred to this joint venture.
- To enhance its product development capability through synergy between aqua technologies (environmental/water-treatment technologies) and commercial technologies, and to further expand the businesses, the operation base for the washer/dryer business was transferred from the Shiga Office to SANYO Tokyo Manufacturing, the operation base for HVAC (heating, ventilating and air conditioning) products and commercial equipment business.
- Liquid crystal panel business had been operated at SANYO Epson Imaging Device Corporation, a joint corporation with Seiko Epson Corporation. But to streamline management resources, in December 2006 SANYO assigned all the shares it owned to Seiko Epson, to cancel the joint-venture contract. With this, SANYO withdrew from this business.

In addition to these efforts, considering the big environmental changes seen in its core businesses this fiscal year, SANYO revised part of its Medium-term management plan in November 2006, to ensure future recovery and growth. Along with this revision, additional structural reform measures were implemented, including reorganizing global production bases in the digital camera business, increasing the proportion of overseas production in the mobile phone business and reducing domestic and overseas workforces.

In the fiscal year under review, although sales increased in large air conditioners, showcases, solar batteries and electronic components, sales in such products as mobile phones and digital cameras, which could not respond to big changes in the business environment, declined greatly. As a result, consolidated sales totaled ¥2,215.4 billion (US$18,775 million), a 7.6% decrease from the previous year, while the other operating revenue rose 6.8% from the previous year to ¥93.2 billion (US$790 million).

On the profit front, operating income (*) returned to profitability with ¥49.6 billion (US$420 million) due to reduction in the cost of sales ratio and other factors. But because ¥25.0 billion (US$212 million) in expenses for additional structural reform programs and ¥15.3 billion (US$130 million) in product-associated costs were recorded, this fiscal year marked a ¥13.1 billion (US$111 million) loss before income taxes from continuing operations and a ¥45.4 billion (US$385 million) net loss.

Free cash flow substantially decreased from the previous year to net cash outflow of ¥24.4 billion (US$207 million), due to a moderate ¥16.2 billion (US$137 million) (¥99.8 billion in previous year) sale of available-for-sale securities.

(*) For consistency with financial reporting principles generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. SANYO is considering showing operating income (loss), making it convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges - for example, restructuring and impairment charges and abnormal product warranty costs - are included in the consolidated statements of operations as part of operating income (loss).

2. IMPACT OF EXCHANGE RATE FLUCTUATIONS

If the principal foreign currency denominated transactions were converted using the exchange rate applied for the previous fiscal year, net sales and operating revenue would increase ¥32.9 billion (US$279 million), while operating

Business Segments (Unaudited)

	2007							
	Billions of Yen							
	Net Sales and Other Operating Revenue			Operating Income	Assets	Depreciation and Amortization	impairment	Capital Expenditure
	External	Intersegment	Total					
Consumer	¥1,011.4	¥ 6.3	¥1,017.7	¥ (1.7)	¥ 550.7	¥ 34.3	¥ 3.9	¥ 20.2
Commercial	274.1	1.2	275.3	14.5	197.8	5.6	—	4.3
Component	872.6	28.1	900.7	67.6	841.0	49.5	3.2	53.6
Others	150.5	4.1	154.6	4.5	144.7	2.3	0.1	0.7
Sub-total	2,308.6	39.7	2,348.3	84.9	1,734.2	91.7	7.2	78.8
Corporate and eliminations	—	(39.7)	(39.7)	(35.3)	236.7	3.2	2.7	0.8
Total	¥2,308.6	¥ —	¥2,308.6	¥ 49.6	¥1,970.9	¥ 94.9	¥ 9.9	¥ 79.6
	Millions of U.S. Dollars							
Consumer	$ 8,571	$ 53	$ 8,624	$ (15)	$ 4,667	$ 291	$ 33	$ 171
Commercial	2,323	10	2,333	123	1,676	47	—	37
Component	7,395	238	7,633	573	7,127	420	27	454
Others	1,275	35	1,310	38	1,227	19	1	6
Sub-total	19,564	336	19,900	719	14,697	777	61	668
Corporate and eliminations	—	(336)	(336)	(299)	2,006	27	23	7
Total	$ 19,564	$ —	$ 19,564	$ 420	$ 16,703	$ 804	$ 84	$ 675

	2006							
	Billions of Yen							
	Net Sales and Other Operating Revenue			Operating Income	Assets	Depreciation and Amortization	impairment	Capital Expenditure
	External	Intersegment	Total					
Consumer	¥1,146.5	¥ 7.9	¥1,154.4	¥ (9.9)	¥ 615.0	¥ 36.9	¥ 24.5	¥ 21.7
Commercial	233.0	3.3	236.3	7.5	167.5	5.7	—	3.3
Component	912.4	36.0	948.4	11.6	896.8	77.9	64.9	41.8
Others	192.4	6.5	198.9	6.7	120.6	3.2	1.9	2.0
Sub-total	2,484.3	53.7	2,538.0	15.9	1,799.9	123.7	91.3	68.8
Corporate and eliminations	—	(53.7)	(53.7)	(33.1)	354.9	4.3	11.3	4.3
Total	¥2,484.3	¥ —	¥2,484.3	¥ (17.2)	¥2,154.8	¥ 128.0	¥ 102.6	¥ 73.1

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2007.

Geographic Segments (Unaudited)

	2007				
	Billions of Yen				
	Net Sales and Other Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥ 1,265.3	¥ 696.8	¥ 1,962.1	¥ 57.7	¥ 1,194.4
Asia	505.3	580.6	1,085.9	19.1	512.7
North America	359.5	9.2	368.7	6.2	147.6
Others	178.5	8.6	187.1	0.2	119.3
Sub-total	2,308.6	1,295.2	3,603.8	83.2	1,974.0
Corporate and eliminations	—	(1,295.2)	(1,295.2)	(33.6)	(3.1)
Total	¥ 2,308.6	¥ —	¥ 2,308.6	¥ 49.6	¥ 1,970.9
	Millions of U.S. Dollars				
Japan	$ 10,723	$ 5,905	$ 16,628	$ 489	$ 10,122
Asia	4,282	4,920	9,202	162	4,345
North America	3,047	78	3,125	52	1,251
Others	1,512	73	1,585	2	1,011
Sub-total	19,564	10,976	30,540	705	16,729
Corporate and eliminations	—	(10,976)	(10,976)	(285)	(26)
Total	$ 19,564	$ —	$ 19,564	$ 420	$ 16,703

	2006				
	Billions of Yen				
	Net Sales and Other Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥ 1,459.4	¥ 695.6	¥ 2,155.0	¥ 11.6	¥ 1,347.6
Asia	503.4	565.5	1,068.9	1.6	440.4
North America	352.3	4.0	356.3	7.3	143.2
Others	169.2	1.7	170.9	(4.8)	61.5
Sub-total	2,484.3	1,266.8	3,751.1	15.7	1,992.7
Corporate and eliminations	—	(1,266.8)	(1,266.8)	(32.9)	162.1
Total	¥ 2,484.3	¥ —	¥ 2,484.3	¥ (17.2)	¥ 2,154.8

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2007.

income would be up ¥0.8 billion (US$7 million). These calculations are based on foreign currency-denominated amounts in net sales; operating revenue; cost of sales, selling, general and administrative expenses converted at the average exchange rate on the Tokyo foreign exchange market for the previous fiscal year.

3. RESULTS OF OPERATIONS

Net Sales and Operating Revenue

Net sales for the fiscal year under review dropped 7.6% from the previous year to ¥2,215.4 billion (US$18,775 million), while other operating revenue increased 6.8% from the previous year to ¥93.2 billion (US$790 million).

By business segment, in the Consumer business segment, although mobile phones showed an increase in sales volume, net sales remained the same as the previous year overseas, and decreased in Japan, influenced by intensifying competition and price decline. In digital camera business, despite the launch of unique products such as Xacti DMX-HD2, a hi-vision-compatible digital movie camera, sales decreased substantially due to sluggish OEM operation, the segment's main business. In television business, sales of flat-screen televisions increased while sales of CRT-based televisions decreased substantially. New types of liquid crystal projectors targeting households and the educational market sold well, while GORILLA series car navigation system also continued to earn a positive reputation, with memory portable navigation system added to its lineup. Sales of washing machines increased due to the popularity of the AQUA washing and drying machine series, which has an "air wash" function capable of sterilizing and deodorizing clothes, using air (ozone). Domestic sales of refrigerators and air conditioners were sluggish, resulting in decreased overall sales. All in all, sales in the Consumer segment were down 12.0% from the previous year, to ¥1,009.7 billion (US$8,557 million).

In the Commercial business segment, although domestic sales of refrigerated showcases and all-in-one air conditioning systems for supermarkets were sluggish due to slowdown in demand, overseas sales increased as a result of efforts toward business enhancement and expansion. Sales of showcases increased in China, while sales of all-in-one air conditioning systems rose in China and Europe, leading to an overall increase in sales. Moreover, Biomedical businesses, including ultralow-temperature freezers and medical refrigerators, showed increased overseas sales. Medical information system business, including computer systems for hospitals and electronic charts, soared due to increased introduction of IT in medical coding work. As a result, sales in the Commercial business segment reached ¥270.6 billion (US$2,293 million), rising 15.1% from the previous year.

In the Component business segment, sales of nickel-cadmium batteries and nickel-metal-hydride batteries declined due to accelerated shift to lithium-ion batteries, while sales of lithium-ion batteries increased for laptop computers and decreased for mobile phones. As a result, overall sales of rechargeable batteries decreased. SANYO enhanced the production capacity for lithium-ion batteries in preparation for future growth. Overseas sales of "eneloop," commercial rechargeable batteries readily available for use immediately after purchase, started full-scale in Asia, Europe and U.S.

Sales of solar batteries rose in Europe, where demand is active due to high environmental awareness, and showed a firm trend in Japan, resulting in a large increase in overall sales. Sales of semiconductors declined as a result of the structural reform efforts SANYO has been promoting, such as product selection and streamlining. Although the declining trend in prices continued in the electronic component business, strong demand in the mobile phone and PC markets pushed up sales volume of condensers and vibrating motors, leading to an increase in sales. Although the sales volume of optical pickups for DVD market increased, net sales diminished, affected by price decline. As a result, sales in the Component business segment came to ¥875.1 billion (US$7,416 million), down 4.0% from the previous year.

Sales of operations in the business segment "Others" fell 42.0% to ¥60.1 billion (US$509 million), owing to SANYO Homes Co., Ltd.'s separation from the consolidated group.

Of consolidated net sales, domestic sales were ¥953.7 billion (US$8,082 million), down 18.0%, while overseas sales rose 2.2%, to ¥1,261.7 billion (US$10,693 million). As a consequence, overseas sales as a percentage of consolidated net sales rose 5.5 points, to 57.0%.

Cost of Sales, Selling, General and Administrative Expenses and Operating Income

Cost of sales for the fiscal year under review totaled ¥1,899.7 billion (US$16,099 million), ¥203.0 billion (US$1,720 million) drop. Despite a decrease in sales, the ratio of sales cost to net sales dropped 1.9 points to 85.8%, due to reduction in the cost of sales ratio in line with progress in structural reform SANYO implemented in the previous year.

Selling, general and administrative expenses decreased ¥39.3 billion (US$333 million) to ¥359.4 billion (US$3,045 million), due to drops in shipping and handling costs and patent fees. The ratio of selling, general and administrative expenses to net sales decreased 0.4 points to 16.2%.

Accordingly, cost of sales and selling, general and administrative expenses diminished, but could offset a drop in net sales. As a result, operating income increased ¥66.8 billion (US$566 million) to ¥49.6 billion (US$420 million).

Other Income (Expenses) and net Income

Other expenses amounted to ¥62.6 billion (US$531 million), decreasing ¥85.9 billion (US$728 million) from the previous fiscal year. This decrease is due to drops in structural reform expenses and impairment losses on fixed assets, from ¥84.9 billion to ¥25.0 billion (US$212 million), and from ¥71.3 billion to ¥8.0 billion (US$68 million), respectively.

Consequently, net loss before taxes from continuing operations came to ¥13.1 billion (US$111 million) (compared with ¥165.7 billion in the previous year). Income taxes were ¥28.5 billion (US$242 million) (¥38.3 billion in the previous fiscal year).

As a result, net loss before minority interests from continuing operations amounted to ¥41.6 billion (US$353 million) (¥204.0 billion in the previous year). After deducting minority interests, ¥45.4 billion (US$385 million) in net loss from continuing operations (¥200.3 billion in the previous year) was recorded. Adding net loss from discontinued operations, net loss for the fiscal year under review totaled ¥45.4 billion (US$385 million) (¥205.7 billion in the previous fiscal year).

Net loss per share came to ¥72.7, (US$0.62) compared with ¥195.0 in the previous year.

Information on Capital Resources and Cash Flows

1. FINANCIAL STRATEGIES

SANYO procures working capital and funds for capital investment by borrowing and corporate bonds. Working capital is financed through short-term borrowing with maturities of one year or less (including the current portion of long-term liabilities), while long-term funds for production facilities and equipment are procured through long-term loans, straight and convertible bonds, and preferred stock issues. As of March 31, 2007, short-term borrowing was up ¥36.3 billion (US$308 million) from a year earlier, to ¥375.0 billion (US$3,178 million), while corporate bond issues and long-term loans diminished ¥159.7 billion (US$1,353 million) to ¥340.7 billion (US$2,887 million).

2. FINANCIAL POSITION

Assets

As a result of the consolidated business performance described above, total assets as of March 31, 2007 came to ¥1,970.9 billion (US$16,703 million), down ¥183.9 billion (US$1,558 million) from a year earlier.

Total current assets diminished ¥132.1 billion (US$1,119 million) to ¥1,288.2 billion (US$10,917 million), due to a ¥176.8 billion (US$1,498 million) decrease from a year earlier in restricted cash comprising funds procured through the issuance of preferred stocks to third parties.

Investments and advances decreased ¥27.8 billion (US$236 million) to ¥133.2 billion (US$1,129 million) as a result of sales of marketable securities and investment securities.

Net Property, plant and equipment declined ¥31.9 billion (US$270 million) to ¥468.8 billion (US$3,973 million), due to restrained capital investment and selling-off of assets.

Deferred income taxes - noncurrent - came to ¥13.9 billion (US$118 million), up ¥3.0 billion (US$25 million) from the end of the previous fiscal year.

Other assets increased ¥66.8 billion (US$566 million), up ¥4.9 billion (US$42 million) from the end of the previous year.

Liabilities and Stockholders' Equity

Total liabilities as of March 31, 2007 were ¥1,635.1 billion (US$13,857 million), a decline of ¥98.5 billion (US$835 million) from a year earlier, mainly due to a ¥123.4 billion (US$1,047 million) decrease in short-term loans, long-term loans and corporate bond issues despite a ¥24.2 billion (US$205 million) increase in unpaid retirement/pension expenses. Total stockholders' equity was ¥312.0 billion (US$2,644 million), declining ¥90.9 billion (US$770 million), stockholders' equity ratio worsening 2.9 points to 15.8%. This decrease came about mainly due to a ¥45.3 billion (US$384 million) decrease in other comprehensive profits and recording a net loss of ¥45.4 billion (US$385 million).

3. CASH FLOWS

As of March 31, 2007, cash and cash equivalents amounted to ¥334.7 billion (US$2,836 million), up ¥37.2 billion (US$315 million) from a year earlier, because of the withdrawal of cash in trust, though interest-bearing debt decreased.

Cash flow from operating activities decreased ¥6.8 billion (US$58 million) due to an increase in inventories and other assets, resulting in a net outflow of ¥7.5 billion (US$64 million).

Net cash spent for investing activities decreased ¥52.9 billion (US$448 million) to ¥16.9 billion (US$143 million), due to a huge decline in sales of available-for-sale securities.

Consequently, free cash flow based on operating activities and investing activities declined ¥59.7 billion (US$506 million) from the previous year, resulting in a net outflow of ¥24.4 billion (US$207 million).

Net cash provided by financing activities rose ¥132.0 billion (US$1,119 million), to ¥62.0 billion (US$525 million), as a result of the Company's efforts to reduce interest-bearing debt as well as the payout of cash in trust.

4. ACQUISITION OF TREASURY STOCK

During the fiscal year under review, the Company acquired 377,526 shares to cover odd-lot purchases of less than one trading unit. As a result, the total treasury stock held at the end of the fiscal year was 18,835,705 shares.

Consolidated Statements of Operations

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2007, 2006 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
	2007	2006	2005	2007
Revenues:				
Net sales (Note 8)	¥ 2,215,434	¥ 2,397,026	¥ 2,484,639	$18,774,864
Other operating revenue	93,194	87,279	76,746	789,780
Interest and dividends	8,013	7,170	5,066	67,907
Other income (Note 25)	32,152	59,670	26,053	272,474
Total revenues	2,348,793	2,551,145	2,592,504	19,905,025
Costs and expenses (Note 22):				
Cost of sales (Note 8)	1,899,695	2,102,734	2,125,637	16,099,110
Selling, general and administrative	359,365	398,725	400,512	3,045,466
Interest	20,720	18,412	13,127	175,593
Other expenses (Note 25)	82,083	196,970	121,995	695,619
Total costs and expenses	2,361,863	2,716,841	2,661,271	20,015,788
Loss before income taxes and minority interests from continuing operations	(13,070)	(165,696)	(68,767)	(110,763)
Provision for income taxes (Note 21):				
Current	19,278	20,861	18,328	163,373
Deferred	9,238	17,448	86,367	78,288
Loss before minority interests from continuing operations	(41,586)	(204,005)	(173,462)	(352,424)
Minority interests	3,776	(3,675)	(556)	32,000
Net loss from continuing operations	(45,362)	(200,330)	(172,906)	(384,424)
Discontinued operations (Note 4):				
Income (loss) before income taxes from discontinued operations	—	(1,882)	3,372	—
Provision for income taxes	—	3,449	2,010	—
Net income (loss) from discontinued operations	—	(5,331)	1,362	—
Net loss	¥ (45,362)	¥ (205,661)	¥ (171,544)	$ (384,424)

	Yen			U.S. Dollars (Note 3)
Per share (Yen and U.S. dollars) (Note 23):				
Net loss:				
Basic				
Net loss from continuing operations	¥ (72.7)	¥ (192.4)	¥ (93.2)	$ (0.62)
Net income (loss) from discontinued operations	—	(2.6)	0.7	—
Net loss	(72.7)	(195.0)	(92.5)	(0.62)
Diluted				
Net loss from continuing operations	(72.7)	(192.4)	(93.2)	(0.62)
Net income (loss) from discontinued operations	—	(2.6)	0.7	—
Net loss	(72.7)	(195.0)	(92.5)	(0.62)
Per American Depositary Share (Yen and U.S. dollars) :				
Net loss:				
Basic				
Net loss from continuing operations	¥ (363.3)	¥ (961.9)	¥ (466.2)	$ (3.08)
Net income (loss) from discontinued operations	—	(12.9)	3.7	—
Net loss	(363.3)	(974.8)	(462.5)	(3.08)
Diluted				
Net loss from continuing operations	(363.3)	(961.9)	(466.2)	(3.08)
Net income (loss) from discontinued operations	—	(12.9)	3.7	—
Net loss	(363.3)	(974.8)	(462.5)	(3.08)
Weighted average number of common shares outstanding (thousands)	1,853,675	1,854,591	1,854,947	

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2007 and 2006

Assets	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
Current assets:			
Cash and cash equivalents:			
Cash	¥ 148,382	¥ 196,784	$ 1,257,475
Time deposits	186,304	100,716	1,578,847
	334,686	297,500	2,836,322
Restricted cash (Note 6)	88,000	264,800	745,763
Securities (Notes 9 and 17)	672	1,109	5,695
Notes and accounts receivable:			
Trade (Note 5)	453,999	461,613	3,847,449
Affiliates	21,117	19,182	178,958
Allowance for doubtful accounts	(7,493)	(10,509)	(63,500)
Inventories (Note 7)	329,108	317,894	2,789,051
Deferred income taxes (Note 21)	5,850	8,287	49,576
Prepaid expenses and other	62,271	60,441	527,720
Total current assets	1,288,210	1,420,317	10,917,034
Investments and advances:			
Affiliates (Note 8)	49,180	48,000	416,779
Securities and other investments (Notes 9 and 17)	84,045	112,988	712,246
Total investments and advances	133,225	160,988	1,129,025
Property, plant and equipment (Notes 10, 11 and 13):			
Buildings	401,796	409,581	3,405,051
Machinery and equipment	867,425	919,154	7,351,059
	1,269,221	1,328,735	10,756,110
Accumulated depreciation	(901,604)	(941,303)	(7,640,712)
	367,617	387,432	3,115,398
Land	91,605	101,664	776,314
Construction in progress	9,557	11,590	80,991
Net property, plant and equipment	468,779	500,686	3,972,703
Deferred income taxes (Note 21)	13,921	10,935	117,975
Other assets (Note 12)	66,805	61,911	566,144
Total assets	¥ 1,970,940	¥ 2,154,837	$ 16,702,881

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
Current liabilities:			
Short-term borrowings (Note 13)	¥ 219,785	¥ 264,441	$ 1,862,585
Current portion of long-term debt (Note 13)	155,221	74,297	1,315,432
Notes and accounts payable:			
Trade	406,577	402,638	3,445,568
Affiliates	6,118	20,392	51,847
Construction	20,424	13,334	173,085
Accrued liabilities	188,771	195,093	1,599,754
Accrued income taxes	8,997	11,638	76,246
Other liabilities (Notes 14 and 21)	68,995	64,410	584,703
Total current liabilities	1,074,888	1,046,243	9,109,220
Long-term debt (Notes 13 and 17)	340,698	500,434	2,887,271
Accrued pension and severance costs (Note 14)	211,173	186,969	1,789,602
Deferred income taxes (Note 21)	8,327	—	70,568
Total liabilities	1,635,086	1,733,646	13,856,661
Minority interests in subsidiaries	23,846	18,299	202,085
Commitments and contingent liabilities (Note 16)			
Stockholders' equity:			
Common stock	172,242	172,242	1,459,678
Authorized (March 31, 2007 & 2006) : 7,060,300,000 shares			
Issued (March 31, 2007 & 2006) : 1,872,338,099 shares			
Preferred stock (Note 20)	150,000	89,086	1,271,186
Authorized (March 31, 2007)			
Class A : 182,600,000 shares			
Class B : 246,100,000 shares			
(March 31, 2006)			
Class A : 182,600,000 shares			
Class B : 246,100,000 shares			
Issued (March 31, 2007)			
Class A : 182,542,200 shares			
Class B : 246,029,300 shares			
(March 31, 2006)			
Class A : 182,542,200 shares			
Class B : 246,029,300 shares			
	322,242	261,328	2,730,864
Additional paid-in capital	781,951	721,828	6,626,703
Accumulated deficit	(633,315)	(466,951)	(5,367,076)
Accumulated other comprehensive loss	(151,174)	(105,885)	(1,281,136)
Less, treasury stock at cost:	(7,696)	(7,428)	(65,220)
2007-18,835,705 shares			
2006-17,874,175 shares			
Total stockholders' equity	312,008	402,892	2,644,135
Total liabilities and stockholders' equity	¥ 1,970,940	¥ 2,154,837	$ 16,702,881

Consolidated Statements of Stockholders' Equity

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2007, 2006 and 2005

	Millions of Yen, except share data												
	Common stock		Preferred Stock (Note 20)				Accumulated Other Comprehensive Income (Loss)						
	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount	Additional Paid-in Capital	Accumulated (deficit) retained earnings	Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total	Treasury Stock	Total Comprehensive Loss
Balance, March 31, 2004	1,872,338	¥ 172,242	—	¥ —	¥ 336,036	¥ 92,766	¥ 17,266	¥ (58,997)	¥ (53,558)	¥ (1,238)	¥ (96,527)	¥ (7,215)	
Comprehensive loss:													
Net loss						(171,544)							¥ (171,544)
Other comprehensive income (loss)													
Net unrealized gains on securities (net of tax of ¥8,415 million) (Note 9)							8,053				8,053		8,053
Reclassification adjustments for net gains on securities realized in net loss (net of tax of ¥4,472 million)							(6,657)				(6,657)		(6,657)
Foreign currency translation adjustments								786			786		786
Minimum pension liability adjustments (net of tax of ¥31,345 million) (Note 14)									(34,115)		(34,115)		(34,115)
Net unrealized losses on derivatives (net of tax of ¥477 million) (Note 18)										(367)	(367)		(367)
Reclassification adjustments for net losses realized in net loss (net of tax of ¥672 million)										517	517		517
Total													¥ (203,327)
Cash dividends						(5,564)							
Purchase of treasury stock (512 thousand shares)												(193)	
Sale of treasury stock (128 thousand shares)												51	
Loss on disposal of treasury stock					(1)								
Balance, March 31, 2005	1,872,338	172,242	—	—	336,035	(84,342)	18,662	(58,211)	(87,673)	(1,088)	(128,310)	(7,357)	
Comprehensive loss:													
Net loss						(205,661)							¥ (205,661)
Other comprehensive income (loss)													
Net unrealized gains on securities (net of tax of ¥1,019 million) (Note 9)							38,529				38,529		38,529
Reclassification adjustments for net gains on securities realized in net loss (net of tax of ¥671 million)							(36,007)				(36,007)		(36,007)
Foreign currency translation adjustments								16,100			16,100		16,100
Minimum pension liability adjustments (net of tax of ¥5,088 million) (Note 14)									2,715		2,715		2,715
Net unrealized gains on derivatives (net of tax of ¥1,014 million) (Note 18)										780	780		780
Reclassification adjustments for net losses realized in net loss (net of tax of ¥401 million)										308	308		308
Total													¥ (183,236)
Purchase of treasury stock (330 thousand shares)												(97)	
Sale of treasury stock (63 thousand shares)												26	
Loss on disposal of treasury stock					(6)								
Issuance of preferred stock			428,572	150,000	147,937								
Beneficial Conversion Feature				(150,000)	150,000								
Amortization of Beneficial Conversion Feature				89,086	87,862	(176,948)							
Balance, March 31, 2006	1,872,338	¥ 172,242	428,572	¥ 89,086	¥ 721,828	¥ (466,951)	¥ 21,184	¥ (42,111)	¥ (84,958)	¥ —	¥ (105,385)	¥ (7,428)	

	Common stock		Preferred Stock (Note 20)				Accumulated Other Comprehensive Income (Loss)							
	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount	Additional Paid-in Capital	Accumulated (deficit) retained earnings	Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total	Treasury Stock	Total Comprehensive Loss
	Millions of Yen, except share data													
Balance, March 31, 2006	1,872,338	¥ 172,242	428,572	¥ 89,086	¥ 721,828	¥ (466,951)	¥ 21,184	¥(42,111)	¥(84,958)	¥ —	¥ —	¥ (105,885)	¥(7,428)	
Comprehensive loss:														
Net loss						(45,362)								(45,362)
Other comprehensive income (loss):														
Net unrealized losses on securities (net of tax of ¥7,031 million) (Note 9)							(1,614)					(1,614)		(1,614)
Reclassification adjustments for net gains on securities realized in net loss (net of tax of ¥2,025 million)							(2,978)					(2,978)		(2,978)
Foreign currency translation adjustments								2,464				2,464		2,464
Minimum pension liability adjustments (net of tax of ¥140 million) (Note 14)									27,286			27,286		27,286
Total														¥(20,204)
Adjustment to initially apply SFAS 158, (net of tax of ¥172 million)									57,672	(128,119)		(70,447)		
Purchase of treasury stock and other(1,020 thousand shares)													(293)	
Sale of treasury stock (59 thousand shares)													25	
Loss on disposal of treasury stock						(11)								
Stock-based compensation					46									
Amortization of Beneficial Conversion Feature				60,914	60,077	(120,991)								
Balance, March 31, 2007	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥ (633,315)	¥ 16,592	¥(39,647)	¥ —	¥(128,119)	¥ —	¥ (151,174)	¥(7,696)	
	Thousands of U.S. Dollars (Note 3)													
Balance, March 31, 2006	1,872,338	$1,459,678	428,572	$ 754,966	$6,117,186	$(3,957,212)	$ 179,525	$(356,873)	$(719,983)	$ —	$ —	$ (897,331)	$ (62,949)	
Comprehensive loss:														
Net loss						(384,424)								(384,424)
Other comprehensive income (loss):														
Net unrealized losses on securities (net of tax of $60 million) (Note 9)							(13,678)					(13,678)		(13,678)
Reclassification adjustments for net gains on securities realized in net loss (net of tax of $17 million)							(25,237)					(25,237)		(25,237)
Foreign currency translation adjustments								20,882				20,882		20,882
Minimum pension liability adjustments (net of tax of $1 million) (Note 14)									231,237			231,237		231,237
Total														$(171,220)
Adjustment to initially apply SFAS 158, (net of tax of $1 million)									488,746	(1,085,755)		(597,009)		
Purchase of treasury stock and other(1,020 thousand shares)													(2,483)	
Sale of treasury stock (59 thousand shares)													212	
Loss on disposal of treasury stock						(93)								
Stock-based compensation					390									
Amortization of Beneficial Conversion Feature				516,220	509,127	(1,025,347)								
Balance, March 31, 2007	1,872,338	$1,459,678	428,572	$1,271,186	$6,626,703	$(5,367,076)	$ 140,610	$(335,991)	$ —	$(1,085,755)	$ —	$(1,281,136)	$ (65,220)	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2007, 2006 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
	2007	2006	2005	2007
Cash flows from operating activities:				
Net loss	¥ (45,362)	¥(205,661)	¥(171,544)	$ (384,424)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities				
Depreciation and amortization	94,887	129,712	123,540	804,127
Gain on sale of marketable securities and investment securities	(10,198)	(39,204)	(10,474)	(86,424)
Impairment loss on marketable securities and investment securities	5,839	9,989	3,676	49,483
Impairment and disposal of investments and bad debts	—	—	7,257	—
(Gain) loss on disposal of fixed assets	(11,235)	(4,527)	14,459	(95,212)
Impairment loss on fixed assets	9,882	107,702	7,338	83,746
Provision for deferred income taxes	9,238	18,903	83,071	78,288
Equity in (losses) earnings of affiliates	15,190	13,072	(2,661)	128,729
Change in assets and liabilities				
Decrease in notes and accounts receivable	134	21,281	100,359	1,136
(Increase) decrease in inventories	(19,219)	78,552	(24,872)	(162,873)
Decrease (increase) in prepaid expenses and other	11,843	18,578	(18,412)	100,364
(Increase) decrease in other assets	(7,487)	10,573	(10,205)	(63,449)
Increase (decrease) in notes and accounts payable	3,402	(105,520)	(67,385)	28,831
(Decrease) increase in accrued income taxes	(2,375)	879	(618)	(20,127)
(Decrease) increase in accrued liabilities and other liabilities	(5,712)	(24,710)	1,154	(48,407)
Other, net	(56,351)	(30,283)	(30,988)	(477,551)
Total adjustments	37,838	204,997	175,239	320,661
Net cash (used in) provided by operating activities	(7,524)	(664)	3,695	(63,763)
Cash flows from investing activities:				
Purchase of available-for-sale securities	(476)	(3,634)	(40,848)	(4,034)
Purchase of held-to-maturity securities	(800)	(10,115)	(16,393)	(6,780)
Proceeds from sale of available-for-sale securities (Note 9)	16,160	99,837	34,936	136,949
Proceeds from repayment of held-to-maturity securities	1,700	10,836	3,910	14,407
Proceeds from sale of property, plant and equipment	34,661	46,760	39,711	293,737
Payments for purchase of property, plant and equipment	(66,607)	(84,564)	(96,633)	(564,466)
Proceeds from (payments for) acquisition of subsidiaries	427	—	(2,276)	3,619
(Payments for) proceeds from sale of subsidiaries	(3,443)	(2,004)	111	(29,178)
Proceeds on business transfer	—	—	19,153	—
Other, net	1,512	(21,115)	(23,905)	12,814
Net cash (used in) provided by investing activities	(16,866)	36,001	(82,234)	(142,932)
Cash flows from financing activities:				
Decrease in short-term borrowings	(39,155)	(20,432)	(20,737)	(331,822)
Proceeds from issuance of long-term debt	3,358	82,671	278,884	28,458
Proceeds from issuance of new shares (Note 20)	—	299,238	—	—
Deposit in restricted cash (Note 6)	—	(300,000)	—	—
Withdrawal from restricted cash (Note 6)	176,800	35,200	—	1,498,305
Repayments of long-term debt	(78,122)	(166,786)	(174,788)	(662,051)
Dividends paid	(730)	(1,606)	(12,632)	(6,186)
Repurchases of common stock, net	(149)	(78)	(147)	(1,263)
Proceeds from minority stockholders on the issuance of new shares in a subsidiary	—	1,813	—	—
Net cash provided by (used in) financing activities	62,002	(69,980)	70,580	525,441
Effect of exchange rate changes on cash and cash equivalents	(426)	8,182	1,145	(3,610)
Net increase (decrease) in cash and cash equivalents	37,186	(26,461)	(6,814)	315,136
Cash and cash equivalents of newly consolidated subsidiaries	—	28,979	24,334	—
Cash and cash equivalents at beginning of year	297,500	294,982	277,462	2,521,186
Cash and cash equivalents at end of year	¥ 334,686	¥ 297,500	¥ 294,982	$ 2,836,322

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

SANYO Electric Co., Ltd. and Subsidiaries

1 NATURE OF OPERATIONS AND BASIS OF PREPARATION

Nature of Operations

SANYO Electric Co., Ltd. and its subsidiaries (hereinafter collectively referred to as "SANYO") are engaged in development, manufacture and sales of electric products in various locations around the world. SANYO operates in four business segments: "Consumer," "Commercial," "Component," and "Others." Fiscal 2006 net sales and other operating revenue comprised Consumer (43%), Commercial (12%), Component (38%), and Others (7%). The principal markets are in Japan, Asia, North America, Europe and Others, with sales in each area representing 55%, 22%,16%, 6% and 1%, respectively, of net sales and other operating revenue for the year ended March 31, 2007. SANYO has manufacturing facilities located in more than 20 countries, principally in Asian areas, such as in Japan and China, as well as in North America and in Europe.

Basis of Preparation

1. Progress of Medium-term Management Plan

Due to the intensified global competition, the business environment for SANYO has been very severe for the past several years. In particular, with the significant effects of the damage caused by the Niigata Prefecture Chuetsu Earthquake in October 2004, a heavy consolidated net loss of 171,544 million yen was posted for the fiscal year ended March 2005. To overcome this company-wide crisis, the three-year Medium-term Management Plan ending in fiscal 2007 was formulated in November 2005, based on which various measures have been steadily implemented, including review and restructuring of business portfolio, of cost structure reform, and enhancement of financial strength.

(1) Progress made during the fiscal year ended March 2006

For the fiscal year ended March 2006, a heavy consolidated loss of 205,661 million yen was posted, resulting in two consecutive years of losses. However, in line with the Medium-term Management Plan a course of action was determined regarding the businesses subject to structural reform, including financial business and OLED business. Further, a series of measures were implemented to achieve fundamental structural reforms, such as liquidation of unprofitable overseas businesses. In addition, regarding of interest-bearing debt reduction, disposal of dormant assets, and personnel downsizing the level of performance achieved was higher than what was initially expected.

(2) Progress made during the fiscal year ended March 2007

Previously, measures had been implemented to concentrate management resources on SANYO's core businesses: "Power Solution," "Heating & Refrigeration/Commercial," and "Personal Mobile Equipment." Due to the recent major changes in the business environment, partial revisions were made to the Medium-term Management Plan in November 2006 and the strategies were reconsidered for various businesses, including those specified as core businesses. In this process, while striving toward the completion of fundamental structural reforms and recovery of profitability so as to realize steady growth, the core businesses meriting intensive investment were clearly identified.

Reflecting this situation, the series of measures below were implemented:

1) In the semiconductor business, the business was spun off into a separate company and fixed cost was reduced. At the same time, sales, which had been in a slump, registered signs of recovery. As a result, the business returned to profitability in terms of operating income from last year's negative figure and regained the ability to contribute to our profit performance.

2) In the TV business and electric home appliance business, more fundamental structural reforms were pressed forward than what was envisioned in the Medium-term Management Plan launched in November 2005. As was announced, a strategic alliance was formed with Quanta Computer Inc. in Taiwan for the TV business in August 2006. In addition, a strategic alliance was formed with Haier Co., Ltd. in China for the refrigerator business in October 2006 and a decision to cease domestic manufacturing of refrigerators was made. Thus, transformation of the business structure was promoted through alliances with other companies and at the same time, a drastic review of domestic business operation structure was conducted, including personnel downsizing.

3) In the cellular phone/digital camera business, being one of the businesses which are subject to wide fluctuations in income and expenditure due to their business structure, the construction of a system capable of responding to rapid changes in the business environment was accelerated. In this process, in addition to striving to increase sales, fixed cost was comprehensively reduced by shifting production overseas etc.

4) For other matters, transformation of unprofitable business and companies was continually promoted in line with the principles of withdrawal and liquidation. For shares of group companies that SANYO owns the principle was also continually advanced, of selling those which are not highly beneficial to SANYO's business operation. As part of these, in the LCD panel business, all of our company-owned shares of SANYO Epson Imaging Devices Corporation, which was a joint venture company established with Seiko Epson Corporation, were transferred to Seiko Epson Corporation in December 2006, after which SANYO withdrew from this business.

5) Efforts to thoroughly streamline indirect costs were made, including the announcement of the termination of the All-Star Game principal sponsor contract in December 2006.

As described above, additional structural reforms were implemented in line with changes in the business environment, resulting in a delay in recovery of the bottom line. However, as we make partial revisions to the initial Medium-term Management Plan and steadily pursue various related measures, we have been striving to achieve the completion of fundamental structural reforms, recovery of profitability, and steady growth.

2. Future Policy

During fiscal 2007 - the final year of the Medium-term Management Plan, we will focus on the production frontline, which is the starting point for a manufacturer, and work to get the entire workforce moving in the same direction. In this way, we will continue to steadily advance measures based on the Medium-term Management Plan.

(1) Core businesses
Upon revising the Medium-term Management Plan in November 2006, the business competitiveness of our company was reviewed and the strategies were reconsidered. In this respect, we will concentrate our management resources on the business areas of power solution, heating & refrigeration/ commercial, and electronic component and will implement measures to establish new engines of growth and boost overall corporate profitability at the same time. In particular, for the solar cell business, whose market is rapidly expanding, we will make strategic investments and enhance our manufacturing capability. Further, for the personal mobile business, to reduce business risks we will place priority on shifting to a business whose structure is capable of ensuring a profit even when there is a decline in sales.

(2) Businesses subject to structural reform
For the semiconductor business, which is now an independent business entity, we will return the business to profitability in terms of operating income and work to maintain it in the future. For the TV business, which underwent a similar transformation, we will steadily recover profits by focusing on North America where SANYO has its strength. Meanwhile, for the electric home appliance business, we have already implemented various measures, such as withdrawing from domestic manufacturing of household refrigerators after the formation of an alliance with Haier Co., Ltd. in China and conducting reforms of domestic marketing operations. In the future, we will give the highest priority to profit recovery as we continuously work to expand business.

(3) Reorganization of affiliate companies and manufacturing bases (elimination and consolidation)
Due to having so many subsidiaries and affiliates, considerable expenses are incurred in relation thereto and management resources are spread out. To correct this situation, we will continue to promote business efficiency improvement through reorganization, liquidation, and business integration.

Consistent with the above, based on the Medium-term Management Plan we will conduct thoroughgoing review of every business and every function to ensure the success of our growth strategy.

The future operational performance of SANYO is dependent on successfully completing the Medium-term Management Plan. The syndicated loan agreement and loan commitment agreement include certain financial covenants which require the Company maintains an appropriate credit rating. The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should SANYO be unable to continue as a going concern.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accounting records of domestic companies are maintained in accordance with accounting practices prevailing in Japan. The accompanying consolidated financial statements reflect the adjustments necessary for a presentation in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Investments in 20% to 50% held companies are carried at cost plus the equity in undistributed earnings, after elimination of unrealized intercompany profits.

In the year ended March 31, 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No.46 "Consolidation of Variable Interest Entities"(revised December 2003, hereinafter referred to as "FIN 46R"), and accordingly consolidates variable interest entities in which the Company has a controlling financial interest through means other than voting rights.

Cash Equivalents

All highly liquid investments, including time deposits, purchased with original maturities of three months or less, are considered to be cash equivalents.

Investments in Debt and Equity Securities

Available-for-sale securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. Available-for-sale securities are reduced to net realizable value by a charge to earnings when there are other than temporary declines in fair value. For the purpose of computing gains and losses on securities sold, the cost of these securities is determined by the moving average method. Held-to-maturity securities are recorded at amortized cost. Securities that do not have readily determinable fair values are recorded at cost.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries and affiliates accounted for on an equity basis are translated into yen at the exchange rates in effect at the respective balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Translation adjustments result from the process of translating foreign currency financial statements into yen and are reported in other comprehensive income.

Allowances for Doubtful Accounts

SANYO maintains allowances for doubtful accounts related to

trade receivables for estimated losses resulting from customers' inability to make timely payments. SANYO's estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer's inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories
Inventories are stated at the lower of cost or market value. The cost of finished products and work in process is primarily determined by the average cost method. The first-in, first-out method is primarily used for raw materials.

Property, Plant and Equipment and Depreciation
Property, plant and equipment, including significant renewals and additions, are carried at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are cleared from the respective accounts, and the net difference, less any amounts realized on disposal, is reflected in income. Depreciation is principally computed by the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	5 to 50 years
Machinery and equipment	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Goodwill and Other Intangible Assets
Goodwill acquired in a purchase business combination and intangible assets with indefinite useful lives are not amortized but are rather tested for impairment at least annually, and whenever the events or changes in circumstances indicate the possibility of impairment. The fair value of these assets is generally estimated using a discounted cash flows analysis. Intangible assets which consist mainly of software, with definite useful lives are amortized on a straight line basis over their estimated useful lives, which are mainly 5 years.

Impairment of Long-lived Assets
SANYO's long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined an impairment loss has occurred, a loss calculated as the difference between the carrying value and the fair value is recognized in the period.

Advertising Costs
Advertising costs are expensed as incurred.

Research and Development Costs
Research and development costs are expensed as incurred.

Provision for Product Warranty Costs
Provision for product warranty costs is established at the time the revenue is recognized, based on historical actual amounts.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at the fiscal year-end. Deferred income tax assets and liabilities are measured by using currently enacted tax rates, and the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted.

Derivatives
SANYO utilizes derivatives to manage the risk of changes in foreign currency exchange rates and interest rates. The derivatives SANYO utilizes are mainly foreign currency exchange contracts, interest rate swaps and currency swaps. SANYO applies Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No.149. SANYO recognizes all derivatives as either assets or liabilities in the balance sheet and measures these instruments at fair value. The change in the fair value of a derivative that does not qualify for hedge accounting is recognized in earnings in the period of the change. If the derivatives are designated and qualify as cash flow hedges, changes in fair value are first recorded in other comprehensive income or loss, and then reclassified into earnings in the same period or periods during which the hedged item affects earnings. SANYO formally documents hedging risk management objectives and strategies and relationships between the hedging instruments and the hedged items. SANYO also assesses the effectiveness of the hedge at the commencement of a hedging transaction and on an ongoing basis to ensure that the derivative qualifies to be accounted for as a cash flow hedge.

Stock-Based Compensation
In December 2004, the FASB issued SFAS No. 123 (revised in 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R revised SFAS No. 123 "Accounting for Stock-Based Compensation," Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and the related interpretation. SFAS 123R requires recognition of the cost of employee services in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS No. 123R for the year ended March 31, 2007. The impact of the adoption of SFAS No. 123R on SANYO's consolidated results of operations and financial position was not material.

For the years ended March 31, 2006 and 2005 , the Company accounted for employee stock options in accordance with APB No. 25, and followed provisions as to disclosure of fair value information of SFAS No. 123 "Accounting for Stock-Based Compensation," amended by SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure - an Amendment of FASB Statement No. 123." Stock-based compensation cost for fixed-plan employee stock options is recognized as the excess of the quoted market price of common stock at the date of the grants over the stated exercise price.

No compensation cost was recognized since the stated exercise prices at the dates of grant were equal to or higher than the fair value of common stock.

Had compensation expense been determined as prescribed by SFAS No. 123, SANYO's pro forma net income and earnings per share available to common stockholders for the years ended March 31, 2006 and 2005 would have been as follows:

Net loss from continuing operations available to common stockholders

	Millions of yen			
		2006		2005
As reported	¥	(356,784)	¥	(172,906)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effect		(224)		(297)
Pro forma	¥	(357,008)	¥	(173,203)

	Yen			
		2006		2005
Basic loss per share:				
As reported	¥	(192.4)	¥	(93.2)
Pro forma		(192.5)		(93.3)
Diluted loss per share:				
As reported		(192.4)		(93.2)
Pro forma	¥	(192.5)	¥	(93.3)

Net income (loss) from discontinued operations available to common stockholders

	Millions of yen			
		2006		2005
As reported	¥	(4,785)	¥	1,362
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effect		—		(18)
Pro forma	¥	(4,785)	¥	1,344

	Yen			
		2006		2005
Basic income (loss) per share:				
As reported	¥	(2.6)	¥	0.7
Pro forma		(2.6)		0.7
Diluted income (loss) per share:				
As reported		(2.6)		0.7
Pro forma	¥	(2.6)	¥	0.7

Net loss available to common stockholders

	Millions of yen			
		2006		2005
As reported	¥	(361,569)	¥	(171,544)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effect		(224)		(315)
Pro forma	¥	(361,793)	¥	(171,859)

	Yen			
		2006		2005
Basic loss per share:				
As reported	¥	(195.0)	¥	(92.5)
Pro forma		(195.1)		(92.6)
Diluted loss per share:				
As reported		(195.0)		(92.5)
Pro forma	¥	(195.1)	¥	(92.6)

Fair Value Information

The weighted average fair value at the date of grant for options granted during the year ended March 31, 2005 was ¥115.

The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005
Risk-free interest rate	0.76%
Expected life	4 years
Expected volatility	40.10%
Expected dividend	0.00%

Dividends and Net Loss per Share and per American Depositary Share

Cash dividends declared subsequent to the balance sheet date and designated as applicable to earnings of the period are accrued and charged to retained earnings as of the balance sheet date. Basic income per share is computed by dividing net income by the weighted average number of common stock outstanding during each period. The calculation of diluted income per share takes into account the dilutive effect of convertible bonds and stock options. Dividends and net income per American Depositary Share are computed on the basis of each American Depositary Share representing five shares of common stock. The calculation of basic and diluted income per share is presented in Note 23.

Revenue Recognition

SANYO recognizes revenue when delivery has occurred or services have been rendered, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and the collectibility of the resulting receivable is reasonably assured.

Revenue for direct finance leases is recognized over the lease term. Unrealized lease revenue is amortized by the interest method.

The Company accounts for sales incentives as a reduction of revenue, in accordance with Emerging Issues Task Force ("EITF") Issue No.01-9, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products."

Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements for the years ended March 31, 2006 and 2005 to conform them to the current year presentation.

New Accounting Pronouncements

(1)FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have a material impact on SANYO's consolidated results of operations and financial position.

(2)Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157")

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SANYO is currently evaluating the effect of the adoption of SFAS 157 to SANYO's consolidated results of operations and financial position.

(3)SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158")

In September 2006, the FASB issued SFAS 158. SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated balance sheet, and provide additional disclosures. On March 31, 2007, SANYO adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on SANYO's financial position at March 31, 2007 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on SANYO's consolidated financial position at March 31, 2006. SANYO is currently assessing the impact of the adoption of SFAS 158's provisions which is effective for fiscal years beginning after December 16, 2007, regarding the change in the measurement date of postretirement benefit plans on SANYO's consolidated results of operations and financial position. See Note 14 for further discussion of the effect of adopting SFAS 158 on SANYO's consolidated financial statements.

(4)SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159")

In February 2007, the FASB issued SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SANYO is currently evaluating an effect of the adoption of SFAS 159 on SANYO's consolidated results of operations and financial position.

3 UNITED STATES DOLLAR AMOUNTS

The U.S. dollar amounts included in the consolidated financial statements and notes thereto for the year ended March 31, 2007 represent the arithmetical results of translating yen to dollars on the basis of ¥118 = US$1, the approximate effective rate of exchange at March 31, 2007.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that assets and liabilities have been or could be readily converted, realized or settled in dollars at ¥118 = US$1 or at any other rate.

4 DISCONTINUED OPERATIONS

In order to improve management efficiency by concentrating resources in core businesses, the Company sold a part of its shares in its subsidiary, SANYO Electric Credit Co., Ltd. ("SECR"), to Mars Equity Co., Ltd. and Rivulet Co., Ltd., which are affiliates of the Goldman Sachs Group Inc., on December 27, 2005.

As a result, the Company's ownership in SECR decreased from 52.36% to 19.13%, and the Company ceased to consolidate SECR.

SECR operated a leasing, installment sales and financing business of office devices, equipment, IT devices and home appliances.

For the year ended March 31, 2006 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived assets," SANYO presented the results of discontinued operations as a separate line item in the consolidated statements of operations.

Summarized selected financial information for the years ended March 31, 2006 and 2005 for the discontinued operations reclassified during the year ended March 31, 2006 are as follows:

	Millions of yen	
	2006	2005
Net sales and other operating revenue	¥ 54,862	¥ 25,201
Costs and expenses	48,219	18,121
Income (Loss) before income taxes from discontinued operations (including ¥595 million of loss on sales of discontinued operations for the year ended March 31, 2006)	(1,882)	3,372
Income taxes	3,449	2,010
Income (Loss) from discontinued operations	(5,331)	1,362

In addition, STV Partners, a wholly-owned subsidiary of General Electric Company, launched a tender offer bid for SECR's remaining outstanding stock in March 2007 and the Company responded to the offer by selling all remaining stock that it held in May 2007.

5 SECURITIZATIONS OF TRADE RECEIVABLES

For each of the three years ended March 31, 2007, the Company and its subsidiaries sold trade receivables mainly to a trust bank which securitized these receivables. In these securitizations, the Company and its subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate market servicing fees. In addition, the Company and its subsidiaries retained subordinated interests which amounted to ¥1,485 million (US$12,585 thousand), and ¥1,253 million as of March 31, 2007 and 2006, respectively. During the years ended March 31, 2007, 2006 and 2005, proceeds from the sale of trade receivables were ¥30,383 million (US$257,483 thousand), ¥92,710 million and ¥55,935 million, respectively, and losses were ¥53 million (US$449 thousand), ¥185 million and ¥19 million, respectively.

6 RESTRICTED CASH

As of March 31, 2007, SANYO had ¥88,000 million (US$745,763 thousand) in restricted cash, which was held in trust. The cash balance comprised of proceeds from the preferred stock issuance of ¥300,000 million completed on March 14, 2006. During the year ended March 31, 2007, ¥176,800 million (US$1,498,305 thousand) was used for the spin-off of SANYO Semiconductor Co., Ltd., various investments, and research and development costs. For the year ended March 31, 2006, ¥35,200 million was used for investments or research and development costs related to Core Businesses which is necessary for SANYO's growth strategy based on the Medium-term Management Plan.

7 INVENTORIES

Inventories at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Finished products	¥ 185,487	¥ 180,616	$1,571,924
Work in process	48,068	39,984	407,356
Raw materials	95,553	97,294	809,771
	¥ 329,108	¥ 317,894	$2,789,051

8 INVESTMENTS AND ADVANCES

Summarized financial information for affiliates accounted for by the equity method are as follows:

At March 31, 2007, some of the principal affiliates are NTT DATA SANYO SYSTEM CORPORATION, SANYO Homes Corporation and SANYO ELECTRIC(TAIWAN) CO., LTD. in which the Company has a 50.0%, 35.0% and 46.6% equity ownership interest, respectively.

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2007 and 2006	2007	2006	2007
Current assets	¥ 188,075	¥ 300,929	$ 1,593,856
Non-current assets	90,764	163,329	769,186
Total assets	278,839	464,258	2,363,042
Current liabilities	136,149	251,395	1,153,805
Non-current liabilities	29,070	68,420	246,356
Total liabilities	165,219	319,815	1,400,161
Net assets	¥ 113,620	¥ 144,443	$ 962,881
SANYO's investments in affiliates	¥ 45,684	¥ 55,626	$ 387,152
SANYO's advances to affiliates	4,102	2,389	34,763
SANYO's allowance for doubtful accounts in affiliates	(606)	(618)	(5,136)

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2007, 2006 and 2005	2007	2006	2005	2007
Results of operations:				
Net sales	¥ 512,043	¥ 589,971	¥ 349,076	$ 4,339,347
Net loss	(17,058)	(24,548)	(3,479)	(144,559)
SANYO's equity in affiliates:				
Net income (loss)	¥ (15,190)	¥ (14,241)	¥ 736	$ (128,729)
Cash dividends	2,537	1,766	719	21,500
Transactions with affiliates:				
Sales to	¥ 84,370	¥ 76,025	¥ 148,919	$ 715,000
Purchases from	61,070	64,775	82,227	517,542
Number of affiliated companies at March 31				
In Japan	40	43	18	
Outside Japan	30	30	9	
Total	70	73	27	

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available as at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Carrying amount	¥ 11,720	¥ 11,742	$ 99,322
Market value	21,153	15,533	179,263

9 INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities included in securities (current assets) and in securities and other investments (non-current assets) at March 31, 2007 and 2006 are summarized as follows:

	Millions of Yen							
	2007				2006			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:								
Debt securities	¥ —	¥ —	¥ —	¥ —	¥ 6,225	¥ 6,421	¥ 237	¥ 41
Equity securities	38,680	61,207	22,817	290	45,988	67,537	22,941	1,392
	38,680	61,207	22,817	290	52,213	73,958	23,178	1,433
Held-to-maturity:								
Debt securities	4,222	3,955	4	271	5,132	4,868	0	264
	4,222	3,955	4	271	5,132	4,868	0	264
Total investments in debt and equity securities	¥ 42,902	¥ 65,162	¥ 22,821	¥ 561	¥ 57,345	¥ 78,826	¥ 23,178	¥ 1,697

	Thousands of U.S. Dollars			
	2007			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
Debt securities	$ —	$ —	$ —	$ —
Equity securities	327,796	518,703	193,364	2,458
	327,796	518,703	193,364	2,458
Held-to-maturity:				
Debt securities	35,780	33,517	34	2,296
	35,780	33,517	34	2,296
Total investments in debt and equity securities	$363,576	$552,220	$193,398	$ 4,754

Contractual maturities of investments in debt securities classified as available-for-sale securities and held-to-maturity securities at March 31, 2007 are summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Available-for-sale		Held-to-maturity		Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	¥ —	¥ —	¥ —	¥ —	$ —	$ —	$ —	$ —
Due after 1 year through 5 years	—	—	640	644	—	—	5,424	5,458
Due after 5 years	—	—	3,582	3,311	—	—	30,356	28,059
	¥ —	¥ —	¥4,222	¥3,955	$ —	$ —	$35,780	$33,517

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥16,160 million (US$136,949 thousand), ¥99,837 million and ¥34,936 million, respectively. The gross realized gains and losses on those sales were ¥6,174 million (US$52,322 thousand) and ¥23 million (US$195 thousand), respectively, for the year ended March 31, 2007, ¥38,613 million and ¥1,230 million, respectively, for the year ended March 31, 2006, and ¥10,921 million and ¥11 million, respectively, for the year ended March 31, 2005.

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007, are as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Less than 12 Months		12 Months or More		Less than 12 Months		12 Months or More	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale:								
Debt securities	¥ —	¥ —	¥ —	¥ —	$ —	$ —	$ —	$ —
Equity securities	1,912	290	—	—	16,204	2,458	—	—
	1,912	290	—	—	16,204	2,458	—	—
Held-to-maturity:								
Debt securities	3,260	271	—	—	27,627	2,296	—	—
	3,260	271	—	—	27,627	2,296	—	—
Total investments in debt and equity securities	¥ 5,172	¥ 561	¥ —	¥ —	$ 43,831	$ 4,754	$ —	$ —

The aggregate cost of non-marketable equity securities accounted for using the cost method totaled ¥12,095 million (US$102,500 thousand) and ¥12,912 million at March 31, 2007 and 2006, respectively. SANYO did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments.

10 ASSETS HELD FOR SALE

For the year ended March 31, 2007, the following assets held for sale are included in property, plant and equipment:

Area	Location	Carrying Amount: Millions of Yen	Carrying Amount: Thousands of U.S. dollars	Description
Ashikaga site	Ashikaga City, Tochigi Pref.	¥ 1,289	$ 10,924	Land, buildings and other properties
Leaseholds	Takatsuki City, Osaka Pref.	979	8,297	Land, buildings and other properties

Land, buildings and other properties in the Ashikaga area became idle after the closure of Ashikaga factory in October 2003. The Company intended to use these assets for other purposes but has not found suitable alternative uses. Accordingly, the Company decided to sell these assets to a third party during the next fiscal year.

In addition, the Company is planning to sell certain other assets which belong to the headquarters during the next fiscal year in accordance with the Medium-term Management Plan.

The Company completed the evaluation of the carrying amounts of these assets and recognized impairment losses of ¥818 million (US$6,932 thousand) in the year ended March 31, 2007. The impairment losses are included in "Other expenses" in the consolidated statements of operations (Note 25).

11 LEASES

SANYO has capital and operating leases for certain machinery, equipment and office space. At March 31, 2007 and 2006, the gross amount of machinery and equipment recorded under capital leases amounted to ¥60,498 million (US$512,695 thousand) and ¥73,813 million, respectively and the related accumulated depreciation was ¥45,287 million (US$383,788 thousand) and ¥43,053 million, respectively. Rental expenses associated with operating leases amounted to ¥2,755 million (US$23,347 thousand) and ¥1,846 million for the years ended March 31, 2007 and 2006, respectively.

Future minimum lease payments under capital leases and non-cancelable operating leases at March 31, 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years ending March 31	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2008	¥ 12,123	¥ 1,794	$ 102,737	$ 15,203
2009	3,588	965	30,407	8,178
2010	2,810	530	23,813	4,492
2011	3,280	334	27,797	2,830
2012	2,526	93	21,407	788
Thereafter	754	155	6,390	1,314
Total minimum lease payments	25,081	¥ 3,871	212,551	$ 32,805
Less amount representing interest	2,954		25,034	
Present value of net minimum lease payments	22,127		187,517	
Less current portion	9,397		79,636	
Long-term capital lease obligations	¥ 12,730		$ 107,881	

12 GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Balance at beginning of year	¥ 2,641	¥ 2,641	$ 22,381
Goodwill acquired during the year	–	–	–
Impairment loss	–	–	–
Balance at end of year	¥ 2,641	¥ 2,641	$ 22,381

Intangible assets not subject to amortization principally consist of land leaseholds and telephone rights with carrying amounts of ¥2,272 million (US$19,254 thousand),¥2,792 million at March 31, 2007 and 2006, respectively.

Intangible assets, excluding goodwill, subject to amortization at March 31, 2007 and 2006 are as follows:

	Millions of Yen			
	2007		2006	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Software	¥ 51,039	¥ 32,646	¥ 46,668	¥ 27,225
Other	1,479	400	1,984	739
Total	¥ 52,518	¥ 33,046	¥ 48,652	¥ 27,964

	Thousands of U.S. Dollars	
	2007	
	Gross Carrying Amounts	Accumulated Amortization
Software	$ 432,534	$ 276,661
Other	12,534	3,390
Total	$ 445,068	$ 280,051

Estimated weighted average useful lives of software used for computing depreciation is 5 years.

Amortization expenses for the years ended March 31, 2007, 2006, and 2005 were ¥6,302 million (US$53,407 thousand), ¥8,008 million and ¥9,856 million, respectively. Estimated amortized expenses for the next five years ending March 31 are ¥6,033 million in 2008, ¥4,588 million in 2009, ¥2,881 million in 2010, ¥1,885 million in 2011, and ¥1,227 million in 2012, respectively.

13 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term bank loans, which are principally uncollateralized, include bank overdrafts and trade acceptances payable of foreign subsidiaries. The amount of unused lines of credit was approximately ¥614,000 million (US$5,203,390 thousand) and ¥657,000 million at March 31, 2007 and 2006, respectively.

Short-term borrowings at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Short-term bank loans with weighted average interest rate of 2.62% and 2.21% at March 31, 2007 and March 31, 2006, respectively	¥219,785	¥264,441	$1,862,585
	¥219,785	¥264,441	$1,862,585

Long-term debt at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans, principally from banks and insurance companies with interest rates ranging from 0% to 9.50%, due 2007 to 2019 at March 31, 2007 and due 2006 to 2019 at March 31, 2006, respectively:			
Collateralized (Note a)	¥ 362	¥ 871	$ 3,068
Uncollateralized (Note b)	231,130	297,974	1,958,729
Uncollateralized bonds (Note c):			
3.10% bonds due May 2007	20,000	20,000	169,492
3.35% bonds due May 2009	30,000	30,000	254,237
2.325% bonds due June 2008	20,000	20,000	169,492
1.82% bonds due August 2007	30,000	30,000	254,237
0.78% bonds due May 2007	30,000	30,000	254,237
1.25% bonds due May 2009	20,000	20,000	169,492
0.53% bonds due June 2010	20,000	20,000	169,492
0.82% bonds due June 2013	10,000	10,000	84,746
1.52% bonds due August 2011	30,000	30,000	254,237
2.02% bonds due August 2014	30,000	30,000	254,237
1.04% bonds issued by a subsidiary due October 2008	2,000	2,000	16,949
1.20% bonds issued by a subsidiary due August 2009	300	300	2,542
Capital lease obligations	22,127	33,586	187,516
	495,919	574,731	4,202,703
Less: amount due within one year	155,221	74,297	1,315,432
	¥340,698	¥500,434	$2,887,271

Notes: (a) These loans are collateralized by property, plant and equipment belonging to the Company's subsidiaries with a book value of ¥1,445 million (US$12,246 thousand).
(b) Substantially all of the uncollateralized loan agreements permit the lender to require collateral or guarantors for such loans.
(c) The Company and certain subsidiaries which issue bonds may not pledge their property or assets for any future borrowings without granting the same or equivalent collateral to the bondholders.

The aggregate annual maturities of long-term debt at March 31, 2007 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 51,176	$ 433,695
2010	96,903	821,212
2011	29,120	246,780
2012	86,132	729,932
2013 and thereafter	77,367	655,652
	¥ 340,698	$2,887,271

Financial covenant

Under our syndicated loan agreement, the outstanding balance of which loan is ¥100,000 million (US$847,458 thousand) at March 31, 2007, the Company commits to maintain at least a BBB⁻ rating for long term debt rated by either "Rating and Investment Information, Inc." or "Japan Credit Rating Agency, Ltd." If the commitment is violated, the Company must repay the loan on the request of the creditors.

Related to the loan commitment agreement, no amount was utilized at March 31, 2007, the balance available is ¥100,000 million (US$847,458 thousand), the Company commits to maintain at least a BBB⁻ rating for long term debt rated by either "Rating and Investment Information, Inc." or "Japan Credit Rating Agency, Ltd." If the commitment is violated, the Company must repay the loan on the request of the creditors and the obligation of the creditors to provide loans to the Company is exempted.

14 SEVERANCE AND PENSION PLANS

Employees who terminate their service with the Company or its principal domestic subsidiaries are, under most circumstances, entitled to lump-sum payments or an annuity determined by reference to current basic rates of pay, retirement benefit points, length of service and conditions under which the terminations occur.

The Company and its principal subsidiaries also provide retirement benefits for their directors which accrued pension cost amounted to ¥1,446 million (US$12,254 thousand) and ¥1,506 million, respectively, in the fiscal years ended March 31, 2007 and 2006.

Some subsidiaries in the U.S. and others have adopted defined contribution pension plans in order to provide retirement benefits.

Some overseas subsidiaries have adopted defined benefit pension plans. Their combined projected benefit obligation are ¥9,161 million (US$77,636 thousand) and ¥12,066 million, accrued pension cost are ¥2,288 million (US$19,390 thousand) and ¥4,331 million, and plan assets are ¥6,873 million (US$58,246 thousand) and ¥5,176 million in the fiscal years ended March 31, 2007 and 2006, respectively.

In the fiscal year ended March 31, 2007, the Company and some of its subsidiaries abolished the Outplacement Support System through which in addition to the normal retirement pay, the Company and some of its subsidiaries offered certain supporting additional pay upon retirement in accordance with ages and other terms under structural transformation.

The Company introduced a preferential transitional program whereby in addition to the normal retirement pay, certain supporting additional pay based on the Outplacement Support System are paid to those employees who request outplacement support service, regardless of any specific conditions, such as having received a personnel relocation order requiring a change of residence for regular employees who are 50 or older with 10 or more years of service.

With the introduction of these transitional program, a total of 967 employees requested outplacement support service, and their retirements reduced the projected benefit obligation by ¥11,280 million (US$ 95,593 thousand) during the fiscal year ended March 31, 2007.

In the fiscal year ended March 31, 2006, SANYO aimed to reduce approximately 10,000 employees as a cost reduction measure in accordance with reform plan based on "SANYO EVOLUTION PROJECT." As the result of implementing the measure, the Company achieved the aim by during the fiscal year ended March 31, 2006 was able to reduce the workforce mainly in the semiconductor and electrical device businesses and by the deconsolidation of SANYO Electric Credit Co., Ltd.

As a result of the partial closure of a factory of a domestic subsidiary in the semiconductor business, SANYO recognized a curtailment of its benefit plan and recorded an additional provision and actuarial losses of ¥135 million and ¥135 million, respectively.

Severance and pension costs of the Company and its principal domestic subsidiaries include the following components for the years ended March 31, 2007, 2006 and 2005:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Service cost	¥ 14,019	¥ 14,313	¥ 15,351	$ 118,805
Interest cost	9,891	11,974	13,496	83,822
Expected return on plan assets	(7,875)	(4,691)	(4,763)	(66,737)
Amortization:				
Net transition obligation at date of adoption	—	549	824	—
Prior service benefit	(1,844)	(1,844)	(1,844)	(15,627)
Actuarial losses	13,366	12,627	10,177	113,271
Net periodic benefit cost	¥ 27,557	¥ 32,928	¥ 33,241	$ 233,534

Assumptions of the Company and its principal domestic subsidiaries used in determining the net periodic benefit cost for the years ended March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	2.0-3.0%	2.0-2.5%	2.0-3.0%
Long-term rate of salary increase	2.6%	3.4%	3.1%
Long-term rate of return on plan assets	2.0-3.8%	2.0-3.0%	2.0-3.0%

The long-term rate of return on plan assets is based on the projected and actual return on each pension fund.

The following table sets forth the changes in the projected benefit obligation, plan assets and funded status of the Company and its principal domestic subsidiaries at March 31, 2007 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Change in benefit obligation:			
Benefit obligation at beginning of year	¥481,879	¥494,299	$ 4,083,720
Divestitures	—	(12,362)	—
Service cost	14,019	14,313	118,805
Interest cost	9,891	11,974	83,822
Plan participants' contributions	400	441	3,390
Actuarial gain (loss)	(24,650)	21,098	(208,898)
Benefits paid	(50,969)	(47,884)	(431,941)
Benefit obligation at end of year	430,570	481,879	3,648,898
Change in plan assets:			
Fair value of plan assets at beginning of year	217,561	192,195	1,843,737
Divestitures	—	(5,501)	—
Actual return on plan assets	10,034	26,976	85,034
Employer contributions	22,232	21,876	188,406
Plan participants' contributions	400	441	3,390
Benefits paid	(32,634)	(18,426)	(276,559)
Fair value of plan assets at end of year	217,593	217,561	1,844,008
Funded status:			
Benefit obligation in excess of plan assets	212,977	264,318	1,804,890
Unrecognized net transition obligation at date of adoption	—	(3,169)	—
Unrecognized prior service cost	—	29,675	—
Unrecognized actuarial loss	—	(194,672)	—
Net amount recognized	¥212,977	¥ 96,152	$ 1,804,890

The measurement dates of the retirement benefit obligation and fund assets as of March 31, 2007 and 2006 are December 31, 2006 and 2005, respectively.

Assumptions of the Company and its principal domestic subsidiaries used in determining the benefit obligations as of March 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	2.0-3.0%	2.0-3.0%
Long-term rate of salary increase	2.5%	2.6%

The incremental effects of adopting the provisions of SFAS 158 on the accompanying consolidated balance sheets at March 31, 2007 are presented in the following table.

The adoption of SFAS 158 had no effect on the consolidated statements of operations for the year ended March 31, 2007, or for any prior period presented, and will not effect SANYO's operating results in future periods.

	Millions of Yen		
	Before Application of Statement 158	Adjustments	After Application of Statement 158
Assets:			
Deferred income taxes (non-current)	¥ 13,623	¥ 298	¥ 13,921
Total assets	1,970,642	298	1,970,940
Liabilities:			
Other liabilities	63,457	5,538	68,995
Total current liabilities	1,069,350	5,538	1,074,888
Accrued pension and severance costs	146,092	65,081	211,173
Total liabilities	1,564,467	70,619	1,635,086
Minority interests in subsidiaries:			
Minority interests in subsidiaries	23,720	126	23,846
Stockholders' equity:			
Accumulated other comprehensive loss	(80,727)	(70,447)	(151,174)
Total stockholders' equity	382,455	(70,447)	312,008
Total liabilities and stockholders' equity	1,970,642	298	1,970,940

	Thousands of U.S. Dollars		
	Before Application of Statement 158	Adjustments	After Application of Statement 158
Assets:			
Deferred income taxes (non-current)	$ 115,450	$ 2,525	$ 117,975
Total assets	16,700,356	2,525	16,702,881
Liabilities:			
Other liabilities	537,771	46,932	584,703
Total current liabilities	9,062,288	46,932	9,109,220
Accrued pension and severance costs	1,238,068	551,534	1,789,602
Total liabilities	13,258,195	598,466	13,856,661
Minority interests in subsidiaries:			
Minority interests in subsidiaries	201,017	1,068	202,085
Stockholders' equity:			
Accumulated other comprehensive loss	(684,127)	(597,009)	(1,281,136)
Total stockholders' equity	3,241,144	(597,009)	2,644,135
Total liabilities and stockholders' equity	16,700,356	2,525	16,702,881

The estimated prior service cost and actuarial loss of the Company and its principal domestic subsidiaries for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Prior service benefit	¥ (1,844)	$ (15,627)
Actuarial loss	7,754	65,712

The accumulated benefit obligations of the Company and its principal domestic subsidiaries at March 31, 2007 and 2006 are ¥359,951 million (US$3,050,432 thousand) and ¥398,693 million, respectively. There is no pension fund in which the fair value of plan assets exceeds the accumulated benefit obligation. The estimated contribution amount to fund assets by the Company and its principal domestic subsidiaries for the year ending March 31, 2008 is ¥23,303 million (US$197,483 thousand).

Amounts of the Company and its principal domestic subsidiaries recognized in the consolidated balance sheets at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Other liabilities	¥ 5,538	¥ —	$ 46,932
Accrued pension and severance costs	207,439	181,132	1,757,958
Minimum pension liability included in accumulated other comprehensive income, gross of tax	—	(84,980)	—
Net amount recognized	¥ 212,977	¥ 96,152	$1,804,890

Amounts of the Company and its principal domestic subsidiaries recognized in stockholders' equity at March 31, 2007 are as follows:

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Prior service benefit	¥ 27,832	$ 235,864
Actuarial loss	(156,263)	(1,324,263)
Pension Liability Adjustments included in accumulated other comprehensive income, gross of tax	(128,431)	(1,088,399)
Tax impact	312	2,644
Pension Liability Adjustments included in accumulated other comprehensive income, after tax	(128,119)	(1,085,755)

Future benefit payments of the Company and its principal domestic subsidiaries are expected as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 22,823	$ 193,415
2009	24,400	206,780
2010	23,643	200,364
2011	25,207	213,619
2012	25,497	216,076
2013 - 2017	106,501	902,551

As of March 31, 2007 and 2006, the Company and its principal domestic subsidiaries' fund assets consist of the following components:

	2007	2006
Equity securities	50%	53%
Debt securities	13%	14%
General accounts of life insurance company	13%	13%
Others	24%	20%
	100%	100%

SANYO's investment policy for plan assets is designed to secure sufficient plan assets to provide future payments of pension benefit to beneficiaries.

Fund assets are employed by taking into consideration the long-term rate of return, based on the most suitable combination of basic portfolio, i.e., equity securities or debt securities.

The basic portfolio is determined by the medium-long term point of view. If amendment is needed to achieve the long-term rate of return, SANYO reexamines the basic portfolio as necessary.

15 STOCK OPTION PLANS

The Company has three stock option plans to provide for grants of options to purchase shares of common stock for all its directors, internal auditors, operating officers and certain key employees. The options granted are vest over two years and are exercisable over a maximum of two years after vesting.

A summary of stock option plan activity for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Number of Options (shares)	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Options outstanding at March 31, 2004	5,943,000	¥ 645	
Granted	3,094,000	455	
Exercised	—	—	
Canceled	—	—	
Expired	(1,029,000)	977	
Options outstanding at March 31, 2005	8,008,000	529	
Granted	—	—	
Exercised	—	—	
Canceled	—	—	
Expired	(1,012,000)	826	
Options outstanding at March 31, 2006	6,996,000	486	
Granted	—	—	—
Exercised	—	—	—
Canceled	—	—	—
Expired	(1,493,000)	558	4.73
Options outstanding at March 31, 2007	5,503,000	¥ 466	$ 3.95
Options exercisable :			
At March 31, 2005	2,505,000	¥ 666	$ 5.64
At March 31, 2006	3,902,000	510	4.32
At March 31, 2007	5,503,000	466	3.95

The following table summarizes information about stock options outstanding at March 31, 2007:

Range of Exercise Prices	Weighted Average Remaining Contractual Life
¥455 to ¥481	1.7 years

16 COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2007 for the purchase of property, plant and equipment amounted to ¥11,828 million (US$100,237 thousand).

In the Component business segment, the Company entered into purchase agreements, in which they have agreed to purchase certain material until 2018. In accordance with these agreements, the Company will purchase such material amounting to ¥70,875 million (US$600,636 thousand) in total.

Contingent liabilities at March 31, 2007 for notes discounted in the ordinary course of business and other loans guaranteed amounted to ¥3,286 million (US$27,847 thousand) and ¥18,530 million (US$157,034 thousand), respectively. No material loss is anticipated by management as a result of these discounted notes and guaranteed loans.

SANYO guarantees the quality or performance of its products and services for a certain period. The movements in the provision for warranty costs for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Balance at beginning of year	¥ 4,866	¥ 5,538	$ 41,237
Provision for the warranty costs added during the period	6,984	4,407	59,186
Warranty paid during the period	(4,107)	(5,236)	(34,805)
Adjustment	124	157	1,051
Balance at end of year	¥ 7,867	¥ 4,866	$ 66,669

SANYO is defendants in several lawsuits. In the opinion of management, these lawsuits should not materially affect SANYO's operating results, financial position or cash flows.

17 FINANCIAL INSTRUMENTS

SANYO used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

(a) Cash and cash equivalents, trade and short-term borrowings, current portion of long-term debt and trade payables
The carrying amount approximates fair value because of the short maturities of these instruments.

(b) Short-term investments
The fair value of short-term investments is based on quoted market prices. (Note 9)

(c) Investments and advances
The fair value of certain investments is based on quoted market prices. For other investments which have no quoted market prices, a reasonable estimate of fair value cannot be made without incurring excessive costs. (Note 9)

(d) Long-term debt (Excluding current portion of long-term debt)
The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using an appropriate current discount rate.

(e) Foreign currency exchange forward contracts
The fair value of foreign currency exchange forward contracts is estimated by obtaining quotes from brokers.

(f) Interest rate and currency swap agreements
The fair value of long-term debt is estimated based on the present value of future cash flows using a market rate of the quoted market prices for the same or similar issues.

SANYO does not hold or issue financial instruments for trading purposes. Although SANYO may be exposed to losses in the event of nonperformance by counterparties or in interest and currency fluctuations, it does not anticipate significant losses from the arrangements previously described.

The estimated fair values of financial instruments as of March 31, 2007 and 2006 are as follows:

	Millions of Yen					
	2007			2006		
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
Long-term debt	¥ —	¥ 340,698	¥ 343,900	¥ —	¥500,434	¥494,761
Foreign currency forward contracts-selling	62,705	(54)	(54)	96,319	(331)	(331)
Foreign currency forward contracts-buying	30,629	118	118	21,999	(492)	(492)
Interest rate and currency swap	23,674	23	23	35,966	36	36

	Thousands of U.S. Dollars		
	2007		
	Notional Amount	Carrying Amount	Fair Value
Long-term debt	$ —	$2,887,271	$2,914,407
Foreign currency forward contracts-selling	531,398	(458)	(458)
Foreign currency forward contracts-buying	259,568	1,000	1,000
Interest rate and currency swap	200,627	195	195

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required in certain instances to develop estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that could be realized in the current market. The use of different market assumptions or valuation methodologies may have an effect on the estimated fair value amounts.

18 DERIVATIVES

Risk management policy

SANYO operates, manufactures and sells electronic products and provides certain financial services in various locations around the world. SANYO's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held in accordance with the formally documented risk management program. SANYO utilizes certain derivatives to manage its foreign currency and interest risk exposure, including that related to forecasted transactions. SANYO holds derivatives for purposes other than trading.

Foreign currency exchange risk management

SANYO maintains a foreign currency exchange risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign currency forward contracts and foreign currency swaps are not designated, and do not qualify, as hedges since they do not meet the requirements for hedge accounting. Changes in the fair value of these contracts and the foreign currency translation gain or loss arising from assets and liabilities denominated in foreign currencies are reported as a component of other income and expense in the consolidated statements of operations.

Interest rate risk management

SANYO maintains an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. SANYO's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

SANYO uses interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would be if floating-rate debt were issued directly. Under an interest rate swap contract, SANYO agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair value of the underlying hedged items are reported in the consolidated balance sheets. Changes in the fair value of these derivatives and underlying hedged items are generally offset and are recorded in each period as interest expense. There were no transactions that ceased to qualify as fair value hedges during the year ended March 31, 2007. The ineffective portions of fair value hedges are generally offset and recorded as interest expense in the current period and were not material in the fiscal year ended March 31, 2007.

Cash flow hedges

SANYO has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the consolidated balance sheets. The effective portions of changes in the fair values of these derivatives are first recorded in other comprehensive income(loss) and are then reclassified as interest expense in the period in which earnings are impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges during the year ended March 31, 2007. The ineffective portions of cash flow hedges are recorded as interest expense in the current period and were not material in the fiscal year ended March 31, 2007.

19 STOCKHOLDERS' EQUITY

The Japanese Company Law provides that an amount equal to 10 percent of cash dividends and other distributions from retained earnings paid by the Company and its Japanese consolidated subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25 percent of their respective stated capital. The Japanese Company Law also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25 percent of the stated capital, the amount of the excess (if any) is available for appropriations by resolution of the stockholders.

20 PREFERRED STOCK

On January 25, 2006, the Company completed a stock subscription agreement with Daiwa Securities SMBC Principal Investments Co., Ltd., Goldman Sachs Group and Sumitomo Mitsui Banking Corporation for the purpose of further accelerating and driving forward the structural reforms and executing the capital investment necessary for a growth strategy centered on future core businesses.

At the extraordinary stockholders' meeting held on February 24, 2006, the issuance of 182,600,000 shares of Series 1 Class A Preferred Stock and of 246,100,000 shares of Series 1 Class B Preferred Stock was approved. On March 14, 2006, the Company issued 182,542,200 shares of Series 1 Class A Preferred Stock and 246,029,300 shares of Series 1 Class B Preferred Stock whose issue prices were ¥700 each. The total issue amount was ¥127,780 million for the Class A shares and ¥172,220 million for the Class B shares.

The terms of the preferred stock are as follows:

Series 1 Class A Preferred Stock

1) A share of the Series 1 Class A Preferred Stock (issue price being ¥700) has a right to convert the share into ten shares of common stock of the Company (conversion ratio being 1:10), during the period from March 14, 2007 to March 13, 2026. Therefore, each share of the Series 1 Class A Preferred Stock may be converted into ten shares of common stock.
2) The dividends and interim dividends for the Series 1 Class A Preferred Stock shall be paid in the same priority as dividends to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the

interim dividend amount per share of common stock by the conversion rate then in effect as described in the paragraph above.

3) In the case of the distribution of residual assets, for each share of the Series 1 Class A Preferred Stock ¥700 shall be paid to the holders of the Series 1 Class A Preferred Stock in preference to the common stockholders.

4) The Series 1 Class A Preferred Stock shall have voting rights at a Stockholders' Meetings.

5) The number of shares of the Series 1 Class A Preferred Stock constituting a new unit of shares is 100, which is one-tenth of the number of shares of common stock constituting a new unit of shares (1,000).

Series 1 Class B Preferred Stock

1) A share of the Series 1 Class B Preferred Stock (issue price being ¥700) has a right to convert the share into ten shares of common stock of the Company (conversion ratio being 1:10), during the period from the day immediately after the Payment Date to March 13, 2026. Therefore, each share of the Series 1 Class B Preferred Stock may be converted into ten shares of common stock.

2) The dividends and interim dividends for the Series 1 Class B Preferred Stock shall be paid in the same priority as dividends to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the interim dividend amount per share of common stock by the conversion rate then in effect as described in the paragraph above.

3) In the case of the distribution of residual assets, for each share of the Series 1 Class B Preferred Stock ¥700 shall be paid to the holders of the Series 1 Class B Preferred Stock in preference to the common stockholders.

4) The Series 1 Class B Preferred Stock shall not have voting rights at a Stockholders' Meetings unless otherwise stipulated by law.

5) The number of shares of the Series 1 Class B Preferred Stock constituting a new unit of shares is 100, which is one-tenth of the number of shares of common stock constituting a new unit of shares (1,000).

In accordance with SFAS No.150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the Company analyzed and classified the preferred stock as equity since the preferred stock is not mandatorily redeemable, is not a financial instrument, other than an outstanding share that embodies an obligation to repurchase the Company's equity shares and that requires the transfer of Company's assets to settle the obligation, nor does it embody any unconditional obligation to settle by issuing a variable number of its common stock at conversion of the preferred stock.

21 INCOME TAXES

SANYO is subject to a number of different income taxes which, in aggregate, result in a statutory income tax rate in Japan of approximately 40.5% for the years ended March 31, 2007, 2006 and 2005.

The significant components of deferred income tax assets and deferred income tax liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred income tax assets:			
Accrued pension and severance costs	¥ 31,673	¥ 34,121	$ 268,415
Accrued expenses	23,669	6,641	200,585
Operating loss carryforwards	140,767	117,993	1,192,941
Inventories	24,493	21,801	207,568
Allowance for doubtful accounts	2,000	10,050	16,949
Property, plant and equipment	48,774	40,852	413,339
Enterprise taxes	327	598	2,771
Long-term investments	2,797	4,964	23,703
Other	15,308	10,076	129,729
Gross deferred income tax assets	289,808	247,096	2,456,000
Less valuation allowance	(265,220)	(225,656)	(2,247,627)
Total deferred income tax assets	24,588	21,440	208,373
Deferred income tax liabilities:			
Investment in affiliates	(7,626)	—	(64,627)
Unrealized gains on securities	(4,817)	—	(40,822)
Other	(1,487)	(2,218)	(12,602)
Gross deferred income tax liabilities	(13,930)	(2,218)	(118,051)
Net deferred income tax assets	¥ 10,658	¥ 19,222	$ 90,322

Current deferred income tax liabilities of ¥786 million (US$6,661 thousand) for the year ended March 31, 2007 are included in other liabilities in the consolidated balance sheets.

Reconciliations of the difference between the statutory income tax rate and the effective income tax rate for the years ended March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Statutory income tax rate	40.5%	40.5%	40.5%
(Decrease) increase in taxes resulting from:			
Change in valuation allowance	(195.4)	(64.7)	(197.5)
Expenses not deductible for tax purposes and income not taxable, net	(55.7)	(2.7)	(0.4)
Tax credits	0.1	0.1	0.2
Differences in statutory tax rates of foreign subsidiaries	(5.3)	1.0	4.8
Other	(2.4)	2.7	0.2
Effective income tax rate	(218.2)%	(23.1)%	(152.2)%

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carryforwards are utilized. Management considered the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely than not that SANYO will realize the benefits of these deductible differences, operating loss carryforwards, and accordingly recognized valuation allowances at March 31, 2007 and 2006.

Net changes in the total valuation allowance for the years ended March 31, 2007 and 2006 were an increase of ¥39,564 million (US$335,288 thousand) and an increase of ¥28,342 million, respectively.

Operating loss carryforwards at March 31, 2007 amounted to approximately ¥363,570 million (US$3,081,102 thousand) and are available for offset against future taxable income. These will expire mainly in the periods from ending March 31, 2008, through 2014. Operating loss carryforwards of ¥37,941 million (US$321,534 thousand) which are recorded in subsidiaries in Germany, Singapore, Hong Kong, Malaysia, England, Hungary and Brazil will not expire.

The amount of undistributed earnings of foreign subsidiaries and overseas corporate joint ventures for which no deferred income tax liability has been provided amounted to ¥87,877 million (US$744,720 thousand) at March 31, 2007. A deferred tax liability for the undistributed earnings will be recognized at the time of the collection of undistributed earnings through cash dividends or sale of the investments. It is not practicable to determine the tax liability for undistributed earnings of foreign subsidiaries and overseas corporate joint ventures.

22 RESEARCH AND DEVELOPMENT, SHIPPING AND HANDLING, AND ADVERTISING EXPENSES

Research and development expenses for the years ended March 31, 2007, 2006, and 2005 were ¥127,276 million (US$1,078,610 thousand), ¥126,767 million and ¥131,828 million, respectively.

Shipping and handling expenses which are included in selling, general and administrative expenses for the years ended March 31, 2007, 2006 and 2005 were ¥36,637 million (US$310,483 thousand), ¥37,887 million and ¥52,066 million, respectively.

Advertising expenses which are included in selling, general and administrative expenses for the years ended March 31, 2007, 2006, and 2005 were ¥14,564 million (US$123,424 thousand), ¥17,872 million and ¥14,848 million, respectively.

23 INCOME (LOSS) PER SHARE

Income (loss) per share for the years ended March 31, 2007, 2006 and 2005 was calculated as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Basic loss per share calculation:				
Income (loss) (numerator) :				
Net loss from continuing operation ¥	(45,362)	¥ (200,330)	¥ (172,906)	$ (384,424)
Amount allocated to participating preferred stockholders	(31,666)	(20,494)	—	(268,356)
Amortization of Beneficial Conversion Feature	(120,991)	(176,948)	—	(1,025,347)
Loss available to common stockholders ¥	(134,687)	¥ (356,784)	¥ (172,906)	$ (1,141,415)
Net income (loss) from discontinued operation	—	¥ (5,331)	¥ 1,362	—
Amount allocated to participating preferred stockholders	—	(546)	—	—
Income (loss) available to common stockholders	—	¥ (4,785)	¥ 1,362	—
Net loss ¥	(45,362)	¥ (205,661)	¥ (171,544)	$ (384,424)
Amount allocated to participating preferred stockholders	(31,666)	(21,040)	—	(268,356)
Amortization of Beneficial Conversion Feature	(120,991)	(176,948)	—	(1,025,347)
Loss available to common stockholders ¥	(134,687)	¥ (361,569)	¥ (171,544)	$ (1,141,415)
Shares, thousands (denominator):				
Weighted average number of shares	1,853,675	1,854,591	1,854,947	
Basic loss per share (Yen and U.S. dollars):				
Net loss from continuing operation ¥	(72.7)	¥ (192.4)	¥ (93.2)	$ (0.62)
Net income (loss) from discontinued operation	—	(2.6)	0.7	—
Net loss ¥	(72.7)	¥ (195.0)	¥ (92.5)	$ (0.62)
Diluted loss per share calculation:				
Loss (numerator) :				
Net loss from continuing operation ¥	(45,362)	¥ (200,330)	¥ (172,906)	$ (384,424)
Amount allocated to participating preferred stockholders	(31,666)	(20,494)	—	(268,356)
Amortization of Beneficial Conversion Feature	(120,991)	(176,948)	—	(1,025,347)
Loss available to common stockholders ¥	(134,687)	¥ (356,784)	¥ (172,906)	$ (1,141,415)
Net income (loss) from discontinued operation	—	¥ (5,331)	¥ 1,362	—
Amount allocated to participating preferred stockholders	—	(546)	—	—
Income (loss) available to common stockholders	—	¥ (4,785)	¥ 1,362	—
Net loss ¥	(45,362)	¥ (205,661)	¥ (171,544)	$ (384,424)
Amount allocated to participating preferred stockholders	(31,666)	(21,040)	—	(268,356)
Amortization of Beneficial Conversion Feature	(120,991)	(176,948)	—	(1,025,347)
Loss available to common stockholders ¥	(134,687)	¥ (361,569)	¥ (171,544)	$ (1,141,415)
Shares, thousands (denominator):				
Weighted average number of shares	1,853,675	1,854,591	1,854,947	
Assume exercise of stock options	—	—	—	
Adjusted weighed average number of shares	1,853,675	1,854,591	1,854,947	
Diluted loss per share (Yen and U.S. dollars):				
Net loss from continuing operation ¥	(72.7)	¥ (192.4)	¥ (93.2)	$ (0.62)
Net income (loss) from discontinued operation	—	(2.6)	0.7	—
Net loss ¥	(72.7)	¥ (195.0)	¥ (92.5)	$ (0.62)

The calculation of the weighted average number of shares for diluted income per share for the year ended March 31, 2005 did not include incremental shares of 32,109 thousand from assumed conversions of convertible bonds since the effect would be antidilutive.

24 VARIABLE INTEREST ENTITIES

Subsidiaries in the financial services business had made investments in equity in two entities in an investment fund that were determined to be Variable Interest Entities ("VIEs") under FIN 46R. As of March 31, 2006, the subsidiaries invested and committed ¥4,500 million in equity to the VIEs. Risks the subsidiaries were exposed to were limited to the investments and commitments in equity. The VIEs own and control six entities whose total assets were ¥15,313 million as of March 31, 2006. The subsidiaries were the primary beneficiary of the VIEs including all eight entities and consolidated them. The total assets of the consolidated VIEs were ¥15,313 million. Creditors of the consolidated VIEs had no recourse to SANYO's assets.

All of these investment funds were sold during the year ended March 31, 2007.

25 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

Supplementary information to the statements of income for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Other income:				
Gain on sale of marketable securities and investment securities	¥ 10,198	¥ 39,768	¥ 10,000	$ 86,424
Net rental income received (a)	2,681	4,062	4,726	22,720
Equity in earnings (losses) of affiliates	(15,190)	(12,475)	2,631	(128,729)
Gain on sale on fixed assets	11,235	10,209	—	95,212
Other (b)	23,228	18,106	8,696	196,847
Total	¥ 32,152	¥ 59,670	¥ 26,053	$ 272,474
Other expenses:				
Exchange loss, net	¥ 1,416	¥ —	¥ 1,267	$ 12,000
Restructuring charge (c)	25,006	84,947	—	211,915
Loss on earthquake (d)	—	—	42,373	—
Impairment loss on marketable securities and investment securities	5,839	4,048	3,526	49,483
Impairment and disposal of investments and bad debts	—	—	7,257	—
Loss on disposal of fixed assets (e)	—	—	14,444	—
Impairment loss on fixed assets (f)	7,998	71,345	7,338	67,780
Impairment loss on goodwill (g)	—	—	6,790	—
Extra payments of retirement benefit (h)	—	1,477	14,719	—
Provision for loss from real estate development	—	—	1,600	—
Other (i)	41,824	35,153	22,681	354,441
Total	¥ 82,083	¥196,970	¥121,995	$ 695,619

(a) Net rental income

Net rental income relates to office space rent mainly to third parties.

(b) Other

For the year ended March 31, 2007, SANYO recognized insurance income of ¥1,805 million (US$15,297 thousand) related to a fire loss of an overseas subsidiary which occurred in the year ended March 31, 2006 and ¥2,126 million (US$ 18,017 thousand) for royalty revenue for technological support.

For the year ended March 31, 2006, SANYO Electric Logistics Co., Ltd., a subsidiary of the Company, issued 1,000,000 shares at ¥1,156 per share in connection with its initial public offering on October 5, 2005 and 300,000 shares at ¥1,156 per share in connection with its private offering to a third-party on November 8, 2005. As a result, the Company's interest in shares in SANYO Electric Logistics Co., Ltd. was reduced from 66.00% to 57.67% and a dilution gain for sales of the shares of ¥395 million (before tax) was recognized in the same year.

(c) Restructuring charge

SANYO has been executing a rigorous restructuring plan to realize the "selection and concentration" of businesses based on the "SANYO EVOLUTION PROJECT" under the vision "Think GAIA" which was established in July, 2005.

As part of the restructuring plan, SANYO reviewed the business portfolio of SANYO and divided existing businesses into "Core Businesses" and "Businesses Requiring Structural Reform."

For those designated "Businesses Requiring Structural Reform," SANYO identified businesses that would become financial burdens for the group if left unchanged and has been streamlining operations in manufacturing, sales and other processes. Some businesses has been downsized or discontinued, as considered appropriate. Closing underperforming sites and revision and discontinuance of products have also been implemented based on the "selection and concentration" of the business.

For the year ended March 31, 2007, SANYO recorded restructuring charges of ¥25,006 million (US$ 211,915 thousand) mainly for the Semiconductor (Component business segment), AV equipment (Consumer business segment) and Photonics businesses (Component business segment), and home appliances business (Consumer business segment).

For the year ended March 31, 2006, SANYO recorded restructuring charges of ¥84,947 million mainly for the Semiconductor (Component business segment), AV equipment (Consumer business segment) and Photonics businesses (Component business segment) as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Semiconductor	¥ 5,902	¥ 42,438	$ 50,017
Home appliances	1,543	—	13,076
AV (Television)	2,903	5,549	24,602
Photonics	533	7,341	4,517
Extra payments for retirement benefits	14,102	19,722	119,508
Sales of assets	23	1,593	195
Others	—	8,304	—
Total	¥ 25,006	¥ 84,947	$ 211,915

Semiconductor business

For the year ended March 31, 2007, in the Semiconductor business, SANYO aimed for further improvement of production efficiency while aiming at a change to an independent business entity. The Company executed spin off of the business in July, 2006 and carried out a reorganization of the product line. As a result, SANYO recorded restructuring charges of ¥5,902 million (US$50,017 thousand) which consists mainly of extra payments for retirement benefits of ¥3,524 million (US$29,864 thousand), impairment losses on fixed assets of ¥810 million (US$6,864 thousand), disposal loss on fixed assets of ¥214 million (US$ 1,814 thousand) and loss on disposal of inventories of ¥59 million (US$500 thousand).

For the year ended March 31, 2006, manufacturing facilities of NIIGATA SANYO ELECTRONIC CO., LTD. (present SANYO Semiconductor Co., Ltd.), the main semiconductor manufacturing subsidiary, were struck by the Niigata Chuetsu Earthquake in October 2004 and suffered large losses. As a result, SANYO lost a number of customers in this business and incurred serious damages to its Semiconductor operations. To deal with this situation, SANYO reviewed business domains to concentrate on the products in which SANYO has advantages. As a result, SANYO recorded restructuring charges of ¥42,438 million which consists of mainly of devaluation and disposal loss on inventory of ¥8,985 million, impairment losses on fixed assets of ¥24,956 million and extra payments for retirement benefits of ¥3,210 million.

Home appliances business

For the year ended March 31, 2007, in Home appliances business, SANYO carried out such measures as the alliance of the refrigerator business with Haier Group in China, and business reform and the withdrawal from production in Japan, and recorded restructuring costs of ¥1,543 million (US$13,076 thousand) which consists mainly of extra payments for retirement benefits of ¥693 million (US$5,873 thousand) and impairment losses on fixed assets of ¥359 million (US$3,042 thousand).

AV equipment business

For the year ended March 31, 2007, SANYO promoted business restructuring mainly on the TV business in AV equipment business and moved the main office function to North America, the center of the business. In addition, SANYO switched part of its productive capacity to a thin-screen TV from cathode-ray tube television and promoted a radical restructuring of the above consistent with the Medium-term Management Plan formulated in November 2005. As a result, SANYO recorded restructuring charges of ¥2,903 million (US$24,602 thousand) which consists of extra payments for retirement benefits of ¥1,317 million (US$11,161 thousand), impairment losses on fixed assets of ¥540 million (US$ 4,576 thousand) and losses on disposal of inventories of ¥528 million (US$4,475 thousand).

For the year ended March 31, 2006, SANYO has been executing restructuring mainly focused on its TV business. As a part of that, SANYO decided to close a Tudela factory in Spain held by SANYO Espana, S.A. SANYO also reduced the workforce and disposed of inventories of other subsidiaries. As a result, SANYO recorded a restructuring charge of ¥ 5,549 million which consists of losses on inventories of ¥2,318 million, impairment losses on fixed assets of ¥ 652 million and extra payment of retirement benefits of ¥ 2,193 million.

Photonics business

For the year ended March 31, 2006, SANYO identified the Photonics business, which has been generating losses for years, as a "Business Requiring Structural Reform" and recorded a restructuring charge of ¥7,341 million, comprised of a devaluation loss on inventories of ¥1,395 million, impairment loss of ¥4,389 million on fixed assets and extra payments for retirement benefits of ¥86 million.

For the year ended March 31, 2007, the Company recognized an additional restructuring charge of ¥533 million (US$4,517 thousand), comprised mainly of losses on sales of fixed assets and disposal loss on fixed assets of ¥216 million (US$1,831 thousand).

Extra payments of retirement benefits

For the year ended March 31, 2006, extra payments of retirement benefits covered the one-off payments of additional retirement benefits to employees who were transferred as compensation for a change in working conditions based on the restructuring plan. The payments comprised ¥2,500 million for the Consumer business segment, ¥13,774 million for the Component business segment and ¥1,415 million for the Commercial business segment.

For the year ended March 31, 2007, extra payments of retirement benefits covered the additional retirement benefits based on the preferential transitional program, which was carried out in accordance with the termination of the plan mentioned above. The payment consisted mainly of ¥6,924 million (US$58,678 thousand) in the Consumer business segment, ¥3,240 million (US$27,458 thousand) in the Component business segment and ¥1,298 million (US$11,000 thousand) in the Commercial business segment.

Sale of assets

These charges consist of losses on sales of fixed assets and disposal losses of fixed assets. These are idle assets of head offices and disposed based on the restructuring plan. These assets include Ashikaga sites and other office properties for the year ended March 31, 2006, respectively.

Others

Others includes impairment losses of ¥1,257 million on fixed assets, lease contract termination costs in the Organic Light Emitting Diode business of ¥3,106 million and a loss from liquidation of a subsidiary in the AV equipment business (Other than TV business) of ¥2,426 million.

Activity in the restructuring accrual is summarized as follows :

	Millions of Yen				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2006	¥ 3,210	¥ —	¥ —	¥ 139	¥ 3,349
Restructuring costs	19,778	1,884	1,186	2,153	25,006
Non-cash charges	—	(1,884)	(1,186)	—	(3,070)
Cash payments	(20,850)	—	—	(1,656)	(22,506)
Balance at March 31, 2007	¥ 2,138	¥ —	¥ —	¥ 641	¥ 2,779

Note:Evaluation and disposal loss on other assets includes evaluation and disposal losses on accounts receivable, inventories , investment securities and fixed assets.

	Millions of Yen				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2005	¥ —	¥ —	¥ —	¥ —	¥ —
Restructuring costs	26,085	31,253	21,768	5,841	84,947
Non-cash charges	—	(31,253)	(21,768)	—	(53,021)
Cash payments	(22,875)	—	—	(5,702)	(28,577)
Balance at March 31, 2006	¥ 3,210	¥ —	¥ —	¥ 139	¥ 3,349

Note:Evaluation and disposal loss on other assets includes evaluation and disposal losses on accounts receivable, inventories, investment securities and fixed assets.

	Thousands of U.S. Dollars				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2006	$ 27,203	$ —	$ —	$ 1,178	$ 28,381
Restructuring costs	167,610	15,966	10,051	18,288	211,915
Non-cash charges	—	(15,966)	(10,051)	—	(26,017)
Cash payments	(176,694)	—	—	(14,034)	(190,728)
Balance at March 31, 2007	$ 18,119	$ —	$ —	$ 5,432	$ 23,551

Note:Evaluation and disposal loss on other assets includes evaluation and disposal losses on accounts receivable, inventories, investment securities and fixed assets.

(d) Loss on earthquake
Loss on earthquake includes various losses and costs of NIIGATA SANYO ELECTRONIC CO., LTD. (present SANYO Semiconductor Manufacturing Co., Ltd.). The subsidiary is one of the Company's main semiconductor manufacturers and was heavily damaged by the series of earthquakes in the Chuetsu region of Niigata Prefecture on October 23, 2004.

The losses comprise as follows:

Year ended March 31, 2005	Millions of Yen
Loss on disposal of fixed assets	¥ 18,122
Loss on disposal of damaged inventories	5,083
Repair and restoration expenses	19,168
Total	¥ 42,373

Repair and restoration expenses include repair expenses for the damaged utilities and machineries which amounted to ¥14,200 million.

(e) Loss on disposal of fixed assets
For the year ended March 31, 2005, loss on disposal of fixed assets mainly comprises a replacement of LSI manufacturing machinery in our Tokyo plant and battery manufacturing machinery in Kaiduka plant as well as expenses related to a change in the facility layout in the Tokyo plant to improve manufacturing processes.

(f) Impairment loss on fixed assets
For the years ended March 31, 2007 and 2006, SANYO recorded impairment losses of ¥7,998 million (US$67,780 thousand) and ¥71,345 million, respectively. These impairment losses resulted from the review of future cash flows as part of the Medium-term Management Plan and declines in the fair value of idled assets to be disposed by sale. An impairment loss is calculated as the differences between the carrying amount and fair value of an asset, if the fair value is lower.

The impairment losses are calculated as the differences between the carrying value and present value of estimated future net cash flows. The impairment losses are summarized as follows:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Assets to be held and used	¥ 6,633	¥ 65,122	$ 56,212
Assets to be disposed by sale (Head Office)	818	3,634	6,932
Assets to be disposed by other than sale (Head Office)	547	2,589	4,636
Total	¥ 7,998	¥ 71,345	$ 67,780

The detail of the impairment for assets to be held and used by business segments are as follows:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Component business segment	¥ 2,113	¥ 39,333	$ 17,907
Consumer business segment	3,019	23,903	25,535
Other business segment	1,501	1,886	12,720
Total	¥ 6,633	¥ 65,122	$ 56,212

For the year ended March 31, 2007, in the Component business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly in the Compressor business. In the Consumer business segment, SANYO recorded impairment losses as a result of review of future cash flows mainly in Home appliances business (air conditioners) because of a business environment characterized by as severe competition, decreases of sales prices, and SANYO's delay in effecting cost reductions. In the Other business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly of facilities in the housing business. In addition, SANYO recorded impairment losses of ¥1,884 million (US$15,966 thousand) as restructuring costs.

For the year ended March 31, 2006, in the Component business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly in the Semiconductor business which suffered from the continued effects of Niigata Chuetsu Earthquake and the delay in recovery of sales. In the Consumer business segment, SANYO recorded impairment losses as a result of the review of future cash flows mainly in the Home Appliance business (such as refrigerators and washing machines) because of the business environment characterized by severe competition, decreases in sales prices and SANYO's delay in effecting cost reductions. In the Other business segment, SANYO recorded impairment losses as a result of the review of future cash flows mainly related to facilities regarding the housing business. In addition to the impairment losses of ¥71,345 million above, impairment losses of ¥ 31,253 million from the businesses requiring structural reform based on the Medium-term Management Plan are included in the restructuring charge.

For the year ended March 31, 2005, SANYO recognized impairment losses amounting to ¥7,338 million related to idle land. The land was scheduled to be leased to a third party in the year ended March 31, 2004 and the Company concluded there was no impairment required in the year ended March 31, 2004. But in the year ended March 31, 2005, the development and leasing plan was postponed and management concluded to write the land down to its net selling price.

(g) Impairment loss on goodwill

For the year ended March 31, 2005, see Note 12 "Goodwill and intangible assets" for the details on the impairment losses on goodwill which were recorded in the Consumer business and the Component business, in accordance with SFAS No.142 "Goodwill and Other Intangible Assets."

(h) Extra payments of retirement benefits

Extra payments of retirement benefits for the year ended March 31, 2006 relates mainly to overseas subsidiaries.

Extra payments of retirement benefits in the year ended March 31, 2005 related mainly to the Tokyo plant where the Company implemented a employee transfer program, paying a one-off additional retirement benefit to employees, who were transferred to a manufacture subsidiary, as compensation for a change in the working condition.

(i) Other

For the year ended March 31, 2007, other expense includes mainly ¥15,312 million (US$129,763 thousand) of costs for malfunction of products in the Component business segment and Consumer business segment, and an overseas subsidiary's liquidation cost of ¥4,968 million (US$42,102 thousand).

For the year ended March 31, 2006, other expense includes mainly ¥5,526 million of costs for malfunction of products in the Component and Consumer business segment, overseas subsidiaries' business liquidation costs of ¥4,455 million, and overseas subsidiaries' losses on fire of ¥2,756 million.

For the year ended March 31, 2005, other expense includes depreciation expenses of idle production facilities which amounted to ¥5,490 million and also charges for repairing recalled laundry machines amounting to ¥2,074 million.

26 SUPPLEMENTARY INFORMATION OF STATEMENT OF CONSOLIDATED CASH FLOWS

Supplementary information relating to the statements of cash flows for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of Yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Supplemental disclosures of cash flow information :				
Cash paid during the period for :				
Interest	¥ 18,675	¥ 19,311	¥ 15,296	$ 158,263
Income taxes (net)	23,997	16,245	18,538	203,364

For the year ended March 31, 2007, the acquisition cost of assets by capital lease was ¥4,382 million (US$ 37,136 thousand).

Independent Auditors' Report

KPMG

The Board of Directors
SANYO Electric Co., Ltd.:

We have audited the accompanying consolidated balance sheet of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2006 were audited by other auditors who have ceased operations. Those auditors' report, dated June 28, 2006, was a qualified opinion on those consolidated financial statements with respect to the omission of segment information to be disclosed in the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The segment information required to be disclosed in the Company's consolidated financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the notes to the consolidated financial statements, the future operational performance of the Company is dependent on successfully completing the Medium-term Management Plan, and the syndicated loan agreement and loan commitment agreement include certain financial covenants which require the Company maintains an appropriate credit rating. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Also, as discussed in Note 2 of the notes to the consolidated financial statements, SANYO Electric Co., Ltd. and its subsidiaries adopted Statement of Financial Accounting Standards No.158 as of March 31, 2007.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into U.S. dollars solely for convenience. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into U.S. dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
December 25, 2007

Executives (as of July 1, 2007)

Members of the Board

Executive Director & President
Seiichiro Sano

Executive Directors & Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Kentaro Yamagishi

Members of the Board (Outside)
Hideo Watanabe
Ankur Sahu

Members of the Board
Mitsuru Honma
Hidetoshi Arima
Hiromoto Sekino

Corporate Auditors

Standing Corporate Auditors
Ryota Tominaga
Kenzo Kurokawa
Toshiya Uchida

Corporate Auditors (Outside)
Hiroshi Toda
Osamu Okamoto
Takeharu Nagata

President and Vice Presidents

President
Seiichiro Sano

Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Kentaro Yamagishi

Senior Vice Presidents
Mitsuru Honma
Hidetoshi Arima
Hiromoto Sekino
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono
Akira Kan
Teruo Tabata
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi
Tadao Shimada

Vice Presidents
Shinya Tsuda
Keiichi Yodoshi
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Asano
Katsuhisa Kawashima
Kazuhiro Takeda
Masato Ito
Sousei Takeuchi
Morihiro Kubo
Hideo Matsui
Satoru Hotta
Tsuyoshi Takemura
Tetsuhiro Maeda
Yoshio Watabe
Takao Ando
Shigeharu Yoshii
Takashi Hirao
Hirokazu Teshima
Tsutomu Nozaki
Masahisa Shimizu
Tsuyoshi Egami

Organization Chart (as of May 1, 2007)


Stockholders' Meeting
Corporate Auditors
Board of Auditors
Auditor Office
Board of Directors
Personnel/Nominating Committee
Compensation Committee
Audit/Governance Committee
Steering Committee
President
Operations & Management Committee
Commercial Solutions Group
Component & Device Group
Power Solutions Group
Personal Mobile Group
Service Chain Group
Global Sales Group
Innovation Group
Harmonious Society Group
Corporate Planning H.Q.
〈Corporate Management Division〉
General Affairs/Human Resource H.Q.
Corporate Secretaries Office
Finance H.Q.
Corporate Communications H.Q.
IT System H.Q.
〈Audit & Legal Division〉
Corporate Audit Office
Legal H.Q.
Brand Development H.Q.
Quality CS H.Q.
Production Engineering H.Q.
Procurement H.Q.

Principal Subsidiaries and Affiliated Companies (as of March 31, 2007)

Principal Subsidiaries

TOTTORI SANYO ELECTRIC CO., LTD.
Product category: Consumer, Component

Shimane SANYO Electric Co., Ltd.
Product category: Consumer

SANYO Tokyo Manufacturing Co., Ltd.
Product category: Commercial

SANYO Semiconductor Co., Ltd.
Product category: Component

SANYO SEMICONDUCTOR MANUFACTURING CO., LTD.
Product category: Component

KANTO SANYO Semiconductors CO., LTD.
Product category: Component

SANYO Seimitsu Co., Ltd.
Product category: Component

SANYO Mediatec Co., Ltd.
Product category: Component

Sanyo Energy Tottori Co., Ltd
Product category: Component

SANYO Energy Twicell Co., Ltd.
Product category: Component

Sanyo GS Soft Energy Co., Ltd
Product category: Component

SANYO Semicon Device Co., Ltd.
Product category: Component

SANYO Electric Logistics Co., Ltd.
Product category: Others

SANYO TV International Corporation
Product category: Consumer

SANYO E & E CORPORATION
Product category: Consumer

SANYO ENERGY (U.S.A.) CORPORATION
Product category: Component

SANYO NORTH AMERICA CORPORATION
Product category: Consumer

SANYO Semiconductor (U.S.A.) Corporation
Product category: Component

SANYO Europe Ltd.
Product category: Consumer

SANYO COMPONENT EUROPE GmbH
Product category: Component

SANYO AIRCONDITIONERS EUROPE s.r.l.
Product category: Consumer

SANYO Electric (Shekou) Limited
Product category: Consumer, Component

Dalian Sanyo Refrigeration Co., Ltd.
Product category: Commercial

Dalian Sanyo Cold-Chain Co., Ltd.
Product category: Commercial

KOREA TOKYO SILICON CO., LTD.
Product category: Component

SANYO ELECTRIC (HONG KONG) LIMITED
Product category: Consumer, Component

SANYO SEMICONDUCTOR (H.K.) CO., LTD.
Product category: Component

SANYO ASIA PTE LTD
Product category: Consumer

SANYO ENERGY (SINGAPORE) CORPORATION PTE. LTD.
Product category: Component

SANYO PT (M) Sdn. Bhd.
Product category: Consumer

P.T. SANYO JAYA COMPONENTS INDONESIA
Product category: Consumer, Component

The Company has a total of 205 subsidiaries —79 in Japan and 126 overseas.

Principal Affiliated Companies

Shin-Nichi Electronics Co., Ltd.

SANYO Homes Corporation

NTT DATA SANYO SYSTEM CORPORATION

Dongguan Huaqiang SANYO Electronics Co., Ltd.

CHINA RESOURCES (SHENYANG) SANYO COMPRESSOR CO., LTD.

SANYO ELECTRIC (TAIWAN) CO., LTD.

The Company has a total of 70 affiliated companies—40 in Japan and 30 overseas.

Investor Information (As of March 31, 2007)

Company Information

SANYO Electric Co., Ltd.

Foundation and Incorporation	Founded: February 1947 Incorporated: April 1950
Capital	¥322,242,319,083
Subsidiaries	205 (Domestic 79 Overseas 126)
Affiliated Companies	70 (Domestic 40 Overseas 30)
Number of Employees	11,032 (Consolidated 94,906)

Head Office
5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone: +81-6-6991-1181 Facsimile: +81-6-6992-0009

U.S. Contact Address
SANYO NORTH AMERICA CORPORATION (Head Office)
2055 Sanyo Avenue, San Diego, CA92154, U.S.A.
Telephone: +1-619-661-1134 Facsimile: +1-619-661-6795

URL Company information (Japanese) http://www.sanyo.co.jp/
(English) http://www.sanyo.com/
IR information (Japanese) http://www.sanyo.co.jp/ir/
(English) http://www.sanyo.co.jp/ir/e/

Stock Information

Stock Data

Type	Total number of shares issuable	Total capital shares issued	Number of stockholders
Common stock	7,060,300,000	1,872,338,099	282,589
Class A preferred stock	182,600,000	182,542,200	3
Class B preferred stock	246,100,000	246,029,300	3

Stock Listings	Tokyo, Osaka
Securities Code	6764
Number of Unit Stocks	1,000 stocks

Stock Transfer Agent
The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

Major Stockholders

		Number of shares
(1) Common stock	The Master Trust Bank of Japan, Ltd. (trust account)	88,350,000
	SANYO Electric Employees Share Ownership	49,483,439
	Sumitomo Mitsui Banking Corporation	43,278,781
	Nippon Life Insurance Company	39,441,145
	Sumitomo Life Insurance Company	30,000,000
	Resona Bank, Ltd.	29,748,402
	Mitsui Sumitomo Insurance Co., Ltd.	23,435,900
	Shioya Tochi Co., Ltd.	22,467,977
	Japan Trustee Services Bank, Ltd. (trust account)	21,293,000
	Japan Trustee Services Bank, Ltd. (trust account 4)	19,108,000
(2) Class A preferred stock	Evolution Investments Co., Ltd.	89,804,900
	Oceans Holdings Co., Ltd.	89,804,900
	Sumitomo Mitsui Banking Corporation	2,932,400
(3) Class B preferred stock	Evolution Investments Co., Ltd.	88,766,600
	Oceans Holdings Co., Ltd.	88,766,600
	Sumitomo Mitsui Banking Corporation	68,496,100

Stock Ownership (Common stock)



Financial institutions 25.86%
Securities firms 0.88%
Other corporations 7.15%
Overseas investors 9.95%
Individuals and others 56.16%

Stock Price/Trading Volume Fiscal years ended March 31



(Yen)
(million shares)
700
600
500
400
300
200
100
0
Stock price (left scale)
Trading volume (right scale)
3,000
2,000
1,000
0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
High	¥ 633	614	545	363	324
Low	¥ 264	326	330	237	148

*Stock prices and trading volumes are quoted from Tokyo Stock Exchange.

Calendar Year	Events	Presidents
1947	SANYO Electric Works founded (Moriguchi City, Osaka) by Toshio Iue	Toshio Iue
	Bicycle generator lamp produced at Hojo Plant, Hyogo Prefecture	(Feb.1947-Jan.1968)
1950	SANYO Electric Co., Ltd. established	
1952	Japan's first plastic radio made, marking the Company entrance to home electric appliances market	
1953	Japan's first pulsator-type washing machines introduced	
1954	SANYO Electric Co., Ltd. stock listed on Tokyo Stock Exchange and Osaka Securities Exchange	
1959	Tokyo SANYO Electric Co., Ltd. established	
1960	SANYO Electric Trading Co., Ltd. established (Present SANYO Sales & Marketing Corporation)	
1961	R&D Center established	
	Nickel-cadmium battery "CADNICA" developed; production commenced in 1964	
1963	Tokyo SANYO Electric Co., Ltd. stock listed on Tokyo Stock Exchange and Osaka Securities Exchange	
1965	Color TVs overcome cost hurdle of ¥10,000 per inch for the first time in industry	
1966	TOTTORI SANYO Electric Co., Ltd. established	
1969	SANYO Electric Credit Co., Ltd. established	Yuro Iue
	SANYO retail chain (called SBC) established, strengthening Company marketing network	(Jan.1968-Jan.1971)
1971	SANYO Electric Distribution Co., Ltd. (present SANYO Electric Logistics Co., Ltd.) established	Kaoru Iue
1979	World's first amorphous silicon batteries developed; production commenced in 1982	(Jan.1971-Feb.1986)
1983	Production of "OS-CON," aluminum solid capacitor with organic semiconductive electrolyte, commenced	Satoshi Iue
1986	SANYO Electric Co., Ltd. and Tokyo SANYO Electric Co., Ltd. merged	(Feb.1986-Nov.1992)
1990	Mass production sales of nickel-metal hydride batteries "TWICELL" commenced	
1991	World's first HIT solar cell developed	
1992	First solar power generation system developed for home-use in Japan	Yasuaki Takano
1994	The Company entered mobile phone business	(Dec.1992-Jun.1998)
	Mass production of cylindrical lithium-ion batteries commenced	
1995	The Company entered digital camera business	
1997	Production of "POSCAP," solid electrolytic capacitor with polymerized organic semiconductor, commenced	
1999	SANYO Electric Credit Co., Ltd. stock listed on First Sections of Tokyo Stock Exchange and Osaka Securities Exchange	Sadao Kondo
	Nickel-metal hydride rechargeable batteries for hybrid electric vehicles developed	(Jun.1998-Oct.2000)
2001	Agreement reached with Ford Motor Company for exclusive supply of battery systems for Ford hybrid electric vehicles	Yukinori Kuwano
	Nickel-metal hydride battery business acquired from Toshiba Group	(Nov.2000-Jun.2005)
2002	Comprehensive agreement reached with Haier Group Company for wide-ranging collaboration	
	Electric vending machine business sold to Fuji Electric Co., Ltd.	
2004	LCD business merged with Seiko Epson Corporation, to form joint venture	
	Niigata Chuetsu Earthquake struck NIIGATA SANYO ELECTRONIC Co., Ltd. (present SANYO Semiconductor Manufacturing Co., Ltd.), seriously affecting semiconductor production lines	
2005	New corporate vision "Think GAIA" announced, and SANYO EVOLUTION PROJECT, a three-year transformation project, commenced	Toshimasa Iue
	SANYO Electric Logistics Co., Ltd. stock listed on Jasdaq Securities Exchange	(Jun.2005-Apr. 2007)
	Medium-term Management Plan announced	
	Part of the Company's stockholdings in SANYO Electric Credit Co., Ltd. transferred to affiliates of Goldman Sachs Group.	
2006	Capital increase by ¥300 billion through issuance of preferred stocks to third parties	
	Semiconductor business spun off into subsidiary, SANYO Semiconductor Co., Ltd.	
	Strategic alliance formed with Quanta Computer Inc. to establish joint venture company for TV business	
	Strategic alliance formed with Haier Group Co. to establish joint venture for refrigerator business in 2007	
2007	SANYO Sales & Marketing Corporation taken over by SANYO Electric Co., Ltd.	Seiichiro Sano
		(Apr. 2007-)

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone +81-6-6991-1181

http://www.sanyo.com/

PRINTED WITH SOY INK
Printed in Japan on recycled paper and nonwood paper

Think GAIA
For Life and the Earth

SANYO

SANYO Electric Co., Ltd.

Semiannual Report 2007

For the six months ended September 30, 2007

Think GAIA

For Life and the Earth

"GAIA" is a term that encompasses the Blue Planet, "Earth," and the infinite varieties of "life" that live and breathe on it.
It describes the world as a single living organism, where all life and nature co-exist interdependently.
SANYO is committed to listening to GAIA's voice and engaging in activities that are beneficial to life and the Earth.

As a testament to this, SANYO pledges to respond by developing only products that are absolutely essential to life and the Earth.
We aim to bequeath a beautiful Earth to future generations.
This is SANYO's Brand Vision — Think GAIA.

To realize this vision, as a leading provider of Environment- and Energy-related products, SANYO seeks to harness its exclusive, unique technology and innovative creativity to deliver global solutions.
All for the Earth. All for life. All for GAIA.

CONTENTS

Business Results

SANYO Electric Co., Ltd. and Subsidiaries (Six-month periods ended September 30, 2007 and 2006)

	Millions of Yen		Thousands of U.S. Dollars (Note a)	% Change from Same Period of Previous Year
	2007	2006	2007	
Net sales	¥ 1,091,438	¥ 1,095,539	$ 9,490,765	−0.4 %
Operating income (Note b)	23,811	15,841	207,052	50.3
Net income (loss)	15,981	(3,618)	138,965	—
	Yen		U.S. Dollars	
Per share (Yen and U.S. dollars)				
Net income (loss):				
Basic	¥ 2.6	¥ (34.9)	$ 0.02	—
Diluted	2.6	(34.9)	0.02	—

Sales by Product Category and Area

SANYO Electric Co., Ltd. and Subsidiaries (Six-month periods ended September 30, 2007 and 2006)

	Millions of Yen		Thousands of U.S. Dollars (Note a)	% Change from Same Period of Previous Year
	2007	2006	2007	
Sales by product category:				
Consumer	¥ 471,785	¥ 493,540	$ 4,102,478	−4.4 %
Commercial	129,157	133,885	1,123,104	−3.5
Component	472,026	442,360	4,104,574	6.7
Others	18,470	25,754	160,609	−28.3
Net sales	¥ 1,091,438	¥ 1,095,539	$ 9,490,765	−0.4
Sales by area:				
Japan	¥ 403,462	¥ 481,261	$ 3,508,365	−16.2 %
Asia	350,407	313,121	3,047,017	11.9
North America	186,558	181,402	1,622,244	2.8
Europe	116,344	88,001	1,011,687	32.2
Others	34,667	31,754	301,452	9.2
Net sales	¥ 1,091,438	¥ 1,095,539	$ 9,490,765	−0.4

Note: (a) U.S. dollar amounts translated from yen, for convenience only, at the rate of ¥115=US$1, the approximate Tokyo foreign exchange market rate as of September 28, 2007.

(b) To be consistent with financial reporting principles and practices generally accepted in Japan, operating income is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. SANYO considers showing operating income convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges - for example, restructuring and impairment charges and abnormal product warranty costs - would be included in the determination of operating income in the consolidated statements of income.

Notice Released to Future Outlook

All statements in this semiannual report, other than past factual matters, represent outlooks for projected future results and are in accordance with SANYO's present plans, outlook, and strategies, based on management judgments in light of currently available information. Therefore, SANYO does not guarantee the accuracy and reliability of information it receives, and requests that you do not rely on this information alone. There are various risks and uncertainties relating to factors that cause changes in business results. The principal factors influencing results include 1) large changes in economic conditions and capital markets, as well as changes in consumption in businesses in which SANYO engages, 2) the effects of changes in exchange rates between the yen and the dollar, as well as the yen and other currencies, on SANYO's international business activities, 3) various trade restrictions in the markets of individual countries, and 4) SANYO's ability to provide new technologies, new products and new services amid rapid technological innovation in information technology (IT), market competition and price competition. However, it should be noted that factors affecting SANYO's performance are not limited to the factors mentioned above and that there are other factors that pose latent risks and uncertainties.



Seiichiro Sano, Executive Director & President

We would like to thank all of you for your faithful support for SANYO.

Let us first look at business results of SANYO for the six-month period ended September 30, 2007. This period, continuously soaring prices of raw materials, including crude oil, had a significant impact on the businesses of SANYO. Against this background, with all employees teaming up and going for the same goal, the entire group devoted its comprehensive strength to enhancing profitability. As a result, we have successfully achieved a positive net profit being led by businesses such as rechargeable batteries, solar cells, electronic components, and digital cameras.

On November 27, 2007, SANYO announced its Medium-term Business Strategy "Master Plan" for three fiscal years from April 2008 to March 2011.

In this plan, we clarified the way to revitalization by defining those businesses to be continued among the businesses of our group and by setting a business strategy for each of them. The outline of Master Plan is on pages 5 through 6 hereof for your reference.

SANYO is currently in the process of formulating a new Medium-term Management Plan for three fiscal years from April 2008 to March 2011 based on Master Plan. Prior to its implementation, we are determined to achieve "a restoration of profitability to the bottom line," which is our goal for this fiscal year, as the first step toward the revitalization of SANYO.

Recently, through various activities we have successfully been increasing our capability to further exert the strengths of SANYO to become a "Leading provider of Environment- and Energy-related products." Our major achievements include winning the "Good Design Grand Prize 2007" for "eneloop universe products," collaborating with IBM Japan for the world's first data center energy-saving air-conditioning equipment construction service, and cooperating with Coca-Cola USA in the development of a CFC-free beverage showcase cassette using an ozone-safe natural refrigerant. In addition, our employees are feeling increased confidence in response to the business results for this six-month period. Thus, foundations for revitalization are being steadily established.

It is our commitment to keep to the positive course we are on and continue to strive for further enhancement of the corporate value of SANYO.

We would like to sincerely ask for your continuous support and understanding.

Overview of operations in the six-month period ended September 30, 2007

For the business environment for this six-month period ended September 2007, economic expansion in China and other Asian countries and economic recovery in Europe continued. The Japanese economy, being helped by healthy business performance, also continued its recovery. Meanwhile, the environment for SANYO remained severe due to the impact of the subprime loan problems in the U.S., continually soaring raw material prices including crude oil, and sharp appreciation of the yen, resulting in an increase in uncertainty about the future.

In this surroundings, while sales increased in the Component Business Segment, which deals with rechargeable batteries and electronic components, sales decreased in the Consumer Business Segment and Commercial Business Segment. As a result, consolidated net sales for this six-month period were down 0.4% from the same period last year to 1,091.4 billion yen.

As for income, while being influenced by surging raw material prices, thanks to sales expansion in the digital cameras, batteries, and component businesses and profitability enhancement through cost reduction, consolidated operating income was up 50.3% from the same period last year to 23.8 billion yen and consolidated net income was 16.0 billion yen (3.6 billion yen loss for the same period last year). Thus, we successfully returned to profitability.

Sales for each business segment are outlined below.

■ Consumer Business Segment

As for digital cameras, OEM business, which is the core of the digital camera business, made good progress thanks to expansion of the whole market in addition to strengthening of overseas production.

As for projectors, with overseas markets leading the way sales increased with the release of high-brightness large models using a new optical engine. Sales of car navigation systems were also good.

Meanwhile, sales of mobile phones decreased due to a decrease in sales volume and overall sales of TVs also decreased while those of LCD televisions increased in North America.

As for Home Appliances, overseas sales increased. However, overall sales decreased as a result of reviewing our product lineups for the domestic market on a "emphasize and concentrate" basis.

The result was that net sales for the Consumer Business Segment were down 4.4% from the same period last year to 471.8 billion yen.

■ Commercial Business Segment

As for showcases, we tried to differentiate ourselves from our competitors through domestically expanding energy-saving and eco-friendly products. However, due to a downturn in the whole market, the domestic business was sluggish. Meanwhile, thanks to favorable sales overseas, primarily in China, overall sales of showcases increased.

As for commercial air conditioners, while sales of gas heat pump air conditioners decreased due to a slackening in the market associated with skyrocketing oil prices, packaged air conditioners made good progress thanks to increased orders related to school facilities and others. Overseas sales also made good progress. As a result, overall sales increased.

In the biomedical business, which deals with preservation systems for medical and scientific research, ultra-low temperature freezers etc., products for overseas made good progress, leading to an increase in sales. In the medical information systems business, sales of computer systems for pharmacists increased. However, computer systems for office work were slow after the previous increase in demand attributable to the legal changes, resulting in a decrease in sales.

The result was that net sales for the Commercial Business Segment were down 3.5% from the same period last year to 129.2 billion yen.

■ Component Business Segment

As for rechargeable batteries, as a result of increasing production capacity in the Tokushima Plant and other facilities, lithium-ion batteries continued to make steady progress, leading to an increase in overall sales.

Solar cells were slow in Japan due to a downturn in the whole market. Meanwhile, we attracted the attention of overseas markets, including the expanding European market, with the high-performance features of our products, such as superior power generation efficiency. Such proactive efforts for business expansion led to an increase in sales.

Due to the expanding mobile phones and personal computer markets, electronic components made good progress. Sales of optical pickups also increased, primarily those for notebook personal computers. However, as for semiconductors, those for flat-panel televisions and video-game consoles slumped, resulting in a fall in sales.

The result was that net sales for the Component Business Segment were up 6.7% from the same period last year to 472.0 billion yen.

December 2007

Seiichiro Sano
Executive Director & President

(*Note) To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. SANYO considers showing operating income (loss) convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges - for example, restructuring and impairment charges and abnormal product warranty costs - would be included in the determination of operating income (loss) in the consolidated statements of income.

On November 27, 2007, SANYO announced the Medium-term Business Strategy "Master Plan" in preparation for the new Medium-term Management Plan for three fiscal years from April 2008 to March 2011.

Based on the Medium-term Management Plan for three fiscal years from April 2005 to March 2008, SANYO has promoted structural transformation toward its revitalization and reconstruction. As a result, its business conditions have steadily been improving in terms of profitability and financial strength. Reflecting such a situation, the Medium-term Business Strategy has been formulated for the coming three fiscal years to clarify the way to achieve the full revitalization and make the next leap forward as a truly global company.

The Medium-term Business Strategy is composed of the following points:

1. Set Management goals in the new Medium-term Management Plan;
2. Emphasize and concentrate investments based on the group-wide strategy;
3. Improve earning power of the finished goods business and set up organizations to strengthen business expansion overseas; and
4. Maintain a sound financial structure through thorough cash flow management.

In the days ahead, SANYO will formulate the new Medium-term Management Plan based on this Medium-term Business Strategy. With group-wide commitment we will strive to turn all the continuing businesses into profitable business entities within the next three fiscal years.

Outline of "Master Plan"

Ⅰ. Medium-term Management Policies

Regaining public trust and reputation and establishing the foundation for a highly profitable company to transform into a "leading provider of Environment- and Energy-related products"

Ⅱ. Medium-term Management Goals

- Goals for the fiscal year ending March 2011
  - Challenge Goal:
    - Operating Income of 100 Billion Yen
  - "Must Accomplish" Goals:
    - Sales of 2,250 Billion Yen
    - Operating Income of 90 Billion Yen
    - (Operating Income to Sales Ratio: 4%)
- In approximately 1,000 days (3 years), make all continuing businesses profitable

Ⅲ. Essential Business Strategies

A. Business Grouping

According to the fundamental technology and our orientation in terms of business, all the business fields of SANYO will be classified into the following three areas: "Energy," "Electronics," and "Ecology." With these three business areas as the engine for full revitalization, SANYO will meet the challenge of achieving the highest profit level ever in the fiscal year ending March 2011.

■Business Grouping

Medium-term Management Policy:
Transform into a "Leading Provider of Environment- and Energy-related Products"


Components Business Grorp
Finished Goods Business Group
Ecology Business Area
Commercial Business
White Goods Business
3YE
(3 Major Business Areas)
Electronics Business Area
Device Business
Digital Business

Corporate Philosophy :
"We are committed to becoming an indispensable element in the lives people all over the world."

B. Business Strategies

Considering our customers, the marketplace, and various business models etc., from the group-wide management strategy point of view, the businesses of SANYO will be divided into two groups: "Components Business Group" and "Finished Goods Business Group." Business strategies applicable to each group will be formulated and promoted.

1. Components Business Group

Over three fiscal years, capital investments of approximately 350 billion yen will be made; approximately 70% of these investments will be concentrated on rechargeable batteries, solar cells, and electronic components. In particular, approximately 100 billion yen in total will be invested in the rechargeable battery business, for the purpose of increasing production capacity of lithium-ion batteries and starting a full-fledged HEV (Hybrid Electric Vehicle) battery business. Thus, we are aiming to achieve further growth. For the solar cell business, approximately 80 billion yen in total will be invested over three fiscal years to increase the production capacity. Also, in the electronic component business, intensive investment will be promoted in products which have dominant market share, such as capacitors, optical pickups, and vibration motors. As for the semiconductor business, thanks to the structural transformations made, a positive operating income has resulted. To establish a stable profit base in the future, continued efforts will be made through further pursuit of higher efficiency and by taking advantage of our proprietary analog device technology etc.

2. Finished Goods Business Group

To stabilize and secure profit, we will seek further efficiency in the domestic business and strengthen overseas business. As for strengthening of overseas business, along with setting overall sales goals of SANYO-brand finished goods, an executive-class staff member will be placed as marketing manager in each region overseas, enabling the global sales structure to be made more robust. In the digital business, businesses for special clients (those in OEM business etc.) will be strengthened. In the commercial business, along with increasing profitability by intensively pursuing higher efficiency in the domestic market, resources will be shifted to overseas, taking advantage of opportunities to expand overseas business. In the white goods business, efforts will be made to enhance product conpetitiveness based on SANYO's proprietary technologies such as those related to the environment. Further, through reevaluating sales and distribution costs and optimizing overseas sales companies and sales network, efficiency improvement of the sales division will be promoted, so as to turn into a global-level profitable business.

IV. Financial Strategy

With the efforts made to improve the financial standing since the introduction of the Medium-term Management Plan in November 2005, interest-bearing debt is expected to be reduced to approximately 530 billion yen by the end of March 2008, which is approximately 720 billion yen down from the end of September 2005. We will enhance our efforts toward thorough cash flow-focused management over the next three fiscal years.

■Overall Business Strategy

Business Group	Business	Market	Position	Scope of Investment (3 Years)		Sales Goal (for FY2011*)
Components	Rechargeable Batteries	**○**	**○** World's No. 1 Share	Approx. 100 bn. yen	Approx. 240 bn. yen (Approx. 70%)	Energy Business Area Approx. 600 bn. yen (Approx. 150% compared w/ FY2008*)
	Solar Cells	**○**	**○** No. 1 Conversion Efficiency	Approx. 80 bn. yen		
	Electronic Devices	**○**	**○** World's No. 1 Product Share	Approx. 60 bn. yen		Electronics Business Area Approx. 1,200 bn. yen (Approx. 125% compared w/ FY2008*)
	Semiconductors	○	○ Strength in Analog	Effective investing	Approx. 110 bn. yen (Approx. 30%) Strengthen overseas business (of all finished goods)	
Finished Goods	Digital Products	○	○ Special Client Business	Effective investing		
	Commercial Equipment	○	○ Domestic No. 1 Product Share			Ecology Business Area Approx. 600 bn. yen (Approx. 110% compared w/ FY2008*)
	White Goods	○	○ Environment Technology / Proprietary Technology			

*Fiscal years ending March 31

Consolidated Statements of Operations (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries (Six-month periods ended September 30, 2007 and 2006)

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
Revenues:			
Net sales	¥ 1,091,438	¥ 1,095,539	$ 9,490,765
Other operating revenue	51,534	45,922	448,122
Interest and dividends	4,847	3,637	42,148
Other income	26,924	22,286	234,121
Total revenues	1,174,743	1,167,384	10,215,156
Costs and expenses:			
Cost of sales	942,740	941,851	8,197,739
Selling, general and administrative	176,421	183,769	1,534,096
Interest	8,749	10,038	76,078
Other expense	22,720	24,695	197,565
Total costs and expenses	1,150,630	1,160,353	10,005,478
Income before income taxes and minority interests	24,113	7,031	209,678
Provision (benefit) for income tax:			
Current	6,817	10,162	59,278
Deferred	(291)	101	(2,530)
	6,526	10,263	56,748
Income (loss) before minority interests	17,587	(3,232)	152,930
Minority interests	1,606	386	13,965
Net income (loss)	¥ 15,981	¥ (3,618)	$ 138,965
	Yen		**U.S. Dollars (Note 1)**
Net income (loss) per share:			
Basic	¥ 2.6	¥ (34.9)	$ 0.02
Diluted	2.6	(34.9)	0.02
Net income (loss) per American Depositary Share:			
Basic	¥ 13.0	¥ (174.5)	$ 0.11
Diluted	13.0	(174.5)	0.11
Weighted average number of shares (thousands)	1,853,410	1,854,400	

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries (September 30 and March 31, 2007)

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
Assets	September 30, 2007	March 31, 2007	September 30, 2007
Current assets:			
Cash and cash equivalents:			
Cash	¥ 150,892	¥ 148,382	$ 1,312,104
Time deposits	172,793	186,304	1,502,548
	323,685	334,686	2,814,652
Restricted cash	27,400	88,000	238,261
Securities	795	672	6,913
Receivables:			
Notes and accounts receivable	473,101	453,999	4,113,922
Affiliates	29,276	21,117	254,574
Allowance for doubtful accounts	(7,453)	(7,493)	(64,809)
Inventories	338,938	329,108	2,947,287
Deferred income taxes	7,314	5,850	63,600
Prepaid expenses and other	62,057	62,271	539,626
Total current assets	1,255,113	1,288,210	10,914,026
Investments and advances:			
Affiliates	50,899	49,180	442,600
Securities and other investments	42,781	84,045	372,009
Total investments and advances	93,680	133,225	814,609
Property, plant and equipment:			
Buildings	403,574	401,796	3,509,339
Machinery and equipment	844,764	867,425	7,345,774
	1,248,338	1,269,221	10,855,113
Accumulated depreciation	(882,226)	(901,604)	(7,671,530)
	366,112	367,617	3,183,583
Land	91,916	91,605	799,269
Construction in progress	11,164	9,557	97,078
Net property, plant and equipment	469,192	468,779	4,079,930
Deferred income taxes	14,027	13,921	121,974
Other assets	66,284	66,805	576,383
Total assets	¥ 1,898,296	¥ 1,970,940	$ 16,506,922

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity	Millions of Yen September 30, 2007	Millions of Yen March 31, 2007	Thousands of U.S. Dollars (Note 1) September 30, 2007
Current liabilities:			
Short-term borrowings	¥ 210,014	¥ 219,785	$ 1,826,209
Current portion of long-term debt	93,673	155,221	814,548
Notes and accounts payable:			
Trade	434,159	406,577	3,775,295
Affiliates	6,544	6,118	56,904
Construction	31,307	20,424	272,235
Accrued liabilities	186,932	188,771	1,625,496
Accrued income taxes	7,120	8,997	61,913
Other liabilities	66,967	68,995	582,322
Total current liabilities	1,036,716	1,074,888	9,014,922
Long-term debt	297,080	340,698	2,583,304
Accrued pension and severance costs	200,761	211,173	1,745,748
Deferred income taxes	8,145	8,327	70,826
Total liabilities	1,542,702	1,635,086	13,414,800
Minority interests in subsidiaries	26,489	23,846	230,339
Stockholders' equity:			
Common stock	172,242	172,242	1,497,757
Authorized:			
September 30, 2007 and March 31, 2007—7,060,300,000 shares			
Issued:			
September 30, 2007 and March 31, 2007—1,872,338,099 shares			
Preferred stock	150,000	150,000	1,304,348
Authorized: September 30, 2007 and March 31, 2007			
Class A: 182,600,000 shares			
Class B: 246,100,000 shares			
Issued: September 30, 2007 and March 31, 2007			
Class A: 182,542,200 shares			
Class B: 246,029,300 shares			
	322,242	322,242	2,802,105
Additional paid-in capital	781,951	781,951	6,799,574
Accumulated deficit	(617,339)	(633,315)	(5,368,165)
Accumulated other comprehensive loss	(150,056)	(151,174)	(1,304,835)
	336,798	319,704	2,928,679
Less, treasury stock at cost:	(7,693)	(7,696)	(66,896)
September 30, 2007—18,996,276 shares			
March 31, 2007 —18,835,705 shares			
Total stockholders' equity	329,105	312,008	2,861,783
Total liabilities and stockholders' equity	¥ 1,898,296	¥ 1,970,940	$ 16,506,922

Consolidated Statements of Stockholders' Equity

SANYO Electric Co., Ltd. and Subsidiaries (Six-month periods ended September 30, 2007 and 2006)

	Common stock		Preferred Stock		Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss)						Treasury Stock	Total Comprehensive Income (Loss)
	Number of Shares (Thousands)	Amount	Number of Shares (Thousands)	Amount			Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total		
	Millions of Yen, except share data													
Balance, March 31, 2006	1,872,338	¥ 172,242	428,572	¥ 89,086	¥ 721,828	¥ (466,951)	¥ 21,184	¥ (42,111)	¥ (84,958)	¥ —	¥ —	¥ (105,885)	¥ (7,425)	
Comprehensive income (loss):														
Net loss														
Other comprehensive income (loss).						(3,613)								¥ (3,613)
Net unrealized losses on securities (net of tax of ¥1,332 million)							(9,989)					(9,989)		(9,989)
Reclassification adjustments for net gains on securities realized (net of tax of ¥804 million)							(1,180)					(1,180)		(1,180)
Foreign currency translation adjustments								(1,362)				(1,362)		(1,362)
Net unrealized losses on derivatives											(116)	(116)		(116)
Total														¥ (16,260)
Purchase of treasury stock (152 thousand stocks)													(39)	
Sale of treasury stock (30 thousand stocks)													13	
Loses on disposal of treasury stock						(5)								
Stock-based compensation					46									
Amortization of Beneficial Conversion Feature				32,033	31,592	(63,625)								
Balance, September 30, 2006	1,872,338	¥ 172,242	428,572	¥ 121,119	¥ 753,466	¥ (534,199)	¥ 10,015	¥ (43,973)	¥ (84,958)	¥ —	¥ (116)	¥ (119,032)	¥ (7,454)	
Balance, March 31, 2007	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥ (633,315)	¥ 16,592	¥ (39,647)	¥ —	¥ (128,119)	¥ —	¥ (151,174)	¥ (7,696)	
Comprehensive income (loss):														
Net income						15,981								¥ 15,981
Other comprehensive income (loss):														
Net unrealized losses on securities (net of tax of ¥149 million)							(216)					(216)		(216)
Reclassification adjustments for net gains on securities realized (net of tax of ¥1,884 million)							(10,070)					(10,070)		(10,070)
Foreign currency translation adjustments								8,467				8,467		8,467
Pension liability adjustments (net of tax of ¥18 million)										2,937		2,937		2,937
Total														¥ 17,099
Purchase of treasury stock (184 thousand stocks)													(35)	
Sale of treasury stock (23 thousand stocks)													38	
Losses on disposal of treasury stock						(5)								
Balance, September 30, 2007	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥ (617,339)	¥ 6,306	¥ (31,180)	¥ —	¥ (125,182)	¥ —	¥ (150,056)	¥ (7,693)	
	Thousands of U.S. Dollars (Note 1)													
Balance, March 31, 2007	1,872,338	$1,497,757	428,572	$1,304,348	$6,799,574	$(5,507,087)	$144,278	$ (344,757)	$ —	$(1,114,078)	$ —	$(1,314,557)	$ (66,922)	
Comprehensive income (loss).														
Net income						138,965								$138,965
Other comprehensive income (loss):														
Net unrealized losses on securities (net of tax of $1,939 thousand)							(2,235)					(2,235)		(2,235)
Reclassification adjustments for net gains on securities realized (net of tax of $15,748 thousand)							(91,678)					(91,678)		(91,678)
Foreign currency translation adjustments								73,626				73,626		73,626
Pension liability adjustments (net of tax of $157 thousand)										25,539		25,539		25,539
Total														$148,687
Purchase of treasury stock (184 thousand stocks)													(304)	
Sale of treasury stock (23 thousand stocks)													330	
Losses on disposal of treasury stock						(43)								
Balance, September 30, 2007	1,872,338	$1,497,757	428,572	$1,304,348	$6,799,574	$(5,368,165)	$ 54,835	$ (271,131)	$ —	$(1,088,539)	$ —	$(1,304,835)	$ (66,896)	

The accompanying notes are an integral part of these statements

Consolidated Statements of Cash Flows (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries (Six-month periods ended September 30, 2007 and 2006)

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
Cash flows from operating activities:			
Net income (loss)	¥ 15,981	¥ (3,618)	$ 138,965
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	43,744	48,825	380,383
Gain on sale of marketable securities and investment securities	(16,946)	(3,803)	(147,356)
Impairment losses on marketable securities and investment securities	685	1,000	5,957
Impairment losses on fixed assets	850	3,914	7,391
Gain on disposal of fixed assets	(70)	(11,388)	(609)
Provision for deferred income taxes	(291)	101	(2,530)
Equity in (earnings) losses of affiliates	(3,135)	4,100	(27,261)
Change in assets and liabilities:			
(Increase) decrease in notes and accounts receivables	(26,953)	542	(234,374)
Increase in inventories	(7,948)	(52,319)	(69,113)
Decrease (increase) in prepaid expenses and other	4,071	(3,777)	35,400
(Increase) decrease in other assets	(5,747)	2,586	(49,974)
Increase in notes and accounts payable	27,767	42,444	241,452
Decrease in accrued income taxes	(400)	(2,276)	(3,478)
Decrease in other current liabilities	(3,053)	(4,248)	(26,548)
Other, net	1,077	476	9,365
Net cash provided by operating activities	29,632	22,559	257,670
Cash flow from investing activities:			
Purchase of available-for-sale securities	(231)	(2,587)	(2,009)
Purchase of held-to-maturity securities	—	(800)	-
Proceeds from sale of available-for-sale securities	39,419	8,567	342,774
Proceeds from repayment of held-to-maturity securities	1	1,116	9
Proceeds from sale of property, plant and equipment	2,610	26,784	22,696
Payments for purchase of property, plant and equipment	(28,080)	(35,930)	(244,174)
Increase in time deposits	(420)	—	(3,652)
(Payments for) proceeds from sale of consolidated subsidiaries	(71)	1,124	(618)
Other, net	(1,219)	764	(10,600)
Net cash provided by (used in) investing activities	12,009	(962)	104,426
Cash flow from financing activities:			
Decrease in short-term borrowings	(9,741)	(17,223)	(84,704)
Proceeds from issuance of long-term debt	1,898	2,455	16,504
Withdrawal from restricted cash	60,600	72,800	526,957
Repayments of long-term debt	(105,372)	(38,042)	(916,278)
Dividends paid to minority stockholders	(563)	(376)	(4,896)
Repurchases of treasury stock, net	(31)	(31)	(270)
Proceeds from minority stockholders on the issuance of new shares in a subsidiary	1,312	—	11,409
Net cash (used in) provided by financing activities	(51,897)	19,583	(451,278)
Effect of exchange rate changes on cash and cash equivalents	(745)	1,491	(6,479)
Net (decrease) increase in cash and cash equivalents	(11,001)	42,671	(95,661)
Cash and cash equivalents at beginning of six-month period	334,686	297,500	2,910,313
Cash and cash equivalents at end of six-month period	¥ 323,685	¥ 340,171	$ 2,814,652

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

1. U.S. Dollar Amounts

U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥115=US$1. This was the approximate effective rate of exchange as of September 28, 2007.

2. Basis of Preparation of Consolidated Financial Statements

A. Progress of the Medium-term Management Plan

Due to the intensification of global competition in recent years, SANYO has been experiencing a difficult management environment. This was compounded by the effects of the Chuetsu Earthquake that struck Niigata prefecture in October 2004. As a result, SANYO recorded a substantial consolidated loss of 171,544 million yen, for the fiscal year ended March 2005. In order to overcome this group-wide crisis, a Medium-term Management Plan was formulated in November 2005, covering the three years until the fiscal year ending March 2008. The main objectives of the plan involved the review and restructuring of the business portfolio, the reform of cost structures, and the strengthening of the financial position.

Despite recording the net loss and resulting in two consecutive years, in the fiscal year ended March 31, 2006, the following measures were steadily executed based on the Medium-term Management Plan: the liquidation of the financial services and OLED businesses, as businesses subject to structural transformation, and unprofitable overseas businesses. In addition, SANYO reduced its interest-bearing debt, disposed of dormant assets, and downsized its workforce.

Due to the recent major changes in the business environment, part of the Medium-term Management Plan was reviewed in November 2006, and the overall strategy including core businesses was reconsidered. In order to complete structural transformation with the goal of attaining steady growth, and to promote recovery of profitability, SANYO identified areas meriting intensive investment, among the core businesses.

Given this situation, SANYO spun off the semiconductor business into a separate company in the fiscal year ended March 31, 2007. In home appliance business, SANYO formed a strategic partnership with Haier Co., Ltd. in China to produce refrigerators, and ceased manufacturing this product in Japan. In the mobile phone/ digital camera businesses, SANYO transferred production outside Japan in order to thoroughly reduce fixed costs, for the purpose of speeding up the construction of a corporate structure that can respond to rapid changes in the business environment.

As for other unprofitable businesses, SANYO withdrew from the LCD panel business, and moved ahead with reforms that include selling the stocks of group companies which are not highly beneficial to SANYO's business operation.

B. Future Policy

In the fiscal year ended March 2008, the final year of the Medium-term Management Plan, SANYO will implement the following measures.

(1) Core businesses

SANYO will concentrate the investment of its resources in the power solutions business, HVAC products & commercial equipment business, and electronic component business. It will set out measures to establish new engines of growth and boost overall corporate profitability at the same time. In particular, SANYO will carry out strategic investment in the solar cell business, where the market is expanding considerably, and enhance our manufacturing capability.

Given the changes in the mobile phone market, SANYO examined the position of this business within the company, along with its possible synergy with other businesses. As a result of this examination, SANYO decided that it was necessary to strengthen its management base by transferring the mobile phone business to another company, rather than continuing to carry out business development on its own, in order to maximize the value of this business. Based on this situation, SANYO granted preferential negotiating rights to Kyocera Corporation in October 2007, and signed a basic agreement with this company for future negotiations concerning sale of the mobile phone business. Meetings will be held with the aim of reaching a final agreement.

(2) Businesses subject to structural transformation

SANYO has continued to examine various

possibilities for the development and growth of its semiconductor business. As a result, SANYO decided not to sell off its semiconductor business or transfer it to another company. Under the new Medium-term Management Plan, it will be developed as one of the key businesses in the Components Business Group that comprises SANYO. Based on this policy, further examination will be carried out for ways to expand the semiconductor business within the corporate group. For the TV business, SANYO aims to achieve a steady recovery of earnings, by concentrating on North America where SANYO is particularly competitive. In the home appliance business, SANYO will develop its business by continuing to carry out measures such as sales activity reforms in Japan, while placing top priority on recovery of profitability in the future.

(3) Reorganization of subsidiaries and affiliates and manufacturing bases (elimination and business integration)

Having a large number of subsidiaries and affiliates generates a lot of unnecessary costs for SANYO, as well as dispersal of management resources. Therefore, SANYO will continue to promote greater corporate efficiency through business reorganization, liquidation, and business integration.

(4) Establishing a new Medium-term Management Plan

With the aim of continuous development in the future, SANYO will examine the restructuring of its business portfolio, based on Master Plan established as a Medium-term Business Strategy. Then a new Medium-term Management Plan for the three fiscal years from April 2008 to March 2011 will be determined. As part of this, management measures will be established and implemented based on the following policies: 1) investment promotion based on a group-wide strategy, 2) thorough cost reduction, and 3) strengthening business expansion outside Japan.

The future operational performance of SANYO is dependent on successfully completing the Medium-term Management Plan. The syndicated loan agreement and loan commitment agreement include certain financial covenants which require SANYO maintains an appropriate credit rating. The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should SANYO be unable to continue as a going concern.

3. Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements for the six-month period ended September 30, 2006 and the year ended March 31, 2007 to conform them to the current year presentation.

Members of the Board

Executive Director & President
Seiichiro Sano

Executive Directors & Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Kentaro Yamagishi

Members of the Board (Outside)
Hideo Watanabe
Ankur Sahu

Members of the Board
Mitsuru Honma
Hidetoshi Arima
Hiromoto Sekino

Corporate Auditors

Standing Corporate Auditors
Ryota Tominaga
Kenzo Kurokawa
Toshiya Uchida

Corporate Auditors (Outside)
Hiroshi Toda
Osamu Okamoto
Takeharu Nagata

President and Vice Presidents

President
Seiichiro Sano

Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Kentaro Yamagishi

Senior Vice Presidents
Mitsuru Honma
Hidetoshi Arima
Hiromoto Sekino
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono
Akira Kan
Teruo Tabata
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi
Tadao Shimada

Vice Presidents
Shinya Tsuda
Keiichi Yodoshi
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Asano
Katsuhisa Kawashima
Kazuhiro Takeda
Masato Ito
Sousei Takeuchi
Morihiro Kubo
Hideo Matsui
Satoru Hotta
Tsuyoshi Takemura
Tetsuhiro Maeda
Yoshio Watabe
Takao Ando
Shigeharu Yoshii
Takashi Hirao
Hirokazu Teshima
Tsutomu Nozaki
Masahisa Shimizu
Tsuyoshi Egami

Company Information

SANYO Electric Co., Ltd.

Foundation and Incorporation
Founded: February 1947
Incorporated: April 1950

Capital
¥322,242,319,083

Consolidated Subsidiaries
194 (Domestic 74 Overseas 120)

Affiliated Companies
64 (Domestic 36 Overseas 28)

Number of Employees
11,042 (Consolidated 98,907)

Head Office
5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone: +81-6-6991-1181
Facsimile: +81-6-6992-0009

U.S. Contact Address
SANYO NORTH AMERICA CORPORATION
2055 Sanyo Avenue, San Diego, CA92154, U.S.A.
Telephone: +1-619-661-1134
Facsimile: +1-619-661-6795

Corporate Web Site
Company information
(Japanese) http://www.sanyo.co.jp/
(English) http://www.sanyo.com/

IR information
(Japanese) http://www.sanyo.co.jp/ir/
(English) http://www.sanyo.co.jp/ir/e/

Stock Information

Stock Data

Type	Total number of shares issuable	Total capital shares issued	Number of stockholders
Common stock	7,060,300,000	1,872,338,099	278,201
Class A preferred stock	182,600,000	182,542,200	3
Class B preferred stock	246,100,000	246,029,300	3

Stock Listings
Tokyo, Osaka

Securities Code
6764

Number of Unit Stocks
1,000 stocks

Stock Transfer Agent
The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 540-8639, Japan

(English Translation)

Business Report for The First Half of The 84TH Fiscal Term

(April 1, 2007 to September 30, 2007)

SANYO Electric Co., Ltd.

Dear Shareholders

We would like to thank all of you for your faithful support of our company.

Let us first look at business results of SANYO for the six-month period ended September 30, 2007. This period, continuously soaring prices of raw materials, including crude oil, had a significant impact on the businesses of SANYO. Against this background, with all employees teaming up and going for the same goal, the entire group devoted its comprehensive strength to enhancing profitability. As a result, we have successfully achieved a positive net profit being led by businesses such as rechargeable batteries, solar cells, electronic components, and digital cameras.

On November 27, 2007, SANYO announced its Medium-term Business Strategy "Master Plan" for three fiscal years from April 2008 to March 2011.

In this plan, we clarified the way to revitalization by defining those businesses to be continued among the businesses of our group and by setting a business strategy for each of them. The outline of Master Plan is on pages * through * hereof for your reference.

Meanwhile, regarding the case in which a long used SANYO electric fan was identified as the cause of a fire accident, we apologize for the serious anxiety caused to our shareholders. Our company considers this to be a serious matter and has informed the general public through newspaper and television messages that SANYO electric fans which have been used for many years may start to smoke or catch fire due to deterioration caused by age. In the future, we will further strengthen provision of information and reminders regarding safe use of our products.

In regard to the amendments to our previous financial statements, Grant Thornton Taiyo ASG is currently conducting the audit thereon. We will promptly announce the results as soon as the audit is completed.

SANYO is currently in the process of formulating a new Medium-term Management Plan for three fiscal years from April 2008 to March 2011 based on Master Plan. Prior to its implementation, we are determined to achieve "a restoration of profitability to the bottom line," which is our goal for this fiscal year, as the first step toward the revitalization of SANYO.

Recently, through various activities we have successfully been increasing our capability to further exert the strengths of SANYO to become a "Leading provider of Environment- and Energy-related products."

Our major achievements include winning the "Good Design Grand Prize 2007" for "eneloop universe products," collaborating with IBM Japan for the world's first data center energy-saving air-conditioning equipment construction service, and cooperating with Coca-Cola USA in the development of a CFC-free beverage showcase cassette using an ozone-safe natural refrigerant. In addition, our employees are feeling increased confidence in response to the business results for this six-month period. Thus, foundations for revitalization are being steadily established.

It is our commitment to keep to the positive course we are on and continue to strive for further enhancement of the corporate value of SANYO.

We would like to sincerely ask for your continuous support and understanding.

December 2007

Overviews for Each Business Sector

Consumer Business Segment

As for digital cameras, OEM business, which is the core of the digital camera business, made good progress thanks to expansion of the whole market in addition to strengthening of overseas production.

As for projectors, with overseas markets leading the way sales increased with the release of high-brightness large models using a new optical engine. Sales of car navigation systems were also good.

Meanwhile, sales of mobile phones decreased due to a decrease in sales volume and overall sales of TVs also decrease while those of LCD televisions increased in North America.

As for Home Appliances, overseas sales increased. However, overall sales decreased as a result of reviewing our product lineups for the domestic market on a "emphasize and concentrate" basis.

The result was that net sales for the Consumer Business Segment were down 4.4% from the same period last year to 471.8 billion yen.

Commercial Business Segment

As for showcases, we tried to differentiate ourselves from our competitors through domestically expanding energy-saving and eco-friendly products. However, due to a downturn in the whole market, the domestic business was sluggish. Meanwhile, thanks to favorable sales overseas, primarily in China, overall sales of showcases increased.

As for commercial air conditioners, while sales of gas heat pump air conditioners decreased due to a slackening in the market associated with skyrocketing oil prices, packaged air conditioners made good progress thanks to increased orders related to school facilities and others. Overseas sales also made good progress. As a result, overall sales increased.

In the biomedical business, which deals with preservation systems for medical and scientific research, ultra-low temperature freezers etc., products for overseas made good progress, leading to an increase in sales. In the medical information systems business, sales of computer systems for pharmacists increased. However, computer systems for office work were slow after the previous increase in demand attributable to the legal changes, resulting in a decrease in sales.

The result was that net sales for the Commercial Business Segment were down 3.5 % from the same period last year to 129.2 billion yen.

Component Business Segment

As for rechargeable batteries, as a result of increasing production capacity in the Tokushima Plant and other facilities, lithium-ion batteries continued to make steady progress, leading to an increase in overall sales.

Solar cells were slow in Japan due to a downturn in the whole market. Meanwhile, we attracted the attention of overseas markets, including the expanding European market, with the high-performance features of our products, such as superior power generation efficiency. Such proactive efforts for business expansion led to an increase in sales.

Due to the expanding mobile phones and personal computer markets, electronic components made good progress. Sales of optical pickups also increased, primarily those for notebook personal computers. However, as for semiconductors, those for flat-panel televisions and video-game consoles slumped, resulting in a fall in sales.

The result was that net sales for the Component Business Segment were up 6.7% from the same period last year to 472.0 billion yen.

Consolidated Balance Sheets

■Assets

Millions of Yen

Item	Sep. 30, 2007	Mar. 31, 2007
	Amount	Amount
Current assets:		
Cash	150,892	148,382
Time deposits	172,793	186,304
Restricted cash	27,400	88,000
Securities	795	672
Receivables:		
Notes and accounts receivable	473,101	453,999
Affiliates	29,276	21,117
Allowance for doubtful accounts	(7,453)	(7,493)
Inventories	338,938	329,108
Deferred income taxes	7,314	5,850
Prepaid expenses and other	62,057	62,271
Total current assets	**1,255,113**	**1,288,210**
Investments and advances:		
Affiliates	50,899	49,180
Securities and other investments	42,781	84,045
Total investments and advances	**93,680**	**133,225**
Property, plant and equipment:		
Buildings	403,574	401,796
Machinery and equipment	844,764	867,425
Accumulated depreciation	(882,226)	(901,604)
Land	91,916	91,605
Construction in progress	11,164	9,557
Net property, plant and equipment	**469,192**	**468,779**
Deferred income taxes	**14,027**	**13,921**
Other assets	**66,284**	**66,805**
Total assets	**1,898,296**	**1,970,940**

Consolidated Balance Sheets

■Liabilities and Stockholders' Equity

Millions of Yen

Item	Sep. 30, 2007	Mar. 31, 2007
	Amount	Amount
(Liabilities)		
Current liabilities:		
Short-term borrowings	210,014	219,785
Current portion of long-term debt	93,673	155,221
Notes and accounts payable:		
Trade	434,159	406,577
Affiliates	6,544	6,118
Construction	31,307	20,424
Accrued income and other taxes	7,120	8,997
Employees' savings deposits	11,777	12,202
Other liabilities	242,122	245,564
Total current liabilities	1,036,716	1,074,888
Long-term debt	297,080	340,698
Accrued pension and severance costs	200,761	211,173
Deferred income taxes	8,145	8,327
Total liabilities	1,542,702	1,635,086
Minority interests in subsidiaries	26,489	23,846
(Stockholders' equity)		
Common stock	322,242	322,242
Additional paid-in capital	781,951	781,951
Accumulated deficit	(617,339)	(633,315)
Accumulated other comprehensive loss	(150,056)	(151,174)
Sub total	336,798	319,704
Less,treasury stock at cost	(7,693)	(7,696)
Total stockholders' equity	329,105	312,008
Total liabilities and stockholders' equity	1,898,296	1,970,940

Consolidated Statements of Income

Millions of Yen

Item	Six-month period ended Sep. 30, 2007	Six-month period ended Sep. 30, 2006	Change from the previous term
	Amount	Amount	(%)
Net sales	**1,091,438**	**1,095,539**	**-0.4%**
Operating revenue	51,534	45,922	12.2%
Sales and operating revenue	1,142,972	1,141,461	0.1%
Cost of sales	942,740	941,851	0.1%
Selling, general and administrative expenses	176,421	183,769	-4.0%
Operating income	**23,811**	**15,841**	**50.3%**
Other income	31,771	25,923	22.6%
Interest and dividends	4,847	3,637	
Other	26,924	22,286	
Other expenses	31,469	34,733	-9.4%
Interest	8,749	10,038	
Other	22,720	24,695	
Income before income taxes and minority interests	**24,113**	**7,031**	**243.0%**
Income taxes	6,526	10,263	-36.4%
Income (loss) before minority interests	**17,587**	**(3,232)**	–
Minority interests	1,606	386	316.1%
Net income (loss)	**15,981**	**(3,618)**	–

Consolidated Statements of Stockholders' Equity

Millions of Yen

Item	Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total comprehensive income (loss)
	Common stock	Preferred stock					
Balance, March 31, 2007	172,242	150,000	781,951	(633,315)	(151,174)	(7,696)	312,008
Losses on disposal of treasury stock				(5)			(5)
Comprehensive income (loss)							
Net income				15,981			15,981
Net unrealized gains (losses) on securities					(10,286)		(10,286)
Foreign currency translation adjustments					8,467		8,467
Pension liability adjustments					2,937		2,937
Total							17,099
Increase or decrease of treasury stock, net						3	3
Balance, September 30, 2007	172,242	150,000	781,951	(617,339)	(150,056)	(7,693)	329,105

Balance Sheet (Non-consolidated)

(September 30, 2007)

Millions of Yen

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current assets:	**644,552**	**Current liabilities:**	**555,233**
Cash & cash equivalents	29,806	Trade notes payable	535
Restricted cash	27,400	Trade accounts payable	302,132
Trade notes receivable	25,285	Short-term debts	44,319
Trade accounts receivable	284,480	Redeemable bond due within 1 year	20,000
Securities	89,000	Accrued liabilities	92,580
Finished products	43,620	Accrued income taxes	662
Materials & work in process	39,637	Accrued expenses	41,350
Prepaid expenses	1,016	Deferred tax liability	115
Short-term loans	11,625	Deposits received	45,620
Receivables	85,301	Accrued warranty	3,092
Other current assets	13,233	Other current liabilities	4,825
Allowance for doubtful accounts	(5,855)	**Non-current liabilities:**	**317,383**
Fixed assets:	**590,028**	Bonds payable	140,000
Tangible fixed assets	**209,904**	Long-term debts	88,350
Buildings	71,244	Deferred tax liability	4,528
Structures	6,646	Accrued severance payable	79,569
Machinery and equipment	69,148	Allowance for losses on investments in subsidiaries	3,960
Vehicles	188	Other non-current liabilities	975
Tools, furniture & fixtures	16,010	**Total liabilities**	**872,617**
Land	40,710	(Stockholders' equity)	
Construction in progress	5,954	**Stockholders' equity**	**357,668**
Intangible fixed assets	**9,282**	**Capital stock**	**322,242**
Software	8,293	**Capital surplus**	**384,771**
Utility rights	25	Capital surplus reserve	384,771
Other intangible fixed assets	964	**Accumulated deficit**	**(341,833)**
Investment & others	**370,841**	Revenue reserve	33,904
Investment in securities	23,445	Other accumulated deficit	(375,738)
Affiliated companies' securities	310,125	Reserve for special depreciation	1,633
Long-term deposits	12,619	Reserve for retirement benefits	300
Long-term loans	3,842	Reserve for dividends	14,160
Long-term prepaid expenses	14,329	Retained earnings brought forward	(391,831)
Reorganization claim in bankruptcy	8,216	**Treasury stock**	**(7,511)**
Other investments	10,221	**Valuation and conversions**	**4,294**
Allowance for doubtful accounts	(11,958)	Net unrealized holding gain on other securities	4,401
		Deferred gains and losses on hedges	(107)
		Total stockholders' equity	**361,963**
Total assets	**1,234,580**	**Total liabilities and stockholders' equity**	**1,234,580**

Statement of Income (Non-consolidated)

(Six-month period ended September 30, 2007)

Millions of Yen

Item	Six-month period ended Sep. 30, 2007 Amount
(Ordinary income and expenses)	
Operating income and expenses	
Net sales	**694,319**
Cost of sales	606,131
Gross profit on sales	88,188
Selling and general administrative expenses	79,147
Operating income	**9,041**
Non-operating income and expenses	
Non-operating income	16,246
Interest and dividends income	5,667
Other income	10,578
Non-operating expenses	20,205
Interest expense	4,515
Other expense	15,689
Ordinary income	**5,082**
(Extraordinary gain and loss)	
Extraordinary gain	22,327
Gain on sales of fixed assets	645
Gain on sales of investment in securities	3,914
Gain on sales of affiliated companies' securities	16,768
Reversal of allowance for doubtful accounts	998
Gain on retirement of stock	
Extraordinary loss	4,028
Loss on sales of fixed assets	1,345
Loss on sales of affiliated companies' securities	63
Loss on evaluation of affiliated companies' securities	291
Transfer to loss reserve for affiliates	1,441
Transfer to allowance for doubtful debt	638
Restructuring expenses	32
Loss on Impairment	215
Net income before income taxes	**23,381**
Corporation tax, resident tax and business tax	2,605
Income taxes - deferred	(223)
Net income	**20,999**

Statement of Stockholders' Equity

(From April 1, 2007 to September 30, 2007)

(Unit: Millions of Yen)

Item	Stockholders' Equity									Valuation and conversions			Total Net Assets
		Capital Surplus	Accumulated deficit										
				Other Accumulated deficit									
	Capital	Additional paid-in capital	Revenue reserve	Reserve for special depreciation	Reserve for retirement benefits	Reserve for dividends	Retained earnings brought forward	Treasury stock	Total Stock-holders' Equity	Net unrealized holding gain on other securities	Deferred gains and losses on hedges	Total of valuation and conversions	
Balance at the end of the previous term	322,242	384,771	33,904	1,633	300	14,160	(412,825)	(7,485)	336,700	6,770	(12)	6,757	343,457
Fluctuations this term													
Net income							20,999		20,999				20,999
Acquisition of treasury stock								(35)	(35)				(35)
Appropriation of treasury stock							(5)	9	4				4
Fluctuations in items other than stockholders' equity this term (net amount)									–	(2,368)	(94)	(2,462)	(2,462)
Total fluctuation this term	–	–	–	–	–	–	20,994	(25)	20,968	(2,368)	(94)	(2,462)	18,505
Balance at the end of this term	322,242	384,771	33,904	1,633	300	14,160	(391,831)	(7,510)	357,668	4,401	(107)	4,294	361,963

Share Ownership

Type	Total number of shares issuable	Total capital shares issued	Number of stockholders
Common stock	7,060,300,000	1,872,338,099	278,201
Series 1 Class A Preferred Stock	182,600,000	182,542,200	3
Series 1 Class B Preferred Stock	246,100,000	246,029,300	3

●Major stockholders
The 10 largest common stockholders

Name of stockholders	Number of shares (Unit: thousand shares)	Voting right ratio (%)
Master Trust Bank of Japan, Ltd. (trust account)	93,650	2.55
SANYO Electric Employees Share Ownership	50,268	1.37
Sumitomo Mitsui Banking Corporation	43,278	1.18
Nippon Life Insurance Company	39,441	1.08
Sumitomo Mutual Life Insurance Company	30,000	0.82
Resona Bank, Ltd.	29,748	0.81
Japan Trustee Services Bank, Ltd. (trust account)	25,338	0.69
Mitsui Sumitomo Insurance Co., Ltd.	23,435	0.64
Shioya Tochi Co., Ltd.	22,467	0.61
SANYO Electric Custmoers Share Ownership	17,006	0.46

Series 1 Class A Preferred Stock

Name of shareholders	Number of shares	Voting right ratio (%)
Evolution Investments Limited	89,804,900	24.50
Oceans Holdings Co., Ltd.	89,804,900	24.50
Sumitomo Mitsui Banking Corporation	2,932,400	0.80

Series 1 Class B Preferred Stock

Name of shareholders	Number of shares	Voting right ratio (%)
Evolution Investments Limited	88,766,600	—
Oceans Holdings Co., Ltd.	88,766,600	—
Sumitomo Mitsui Banking Corporation	68,496,100	—

(Notes)
1. Evolution Investments Limited is a 100% owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd. Oceans Holdings Co., Ltd. is an affiliated company of The Goldman Sachs Group Inc.
2. Series 1 Class B Preferred Shares are nonvoting shares.

Corporate Data

(As of September 30, 2007)

Company name:	SANYO Electric Co., Ltd.
Address of head office:	5-5, Keihan-hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Foundation:	April, 1950
Capital:	322,242,319,083 Yen
Number of employees:	11,042

Members of the Board and Corporate Auditors

(As of November 1, 2007)

●Members of the Board and Corporate Auditors

Executive Director & President	Seiichiro Sano
Executive Directors & Executive Vice Presidents	Koichi Maeda Kazuhiko Suruta Kentaro Yamagishi
Members of the Board (Outside)	Hideo Watanabe Ankur Sahu
Members of the Board	Mitsuru Honma Hidetoshi Arima Hiromoto Sekino
Standing Corporate Auditors	Ryota Tominaga Kenzo Kurokawa Toshiya Uchida
Corporate Auditors (Outside)	Hiroshi Toda Osamu Okamoto Takeharu Nagata

FASF

平成20年3月期　第3四半期財務・業績の概況　（米国会計基準）

平成20年2月5日

上場会社名　三洋電機株式会社　　上場取引所　東証第一部・大証第一部
コード番号　６７６４　　URL　http://www.sanyo.co.jp/
代表者　代表取締役社長　佐野　精一郎
問合せ先責任者　経理部部長　岡崎　孝雄　　TEL（０６）６９９１－１１８１

（百万円未満四捨五入）

1．平成20年3月期第3四半期の連結業績（平成19年10月1日　～　平成19年12月31日）

(1)　連結経営成績　（%表示は対前年同四半期増減率）

	売上高		営業利益		税引前四半期（当期）純利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期第3四半期	597,165	1.4	26,220	74.0	19,657	－	12,778	－
19年3月期第3四半期	588,862	△3.1	15,066	30.7	△3,644	－	△7,295	－
19年3月期	2,215,434	△7.6	49,568	－	△13,070	－	△45,362	－

	1株当たり四半期（当期）純利益		潜在株式調整後1株当たり四半期（当期）純利益	
	円	銭	円	銭
20年3月期第3四半期	2	08	2	08
19年3月期第3四半期	△18	44	△18	44
19年3月期	△72	66	△72	66

(2)　連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	
	百万円	百万円	%	円	銭
20年3月期第3四半期	1,866,682	337,732	18.1	6	15
19年3月期第3四半期	2,128,976	379,220	17.8	12	90
19年9月中間期	1,898,296	329,105	17.3	4	74
19年3月期	1,970,940	312,008	15.8	1	96

（注）　株主資本の金額は、米国会計基準に従い表示しています。

(3)　連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金等価物期末残高
	百万円	百万円	百万円	百万円
20年3月期第3四半期	32,070	△21,430	△4,512	329,525
19年3月期第3四半期	△7,832	△2,648	17,129	348,620
19年3月期	△7,524	△16,866	62,002	334,686

2．平成20年3月期9ヵ月通算の連結業績（平成19年4月1日　～　平成19年12月31日）

(1)　連結経営成績　（%表示は対前年同四半期増減率）

	売上高		営業利益		税引前四半期（当期）純利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期9ヵ月通算	1,688,603	0.2	50,031	61.9	43,770	－	28,759	－
19年3月期9ヵ月通算	1,684,401	△5.7	30,907	－	3,387	－	△10,913	－
19年3月期	2,215,434	△7.6	49,568	－	△13,070	－	△45,362	－

	1株当たり四半期（当期）純利益		潜在株式調整後1株当たり四半期（当期）純利益	
	円	銭	円	銭
20年3月期9ヵ月通算	4	68	4	68
19年3月期9ヵ月通算	△53	34	△53	34
19年3月期	△72	66	△72	66

(2) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金等価物期末残高
	百万円	百万円	百万円	百万円
20年3月期9ヵ月通算	61,702	△9,421	△56,409	329,525
19年3月期9ヵ月通算	14,727	△3,610	36,712	348,620
19年3月期	△7,524	△16,866	62,002	334,686

3．20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

（%表示は対前期増減率）

	売上高		営業利益		税引前当期純利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
通期	2,230,000	0.7	55,000	11.0	32,000	－	20,000	－

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動） ： 無
(2) 会計処理の方法における簡便な方法の採用の有無 ： 有
(3) 最近連結会計年度からの会計処理の方法の変更の有無 ： 無
［詳細は、【定性的情報・財務諸表等】4.その他をご覧ください。］

【定性的情報・財務諸表等】

1.連結経営成績に関する定性的情報

【当第３四半期の概況】

当第３四半期における世界経済は、米国では設備投資などが増加しているものの、住宅建設の減少やサブプライムローン問題などもあり減速感が強まってきておりますが、中国を中心とするアジアでは景気の拡大が続いており、欧州でもフランスでの消費が増加するなど、おおむね景気は回復しております。

一方、わが国経済は、原油をはじめとする原材料価格の高騰など、経済を下押しするリスクは残るものの、設備投資が緩やかな増加傾向となるなど、景気は緩やかに回復している状況にあります。

このような状況の下、当社グループは、地球といのちに喜ばれる企業になるというブランドビジョン「Ｔｈｉｎｋ ＧＡＩＡ」に基づき、「環境・エナジー先進メーカー」への変革を目指しておりますが、この確固たる経営ビジョンと環境・エナジー先進メーカーへの変革は、今後も変わることなく継続してまいります。こうした中で、三洋電機復活の道筋を明確にする中期経営戦略「マスタープラン」を策定し、2007 年 11 月 27 日に発表いたしました。今後、この「マスタープラン」に基づき、当社グループが着実な成長に移行するための３ヵ年の「新中期経営計画」(2008 年度～2010 年度)を策定してまいります。

【連結業績概要】

当第３四半期の連結売上高は、前年同期比 １．４％増加し ５，９７２億円となりました。このうち国内売上高は、前年同期比 ７．３％減少の ２，２９９億円となり、海外売上高は、前年同期比 ７．７％増加の ３，６７３億円となりました。

部門別では、コンシューマ部門は、デジタルカメラ、テレビが好調に推移したものの、携帯電話が競争激化などにより減少したことや冷蔵庫やエアコンなどの電化機器の売上も減少したことなどにより、前年同期比 ２．１％減少の ２，６９７億円となりました。

コマーシャル部門は、市場低迷により国内のショーケースが減少したものの、海外の大型エアコンが拡大したことなどにより、前年同期比 １．３％増加の ６５８億円となりました。

コンポーネント部門は、市況の低迷により半導体の売上は減少したものの、二次電池や太陽電池などの売上が海外を中心に増加したことなどにより、前年同期比 ７．６％増加の ２，５１７億円となりました。

利益面では、原材料価格高騰の影響はあったものの、デジタルカメラや二次電池などの大幅な売上増加や経費削減・合理化効果などにより、営業利益は、前年同期比１１２億円増加の ２６２億円となりました。税引前利益は、退職加算金の減少などが加わり、前年同期比 ２３３億円改善の １９７億円、当期純利益は、法人税等の計上などにより１２８億円の黒字となり、前年同期比 ２０１億円の改善となりました。

2.連結財政状態に関する定性的情報

＜資産＞

当第３四半期末の総資産は、中間期末比 ３１６億円減の １兆８，６６７億円となりました。その主な要因は、金銭信託が中間期末比 ２７４億円減少したことや有形固定資産が中間期末比 ８０億円減少したこと、投資及び貸付金が中間期末比 ４５億円減少したことなどによるものであります。

＜負債及び資本＞

当第３四半期末の負債総額は、中間期末比 ４００億円減の １兆 ５，０２７億円となりました。その主な要因は、短期借入金が中間期末比 ２８０億円減少したことや社債及び長期借入金が中間期末比 ６２億円減少したことなどによるものであります。

資本合計は、当期純利益を１２８億円計上したことなどにより、中間期末比 ８６億円増加の３，３７７億円となりました。

＜キャッシュ・フロー＞

当第３四半期におきましては、営業活動による資金は ３２１億円の増加、設備投資などの投資活動による資金は ２１４億円の減少、また、財務活動による資金は ４５億円の減少となりました。これらに為替変動などの影響を考慮した現金及び現金等価物の当第３四半期末残高は、中間期末に比べて ５８億円増加し、３，２９５億円となりました。

3.連結業績予想に関する定性的情報

平成２０年３月期の業績の見通しにつきましては、以下のとおりです。

連結業績の見通し	売上高	２兆 ２，３００億円	（前期比 １００．７％）
	営業利益	５５０億円	（前期比 １１１．０％）
	税引前利益	３２０億円	（前期比 ４５１億円良化）
	当期純利益	２００億円	（前期比 ６５４億円良化）

＊上記の業績見通しは、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は見通しと大きく異なる可能性があります。
その要因のうち主なものは、世界各地域の政治及び経済情勢の変動、材料価格の高騰、及び為替相場の変動等であります。（これらに限られるものではありません。）

4.その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動） ： 無

(2) 会計処理の方法における簡便な方法の採用の有無 ： 有
一部の子会社において、法人税等の計上を法定実効税率をベースにして行うなど、投資家等の利害関係者の投資判断を大きく誤らせないと考えられる範囲で、一定の簡便な手続きを採用しております。

(3) 最近連結会計年度からの会計処理の方法の変更の有無 ： 無

比較連結貸借対照表

(単位：百万円)

項目	平成19年度第3四半期末(平成19年12月31日現在) 金額	平成18年度第3四半期末(平成18年12月31日現在) 金額	増減 金額	平成19年度上半期末(平成19年9月30日現在) 金額	平成18年度末(平成19年3月31日現在) 金額
(資産の部)					
流動資産					
現金及び預金	329,525	348,620	△19,095	323,685	334,686
金銭信託	−	159,700	△159,700	27,400	88,000
売掛債権	506,946	499,741	7,205	502,377	475,116
棚卸資産	341,655	372,227	△30,572	338,938	329,108
その他	60,923	78,870	△17,947	62,713	61,300
計	1,239,049	1,459,158	△220,109	1,255,113	1,288,210
投資及び貸付金	89,131	129,317	△40,186	93,680	133,225
有形固定資産	461,226	476,592	△15,366	469,192	468,779
その他	77,276	63,909	13,367	80,311	80,726
資産合計	1,866,682	2,128,976	△262,294	1,898,296	1,970,940
(負債の部)					
流動負債					
短期借入金	275,682	403,528	△127,846	303,687	375,006
買掛債務	435,342	448,117	△12,775	440,703	412,695
その他	295,363	307,050	△11,687	292,326	287,187
計	1,006,387	1,158,695	△152,308	1,036,716	1,074,888
社債及び長期借入金等	290,874	378,661	△87,787	297,080	340,698
未払退職・年金費用他	205,464	193,791	11,673	208,906	219,500
負債合計	1,502,725	1,731,147	△228,422	1,542,702	1,635,086
少数株主持分	26,225	18,609	7,616	26,489	23,846
(資本の部)					
資本金	322,242	309,464	12,778	322,242	322,242
資本剰余金	781,951	769,376	12,575	781,951	781,951
利益剰余金	△604,563	△573,515	△31,048	△617,339	△633,315
その他の包括利益累計額	△154,193	△118,636	△35,557	△150,056	△151,174
自己株式	△7,705	△7,469	△236	△7,693	△7,696
資本合計	337,732	379,220	△41,488	329,105	312,008
負債・少数株主持分・資本合計	1,866,682	2,128,976	△262,294	1,898,296	1,970,940

比較連結損益計算書

(12月31日に終了した３カ月間)

(単位：百万円)

項目	平成19年度 第３四半期 (平成19年10月 1日から 平成19年12月31日まで)		平成18年度 第３四半期 (平成18年10月 1日から 平成18年12月31日まで)		前年同期増減	
	金額	百分比	金額	百分比	金額	比率
		%		%		%
売上高	597,165	100.0	588,862	100.0	8,303	1.4
その他の営業収益	16,510	2.8	26,089	4.4	△9,579	△36.7
売上高・営業収益計	613,675	102.8	614,951	104.4	△1,276	△0.2
売上原価	499,958	83.7	503,744	85.5	△3,786	△0.8
販売費及び一般管理費	87,497	14.7	96,141	16.3	△8,644	△9.0
営業利益	26,220	4.4	15,066	2.6	11,154	74.0
営業外収益	8,893	1.5	8,622	1.4	271	3.1
受取利息及び配当金	(1,894)		(852)		(1,042)	
その他の収益	(6,999)		(7,770)		(△771)	
営業外費用	15,456	2.6	27,332	4.6	△11,876	△43.5
支払利息	(3,992)		(5,500)		(△1,508)	
その他の費用	(11,464)		(21,832)		(△10,368)	
税引前利益	19,657	3.3	△3,644	△0.6	23,301	-
法人税等	5,824	1.0	749	0.1	5,075	677.6
少数株主持分控除前利益	13,833	2.3	△4,393	△0.7	18,226	-
少数株主持分損益(控除)	1,055	0.2	2,902	0.5	△1,847	△63.6
当期純利益	12,778	2.1	△7,295	△1.2	20,073	-

比較連結損益計算書

(12月31日に終了した9カ月間)

(単位：百万円)

項目	平成19年度 9カ月通算 (平成19年 4月 1日から 平成19年12月31日まで)		平成18年度 9カ月通算 (平成18年 4月 1日から 平成18年12月31日まで)		前年同期増減	
	金額	百分比	金額	百分比	金額	比率
		%		%		%
売上高	1,688,603	100.0	1,684,401	100.0	4,202	0.2
その他の営業収益	68,044	4.0	72,011	4.2	△3,967	△5.5
売上高・営業収益計	1,756,647	104.0	1,756,412	104.2	235	0.0
売上原価	1,442,698	85.4	1,445,595	85.8	△2,897	△0.2
販売費及び一般管理費	263,918	15.6	279,910	16.6	△15,992	△5.7
営業利益	50,031	3.0	30,907	1.8	19,124	61.9
営業外収益	40,594	2.4	34,361	2.1	6,233	18.1
受取利息及び配当金	(6,741)		(4,489)		(2,252)	
その他の収益	(33,853)		(29,872)		(3,981)	
営業外費用	46,855	2.8	61,881	3.7	△15,026	△24.3
支払利息	(12,741)		(15,538)		(△2,797)	
その他の費用	(34,114)		(46,343)		(△12,229)	
税引前利益	43,770	2.6	3,387	0.2	40,383	-
法人税等	12,350	0.7	11,012	0.7	1,338	12.2
少数株主持分控除前利益	31,420	1.9	△7,625	△0.5	39,045	-
少数株主持分損益(控除)	2,661	0.2	3,288	0.1	△627	△19.1
当期純利益	28,759	1.7	△10,913	△0.6	39,672	-

比較連結キャッシュ・フロー計算書

（12月31日に終了した３カ月間）

（単位：百万円）

項目	平成19年度 第３四半期（平成19年10月 1日から 平成19年12月31日まで）	平成18年度 第３四半期（平成18年10月 1日から 平成18年12月31日まで）
Ⅰ．営業活動によるキャッシュ・フロー		
当期純利益（△損失）	12,778	△ 7,295
減価償却費及びその他の償却費	23,247	22,506
受取手形及び売掛金の増加	△ 6,638	△ 18,639
棚卸資産の減少（△増加）	△ 5,392	6,328
支払手形及び買掛金の減少	△ 2,293	△ 14,824
その他	10,368	4,092
営業活動によるキャッシュ・フロー計	32,070	△ 7,832
Ⅱ．投資活動によるキャッシュ・フロー		
有価証券及び投資・貸付金の減少	68	7,294
有形固定資産の購入及び売却	△ 23,240	△ 13,305
その他	1,742	3,363
投資活動によるキャッシュ・フロー計	△ 21,430	△ 2,648
Ⅲ．財務活動によるキャッシュ・フロー		
短期借入金の減少	△ 19,810	△ 1,901
長期負債の減少	△ 11,976	△ 13,130
金銭信託の払い出しによる収入	27,400	32,300
その他	△ 126	△ 140
財務活動によるキャッシュ・フロー計	△ 4,512	17,129
Ⅳ．為替変動の現金及び現金等価物への影響額	△ 288	1,800
Ⅴ．現金及び現金等価物の純増減額	5,840	8,449
Ⅵ．現金及び現金等価物の期首残高	323,685	340,171
Ⅶ．現金及び現金等価物の期末残高	329,525	348,620

比較連結キャッシュ・フロー計算書

(12月31日に終了した９カ月間)

(単位：百万円)

項　　目	平成19年度　９カ月通算 (平成19年 4月 1日から 平成19年12月31日まで)	平成18年度　９カ月通算 (平成18年 4月 1日から 平成18年12月31日まで)
Ⅰ．営業活動によるキャッシュ・フロー		
当期純利益（△損失）	28,759	△ 10,913
減価償却費及びその他の償却費	66,991	71,331
固定資産の減損	908	3,914
受取手形及び売掛金の増加	△ 33,591	△ 18,097
棚卸資産の増加	△ 13,340	△ 45,991
支払手形及び買掛金の増加	25,474	27,620
その他	△ 13,499	△ 13,137
営業活動によるキャッシュ・フロー計	61,702	14,727
Ⅱ．投資活動によるキャッシュ・フロー		
有価証券及び投資・貸付金の減少	39,256	14,609
有形固定資産の購入及び売却	△ 48,710	△ 22,451
その他	33	4,232
投資活動によるキャッシュ・フロー計	△ 9,421	△ 3,610
Ⅲ．財務活動によるキャッシュ・フロー		
短期借入金の減少	△ 29,551	△ 19,124
長期負債の減少	△ 115,450	△ 48,717
金銭信託の払い出しによる収入	88,000	105,100
その他	592	△ 547
財務活動によるキャッシュ・フロー計	△ 56,409	36,712
Ⅳ．為替変動の現金及び現金等価物への影響額	△ 1,033	3,291
Ⅴ．現金及び現金等価物の純増減額	△ 5,161	51,120
Ⅵ．現金及び現金等価物の期首残高	334,686	297,500
Ⅶ．現金及び現金等価物の期末残高	329,525	348,620

事業の種類別セグメント

(12月31日に終了した３カ月間)　　　　(単位：百万円)

項目		平成19年度 第３四半期 (平成19年10月 1日から 平成19年12月31日まで)		平成18年度 第３四半期 (平成18年10月 1日から 平成18年12月31日まで)		前年同期増減	
		金額	構成比	金額	構成比	金額	比率
			%		%		%
売上高及び営業収益	コンシューマ部門	271,402	43.7	276,279	44.0	△4,877	△1.8
	コマーシャル部門	67,489	10.9	66,527	10.6	962	1.4
	コンポーネント部門	255,235	41.1	244,751	38.9	10,484	4.3
	その他部門	26,679	4.3	40,971	6.5	△14,292	△34.9
	計	620,805	100.0	628,528	100.0	△7,723	△1.2
	消去又は全社	△7,130	−	△13,577	−	6,447	−
	連結	613,675	−	614,951	−	△1,276	△0.2
営業利益	コンシューマ部門	5,835	17.6	2,103	8.9	3,732	177.5
	コマーシャル部門	2,573	7.7	2,167	9.1	406	18.7
	コンポーネント部門	24,107	72.6	17,735	75.0	6,372	35.9
	その他部門	690	2.1	1,653	7.0	△963	△58.3
	計	33,205	100.0	23,658	100.0	9,547	40.4
	消去又は全社	△6,985	−	△8,592	−	1,607	−
	連結	26,220	−	15,066	−	11,154	74.0

(12月31日に終了した９カ月間)　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(単位：百万円)

項目		平成19年度 9カ月通算 (平成19年 4月 1日から 平成19年12月31日まで)		平成18年度 9カ月通算 (平成18年 4月 1日から 平成18年12月31日まで)		前年同期増減	
		金額	構成比	金額	構成比	金額	比率
			%		%		%
売上高及び営業収益	コンシューマ部門	746,085	42.0	778,057	43.4	△31,972	△4.1
	コマーシャル部門	198,064	11.1	198,810	11.1	△746	△0.4
	コンポーネント部門	735,654	41.4	700,680	39.1	34,974	5.0
	その他部門	98,233	5.5	114,509	6.4	△16,276	△14.2
	計	1,778,036	100.0	1,792,056	100.0	△14,020	△0.8
	消去又は全社	△21,389	−	△35,644	−	14,255	−
	連結	1,756,647	−	1,756,412	−	235	0.0
営業利益	コンシューマ部門	5,342	7.4	△1,811	△3.2	7,153	−
	コマーシャル部門	4,867	6.7	9,360	16.4	△4,493	△48.0
	コンポーネント部門	59,939	82.9	46,528	81.4	13,411	28.8
	その他部門	2,140	3.0	3,055	5.4	△915	△30.0
	計	72,288	100.0	57,132	100.0	15,156	26.5
	消去又は全社	△22,257	−	△26,225	−	3,968	−
	連結	50,031	−	30,907	−	19,124	61.9

(注) 1．事業区分及び当該事業区分に属する主な製品

コンシューマ部門　：テレビ・ビデオテープレコーダー・ＤＶＤプレーヤー・プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器、冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン・吸収式冷凍機等の業務用機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

その他部門：物流、保守等

2．基礎的研究費及び親会社の本社管理部門に係わる費用については、配賦不能営業費用として、「消去又は全社」の項目に含めています。

平成２０年2月5日

平成１９年度第３四半期
連結決算概要

1．12月31日に終了した3カ月間

（単位：百万円）

	平成19年度 第3四半期（平成19年10月 1日から 平成19年12月31日まで）	平成18年度 第3四半期（平成18年10月 1日から 平成18年12月31日まで）	前年同期 増減率
売上高	597,165	588,862	1.4％
営業利益	26,220 （4.4％）	15,066 （2.6％）	74.0％
税引前利益	19,657 （3.3％）	△3,644 （△0.6％）	—
当期純利益	12,778 （2.1％）	△7,295 （△1.2％）	—
1株当たり当期純利益	円 銭 2 08	円 銭 △18 44	

2．12月31日に終了した9カ月間

（単位：百万円）

	平成19年度 9カ月通算（平成19年4月 1日から 平成19年12月31日まで）	平成18年度 9カ月通算（平成18年4月 1日から 平成18年12月31日まで）	前年同期 増減率
売上高	1,688,603	1,684,401	0.2％
営業利益	50,031 （3.0％）	30,907 （1.8％）	61.9％
税引前利益	43,770 （2.6％）	3,387 （0.2％）	—
当期純利益	28,759 （1.7％）	△10,913 （△0.6％）	—
1株当たり当期純利益	円 銭 4 68	円 銭 △53 34	

1. 当社の連結財務諸表は、米国会計基準に基づいて作成しております。
2. 営業利益及びセグメント情報は、日本基準に基づいて作成しております。
3. 連結対象会社数　191社、持分法適用会社数　64社
4. 財務数値につきましては監査対象外であります。
5. （　　　）内は売上高に対する比率であります。

部門別連結売上高比較表

(12月31日に終了した３カ月間)

(単位：百万円)

項目	平成19年度 第３四半期 (平成19年10月 1日から 平成19年12月31日まで)		平成18年度 第３四半期 (平成18年10月 1日から 平成18年12月31日まで)		前年同期増減	
	金額	構成比	金額	構成比	金額	比率
		%		%		%
コンシューマ部門	269,716	45.2	275,635	46.8	△ 5,919	△2.1
コマーシャル部門	65,790	11.0	64,962	11.0	828	1.3
コンポーネント部門	251,678	42.1	233,896	39.7	17,782	7.6
その他部門	9,981	1.7	14,369	2.5	△ 4,388	△30.5
合計	**597,165**	**100.0**	**588,862**	**100.0**	**8,303**	**1.4**
内訳 国内売上高	229,833	38.5	247,844	42.1	△ 18,011	△7.3
内訳 海外売上高	367,332	61.5	341,018	57.9	26,314	7.7

(12月31日に終了した９カ月間)

(単位：百万円)

項目	平成19年度 ９カ月通算 (平成19年 4月 1日から 平成19年12月31日まで)		平成18年度 ９カ月通算 (平成18年 4月 1日から 平成18年12月31日まで)		前年同期増減	
	金額	構成比	金額	構成比	金額	比率
		%		%		%
コンシューマ部門	741,501	43.9	769,175	45.7	△ 27,674	△3.6
コマーシャル部門	194,947	11.5	198,847	11.8	△ 3,900	△2.0
コンポーネント部門	723,704	42.9	676,256	40.1	47,448	7.0
その他部門	28,451	1.7	40,123	2.4	△ 11,672	△29.1
合計	**1,688,603**	**100.0**	**1,684,401**	**100.0**	**4,202**	**0.2**
内訳 国内売上高	633,295	37.5	729,105	43.3	△ 95,810	△13.1
内訳 海外売上高	1,055,308	62.5	955,296	56.7	100,012	10.5

半　期　報　告　書

（第84期中）　自　平成19年４月１日
　　　　　　　至　平成19年９月30日

三洋電機株式会社

目次

頁

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【中間会計期間】	第84期中（自　平成19年４月１日　至　平成19年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６(６９９１)１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３(６４１４)８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 連結経営指標等

決算年度	平成17年度中	平成18年度中	平成19年度中	平成17年度	平成18年度
会計期間	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成19年4月1日 至 平成19年9月30日	自 平成17年4月1日 至 平成18年3月31日	自 平成18年4月1日 至 平成19年3月31日
売上高（百万円）	1,179,391	1,095,539	1,091,438	2,397,026	2,215,434
継続事業税金等調整前中間（当期）純利益（△損失）（百万円）	△114,785	7,031	24,113	△165,696	△13,070
中間（当期）純利益（△損失）（百万円）	△142,525	△3,618	15,981	△205,661	△45,362
株主資本（百万円）	165,702	386,142	329,105	402,892	312,008
総資産額（百万円）	2,497,078	2,137,679	1,898,296	2,154,837	1,970,940
1株当たり株主資本（円）	89.35	14.03	4.74	16.76	1.96
基本的1株当たり中間（当期）純利益（△損失）（円）	△76.85	△34.90	2.60	△194.96	△72.66
希薄化後1株当たり中間（当期）純利益（△損失）（円）	△76.85	△34.90	2.60	△194.96	△72.66
株主資本比率（%）	6.6	18.1	17.3	18.7	15.8
営業活動によるキャッシュ・フロー（百万円）	△39,843	22,559	29,632	△664	△7,524
投資活動によるキャッシュ・フロー（百万円）	△9,594	△962	12,009	36,001	△16,866
財務活動によるキャッシュ・フロー（百万円）	△23,251	19,583	△51,897	△69,980	62,002
現金及び現金等価物の中間期末（期末）残高（百万円）	242,137	340,171	323,685	297,500	334,686
従業員数（人）	103,546	105,021	98,907	106,389	94,906

（注） 1．売上高には、消費税等は含まれていない。

2．当社の連結財務諸表は、米国で一般に公正妥当と認められた会計原則に基づいて作成している。

3．株主資本、1株当たり株主資本及び株主資本比率は米国会計基準に基づき作成しており、従来どおり記載している。

4．米国財務会計基準審議会基準書第144号「長期性資産の減損及び処分の会計処理」の規定に基づき、平成17年度の年次決算において非継続となった事業に関し、平成17年度中の「連結経営指標等」の数値を一部組み替えて表示している。

(2) 提出会社の経営指標等

回次	第82期中	第83期中	第84期中	第82期	第83期
会計期間	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成19年4月1日 至 平成19年9月30日	自 平成17年4月1日 至 平成18年3月31日	自 平成18年4月1日 至 平成19年3月31日
売上高（百万円）	646,479	593,713	694,319	1,353,445	1,215,914
経常利益（△損失）（百万円）	△31,653	△8,899	5,082	△48,275	△21,276
中間（当期）純利益（△損失）（百万円）	△90,000	△10,948	20,999	△149,406	△57,144
資本金（百万円）	172,242	322,242	322,242	322,242	322,242
発行済株式総数（千株）					
普通株式	1,872,338	1,872,338	1,872,338	1,872,338	1,872,388
A種優先株式	－	182,542	182,542	182,542	182,542
B種優先株式	－	246,029	246,029	246,029	246,029
純資産額（百万円）	174,641	393,328	364,614	407,390	346,108
総資産額（百万円）	1,088,398	1,251,335	1,237,231	1,315,852	1,218,538
1株当たり配当額（円）	0.00	0.00	0.00	0.00	0.00
自己資本比率（％）	16.0	31.4	29.5	31.0	28.4
従業員数（人）	14,610	11,998	11,042	14,137	11,032

（注） 1．売上高には、消費税等は含まれていない。

2．83期中間会計期間より、純資産額の算定に当たり、「貸借対照表の純資産の部の表示に関する会計基準（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用している。

3．「1株当たり純資産額」、「1株当たり中間（当期）純利益」及び「潜在株式調整後1株当たり中間（当期）純利益」については、中間連結財務諸表を作成しているため記載を省略している。

2【事業の内容】

当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。

3【関係会社の状況】

当中間連結会計期間において、以下の関係会社の異動があった。

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容
（連結子会社） 三洋電機販売㈱（注2）	東京都台東区	500	コンシューマ部門 コマーシャル部門 コンポーネント部門 その他部門	100.0	当社製品の販売、施工を行う会社で、当社の従業員15名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。
（連結子会社） 三洋電機サービス㈱（注3）	東京都江東区	7,500	コマーシャル部門 その他部門	100.0	当社製品のアフターサービス、部品販売、保守メンテナンスを行う会社で、当社の役員1名及び従業員8名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。

また、当中間連結会計期間において、以下の会社を提出会社の関係会社より除外した。

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容
（連結子会社） 三洋セールスアンドマーケティング㈱（注4）	大阪府守口市	13,804	コンシューマ部門 コマーシャル部門 コンポーネント部門 その他部門	100.0	家庭用電気機械器具等の販売、電気機械器具及び原材料の輸出入を行う会社で、当社の従業員7名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。

（注）1．主要な事業の内容欄には、事業の種類別セグメントの名称を記載している。

2．平成19年4月1日付けで三洋コマーシャル販売㈱（当社連結子会社）は三洋コンシューママーケティング㈱（当社連結子会社）の販売部門の事業と三洋電機システムソリューションズ㈱（当社連結子会社）のシステム事業、リビング事業及び当社の国内営業部門の事業に関する権利義務を承継する吸収分割を実施し、三洋電機販売㈱に商号を変更した。
なお、同社は特定子会社である。

3．平成19年4月1日付けで三洋コマーシャルサービス㈱（当社連結子会社）は三洋コンシューママーケティング㈱（当社連結子会社）を吸収合併し、三洋電機サービス㈱に商号を変更した。

4．平成19年4月1日付けで三洋セールスアンドマーケティング㈱は当社と合併した。

【従業員の状況】

(1) 連結会社の状況

（平成19年９月30日現在）

事業の種類別セグメントの名称	従業員数（人）
コンシューマ部門	28,446
コマーシャル部門	7,643
コンポーネント部門	58,177
その他部門	2,997
全社（共通）	1,644
合計	98,907

（注）　従業員数は、就業人員数を表示している。

(2) 提出会社の状況

（平成19年９月30日現在）

従業員数（人）	11,042

（注）　従業員数は、就業人員数を表示している。

(3) 労働組合の状況

労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間の世界経済は、米国では信用力の低い個人向け住宅融資（サブプライムローン）問題の影響が懸念されたものの、景気は緩やかに回復している。中国をはじめとするアジアの景気は拡大が続き、欧州においてもドイツの設備投資が増加するなど、景気回復が継続している。一方、国内経済も堅調な企業業績に支えられて回復が続いているが、原油をはじめとする原材料価格の高騰や競争激化など当社グループを取り巻く環境は厳しい状況で推移した。

当中間連結会計期間の連結売上高は、販売数量の減少の影響を受けた携帯電話事業や半導体事業において売上が減少し、前年同期比0.4％減少の1,091,438百万円となったが、その他の営業収益は前年同期比12.2％増加の51,534百万円となった。利益面では、コスト削減・合理化に取り組んだ結果、税金等調整前利益は24,113百万円、中間純利益は15,981百万円となった。

事業の種類別セグメントの業績は次のとおりである。

①コンシューマ部門

デジタルカメラは、海外生産強化に加え市場全体が伸長したことを背景に主力のＯＥＭ事業が好調に推移し、フルハイビジョン対応機種をラインナップに加えた自社ブランドの「Ｘａｃｔｉ（ザクティ）」も好評で、売上が大幅に増加した。プロジェクターは、大型モデルの新商品を投入したことで海外を中心に売上が伸長し、カーナビゲーションシステムは、「ＧＯＲＩＬＬＡ（ゴリラ）」シリーズのワンセグ内蔵で持ち運びが便利な機種などが好調で増収となった。テレビは、液晶テレビが北米で伸長したものの、売上は減少した。一方、携帯電話は、販売数量の減少により売上が減少し、白物家電は、海外売上は増加したが、国内で商品の選択と集中を行った結果、全体の売上は減少した。商品面では、洗濯乾燥機「ＡＱＵＡ（アクア）」が引き続き好評で、新商品でもある空間清浄システムにより排気もきれいになる掃除機「ａｉｒｓｉｓ（エアシス）」は発売以降、好調な売れ行きが続いている。

この結果、当部門の売上高は前年同期比5.4％減少の474,683百万円となり、営業損失は前年同期より3,421百万円改善し、493百万円となった。

②コマーシャル部門

ショーケースは、国内は省エネ・環境対応商品を展開しているが、市場低迷により不調だった。しかしながら、中国を中心とした好調な海外の売上が寄与し、ショーケース全体の売上は増加した。大型エアコンは、ガスヒートポンプエアコンが原油価格高騰に伴う市場低迷により減少したが、パッケージエアコンが中国や欧州で売上を拡大し、国内も学校物件などの受注により好調に推移し、全体としては増収となった。医療用保冷庫や超低温フリーザーなどのバイオメディカ事業は、海外向けが好調で、メディコム事業は、調剤システムは増加したが、医科システムや電子カルテが低調で売上が減少した。

この結果、当部門の売上高は前年同期比1.3％減少の130,575百万円となり、営業利益は前年同期比68.1％減少の2,294百万円となった。

③コンポーネント部門

二次電池は、徳島工場などで生産能力の増強を行ったリチウムイオン電池が引き続き好調で、全体として売上が増加した。また、市販用ニッケル水素電池「ｅｎｅｌｏｏｐ（エネループ）」は５０ヵ国以上への海外展開を進めるなど、引き続き順調に推移した。太陽電池は、国内では市場低迷により低調だったが、拡大する欧州市場において発電効率などの性能の高さをアピールし積極的な拡販に努めた結果、売上は増加した。電子部品は、パソコン、携帯電話などの市場伸長により好調に推移し、また光ピックアップもノートパソコン向けを中心に売上が拡大したが、半導体は薄型テレビ、ゲーム機向けが不調で減収となった。

この結果、当部門の売上高は前年同期比5.4％増加の480,419百万円となり、営業利益は前年同期比24.4％増加の35,832百万円となった。

④その他部門

輸入売上の減少などもあり、当部門の売上高及びその他の営業収益は前年同期比2.7％減少の71,554百万円となったが、営業利益は前年同期比3.4％増加の1,450百万円となった。

所在地別セグメントの業績は次のとおりである。

①日本

国内では、携帯電話の販売数量減少や、白物家電の選択と集中を行ったことなどにより売上が減少した。

このため、売上高及びその他の営業収益は前年同期比7.7%減少の894,907百万円となったが、営業利益は前年同期比43.0%増加の27,896百万円となった。

②アジア

アジアでは、市況が好調であり、香港などにおける売上が堅調に推移し、売上高及びその他の営業収益は前年同期比9.1%増加の590,054百万円となり、営業利益は前年同期比96.4%増加の11,842百万円となった。

③北米

北米では、太陽電池の売り上げが増加したものの、携帯電話の売上が減少し、売上高及びその他の営業収益は前年同期比0.5%減少の182,837百万円となり、営業利益は前年同期比78.1%減少の1,708百万円となった。

④その他

欧州では、積極的な拡販によりエアコンの売上が増加したことなどにより、売上高及びその他の営業収益は前年同期比33.5%増加の108,573百万円となったが、営業損失は前年同期より540百万円悪化し732百万円となった。

(2) キャッシュ・フロー

当中間連結会計期間における連結ベースの現金及び現金等価物（以下「資金」という。）は、前連結会計年度末に比べ11,001百万円減少し、期末残高は323,685百万円（前年同期比4.8%減少）となった。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は29,632百万円（前年同期比31.4%増加）となった。これは、受取手形及び売掛金の増加額が26,953百万円（前中間連結会計期間は542百万円の受取手形及び売掛金の減少）となったものの、中間純利益が15,981百万円（前中間連結会計期間は3,618百万円の中間純損失）となったことや棚卸資産の増加が7,948百万円（前年同期比84.8%減少）となったことなどによる。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は12,009百万円（前中間連結会計期間は962百万円の資金支出）となった。これは、売却可能有価証券の売却が39,419百万円（前年同期比360.1%増加）となったことや、有形固定資産の購入による支払額が28,080百万円（前年同期比21.8%減少）となったことなどによる。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間における資金支出は51,897百万円（前中間連結会計期間は19,583百万円の資金収入）となった。これは、金銭信託の払い出しによる収入が60,600百万円（前年同期比16.8%減少）となったことや、長期負債の返済額が105,372百万円（前年同期比177.0%増加）となったことなどによる。

なお、「営業活動によるキャッシュ・フロー」と「投資活動によるキャッシュ・フロー」を合計したフリー・キャッシュ・フローは前中間連結会計期間の21,597百万円のプラスから20,044百万円改善し、41,641百万円のプラスとなった。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
コンシューマ部門	480,867	△10.1
コマーシャル部門	130,069	△4.2
コンポーネント部門	466,195	+2.4
その他部門	16,649	△35.3
合計	1,093,780	△5.0

(注) 1. 金額は販売価格によっており、セグメント間の取引が含まれている。
2. 上記の金額には、消費税等は含まれていない。

(2) 受注状況

原則として需要見込生産を行っている。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
コンシューマ部門	474,683	△5.4
コマーシャル部門	130,575	△1.3
コンポーネント部門	480,419	+5.4
その他部門	71,554	△2.7
消去	△14,259	―
合計	1,142,972	0.1

(注) 1. 「その他部門」には、「その他の営業収益」が含まれている。
2. 上記の金額には、セグメント間の取引が含まれている。
3. 上記の金額には、消費税等は含まれていない。

3【対処すべき課題】

当社グループは、平成20年度から平成22年度までの中期経営戦略「マスタープラン」を平成19年11月27日に発表した。同プランでは、当社グループの継続事業を定め、当該事業の事業戦略を示すことなど、復活への道筋を明確に打ち出した。

特に、これまでの「コア事業」「構造改革事業」という事業区分は解消し、全ての継続事業についてキャッシュ・フローを重視した経営を徹底し、全社的な収益基盤の確立を図っていく。また、事業戦略は、顧客、マーケット、ビジネスモデルの観点から「部品事業群」と「完成品事業群」に区分して策定し、事業運営を行っていく。

なお、同プランでは、当社経営理念に基づく中期経営方針を定め、「環境・エナジー先進メーカー」への変革に向けて信頼の回復・高収益企業への基盤確立を目指している。これに伴い、新3ヵ年の経営目標を「チャレンジ1000」として設定し、新中期経営計画の中で具体的な計画を策定し、三洋電機グループ復活に向けて、事業を展開していく。

そして、平成22年度には「環境・エナジー先進メーカー」として着実な成長を成し遂げ、高収益企業への基盤確立を図ってゆく。

4【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約の締結及び変更はない。

【研究開発活動】

当社グループ（当社及び連結子会社）は、地球といのちに喜ばれる企業を目指すブランドビジョン「Ｔｈｉｎｋ ＧＡＩＡ（シンク・ガイア）」のもとに、研究開発本部と各カンパニーが連携しながら、「環境」、「エネルギー」、「ライフスタイル」の３つのプログラムに対し、新しい視点と独自に培ってきたテクノロジーを駆使した商品開発とグローバル・ソリューションの提案を行っている。

当中間連結会計期間のグループ全体の研究開発費は52,673百万円である。

なお、当中間連結会計期間における研究開発活動の成果は以下のとおりである。

(1) コンシューマ部門

当部門は、次世代の情報通信機器、映像機器、家電機器に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、超小型・軽量フルハイビジョン（1920×1080）記録が可能なデジタルムービーカメラ「Ｘａｃｔｉ（ザクティ）」、本体からスクリーンまでわずか８cmの距離で80型の大画面投影ができる超・短焦点プロジェクター、床と同時に部屋の空気清浄ができる空間清浄サイクロンクリーナー「ａｉｒｓｉｓ（エアシス）」、外気温-25℃まで対応できる寒冷地向け自然冷媒（ＣＯ２）ヒートポンプ給湯機「エコキュート」（北海道電力との共同開発）の開発などをあげることができる。

当部門に係わる研究開発費は27,076百万円である。

(2) コマーシャル部門

当部門は、次世代の産業用機器に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、部分負荷効率を向上し、低ランニングコスト（従来機種比で最大15％削減）を実現した高期間効率吸収冷温水機、Ｗマルチシステムで業界初の既設配管利用を可能としたガスヒートポンプエアコン、受付・診察・会計までを一台で処理可能な診療所向けの医事一体型電子カルテシステムの開発などをあげることができる。

当部門に係わる研究開発費は9,442百万円である。

(3) コンポーネント部門

当部門は、次世代の二次電池、半導体、電子部品に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、結晶界面の高品質化を光閉じ込め効果の改善により高いエネルギー変換効率 22.3％を実現したＨＩＴ太陽電池セル、高容量とハイパワー・長寿命を実現させた火災警報器用円筒形リチウム一次電池、独自のパッケージング技術により様々なセットに搭載を可能とする超小型の照度センサ並びに超小型ＲＧＢカラーセンサ、大電力出力８Ａを１パッケージで実現する高効率92％他励型降圧スイッチングレギュレータＩＣの開発などをあげることができる。

当部門に係わる研究開発費は15,317百万円である。

上記以外にその他部門に係わる研究開発費17百万円及びセグメントに関連付けられない基礎的研究開発費が821百万円ある。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２【設備の新設、除却等の計画】

当中間連結会計期間において、新たに確定した重要な設備の新設、除却等の予定はない。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	7,060,300,000
Ａ種優先株式	182,600,000
Ｂ種優先株式	246,100,000
計	7,489,000,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成19年９月30日）	提出日現在発行数（株）（平成19年12月25日）	上場金融商品取引所名または登録認可金融商品取引業協会名	内容
普通株式	1,872,338,099	1,872,338,099	東京証券取引所（市場第一部） 大阪証券取引所（市場第一部）	―
Ａ種優先株式	182,542,200	182,542,200	―	（注）２
Ｂ種優先株式	246,029,300	246,029,300	―	（注）２
計	2,300,909,599	2,300,909,599	―	―

（注）１．提出日現在の発行数には、平成19年12月１日以降の新株予約権の行使により発行された株式数及び優先株式の普通株式への転換による株式数は含まれていない。

２．Ａ種優先株式及びＢ種優先株式の内容は次のとおりである。

Ａ種優先株式

(1) 株式の名称
三洋電機株式会社第1回A種優先株式

(2) 発行株式数
182,542,200株

(3) 発行価額
1株につき700円

(4) 発行価額の総額
127,779,540,000円

(5) 発行価額中資本に組入れない額
1株につき350円

(6) 資本組入額の総額
63,889,770,000円

(7) 申込期日
平成18年3月14日または取締役会決議により別途定める日

(8) 払込期日
平成18年3月14日または取締役会決議により別途定める日

(9) 配当起算日
平成18年3月14日

(10) 割当方法

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して89,804,900株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して89,804,900株、株式会社三井住友銀行に対して2,932,400株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)に対して、第1回A種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回A種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回A種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)及び第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回A種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者及び第1回B種優先株主または第1回B種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回A種優先株主または第1回A種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回B種優先株主及び第1回B種優先登録株式質権者と同順位にて、第1回A種優先株式1株当たり700円(以下「第1回A種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回A種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者及び第1回B種優先株主または第1回B種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回A種優先株式は、株主総会において議決権を有する。

(15) 普通株式への転換請求権

①第1回A種優先株主は、当社に対し、平成19年3月14日以降、平成38年3月13日までの間(以下「第1回A種優先株式転換請求権行使期間」という。)、当該第1回A種優先株主が有する第1回A種優先株式を取得し、これと引換えに、第1回A種優先株式1株につき10株の割合(以下「第1回A種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第1回A種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。）を請求することができる。

②第1回A種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第1回A種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。

なお、かかる変更後の第1回A種優先株式の転換比率による第1回A種優先株式の転換により交付すべき普通株式の数の算出に当たって1株に満たない端数があるときは、会社法第167条第３項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第1回A種優先株式転換請求権行使期間中に転換の請求のなかった第1回A種優先株式について、平成38年3月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第1回A種優先株式の全てを取得し、これと引換えに、第1回A種優先株式1株につき、その時点における第1回A種優先株式転換比率で普通株式を交付することができる。

(17) 株式の併合及び分割、募集株式等の割当て等

①当社は、株式の併合または分割をするときは、普通株式、第1回A種優先株式及び第1回B種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第1回A種優先株主には第1回A種優先株式または第1回A種優先株式を目的とする新株予約権の割当てを受ける権利を、第1回B種優先株主には第1回B種優先株式または第1回B種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第1回A種優先株主の権利・利益に鑑みての実質的に公平な割当価額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第1回A種優先株主には第1回A種優先株式の株式無償割当てまたは第1回A種優先株式を目的とする新株予約権の新株予約権無償割当てを、第1回B種優先株主には第1回B種優先株式の株式無償割当てまたは第1回B種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{分割前の第1回A種優先株式数}}{\text{分割後の第1回A種優先株式数}}$$

③株式の併合がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{併合前の第1回A種優先株式数}}{\text{併合後の第1回A種優先株式数}}$$

④株主に募集株式の割当てを受ける権利を与えた株式の交付または株式無償割当てがなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。なお、以下の式で用いる上記(3)に定める第1回A種優先株式の1株当たりの発行価額または調整前の第1回A種優先株式の1株当たりの払込価額は、第1回A種優先株式の分割、併合またはこれに類する事由があった場合には、合理的な調整を行うものとする。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付前の第1回A種優先株式数} + \text{新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{新たに交付された第1回A種優先株式数}}{\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付後の第1回A種優先株式数}}$$

ただし、二回目以降に関しては、上記の算式中の「上記(3)に定める第1回A種優先株式の1株当たりの発行価額」は、以下の算式により計算される「調整後の第1回 A種優先株式の1株当たりの払込価額」に読み替えられるものとする。

$$\text{調整後の第1回A種優先株式の1株当たりの払込価額} = \frac{\text{調整前の第1回A種優先株式の1株当たりの払込価額} \times \text{前回の株式交付前の第1回A種優先株式数} + \text{前回の新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{前回の新たに交付された第1回A種優先株式数}}{\text{前回の株式交付後の第1回A種優先株式数}}$$

⑤株主に募集新株予約権の割当てを受ける権利を与えた新株予約権の交付または新株予約権無償割当てがなされたときは、第1回A種優先残余財産分配額は、上記④に定めるところに準じて適切に調整される。

⑥上記②乃至⑤の調整額の算定については、円位未満小数第3位まで算出し、その小数第3位を四捨五入する。

・B種優先株式

(1) 株式の名称

三洋電機株式会社第1回B種優先株式

(2) 発行株式数

246,029,300株

(3) 発行価額

1株につき700円

(4) 発行価額の総額

172,220,510,000円

(5) 発行価額中資本に組入れない額

1株につき350円

(6) 資本組入額の総額

86,110,255,000円

(7) 申込期日

平成18年3月14日または取締役会決議により別途定める日

(8) 払込期日

平成18年3月14日または取締役会決議により別途定める日

(9) 配当起算日

平成18年3月14日

(10) 割当方法

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して88,766,600株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して88,766,600株、株式会社三井住友銀行に対して68,496,100株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)に対して、第1回B種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回B種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回B種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)及び第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回B種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者及び第1回A種優先株主または第1回A種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回B種優先株主または第1回B種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回A種優先株主及び第1回A種優先登録株式質権者と同順位にて、第1回B種優先株式1株当たり700円(以下「第1回B種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回B種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者及び第1回A種優先株主または第1回A種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回B種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(15) 普通株式への転換請求権

①第1回B種優先株主は、当社に対し、上記(8)に定める払込期日の翌日以降、平成38年3月13日までの間(以下「第1回B種優先株式転換請求権行使期間」という。)、当該第1回B種優先株主が有する第1回B種優先株式を取得し、これと引換えに、第1回B種優先株式1株につき10株の割合(以下「第1回B種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第1回B種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。）を請求することができる。

②第1回B種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第1回B種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。
なお、かかる変更後の第1回B種優先株式の転換比率による第1回B種優先株式の転換により交付すべき普通株式の数の算出に当たって1株に満たない端数があるときは、会社法第167条第3項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第1回B種優先株式転換請求権行使期間中に転換の請求のなかった第1回B種優先株式について、平成38年3月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第1回B種優先株式の全てを取得し、これと引換えに、第1回B種優先株式1株につき、その時点における第1回B種優先株式転換比率で普通株式を交付することができる。

(17) 株式の併合及び分割、募集株式等の割当て等

①当社は、株式の併合または分割をするときは、普通株式、第1回A種優先株式及び第1回B種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第1回A種優先株主には第1回A種優先株式または第1回A種優先株式を目的とする新株予約権の割当てを受ける権利を、第1回B種優先株主には第1回B種優先株式または第1回B種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第1回B種優先株主の権利・利益に鑑みての実質的に公平な割当価額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第1回A種優先株主には第1回A種優先株式の株式無償割当てまたは第1回A種優先株式を目的とする新株予約権の新株予約権無償割当てを、第1回B種優先株主には第1回B種優先株式の株式無償割当てまたは第1回B種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割もしくは併合、株主に募集株式の割当てを受ける権利を与えた株式の交付もしくは株式無償割当て、または、株主に募集新株予約権の割当てを受ける権利を与えた募集新株予約権の交付もしくは新株予約権無償割当てがなされたときの、第1回B種優先残余財産分配額の調整については、第1回A種優先株式発行要項第(17)項②乃至⑥の規定を、それぞれ「第1回A種優先株式」を「第1回B種優先株式」、「第1回A種優先残余財産分配額」を「第1回B種優先残余財産分配額」と読み替えて適用する。

(2) 【新株予約権等の状況】

平成16年６月29日株主総会決議による新株予約権

	中間会計期間末現在 （平成19年９月30日）	提出日の前月末現在 （平成19年11月30日）
新株予約権の数（個）	3,094	3,094
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	3,094,000	3,094,000
新株予約権の行使時の払込金額（円）	455	455
新株予約権の行使期間	自　平成18年７月１日 至　平成20年６月30日	自　平成18年７月１日 至　平成20年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　455 資本組入額　228	発行価格　455 資本組入額　228
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。
対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

(3) 【ライツプランの内容】

該当事項はない。

(4) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成19年４月１日～ 平成19年９月30日	－	普通株式 1,872,338 Ａ種優先株式 182,542 Ｂ種優先株式 246,029	－	322,242	－	384,771

(5)【大株主の状況】

① 普通株式

（平成19年９月30日現在）

氏名または名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	93,650	5.00
三洋電機従業員持株会	大阪府守口市京阪本通２丁目５番５号	50,268	2.68
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	43,279	2.31
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	39,441	2.11
住友生命保険相互会社	大阪市中央区城見１丁目４番35号	30,000	1.60
株式会社りそな銀行	大阪市中央区備後町２丁目２番１号	29,748	1.59
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	25,338	1.35
三井住友海上火災保険株式会社	東京都中央区新川２丁目27番２号	23,436	1.25
塩屋土地株式会社	神戸市垂水区青山台１丁目28番14号	22,468	1.20
三洋電機取引先持株会	大阪府守口市京阪本通２丁目５番５号	17,006	0.91
計	－	374,634	20.01

（注）当社は自己株式18,357千株を保有しておりますが、上記「大株主の状況」からは除外しております。

② Ａ種優先株式

（平成19年９月30日現在）

氏名または名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
エボリューション・インベストメンツ有限会社	東京都千代田区丸の内１丁目８番１号	898,049	49.20
オーシャンズ・ホールディングス有限会社	東京都渋谷区渋谷２丁目15番１号 渋谷クロスタワー	898,049	49.20
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	29,324	1.60
計	－	1,825,422	100.00

③ Ｂ種優先株式

（平成19年９月30日現在）

氏名または名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
エボリューション・インベストメンツ有限会社	東京都千代田区丸の内１丁目８番１号	887,666	36.08
オーシャンズ・ホールディングス有限会社	東京都渋谷区渋谷２丁目15番１号 渋谷クロスタワー	887,666	36.08
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	684,961	27.84
計	－	2,460,293	100.00

(6)【議決権の状況】

①【発行済株式】

(平成19年9月30日現在)

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	B種優先株式 246,029,300	－	（注）2
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式 19,863,000	－	－
完全議決権株式（その他）	普通株式　（注）1 1,840,969,000 A種優先株式 182,542,200	普通株式 1,840,664 A種優先株式 1,825,422	（注）2
単元未満株式	普通株式 11,506,099	－	一単元（1,000株） 未満の株式
発行済株式総数	2,300,909,599	－	－
総株主の議決権	－	3,666,086	－

（注）1．証券保管振替機構名義の株式 301,000株及び株主名簿上は当社名義となっているが実質的に所有していない株式 4,000株が含まれているが、当該株式には議決権はない。

2．優先株式の内容については、（1）「株式の総数等」②「発行済株式」に記載している。

②【自己株式等】

（平成19年９月30日現在）

所有者の氏名または名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
三洋電機㈱	大阪府守口市	18,353,000	－	18,353,000	0.98
サン電子工業㈱	大阪府四條畷市	419,000	－	419,000	0.02
富田電機㈱	群馬県邑楽郡	408,000	－	408,000	0.02
滋賀電機㈱	滋賀県草津市	210,000	－	210,000	0.01
㈱太田治工	群馬県邑楽郡	150,000	－	150,000	0.01
エスティシー㈱	群馬県伊勢崎市	100,000	－	100,000	0.01
湖南電機㈱	滋賀県草津市	97,000	－	97,000	0.01
赤石工業㈱	栃木県足利市	63,000	－	63,000	0.0
旭鍍金工業㈱	大阪市旭区	29,000	－	29,000	0.0
大阪中央三洋特機販売㈱	大阪市北区	24,000	－	24,000	0.0
三重三洋特機販売㈱	三重県松阪市	5,000	－	5,000	0.0
南大阪三洋販売㈱	堺市堺区	3,000	－	3,000	0.0
㈱サンエイ	東京都板橋区	2,000	－	2,000	0.0
計	－	19,863,000	－	19,863,000	1.06

（注）１．このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が 4,000株ある。
　　　　なお、当該株式数は「発行済株式」の「完全議決権株式（その他）」の中に含まれている。
　　　２．発行済株式総数に対する所有株式の割合は普通株式によるものである。

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成19年４月	５月	６月	７月	８月	９月
最高（円）	229	217	210	202	194	189
最低（円）	186	183	193	178	175	174

（注）　株価は、東京証券取引所市場第一部による。

3【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は、次のとおりである。

(1) 役職の異動

新役名	新職名	旧役名	旧職名	氏名	異動年月日
取締役	専務執行役員 グローバル渉外担当 環境担当	取締役	専務執行役員 グローバル渉外担当	関野　弘幹	平成19年８月１日
取締役	専務執行役員 パワーグループ長 コーポレートＣＲＭ担当 米州エリア責任者 淡路・徳島・貝塚地区代表役員	取締役	専務執行役員 パワーグループ長 米州エリア責任者 淡路・徳島・貝塚地区代表役員	本間　充	平成19年９月１日

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1)　当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)第87条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2)　当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間連結財務諸表及び前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間財務諸表について、あずさ監査法人の中間監査を受けている。

また、金融商品取引法第193条の２第１項の規定に基づき、当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）の中間連結財務諸表については、あずさ監査法人の中間監査を受けており、当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）の中間財務諸表については、あずさ監査法人と太陽ASG監査法人による共同監査を受けている。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末（平成18年9月30日）		当中間連結会計期間末（平成19年9月30日）		前連結会計年度（平成19年3月31日）	
区分	注記番号	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
（資産の部）							
I 流動資産							
1. 現金及び預金		148,199		150,892		148,382	
2. 定期預金		191,972		172,793		186,304	
小計		340,171		323,685		334,686	
3. 金銭信託	(注4)	192,000		27,400		88,000	
4. 有価証券	(注6)	498		795		672	
5. 受取手形及び売掛金		455,343		473,101		453,999	
6. 持分法適用会社に対する受取手形及び売掛金		22,695		29,276		21,117	
7. 貸倒引当金		△5,847		△7,453		△7,493	
8. 棚卸資産	(注5)	375,049		338,938		329,108	
9. 繰延税金		10,734		7,314		5,850	
10. その他		63,619		62,057		62,271	
流動資産合計		1,454,262	68.0	1,255,113	66.1	1,288,210	65.4
II 投資及び貸付金							
1. 持分法適用会社に対する投資及び貸付金		52,111		50,899		49,180	
2. 投資有価証券及びその他の投資	(注6)	88,193		42,781		84,045	
投資及び貸付金合計		140,304	6.6	93,680	4.9	133,225	6.7
III 有形固定資産	(注7, 10)						
1. 建物		418,133		403,574		401,796	
2. 機械及びその他		909,886		844,764		867,425	
小計		1,328,019		1,248,338		1,269,221	
3. 減価償却累計額		△957,324		△882,226		△901,604	
差引計		370,695		366,112		367,617	
4. 土地		94,865		91,916		91,605	
5. 建設仮勘定		13,668		11,164		9,557	
有形固定資産合計		479,228	22.4	469,192	24.7	468,779	23.8
IV 長期繰延税金		10,802	0.5	14,027	0.8	13,921	0.7
V その他の資産	(注9)	53,083	2.5	66,284	3.5	66,805	3.4
資産合計		2,137,679	100.0	1,898,296	100.0	1,970,940	100.0

		前中間連結会計期間末 （平成18年９月30日）		当中間連結会計期間末 （平成19年９月30日）		前連結会計年度 （平成19年３月31日）	
区分	注記番号	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
（負債の部）							
Ⅰ 流動負債							
1. 短期借入金	（注10）	249,380		210,014		219,785	
2. 一年以内に期限の到来する社債及び長期借入金	（注10,11）	143,602		93,673		155,221	
3. 支払手形及び買掛金		448,135		434,159		406,577	
4. 未払金及び未払費用		203,702		186,932		188,771	
5. 持分法適用会社に対する支払手形及び買掛金		11,611		6,544		6,118	
6. 設備関係支払手形及び未払金		18,771		31,307		20,424	
7. 未払税金		9,391		7,120		8,997	
8. その他		55,918		66,967		68,995	
流動負債合計		1,140,510	53.4	1,036,716	54.6	1,074,888	54.6
Ⅱ 固定負債							
1. 社債及び長期借入金等	（注10,11）	399,867		297,080		340,698	
2. 未払退職・年金費用		188,465		200,761		211,173	
3. 長期繰延税金		6,891		8,145		8,327	
固定負債合計		595,223	27.8	505,986	26.7	560,198	28.4
負債合計		1,735,733	81.2	1,542,702	81.3	1,635,086	83.0
（少数株主持分）							
少数株主持分		15,804	0.7	26,489	1.4	23,846	1.2
（契約債務及び偶発債務）							
契約債務及び偶発債務	（注12）						

		前中間連結会計期間末 (平成18年9月30日)		当中間連結会計期間末 (平成19年9月30日)		前連結会計年度 (平成19年3月31日)	
区分	注記番号	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)
(資本の部)							
I 資本金							
1. 普通株式		172,242	8.0	172,242	9.1	172,242	8.7
授権株式数							
平成18年9月30日 7,060,300,000株							
平成19年9月30日 7,060,300,000株							
平成19年3月31日 7,060,300,000株							
発行済株式数							
平成18年9月30日 1,872,338,099株							
平成19年9月30日 1,872,338,099株							
平成19年3月31日 1,872,338,099株							
2. 優先株式	(注14)	121,119	5.7	150,000	7.9	150,000	7.6
授権株式数							
平成18年9月30日 A種株式 182,600,000株 B種株式 246,100,000株							
平成19年9月30日 A種株式 182,600,000株 B種株式 246,100,000株							
平成19年3月31日 A種株式 182,600,000株 B種株式 246,100,000株							
発行済株式数							
平成18年9月30日 A種株式 182,542,200株 B種株式 246,029,300株							
平成19年9月30日 A種株式 182,542,200株 B種株式 246,029,300株							
平成19年3月31日 A種株式 182,542,200株 B種株式 246,029,300株							
小計		293,361	13.7	322,242	17.0	322,242	16.3
II 資本剰余金		753,466	35.2	781,951	41.2	781,951	39.7
III 利益剰余金		△534,199	△25.0	△617,339	△32.6	△633,315	△32.1
IV その他の包括損失累計額		△119,032	△5.5	△150,056	△7.9	△151,174	△7.7
		393,596	18.4	336,798	17.7	319,704	16.2
V 自己株式		△7,454	△0.3	△7,693	△0.4	△7,696	△0.4
平成18年9月30日 17,995,814株							
平成19年9月30日 18,996,276株							
平成19年3月31日 18,835,705株							
資本合計		386,142	18.1	329,105	17.3	312,008	15.8
負債、少数株主持分及び資本合計		2,137,679	100.0	1,898,296	100.0	1,970,940	100.0

②【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）	百分比（%）	当中間連結会計期間（自 平成19年4月1日 至 平成19年9月30日）金額（百万円）	百分比（%）	前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）	百分比（%）
Ⅰ 収益							
1. 売上高		1,095,539	100.0	1,091,438	100.0	2,215,434	100.0
2. その他の営業収益		45,922	4.2	51,534	4.7	93,194	4.2
3. 受取利息及び配当金		3,637	0.3	4,847	0.4	8,013	0.4
4. その他	(注16)	22,286	2.0	26,924	2.5	32,152	1.4
収益合計		1,167,384	106.5	1,174,743	107.6	2,348,793	106.0
Ⅱ 売上原価及び費用							
1. 売上原価		941,851	86.0	942,740	86.4	1,899,695	85.8
2. 販売費及び一般管理費		183,769	16.8	176,421	16.1	359,365	16.2
3. 支払利息		10,038	0.9	8,749	0.8	20,720	0.9
4. その他	(注16)	24,695	2.2	22,720	2.1	82,083	3.7
売上原価及び費用合計		1,160,353	105.9	1,150,630	105.4	2,361,863	106.6
Ⅲ 税金等調整前利益（△損失）		7,031	0.6	24,113	2.2	△13,070	△0.6
Ⅳ 法人税等							
1. 当期税額		10,162	0.9	6,817	0.6	19,278	0.9
2. 繰延税額		101	0.0	△291	0.0	9,238	0.4
法人税等合計		10,263	0.9	6,526	0.6	28,516	1.3
Ⅴ 少数株主持分損益控除前利益（△損失）		△3,232	△0.3	17,587	1.6	△41,586	△1.9
Ⅵ 少数株主持分損益（控除）		386	0.0	1,606	0.1	3,776	0.1
Ⅶ 中間（当期）純利益（△損失）		△3,618	△0.3	15,981	1.5	△45,362	△2.0
基本的1株当たり中間（当期）純利益（△損失）	(注15)	△34.90円		2.60円		△72.66円	
希薄化後1株当たり中間（当期）純利益（△損失）	(注15)	△34.90円		2.60円		△72.66円	

③【中間連結株主持分計算書】

区分	資本金				資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益累計額						自己株式（百万円）	包括利益（△損失）計（百万円）
	普通株式		優先株式（注4）											
	株式数（千株）	金額（百万円）	株式数（千株）	金額（百万円）			未実現有価証券評価損益（百万円）	為替換算調整額（百万円）	最小年金負債調整額（百万円）	年金債務調整額（百万円）	未実現デリバティブ評価損益（百万円）	計（百万円）		
平成18年３月31日現在	1,872,338	172,242	428,572	89,086	721,828	△466,951	21,184	△42,111	△84,958	－	－	△105,885	△7,428	
１．包括利益（△損失）：														
中間純損失						△3,618								△3,618
その他の包括利益（△損失）														
未実現有価証券評価損益（1,332百万円税引後）（注6）							△9,989					△9,989		△9,989
当期実現利益の組替（804百万円税引後）（注6）							△1,180					△1,180		△1,180
為替換算調整額								△1,862				△1,862		△1,862
未実現デリバティブ評価損益（注13）											△116	△116		△116
計														△16,765
２．自己株式の購入（152千株）													△39	
３．自己株式の売却（30千株）													13	
４．自己株式処分差損						△5								
５．株式に基づく報酬					46									
６．有益転換権の償却				32,033	31,592	△63,625								
平成18年９月30日現在	1,872,338	172,242	428,572	121,119	753,466	△534,199	10,015	△43,973	△84,958	－	△116	△119,032	△7,454	
平成19年３月31日現在	1,872,338	172,242	428,572	150,000	781,951	△633,315	16,592	△39,647	－	△128,119	－	△151,174	△7,696	
１．包括利益（△損失）：														
中間純利益						15,981								15,981
その他の包括利益（△損失）														
未実現有価証券評価損益（149百万円税引後）（注6）							△216					△216		△216
当期実現利益の組替（1,884百万円税引後）（注6）							△10,070					△10,070		△10,070
為替換算調整額								8,467				8,467		8,467
年金債務調整額（18百万円税引後）										2,937		2,937		2,937
計														17,099
２．自己株式の購入（184千株）													△35	
３．自己株式の売却他（23千株）													38	
４．自己株式処分差損						△5								
平成19年９月30日現在	1,872,338	172,242	428,572	150,000	781,951	△617,339	6,306	△31,180	－	△125,182	－	△150,056	△7,693	

区分	資本金				資本剰余金(百万円)	利益剰余金(百万円)	その他の包括利益累計額						自己株式(百万円)	包括利益(△損失)計(百万円)
	普通株式		優先株式(注4)											
	株式数(千株)	金額(百万円)	株式数(千株)	金額(百万円)			未実現有価証券評価損益(百万円)	為替換算調整額(百万円)	最小年金負債調整額(百万円)	年金債務調整額(百万円)	未実現デリバティブ評価損益(百万円)	計(百万円)		
平成18年3月31日現在	1,872,338	172,242	428,572	89,086	721,828	△466,951	21,184	△42,111	△84,958	－	－	△105,885	△7,428	
1．包括利益(△損失)：														
当期純損失						△45,362								△45,362
その他の包括利益(△損失)														
未実現有価証券評価損益(7,031百万円税引後)(注6)							△1,614					△1,614		△1,614
当期実現利益の組替(2,025百万円税引後)(注6)							△2,978					△2,978		△2,978
為替換算調整額								2,464				2,464		2,464
最小年金負債調整額(140百万円税引後)									27,286			27,286		27,286
計														△20,204
2．基準書第158号適用による調整-税効果調整後(172百万円税引後)									57,672	△128,119		△70,447		
3．自己株式の購入他(1,020千株)													△293	
4．自己株式の売却(59千株)													25	
5．自己株式処分差損						△11								
6．株式に基づく報酬					46									
7．有益転換権の償却				60,914	60,077	△120,991								
平成19年3月31日現在	1,872,338	172,242	428,572	150,000	781,951	△633,316	16,592	△39,647	－	△128,119	－	△151,174	△7,696	

④【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）金額（百万円）	当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）金額（百万円）	前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー				
1．中間（当期）純利益（△損失）		△3,618	15,981	△45,362
2．営業活動によるキャッシュ・フローの調整項目				
(1) 減価償却費及びその他の償却費		48,825	43,744	94,887
(2) 有価証券及び投資有価証券売却益		△3,803	△16,946	△10,198
(3) 有価証券及び投資有価証券評価損		1,000	685	5,839
(4) 固定資産減損		3,914	850	9,882
(5) 固定資産売却益		△11,388	△70	△11,235
(6) 繰延税金		101	△291	9,238
(7) 持分法による投資損益		4,100	△3,135	15,190
(8) 資産及び負債の変動額				
・受取手形及び売掛金の減少（△増加）		542	△26,953	134
・棚卸資産の増加		△52,319	△7,948	△19,219
・その他流動資産の減少（△増加）		△3,777	4,071	11,843
・その他の資産の減少（△増加）		2,586	△5,747	△7,487
・支払手形及び買掛金の増加		42,444	27,767	3,402
・未払税金の減少		△2,276	△400	△2,375
・その他流動負債の減少		△4,248	△3,053	△5,712
(9) その他（純額）		476	1,077	△56,351
営業活動によるキャッシュ・フロー計		22,559	29,632	△7,524
Ⅱ　投資活動によるキャッシュ・フロー				
1．売却可能有価証券の購入		△2,587	△231	△476
2．満期保有目的有価証券の購入		△800	－	△800
3．売却可能有価証券の売却		8,567	39,419	16,160
4．満期保有目的有価証券の償還		1,116	1	1,700

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
5．有形固定資産の売却代金		26,784	2,610	34,661
6．有形固定資産の購入による支払額		△35,930	△28,080	△66,607
7．定期預金の増減		－	△420	－
8．子会社株式取得による収入		－	－	427
9．子会社株式売却による収入（△支出）		1,124	△71	△3,443
10．その他（純額）		764	△1,219	1,512
投資活動によるキャッシュ・フロー計		△962	12,009	△16,866
Ⅲ 財務活動によるキャッシュ・フロー				
1．短期借入金の減少額		△17,223	△9,741	△39,155
2．長期負債の増加による入金額		2,455	1,898	3,358
3．金銭信託の払い出しによる収入	(注4)	72,800	60,600	176,800
4．長期負債の返済額		△38,042	△105,372	△78,122
5．少数株主への配当金の支払額		△376	△563	△730
6．自己株式の買戻し額（純額）		△31	△31	△149
7．少数株主からの払込収入		－	1,312	－
財務活動によるキャッシュ・フロー計		19,583	△51,897	62,002
Ⅳ 為替相場変動による現金及び現金等価物への影響額		1,491	△745	△426
Ⅴ 現金及び現金等価物の純増減額		42,671	△11,001	37,186
Ⅵ 現金及び現金等価物の期首残高		297,500	334,686	297,500
Ⅶ 現金及び現金等価物の中間（期末）残高		340,171	323,685	334,686

補足情報

支払利息の支払額		7,212	8,452	18,675
法人税等の支払額（純額）		8,593	7,452	23,997

（中間連結財務諸表注記）

1．会計処理の原則及び手続並びに中間連結財務諸表の表示方法

当社の中間連結財務諸表は、会計原則審議会意見書（APB Opinions）、財務会計基準審議会（FASB）の基準書等、米国で一般に認められた会計原則に基づいて作成している。ただし、セグメント情報はわが国の中間連結財務諸表規則に基づいて作成しており、米国財務会計基準審議会基準書第131号に基づくセグメント別財務報告は作成していない。

当社は、昭和44年にキュラソー預託証券（CDR）を発行するに当たり、昭和44年度に係る連結財務諸表を米国式で作成し株主等へ開示したが、それ以後継続して米国式連結財務諸表を作成し開示している。さらに昭和52年、米国店頭株式市場（NASDAQ）に米国預託証券（ADR）をアンスポンサードとして上場した際、米国証券取引委員会（SEC）に1934年証券取引所法に基づく米国証券取引委員会規則12ｇ３－２（ｂ）の適用申請を行い、承認されている。そのため、様式20－Ｆによる年次報告及び様式６－Ｋによる重要情報の開示は免除されているが、それに替わって米国式連結財務諸表を含むアニュアルレポート、セミアニュアルレポートをSECに提出している。

なお、当社は平成18年11月1日にADRのNASDAQ上場を廃止したが、上記のSECに承認された取扱は継続して適用されている。

当社が採用する会計処理の原則及び手続並びに中間連結財務諸表の表示方法のうち、わが国の連結財務諸表原則及び中間連結財務諸表規則に準拠して作成する場合との主要な相違内容は以下のとおりであり、金額的に重要なものについては税金等調整前利益に対する影響額を開示している。

(1) 固定資産の圧縮記帳

固定資産の圧縮記帳額は、その固定資産の取得原価に振戻している。

(2) 未払退職・年金費用

米国財務会計基準審議会基準書第87号「事業主の年金会計」及び第158号「確定給付型年金及びその他の退職後給付制度に関する事業主の会計－基準書第87号、第88号、第106号及び第132号改の改訂」に準拠して保険数理により計算された未払退職・年金費用の給付債務を計上しており、前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ1,137百万円（利益）、3,070百万円（利益）及び2,655百万円（利益）である。

(3) デリバティブ

デリバティブの処理は、米国財務会計基準審議会基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号及び149号によって一部改訂）に準拠している。

(4) 包括利益

米国財務会計基準審議会基準書第130号「包括利益の報告」に準拠し、包括利益を中間連結株主持分計算書に開示している。包括利益とは資本取引を除く資本勘定の増減と定義され、中間（当期）純利益とその他の包括利益から構成されている。その他の包括利益には未実現有価証券評価損益、未実現デリバティブ評価損益、最小年金負債調整額、年金債務調整額、及び為替換算調整勘定の増減が含まれている。

(5) 収益認識

収益の認識については、SEC職員会計広報第104号「財務諸表上の収益の認識」に準拠している。

(6) 企業結合

企業結合の処理は、米国財務会計基準審議会基準書第141号「企業結合」に準拠している。

(7) のれん及びその他の無形固定資産

のれん及びその他の無形固定資産の処理は、米国財務会計基準審議会基準書第142号「のれん及びその他の無形固定資産」に準拠している。

(8) 有益転換権

優先株式の有益転換権の処理は、米国発生問題専門委員会基準書98－05号「有益転換権もしくは偶発的調整可能転換率のある転換証券の会計処理」及び00－27号「特定の転換可能手段に対する米国発生問題専門委員会基準書98－05号の適用」に準拠している。

(9) リース会計

米国財務会計基準審議会基準書13号「リースの会計処理」に基づき、リース取引の契約内容が一定のキャピタル・リースの条件に該当する場合には、最低リース支払総額の現在価値またはリース資産の公正価値を、有形固定資産及びキャピタル・リース未払金に計上している。当該資産が償却資産の場合は、リース期間または見積耐用年数にわたり減価償却をしている。また、リース料支払額とキャピタル・リース未払金の取崩額との差額は支払利息に計上している。

(10) 新株発行費

新株発行費は、資本勘定の控除項目として処理することが米国の慣行であることから、これを費用として処理せず、税効果考慮後の額を資本剰余金から直接控除している。

(11) 変動持分事業体

米国財務会計基準審議会による解釈指針第46号（平成15年12月改訂）「変動持分事業体の連結」に基づき、当社が主たる受益者たる地位を有している変動持分事業体を連結している。

(12) 有価証券

一定の条件を充たす負債証券及び持分証券の処理は、米国財務会計基準審議会基準書第115号「特定の負債証券及び持分証券への投資の会計処理」に準拠している。これにより、売却可能有価証券に分類された有価証券は公正価値により評価し、未実現評価損益は損益計算に含めず税効果控除後の金額でその他の包括利益累計額として表示している。満期保有目的有価証券に分類された有価証券は、償却原価により評価している。

(13) 少数株主持分

連結貸借対照表上、少数株主持分は負債の部と資本の部の中間に独立の項目として表示している。

2．連結財務諸表作成の基礎

1．中期経営計画の進捗状況

当社はここ数年間グローバルな競争激化等により、厳しい経営環境にあったが、平成16年10月に発生した新潟県中越地震の影響もあり、平成17年３月期においては、171,544百万円という多額の連結最終損失を計上した。この全社的な危機を乗り越えるため、当社は平成17年11月に、事業ポートフォリオの見直しと再構築、コスト構造の変革、財務体質の強化を柱とした平成19年度までの３ヵ年の中期経営計画を策定した。

平成18年３月期は、２期連続の赤字となったものの、この中期経営計画に沿って、構造改革事業と位置づけた金融事業、有機ＥＬ事業の整理、不採算海外事業の清算を順次実行し、さらに、有利子負債削減、遊休資産の処分、人員削減を行った。

事業環境の大きな変化を踏まえ、平成18年11月に中期経営計画の一部を見直し、コア事業と位置づけていた事業を含めて戦略の練り直しを行い、着実な成長の実現を目指すべく抜本的構造改革の完遂及び収益の回復を進めるため、コア事業の中でも、投資を集中する事業を明確にした。

このような状況の下、平成19年３月期において、当社は半導体事業を分社化した。電化機器事業は中国ハイアール社との冷蔵庫事業の戦略的提携と国内製造からの撤退を実施し、携帯電話・デジタルカメラ事業については、急激な事業環境変化にも対応できる体制構築を急ぐため、徹底的な固定費の削減のための生産の海外移転を行った。その他不採算事業についても液晶パネル事業から撤退し、事業運営上効果の低い当社グループ会社の株式も原則売却する方向で改革を進めた。

2．今後の方針

中期経営計画の最終年度として、平成19年度は以下の施策を実行してゆく。

(1) コア事業について

パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジンの確立と全社利益の牽引を両立するための施策を打ち出し、特に、市場の伸長が著しい太陽電池事業については、戦略的投資を行い、生産体制を増強してゆく。

一方、携帯電話事業は、その後の同事業を取り巻く環境の変化を受け、当社内における同事業の位置づけ、及び他事業とのシナジー等を検討した結果、同事業の事業価値を最大化するためには、当社単独での事業展開を継続するよりも、他社への事業譲渡により経営基盤の強化を図る必要があるとの判断に至った。このような状況のもと、当社は平成19年10月に、京セラ株式会社との間で優先交渉権を付与し、今後交渉を行っていくための基本合意書を締結した。今後、最終合意に向けて協議を進めてゆく。

(2) 構造改革事業について

当社は、これまで半導体事業の発展・成長に向けた方策についてあらゆる可能性につき検討してきた。その結果、当社半導体事業については、事業売却や他社への譲渡は行わず、新中期経営計画における当社グループを構成する部品デバイス部門のひとつの基幹事業として育成していくという方針の下、今後当社グループ内での事業発展・成長の方策につき検討を進めていくこととした。また、テレビ事業についても、当社グループが強みを持つ北米に集中することにより、着実な収益の回復を目指してゆく。一方、電化機器事業については、国内営業改革などの施策を実施しており、今後とも利益の回復を最優先に事業を展開してゆく。

(3) 関係会社・生産拠点の再編（統廃合）

関係会社が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を引き続き推進する。

(4) 新中期経営計画の策定

さらに、今後の持続的な発展を目指し、中期事業戦略として策定する「マスタープラン」に基づき、事業ポートフォリオの再構築を検討し、平成20年度からの３ヵ年の新中期経営計画を確定してゆく。そして、この中で、①全社戦略に基づく投資の推進、②コスト削減の徹底、③海外展開の強化の方針に基づく経営施策を設定し、それぞれの施策の実行につとめる。

当社グループの今後の業績は、中期経営計画及びマスタープランの成否に依存しており、また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されているが、当中間連結会計期間の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産及び負債の調整は行っていない。

３．主要な会計処理の方針

(1) 連結の方針及び範囲

この中間連結財務諸表は当社及び子会社すべてを連結したものである。連結にあたっては、連結会社間の重要な取引及び諸勘定はすべて消去している。

関連会社に対する投資額は、軽微なものを除き未実現利益控除後、持分法により計算した価額をもって計上している。

また、米国財務会計基準審議会による解釈指針第46号（平成15年12月改訂。以下解釈指針第46号改という。）「変動持分事業体の連結」に基づき、当社が議決権行使以外の手段で財務上の持分を支配している変動持分事業体を連結している。

当中間連結会計期間末の連結子会社は194社、持分法適用会社は64社である。

(2) 会計上の見積り

一般に公正妥当と認められる会計原則に準拠して中間連結財務諸表を作成するためには、経営者による見積りや仮定が必要とされ、それによって中間決算日現在の資産及び負債の報告金額、偶発資産及び負債の開示、並びに中間連結会計期間の収益及び費用の金額が影響を受けている。実際の結果は、これらの見積りと異なることもある。

(3) 海外連結子会社等の財務諸表項目の換算方法

海外連結子会社等の財務諸表の資産及び負債項目は、中間決算日の為替相場、損益項目は期中平均為替相場によって円換算しており、その結果生じる換算差額はその他の包括利益累計額の構成要素である為替換算調整額として、資本の部に計上している。

(4) 現金等価物

定期預金を含め、取得日から３ヶ月以内に満期となる流動性の高い投資を現金等価物としている。

(5) 負債証券及び持分証券

売却可能有価証券は公正価値で評価されており、その他の包括利益累計額の構成要素である未実現有価証券評価損益は税引後の金額で資本の部に計上されている。また、売却可能有価証券は、その公正価値の下落が一時的である場合を除き、正味実現可能価額まで評価減を行い、その金額は損益として認識される。売却に伴う損益の算定における原価は、移動平均法によっている。満期保有目的有価証券は、償却原価により評価している。公正価値の算定が困難な有価証券は取得原価で評価している。

(6) 貸倒引当金

当社は営業債権及び利息を含む金融債権について、顧客が期日までに返済する能力があるか否かを考慮し、回収不能額を見積もった上で貸倒引当金を計上している。見積りには期日経過債権の回収期間、経験値及び現在の経営環境を含む様々な要因を考慮している。また、特定の顧客について債務の返済が困難であることが明らかになった場合には、債権の担保資産の公正価値を考慮の上、個別に引当を行う。

(7) 棚卸資産の評価

棚卸資産は、低価法で評価しており、製品及び仕掛品の取得価額は主として総平均法、その他の棚卸資産の取得価額は主として先入先出法によっている。

(8) 有形固定資産の減価償却方法

有形固定資産の減価償却費は、当該資産の見積耐用年数に基づき主として定率法で計算している。償却期間は、建物が５年から50年、機械装置及び備品が２年から20年の範囲となっている。

(9) 長期性資産の減損

有形固定資産などの長期性資産や償却対象の無形資産については、当該資産の帳簿価額が回収できないという事象や状況の変化が生じた場合において、減損に関する検討を実施している。減損が生じていると判断された場合、帳簿価額が公正価値を超過する金額について減損損失をその期に認識する。

(10) のれん及びその他の無形資産

企業結合により取得したのれん及び耐用年数が確定できない無形固定資産は償却せず、年一回及び減損の可能性を示す事象または状況の変化が生じた時点で減損の判定を行っている。これらの資産の公正価値は一般的に割引キャッシュ・フロー分析により算定している。

償却対象となる無形固定資産は主にソフトウエアで、その償却方法は定額法であり、償却年数は概ね３年から５年である。

(11) 広告宣伝費

広告宣伝費は原則として、発生時に費用計上している。

(12) 研究開発費

研究開発費は原則として、発生時に費用計上している。

(13) 製品保証引当金

製品保証引当金は収益の認識がなされた時点で過去の実績額に基づき計上している。

(14) 法人税等

繰延税金は税務上の資産及び負債と、財務会計上の資産及び負債との差異に起因する将来の見積り税効果について認識される。

繰延税金資産及び負債は現行の法定税率により測定され、税率変更による繰延税金資産及び負債への影響額は、その税率変更が制定された期間の損益として認識される。

実現可能性が低いとみなされる繰延税金資産については評価性引当金を計上している。

また、当期より米国財務会計基準審議会による解釈指針第48号「法人税等の不確実性に関する会計処理-米国財務会計基準審議会基準書第109号の解釈」を適用している。この解釈指針は、米国財務会計基準審議会基準書第109号「法人税等の会計処理」に基づき認識された法人税等の不確実性に関する会計処理を明確にしており、同基準書に従って会計処理される全ての税務ポジションの認識・測定に関する認識基準及び測定方法について規定している。

解釈指針第48号の適用に伴う当社及び連結子会社の財政状態及び経営成績へ与える影響は軽微であった。
なお、法人税等に係る利息及び課徴金等については、当期税額に含めて表示している。

(15) デリバティブ

当社は、外国為替及び金利の変動リスクを管理するためにデリバティブを利用している。利用している主なデリバティブは為替予約、金利スワップ及び通貨スワップである。当社は米国財務会計基準審議会基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号及び149号によって一部改訂）を適用している。当社は全てのデリバティブを中間連結貸借対照表上、資産または負債のいずれかとして認識し、公正価値で測定している。デリバティブの公正価値の変動は、基本的に当期の損益として計上している。ただし、キャッシュ・フローヘッジとして指定され、適格であると認められるデリバティブの公正価値の変動についてはその他の包括利益の一項目として計上し、ヘッジ対象のキャッシュ・フローの変動が損益に影響を与える時点まで、損益の実現を繰延べている。当社はヘッジ取引にかかるヘッジ手段とヘッジ対象の関係とともにリスクの管理目的及び戦略を全て文書化している。また、当社はヘッジの開始時点及び継続期間中に、ヘッジ取引に利用しているデリバティブがヘッジ対象のキャッシュ・フローを相殺しているか否かについてヘッジ取引開始時及びそれ以降も継続的に評価している。

(16) 株式に基づく報酬

当社は従来、会計原則審議会（APB）の意見書第25号「従業員に発行した株式の処理」を適用し、米国財務会計基準審議会基準書第148号「株式に基づく報酬の会計処理－適用措置及び開示－基準書第123号の改定」に従った開示を行ってきたが、平成18年度より米国財務会計基準審議会基準書第123号（平成16年改訂）「株式報酬」（以下、「基準書第123号（改訂）」）を適用した。基準書第123号（改訂）は株式報酬により発生する費用については、財務諸表に計上することを要求している。また基準書第123号（改訂）は、株式報酬を会計処理するための測定方法としての公正価値を規定し、また、従業員持株会によって保有されている株式を除き、株式報酬の会計処理において公正価値に基づいた測定方法を採用することを全ての企業に対して要求している。基準書第123号（改訂）適用による前中間連結会計期間及び前連結会計年度における影響は、重要ではなかった。

(17) 利益処分

利益処分は、翌事業年度において確定する当期に係る利益処分を、当期に繰上げて認識する方法（繰上方式）を採用している。

(18) 1株当たり中間（当期）純利益

基本的1株当たり中間（当期）純利益は、中間（当期）純利益を普通株式（除く自己株式）の期中加重平均株式数で除して算出している。希薄化後1株当たり中間（当期）純利益は転換社債及びストックオプションの希薄化効果を考慮して算出している。基本的及び希薄化後1株当たり中間（当期）純利益の計算は、注記15に示すとおりである。

(19) 収益の認識

収益の認識は、主として製品などの引渡し、あるいは役務の提供が実行され、販売価格が確定しているか、または確定可能で、回収可能性が合理的に確実になった時点において行っている。

米国発生問題専門委員会基準書01－09号「売主によって顧客または売主の製品の再販者に与えられる対価の会計」に従い、当社は買手（主として大型量販店）に対する拡売費を売上高の控除として計上している。

(20) 組替再表示

前中間連結会計期間の中間連結財務諸表及び前連結会計年度の連結財務諸表を、当中間連結会計期間の中間連結財務諸表の表示方法に合わせて組替再表示している。

4. 金銭信託

平成19年9月30日現在、金銭信託の残高は27,400百万円である。これは、平成18年3月14日に実施した第三者割当増資300,000百万円から、平成17年度に支出した35,200百万円、平成18年度に支出した構造改革による三洋半導体株式会社の分社化及び設備投資・研究開発の資金176,800百万円及び当中間連結会計期間に支出した設備投資・研究開発の資金60,600百万円を控除したものである。この信託資金の使途は、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に限定されている。

5. 棚卸資産

平成18年9月30日、平成19年9月30日及び平成19年3月31日現在の棚卸資産の内訳は次のとおりである。

区分	前中間連結会計期間末 (平成18年9月30日)	当中間連結会計期間末 (平成19年9月30日)	前連結会計年度 (平成19年3月31日)
製品（百万円）	213,050	175,606	185,487
仕掛品（百万円）	54,107	51,864	48,068
原材料（百万円）	107,892	111,468	95,553
合計（百万円）	375,049	338,938	329,108

6. 負債証券及び持分証券

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在、「有価証券」及び「投資有価証券及びその他の投資」に含まれる負債証券及び持分証券は、次のとおりである。

区分	前中間連結会計期間末 (平成18年９月30日)			
	原価（百万円）	公正価値（百万円）	未実現評価利益 (百万円)	未実現評価損失 (百万円)
売却可能有価証券				
負債証券	5,335	5,500	165	－
持分証券	43,182	59,524	18,271	1,929
売却可能有価証券計	48,517	65,024	18,436	1,929
満期保有目的有価証券				
負債証券	4,825	4,501	0	324
満期保有目的有価証券計	4,825	4,501	0	324
合計	53,342	69,525	18,436	2,253

区分	当中間連結会計期間末 (平成19年９月30日)			
	原価（百万円）	公正価値（百万円）	未実現評価利益 (百万円)	未実現評価損失 (百万円)
売却可能有価証券				
負債証券	338	559	221	－
持分証券	13,770	23,368	10,028	430
売却可能有価証券計	14,108	23,927	10,249	430
満期保有目的有価証券				
負債証券	4,278	3,991	－	287
満期保有目的有価証券計	4,278	3,991	－	287
合計	18,386	27,918	10,249	717

区分	前連結会計年度 （平成19年３月31日）			
	原価（百万円）	公正価値（百万円）	未実現評価利益（百万円）	未実現評価損失（百万円）
売却可能有価証券				
負債証券	－	－	－	－
持分証券	38,680	61,207	22,817	290
売却可能有価証券計	38,680	61,207	22,817	290
満期保有目的有価証券				
負債証券	4,222	3,955	4	271
満期保有目的有価証券計	4,222	3,955	4	271
合計	42,902	65,162	22,821	561

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在における原価法によって評価される市場性のない投資有価証券の投資額は、それぞれ14,636百万円、8,558百万円及び12,095百万円である。それら投資の公正価値に著しく不利な影響を及ぼす事象や状況の変化は見られなかった。

7. 売却予定資産

当中間連結会計期間末において、以下の売却予定資産が有形固定資産に含まれている。

事業所名	所在地	帳簿価額（百万円）	摘要
足利地区事業所	栃木県　足利市	1,261	土地、建物等
寮・社宅その他	群馬県　邑楽郡他	1,219	土地、建物等

遊休化している足利地区事業所（全社部門）については、工場閉鎖後社内で有効活用すべく検討を重ねてきたが、具体的な活用の方針を見出すに至らず、他社へ売却することが予定されている。

また、寮・社宅その他（全社部門）についても、さらなる資産の圧縮をはかり、当期及び来期中に順次売却予定である。

子会社の売却

今後、携帯電話販売代理店業界の競争がますます激化する事が予想される中、より一層充実したサービスをお客様へ提供し競争力ある事業体にするには、業界最大手と共に経営基盤の強化、及び事業展開を図る必要があると判断し、三洋電機としてテレコム三洋株式会社（以下、テレコム三洋）を三井物産株式会社の子会社であるテレパークへ売却することを決定し、平成19年９月14日に、株式譲渡契約を締結した。

なお、平成19年10月31日に株式譲渡を完了しており、テレコム三洋はその商号を「株式会社テレコムパーク」へ変更している。

当該株式譲渡における売却予定価格は、4,800百万円であり、当連結会計年度に約3,919百万円の売却益を見込んでいる。

当連結中間会計期間末現在、テレコム三洋売却に伴う売却予定資産及び負債は次のとおりである。

売却予定資産

流動資産	4,168 百万円
その他長期資産	1,226 百万円
資産計	5,394 百万円

売却予定負債

流動負債	4,513 百万円
負債計	4,513 百万円

8．リース

当社及び連結子会社は、機械装置及び備品の一部をキャピタル・リース及びオペレーティング・リースとして賃借している。

平成19年９月30日現在の解約不能なオペレーティング・リースによるリース料支払予定額は下記のとおりである。

	オペレーティング・リース
支払予定額	
１年以内（百万円）	1,498
１年超２年以内（百万円）	806
２年超３年以内（百万円）	468
３年超４年以内（百万円）	238
４年超５年以内（百万円）	131
５年超以降（百万円）	78
最低リース料支払予定額総額（百万円）	3,219

９．のれん及びその他の無形資産

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在におけるその他の資産に含まれるのれん及びその他の無形資産の金額は次のとおりである。

項目	前中間連結会計期間末 （平成18年９月30日）	当中間連結会計期間末 （平成19年９月30日）	前連結会計年度 （平成19年３月31日）
のれん（百万円）	2,641	2,641	2,641
無形固定資産（百万円）	25,286	22,080	25,137

10．担保資産

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在、連結子会社の借入金のうち、それぞれ1,082百万円、834百万円及び777百万円については、当該会社の有形固定資産が担保に供されており、その簿価は、それぞれ1,666百万円、2,043百万円及び1,599百万円である。

11．財務制限条項

シンジケートローン契約（平成19年９月30日現在、借入残高 100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。

コミットメントライン契約（平成19年９月30日現在、借入実行残高 -百万円、借入未実行残高 100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。

12. 契約債務及び偶発債務

賃借料は、主に事務所、倉庫等についての解約可能な賃借契約より生ずるものであり、その契約は慣例上更新される。賃借料の総額は重要ではない。（注記８参照）

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在、有形固定資産購入に関する拘束約定の金額はそれぞれ6,001百万円、4,068百万円及び11,828百万円である。

また、コンポーネント部門において、特定の原材料を平成30年までの期間にわたり購入する契約が結ばれている。これらの契約による平成19年９月30日現在の購入契約残高は、88,720百万円である。

平成18年９月30日、平成19年９月30日及び平成19年３月31日現在、通常の営業取引により生じた手形割引高及び借入債務保証に関する偶発債務の合計額は、それぞれ21,435百万円、20,019百万円及び21,816百万円である。当社は上記の手形割引及び借入債務保証について損失発生の見込みはないと考えている。

当社及び連結子会社は、数件の訴訟を受けている。しかし、当社は、これらの訴訟が当社の中間連結財務諸表に重要な影響を及ぼすことはないと考えている。

13. デリバティブ

リスク管理方針

当社及び連結子会社は世界のさまざまな場所において電子機器の生産、販売を行っている。当社及び連結子会社の事業活動は外国為替や金利の変動に関するリスクにさらされている。デリバティブは、社内で承認されたリスクマネジメント規定に基づいて保有されており、当社及び連結子会社は、ある特定のデリバティブを、予定取引も含めた外国為替及び金利の変動リスクを管理するために利用している。なお、当社はデリバティブをトレーディング目的には保有していない。

外国為替リスク管理

当社及び一部の連結子会社は、外国為替のリスクマネジネント方針を策定し、当該方針に基づいて外国為替の変動リスクを低減させ、極小化するためにデリバティブを利用している。主な先物為替予約及び通貨スワップについては、ヘッジ会計を適用しておらず、当該契約の公正価値の変動から生じる損益と外貨建資産・負債から生じる換算差損益は中間連結損益計算書の為替差損益に計上されている。

金利リスク管理

当社及び一部の連結子会社は、金利のリスクマネジネント方針を策定し、当該方針に基づいて金利の変動リスクを減少させるためにデリバティブを利用している。その具体的な目的は、借入債務の条件を調整することにより金利の変動に対処すること、もしくは借入利息を低減させることにある。

公正価値ヘッジ

当社及び一部の連結子会社は固定金利借入債務を変動金利債務に変換するためにスワップ契約を締結している。調達コストは結果として変動金利借入金を直接調達したときよりも低くなる。金利スワップ契約の下では、想定元本に基づいて計算された変動金利と固定金利の差額を交換する。

公正価値ヘッジとして指定されたデリバティブの公正価値及びそのヘッジ対象物の公正価値は貸借対照表に計上され、それぞれの公正価値の変動は通常支払利息と相殺される。当中間連結会計期間で公正価値ヘッジとして判定されなくなった取引はない。当中間連結会計期間において支払利息と相殺されたヘッジの非有効性部分に重要性はない。

キャッシュ・フローヘッジ

当社及び一部の連結子会社は変動金利借入債務の金利変動をヘッジするために変動金利受取、固定金利支払のスワップ契約を締結している。

これらのキャッシュ・フローヘッジにあたるデリバティブの公正価値は中間連結貸借対照表に計上されている。その他の包括利益に計上されたヘッジの有効部分の公正価値の変動は、ヘッジ対象物の損益の実現によりその他の包括利益から支払利息へ組替えられている。当中間連結会計期間においてヘッジが有効と判定されなくなった取引はない。当中間連結会計期間において支払利息に計上されたヘッジの非有効性部分に重要性はない。

14. 優先株式

当社は、平成18年1月25日、構造改革の一段の加速・推進並びに今後のコア事業を中心とした成長戦略に必要な設備投資等を行うために、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社、ゴールドマン・サックス・グループ及び株式会社三井住友銀行と株式引受契約を締結した。

平成18年2月24日開催の臨時株主総会において第1回A種優先株式182,600,000株及び第1回B種優先株式246,100,000株の発行が承認され、平成18年3月14日に第1回A種優先株式及び第1回B種優先株式を182,542,200株及び246,029,300株、発行価格それぞれ1株700円、合計127,780百万円及び172,220百万円で発行した。

発行した優先株式の概要は以下のとおりである。

〈第１回Ａ種優先株式〉

①第１回Ａ種優先株式１株(発行価額700円)は、平成19年３月14日以降平成38年３月13日までの間、当社普通株式10株(転換比率１：10)に転換する旨の転換予約権を有している。したがって、第１回Ａ種優先株式１株は、普通株式10株に転換されることになる。

②第１回Ａ種優先株式の配当金または中間配当金は、普通株主及び他の種類株主と同順位で、普通株式１株当たりの配当金または中間配当金に、その時点の上記①の転換比率を乗じた額となっている。

③第１回Ａ種優先株式の残余財産は、第１回Ａ種優先株式１株につき700円を、普通株主に優先する。

④第１回Ａ種優先株式は、株主総会において議決権を有する。

⑤第１回Ａ種優先株式の１単元の株式数(100株)は、普通株式の１単元の株式数(1,000株)の10分の１となっている。

〈第１回Ｂ種優先株式〉

①第１回Ｂ種優先株式１株(発行価額700円)は、払込期日の翌日以降平成38年３月13日までの間、当社普通株式10株(転換比率１：10)に転換する旨の転換予約権が付されている。したがって、第１回Ｂ種優先株式１株は、普通株式10株に転換されることになる。

②第１回Ｂ種優先株式の配当金または中間配当金は、普通株主及び他の種類株主と同順位で、普通株式１株当たりの配当金または中間配当金に、その時点の上記①の転換比率を乗じた額となっている。

③第１回Ｂ種優先株式の残余財産は、第１回Ｂ種優先株式１株につき700円を、普通株主に優先する。

④第１回Ｂ種優先株式は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

⑤第１回Ｂ種優先株式の１単元の株式数(100株)は、普通株式の１単元の株式数(1,000株)の10分の１となっている。

なお、米国財務会計基準審議会基準書第150号「負債及び資本の両者の特徴をもつ金融商品の会計処理」に基づいて検討を行った結果、当該優先株式には強制償還条項はなく、株式買戻し及びその債務の自社資産による精算が要求される自社の発行済株式以外の金融商品ではなく、また、普通株式への転換に際して発行数量が変動する条件もないため、資本に区分している。

15. １株当たり中間（当期）純利益

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における１株当たり中間（当期）純利益は次のとおりである。

項目	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
基本的１株当たり中間（当期）純利益の計算			
利益（百万円）（分子）			
中間（当期）純利益（△損失）	△3,618	15,981	△45,362
普通株主に帰属しない金額	△2,526	11,156	△31,666
有益転換権償却	△63,625	―	△120,991
調整後中間（当期）純利益（△損失）	△64,717	4,825	△134,687
株式数（千株）（分母）			
加重平均株式数	1,854,400	1,853,410	1,853,675
基本的１株当たり中間（当期）純利益（△損失）（円）	△34.90	2.60	△72.66
希薄化後１株当たり中間（当期）純利益の計算			
利益（百万円）（分子）			
中間（当期）純利益（△損失）	△3,618	15,981	△45,362
普通株主に帰属しない金額	△2,526	11,156	△31,666
有益転換権償却	△63,625	―	△120,991
調整後中間（当期）純利益（△損失）	△64,717	4,825	△134,687
株式数（千株）（分母）			
加重平均株式数	1,854,400	1,853,410	1,853,675
希薄化後１株当たり中間（当期）純利益（△損失）（円）	△34.90	2.60	△72.66

16. 連結損益計算書の補足情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における連結損益計算書の補足情報は次のとおりである。

その他の収益及び費用

項目	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
営業外収益・その他の内訳			
為替差益（百万円）	100	－	－
有価証券及び投資有価証券売却益（百万円）	3,803	16,946	10,198
賃貸料（百万円）（ａ）	1,454	1,170	2,681
持分法による投資損益（百万円）	△4,100	3,135	△15,190
固定資産売却益（百万円）	11,952	70	11,235
その他（百万円）	9,077	5,603	23,228
合計（百万円）	22,286	26,924	32,152
営業外費用・その他の内訳			
構造改革費用（百万円）（ｂ）	4,142	1,285	25,006
為替差損（百万円）	－	3,179	1,416
有価証券及び投資有価証券評価損（百万円）	1,000	685	5,839
固定資産の減損（百万円）（ｃ）	3,253	706	7,998
その他（百万円）	16,300	16,865	41,824
合計（百万円）	24,695	22,720	82,083

（ａ）賃貸料

賃貸料は、主に、第三者に対する、オフィススペース使用料に関するものである。

（ｂ）構造改革費用

当グループでは平成17年７月よりスタートした新ビジョン「Ｔｈｉｎｋ　ＧＡＩＡ」に基づく「SANYO EVOLUTION PROJECT」に基づき、本格的な事業の選択と集中に着手し、抜本的な構造改革の推進している。構造改革ではすべての事業ポートフォリオを見直し、コア事業、構造改革事業の2つに区分けし、対処している。

前中間連結会計期間では、構造改革の完遂に向け、半導体事業（コンポーネント部門）、ＡＶ事業（コンシューマ部門）、フォトニクス事業（コンポーネント部門）を中心に構造改革費用4,142百万円を計上している。

前連結会計年度では、これらの事業に電化機器事業（コンシューマ部門）を加えて構造改革費用25,006百万円を計上している。

当中間連結会計期間では、半導体事業（コンポーネント部門）、電化機器事業（コンシューマ部門）、ＡＶ事業（コンシューマ部門）を中心に構造改革費用1,285百万円を計上しており、その内訳は、以下のとおりである。

項目	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
半導体事業（百万円）	1,060	26	5,902
電化機器事業（百万円）	－	144	1,543
ＡＶ事業（テレビ等）（百万円）	818	169	2,903
フォトニクス事業（百万円）	527	－	533
退職加算金（百万円）	1,737	946	14,102
資産の売却（百万円）	－	－	23
合計（百万円）	4,142	1,285	25,006

半導体事業

半導体事業においては平成17年度に発表した中期経営計画において構造改革事業として位置づけ、前中間連結会計期間に、1,060百万円の構造改革費用を計上した。

前連結会計年度に、同事業は独立した事業体への変革を目指し、平成18年7月に分社化する一方、さらなる生産効率の向上を目的として、生産ラインの再編を実施し、結果として5,902百万円の構造改革費用を計上した。

当中間連結会計期間には、同事業にて26百万円の構造改革費用を計上している。

電化機器事業

前連結会計年度に、電化機器事業においては、中国ハイアール社との家庭用冷蔵庫事業の提携と国内製造からの撤退、国内営業改革などの施策を実施し、1,543百万円の構造改革費用を計上した。

当中間連結会計期間に、同事業にて144百万円の構造改革費用を計上しており、事業用資産の将来の収益性を見直したことによる固定資産の減損である。

ＡＶ事業(テレビ等)

ＡＶ事業においては、ＴＶ事業を中心に事業構造改革を推進しており、当社グループが強みを持つ北米への集中を行っている。前中間連結会計期間、前連結会計年度には、それぞれ、818百万円、2,903百万円の構造改革費用を計上している。

当中間連結会計期間には、169百万円の構造改革費用を計上しており、主に海外子会社にて人員削減を実施したことによる退職加算金である。

フォトニクス事業

フォトニクス事業においては、赤字が継続していたことから構造改革事業と位置づけ、前中間連結会計期間及び前連結会計年度において、それぞれ527百万円、533百万円の構造改革費用を計上している。

退職加算金

前中間連結会計期間及び当中間連結会計期間における退職加算金は主に、労働条件変更に伴う補償を転籍者に対し一時金として支払うという、全社の構造改革プランに係わるものである。前連結会計年度における退職加算金は主に、当プラン廃止に伴い実施した優遇経過措置に係わるものである。

（ｃ）固定資産の減損

前中間連結会計期間及び前連結会計年度において、それぞれ3,253百万円及び7,998百万円の固定資産の減損を計上しており、これらは、平成17年度に策定した中期経営計画を推進した結果、当該資産の帳簿価額を回収可能価額まで減額したものである。

当中間連結会計期間において、706百万円の固定資産の減損を計上している。

これは、主に売却予定資産及び遊休資産における市場価値の下落により、当該資産の帳簿価額を回収可能価額まで減額したものである。

この減損は資産の帳簿価額と将来見積キャッシュ・フローの現在価値との差額として計算される。

17. セグメント情報

当社は連結損益計算書の表示形式として、シングルステップ方式（総収益から売上原価及び費用を控除し、段階利益を表示しない方式）を採用している。これに伴い、セグメント情報における営業利益（損失）は、日本の会計慣行に従い、売上高及びその他の営業収益から売上原価、販売費及び一般管理費を控除して算出している。米国で一般に公正妥当と認められた会計原則では、（中間）連結損益計算書において、特定の費用（例えば再構築及び減損費用、異常な製品保証費等）は営業利益（損失）に含まれる。

【事業の種類別セグメント情報】

項目	前中間連結会計期間（平成18年４月１日～平成18年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	498,974	131,676	439,667	71,144	1,141,461	―	1,141,461
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	2,804	607	16,262	2,394	22,067	△22,067	―
計	501,778	132,283	455,929	73,538	1,163,528	△22,067	1,141,461
営業費用	505,692	125,090	427,136	72,136	1,130,054	△4,434	1,125,620
営業利益（△損失）	△3,914	7,193	28,793	1,402	33,474	△17,633	15,841

項目	当中間連結会計期間（平成19年４月１日～平成19年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	470,883	129,669	472,395	70,025	1,142,972	―	1,142,972
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	3,800	906	8,024	1,529	14,259	△14,259	―
計	474,683	130,575	480,419	71,554	1,157,231	△14,259	1,142,972
営業費用	475,176	128,281	444,587	70,104	1,118,148	1,013	1,119,161
営業利益（△損失）	△493	2,294	35,832	1,450	39,083	△15,272	23,811

項目	前連結会計年度（平成18年４月１日～平成19年３月31日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	1,011,371	274,151	872,560	150,546	2,308,628	―	2,308,628
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	6,291	1,207	28,113	4,043	39,654	△39,654	―
計	1,017,662	275,358	900,673	154,589	2,348,282	△39,654	2,308,628
営業費用	1,019,335	260,877	833,066	150,074	2,263,352	△4,292	2,259,060
営業利益（△損失）	△1,673	14,481	67,607	4,515	84,930	△35,362	49,568

(注) 1．事業区分の方法

製品の種類・性質、販売市場等の類似性に基づき、「コンシューマ部門」「コマーシャル部門」「コンポーネント部門」「その他部門」に区分している。

2．各事業区分に属する主な製品

コンシューマ部門　：テレビ・ビデオテープレコーダー・ＤＶＤプレーヤー・プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器、冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン・吸収式冷凍機等の業務用機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

その他部門　　　　：物流、保守等

3．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間17,240百万円、当中間連結会計期間14,628百万円及び前連結会計年度35,562百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【所在地別セグメント情報】

項目	前中間連結会計期間（平成18年４月１日～平成18年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	620,282	262,567	179,145	79,467	1,141,461	－	1,141,461
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	349,538	278,233	4,602	1,867	634,240	△634,240	－
計	969,820	540,800	183,747	81,334	1,775,701	△634,240	1,141,461
営業費用	950,308	534,770	175,942	81,526	1,742,546	△616,926	1,125,620
営業利益（△損失）	19,512	6,030	7,805	△192	33,155	△17,314	15,841

項目	当中間連結会計期間（平成19年４月１日～平成19年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	586,341	273,491	178,622	104,518	1,142,972	－	1,142,972
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	308,566	316,563	4,215	4,055	633,399	△633,399	－
計	894,907	590,054	182,837	108,573	1,776,371	△633,399	1,142,972
営業費用	867,011	578,212	181,129	109,305	1,735,657	△616,496	1,119,161
営業利益（△損失）	27,896	11,842	1,708	△732	40,714	△16,903	23,811

項目	前連結会計年度（平成18年４月１日～平成19年３月31日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	1,265,262	505,282	359,583	178,501	2,308,628	－	2,308,628
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	696,777	580,588	9,147	8,635	1,295,147	△1,295,147	－
計	1,962,039	1,085,870	368,730	187,136	3,603,775	△1,295,147	2,308,628
営業費用	1,904,317	1,066,778	362,550	186,919	3,520,564	△1,261,504	2,259,060
営業利益（△損失）	57,722	19,092	6,180	217	83,211	△33,643	49,568

（注）１．国又は地域の区分は、地理的近接度によっている。

２．本邦以外の区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム、フィリピン

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア、ハンガリー、アラブ首長国連邦

３．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間17,240百万円、当中間連結会計期間14,628百万円及び前連結会計年度35,562百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【海外売上高】

項目	前中間連結会計期間（平成18年４月１日～平成18年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	313,931	183,125	119,755	616,811
Ⅱ　連結売上高及びその他の営業収益（百万円）				1,141,461
Ⅲ　海外売上高及びその他の営業収益の割合(%)	27.5	16.0	10.5	54.0

項目	当中間連結会計期間（平成19年４月１日～平成19年９月30日）				
	アジア	北米	欧州	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	352,180	188,397	116,344	34,847	691,768
Ⅱ　連結売上高及びその他の営業収益（百万円）					1,142,972
Ⅲ　海外売上高及びその他の営業収益の割合(%)	30.8	16.5	10.2	3.0	60.5

項目	前連結会計年度（平成18年４月１日～平成19年３月31日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	650,544	374,515	243,660	1,268,719
Ⅱ　連結売上高及びその他の営業収益（百万円）				2,308,628
Ⅲ　海外売上高及びその他の営業収益の割合(%)	28.2	16.2	10.6	55.0

（注）１．国又は地域の区分は、地理的近接度によっている。

２．各区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム

(2) 北　米……米国、カナダ

(3) 欧　州……イギリス、ドイツ、イタリア

(4) その他……オーストラリア、ニュージーランド、アラブ首長国連邦

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

４．「欧州」の海外売上高は従来、「その他」に含めて表示していたが、当該地域における売上高が連結売上高の10%を超えることとなったため、当中間連結会計期間より、区分掲記している。

なお、前中間連結会計期間及び前連結会計年度の「その他」に含まれる「欧州」の海外売上高及びその他の営業収益並びに、海外売上高及びその他の営業収益の割合は次のとおりである。

前中間連結会計期間　88,001百万円　(7.7%)

前連結会計年度　182,014百万円　(7.9%)

(2)【その他】

該当事項はない。

【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成18年9月30日)			当中間会計期間末 (平成19年9月30日)			前事業年度の要約貸借対照表 (平成19年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金		109,224			29,806			154,644		
2 金銭信託		192,000			27,400			88,000		
3 受取手形	(※1)	19,732			25,285			20,537		
4 売掛金		208,012			284,480			226,394		
5 棚卸資産		74,883			83,257			71,202		
6 有価証券		−			89,000			−		
7 未収入金		−			85,301			40,327		
8 その他		98,488			25,875			39,734		
貸倒引当金		△5,723			△5,855			△3,922		
流動資産合計			696,618	55.7		644,552	52.1		636,918	52.3
Ⅱ 固定資産										
1 有形固定資産	(※2)									
(1) 建物		76,597			71,244			71,940		
(2) 機械及び装置		69,082			69,148			66,607		
(3) 土地		39,841			40,710			39,161		
(4) その他		27,952			28,800			27,044		
有形固定資産合計		213,474			209,904			204,753		
2 無形固定資産		10,822			9,282			10,250		
3 投資その他の資産										
(1) 投資有価証券		311,745			336,221			332,972		
(2) 長期貸付金		8,652			3,842			2,367		
(3) その他		16,220			45,386			41,267		
貸倒引当金		△6,198			△11,958			△9,991		
投資その他の資産合計		330,419			373,492			366,616		
固定資産合計			554,716	44.3		592,679	47.9		581,620	47.7
資産合計			1,251,335	100.0		1,237,231	100.0		1,218,538	100.0

区分	注記番号	前中間会計期間末 （平成18年９月30日） 金額（百万円）		構成比 （%）	当中間会計期間末 （平成19年９月30日） 金額（百万円）		構成比 （%）	前事業年度の要約貸借対照表 （平成19年３月31日） 金額（百万円）		構成比 （%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形	（※１）	218			535			41		
2　買掛金		254,889			302,132			265,044		
3　短期借入金		9,201			44,319			20,000		
4　一年内償還社債		80,000			20,000			80,000		
5　未払金		81,537			92,580			80,940		
6　未払法人税等		450			662			419		
7　製品保証引当金		1,182			3,092			3,676		
8　その他		45,896			91,911			73,155		
流動負債合計			473,376	37.8		555,233	44.9		523,277	42.9
Ⅱ　固定負債										
1　社債		160,000			140,000			160,000		
2　長期借入金	（※６）	100,350			88,350			80,350		
3　退職給付引当金		89,848			79,569			81,986		
4　関係会社損失引当金		25,681			3,960			18,.761		
5　その他		8,749			5,504			8,054		
固定負債合計			384,630	30.8		317,383	25.6		349,152	28.7
負債合計			858,007	68.6		872,617	70.5		872,430	71.6

区分	注記番号	前中間会計期間末（平成18年９月30日）			当中間会計期間末（平成19年９月30日）			前事業年度の要約貸借対照表（平成19年３月31日）		
		金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
（純資産の部）										
Ⅰ　株主資本										
1　資本金			322, 242	25. 8		322, 242	26. 0		322, 242	26. 4
2　資本剰余金										
(1) 資本準備金		384, 771			384, 771			384, 771		
資本剰余金合計			384, 771	30. 7		384, 771	31. 1		384, 771	31. 6
3　利益剰余金										
(1) 利益準備金		33, 904			33, 904			33, 904		
(2) その他利益剰余金										
特別償却準備金		3, 223			1, 633			1, 633		
退職給与積立金		300			300			300		
配当準備積立金		14, 160			14, 160			14, 160		
固定資産圧縮積立金		119			－			－		
繰越利益剰余金		△365, 681			△389, 180			△410, 174		
利益剰余金合計			△313, 973	△25. 1		△339, 182	△27. 4		△360, 176	△29. 6
4　自己株式			△7, 454	△0. 6		△7, 511	△0. 6		△7, 485	△0. 6
株主資本合計			385, 585	30. 8		360, 319	29. 1		339, 351	27. 8
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			8, 357	0. 7		4, 401	0. 4		6, 770	0. 6
2　繰延ヘッジ損益			△614	△0. 1		△107	△0. 0		△12	△0. 0
評価・換算差額等合計			7, 742	0. 6		4, 294	0. 4		6, 757	0. 6
純資産合計			393, 328	31. 4		364, 614	29. 5		346, 108	28. 4
負債純資産合計			1, 251, 335	100. 0		1, 237, 231	100. 0		1, 218, 538	100. 0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）		百分比（%）	当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）金額（百万円）		百分比（%）	前事業年度の要約損益計算書（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			593,713	100.0		694,319	100.0		1,215,914	100.0
Ⅱ 売上原価			517,903	87.2		606,131	87.3		1,058,674	87.1
売上総利益			75,809	12.8		88,188	12.7		157,239	12.9
Ⅲ 販売費及び一般管理費			87,471	14.8		79,147	11.4		173,617	14.2
営業利益			－			9,041	1.3		－	
営業損失			11,661	△2.0		－			16,377	△1.3
Ⅳ 営業外収益										
1 受取利息		847			1,432			1,968		
2 受取配当金		4,159			4,234			5,313		
3 その他		12,758			10,578			26,557		
営業外収益合計			17,764	3.0		16,246	2.3		33,840	2.8
Ⅴ 営業外費用										
1 支払利息		2,759			4,515			5,554		
2 その他		12,242			15,689			33,183		
営業外費用合計			15,002	2.5		20,205	2.9		38,738	3.2
経常利益			－			5,082	0.7		－	
経常損失			8,899	△1.5		－			21,276	△1.7
Ⅵ 特別利益	(※1)		12,632	2.1		22,327	3.2		17,254	1.4
Ⅶ 特別損失	(※2,4)		13,489	2.2		4,028	0.5		49,838	4.1
税引前中間純利益			－			23,381	3.4		－	
税引前中間（当期）純損失			9,755	△1.6		－			53,860	△4.4
法人税、住民税及び事業税		1,481			2,605			3,986		
法人税等調整額		△288	1,192	0.2	△223	2,382	0.4	△702	3,284	0.3
中間純利益			－			20,999	3.0		－	
中間（当期）純損失			10,948	△1.8		－			57,144	△4.7

③【中間株主資本等変動計算書】

前中間会計期間（自平成18年４月１日　至平成18年９月30日）

	株主資本										
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	322,242	384,771	33,904	4,309	300	14,160	119	△355,813	△303,020	△7,427	396,565
中間会計期間中の変動額											
特別償却準備金の取崩				△1,086				1,086	－		－
中間純利益								△10,948	△10,948		△10,948
自己株式の取得										△38	△38
自己株式の処分								△5	△5	12	7
株主資本以外の項目の中間会計期間中の変動額（純額）											
中間会計期間中の変動額合計（百万円）	－	－	－	△1,086	－	－	－	△9,867	△10,953	△26	△10,979
平成18年９月30日　残高（百万円）	322,242	384,771	33,904	3,223	300	14,160	119	△365,681	△313,973	△7,454	385,585

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	10,825	－	10,825	407,390
中間会計期間中の変動額				
特別償却準備金の取崩				－
中間純利益				△10,948
自己株式の取得				△38
自己株式の処分				7
株主資本以外の項目の中間会計期間中の変動額（純額）	△2,467	△614	△3,082	△3,082
中間会計期間中の変動額合計（百万円）	△2,467	△614	△3,082	△14,062
平成18年９月30日　残高（百万円）	8,357	△614	7,742	393,328

当中間会計期間（自平成19年４月１日　至平成19年９月30日）

	株主資本										
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成19年３月31日　残高（百万円）	322,242	384,771	33,904	1,633	300	14,160	－	△410,174	△360,176	△7,485	339,351
中間会計期間中の変動額											
中間純利益								20,999	20,999		20,999
自己株式の取得										△35	△35
自己株式の処分								△5	△5	9	4
株主資本以外の項目の中間会計期間中の変動額（純額）											
中間会計期間中の変動額合計（百万円）	－	－	－	－	－	－	－	20,994	20,994	△25	20,968
平成19年９月30日　残高（百万円）	322,242	384,771	33,904	1,633	300	14,160	－	△389,180	△339,182	△7,511	360,319

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成19年３月31日　残高（百万円）	6,770	△12	6,757	346,108
中間会計期間中の変動額				
中間純利益				20,999
自己株式の取得				△35
自己株式の処分				4
株主資本以外の項目の中間会計期間中の変動額（純額）	△2,368	△94	△2,462	△2,462
中間会計期間中の変動額合計（百万円）	△2,368	△94	△2,462	18,505
平成19年９月30日　残高（百万円）	4,401	△107	4,294	364,614

前事業年度の株主資本等変動計算書（自平成18年４月１日　至平成19年３月31日）

	株主資本										
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成18年3月31日 残高（百万円）	322, 242	384, 771	33, 904	4, 309	300	14, 160	119	△355, 813	△303, 020	△7, 427	396, 565
事業年度中の変動額											
特別償却準備金の取崩				△2, 676				2, 676	−		−
固定資産圧縮積立金取崩							△119	119	−		−
当期純損失								△57, 144	△57, 144		△57, 144
自己株式の取得									−	△81	△81
自己株式の処分								△11	△11	24	12
株主資本以外の項目の事業年度中の変動額（純額）											
事業年度中の変動額合計（百万円）	−	−	−	△2, 676	−	−	△119	△54, 360	△57, 156	△57	△57, 214
平成19年3月31日 残高（百万円）	322, 242	384, 771	33, 904	1, 633	300	14, 160	−	△410, 174	△360, 176	△7, 485	339, 351

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年3月31日 残高（百万円）	10, 825	−	10, 825	407, 390
事業年度中の変動額				
特別償却準備金の取崩				−
当期純損失				△57, 144
自己株式の取得				△81
自己株式の処分				12
株主資本以外の項目の事業年度中の変動額（純額）	△4, 055	△12	△4, 068	△4, 068
事業年度中の変動額合計（百万円）	△4, 055	△12	△4, 068	△61, 282
平成19年3月31日 残高（百万円）	6, 770	△12	6, 757	346, 108

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
当社は、前々事業年度に 169,930百万円、前事業年度に 149,406百万円の当期純損失を計上し、当中間会計期間においても10,948百万円の中間純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。 １．中期経営計画の進捗状況 ここ数年間はグローバルな競争激化等により、当社は厳しい経営環境にあり、こうした中、平成16年10月に発生した新潟県中越地震の影響もあり、前々連結会計年度においては、171,544百万円という多額の連結最終赤字を計上した。こうした全社的な危機を乗り越えるため、平成17年７月に新ビジョン「Think GAIA」を打ち出し、企業価値向上に向けて、抜本的構造改革の推進と、コア事業への経営資源のシフトを加速した。そして、再構築、成長への決意を宣言し、具体的には、①事業の選択と集中を明確化すること、②抜本的かつ具体性のある構造改革（事業のリストラ）を断行すること、③経営全般にわたる非効率（ムリ、ムラ、ムダ）を排除し収益力を強化すること、④競争の激しい業界にあって生き残るためにも有利子負債を削減し、財務体質の強化を図ること、といった施策を当社グループ全体をあげて、早急かつ具体的に実行に移すとともに、⑤コア事業への経営資源の投入とリスクをミニマイズし十分な将来キャッシュ・フローを創出し得るための明確な成長戦略が必要となると判断し、平成17年11月に、「強い三洋電機の復活」を目指す中期経営計画を策定した。	当社は、前々事業年度に149,406百万円、前事業年度に57,144百万円の当期純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定の上推進し、当中間会計期間において、20,999百万円の中間純利益を計上した。 １．中期経営計画の進捗状況 ここ数年間はグローバルな競争激化等により、当社は厳しい経営環境にあり、こうした中、平成16年10月に発生した新潟県中越地震の影響もあり、平成17年３月期においては、171,544百万円という多額の連結最終赤字を計上した。こうした全社的な危機を乗り越えるため、当社は平成17年11月に①事業ポートフォリオの見直しと再構築②コスト構造の変革③財務体質の強化を柱とした平成19年度までの中期経営計画（３ケ年）を策定した。 平成18年３月期は、２期連続の赤字となったものの、この中期経営計画に沿って、構造改革事業と位置づけた金融事業、有機ＥＬ事業の整理、不採算海外事業の清算を順次実行し、さらに、有利子負債の削減、遊休資産の処分、人員削減を実行した。 事業環境の大きな変化を踏まえ、平成18年11月に中期経営計画の一部を見直し、コア事業と位置づけていた事業を含めて戦略の練り直しを行い、着実な成長の実現を目指すべく抜本的構造改革の完遂及び収益の回復を進めるため、コア事業の中でも、投資を集中する事業を明確にした。	当社は、前々事業年度に 169,930百万円、前事業年度に 149,406百万円の多額の当期純損失を計上し、また、当事業年度においても 57,144百万円の当期純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。 １．中期経営計画の進捗状況 当社はここ数年間グローバルな競争激化等により、厳しい経営環境にあったが、平成16年10月に発生した新潟県中越地震の影響もあり、平成17年３月期決算においては、171,544百万円という多額の連結最終損失を計上するに至った。こうした全社的な危機を乗り越えるため、当社は平成17年11月に、平成19年度までの３ヵ年の中期経営計画を策定し、これに沿った事業ポートフォリオの見直しと再構築、コスト構造の変革、財務体質の強化などを着実に実行してきた。 (1) 平成18年３月期の進捗 平成18年３月期は、 205,661百万円と多額の連結最終赤字を計上し、２期連続の赤字となったものの、この中期経営計画に沿って、構造改革事業と位置づけた金融事業、有機ＥＬ事業等に目処をつけることができた。また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行に移し、さらに、有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことが出来た。

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
前事業年度は、 205,661百万円というさらに多額の連結最終赤字を計上し、２期連続の赤字となったものの、中期経営計画に沿って構造改革事業と位置付けていた半導体事業、金融事業、有機ＥＬ事業等に目処をつけるとともに、テレビ事業については競争力強化のため他社との合弁会社設立の基本合意締結を行った。また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行し、さらに有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことができた。 当事業年度に入り、半導体事業に関して、分社化実施、固定費の削減を実行、一方、落ち込んでいた売上が回復基調に乗り、昨年度の赤字から黒字転換し収益に貢献できる事業となった。一方、白物家電・テレビ事業については、昨年度の中期経営計画で想定していた以上の抜本的構造改革を推し進め、10月には中国ハイアール社と冷蔵庫事業の戦略的提携を発表したとおり他社とのアライアンスによる事業構造の転換を図るとともに、国内営業体制の大幅見直しも実施し、当事業年度中に抜本的な構造改革を完遂し、翌事業年度に収益回復を見込んでいる。 一方、中期経営計画においてコア事業として位置づけた携帯電話・デジタルカメラ事業は、その後の事業環境の大きな変化に対応しきれず、当初計画の達成が困難となり、事業計画の変更を行うことが必要となった。これに伴い、再度両事業の戦略の練り直しを行った。 以上のような事業環境の変化等も踏まえ、昨年度策定した中期経営計画の一部を見直し、抜本的構造改革の完遂及び収益の回復、さらにはコア事業のなかでも、集中投資をする事業を明確にし、着実な成長の実現を目指していく。	このような状況の下、平成19年３月期において、当社は半導体事業を分社化した。電化機器事業は中国ハイアール社との冷蔵庫事業の戦略的提携と国内製造からの撤退を実施し、携帯電話・デジタルカメラ事業については、急激な事業環境変化にも対応できる体制構築を急ぐため、徹底的な固定費の削減のために生産の海外移転を行った。その他不採算事業についても液晶パネル事業から撤退し、事業運営上効果の低い当社グループ会社の株式も原則売却する方向で改革を進めた。	(2) 平成19年３月期の進捗 当社グループのコア事業である「パワーソリューション事業」、「冷熱・コマーシャル事業」、「パーソナルモバイル事業」に経営資源を集中する施策を取ってきたが、その後の事業環境の大きな変化も踏まえ、平成18年11月に中期経営計画の一部を見直し、コア事業と位置づけていた事業を含めて戦略の練り直しを行った。その中では、着実な成長の実現を目指すべく抜本的構造改革の完遂及び収益の回復を進めるとともに、コア事業の中でも、投資を集中する事業を明確にした。 このような状況の下、当社は以下のような施策を順次実行に移した。 ①半導体事業に関しては、分社化を実施するとともに、固定費の削減を実行した。一方、落ち込んでいた売り上げが回復基調に乗り、営業利益は昨年度の赤字から黒字転換し収益に貢献できる事業となった。 ②テレビ、電化機器事業については、平成17年11月の中期経営計画で想定していた以上の抜本的な構造改革を推し進めた。テレビ事業は平成18年8月に台湾クオンタ・コンピュータ社との戦略的提携を、また電化機器事業は同年10月に中国ハイアール社との冷蔵庫事業の戦略的提携と国内製造からの撤退を発表したとおり、他社とのアライアンスによる事業構造の転換を図るとともに、人員削減を含む国内営業体制の大幅見直しを実施している。 ③携帯電話・デジタルカメラ事業については、事業収支の変動が大変大きな事業に属するため、急激な事業環境変化にも対応できる体制構築を急ぐこととし、売上高の増大を目指すのに加えて、生産の海外移転などにより徹底的に固定費の削減を行った。

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
2．今後の方針 強い三洋電機を復活させるためには、当社が長期安定的に収益を獲得できる力を早期に回復することが重要であり、そのためには、(1)構造改革を完遂し赤字の要因を除去すること、(2)事業ポートフォリオを長期安定的に収益獲得できるものとすること、が不可欠である。 (1) 抜本的構造改革の完遂 当社の収益力を回復し、金融機関・マーケットの信頼を取り戻すため、以下のすべての構造改革案件を早期かつ徹底的に実行する。 ①昨年度発表した中期経営計画において構造改革事業として位置づけた白物家電・テレビ・半導体事業における構造改革を完遂するため、事業撤退・人員削減・不採算子会社の清算/撤退等の具体的な追加施策を盛り込んだ。 ②携帯電話・デジタルカメラ事業については事業収支の変動が大きな事業に属する。このような特性を持つ事業形態においては、売上高の増大を目指すのに加えて、生産体制などを見直すことにより徹底的に固定費の削減を行い、急激な事業環境変化にも対応できる体制構築を急ぐこととした。 ③不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続する。当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進める。	2．今後の方針 中期経営計画の最終年度として、平成19年度は以下の施策を実行していく。 (1) コア事業について パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジンの確立と全社利益の牽引を両立するための施策を打ち出す。特に、市場の伸長が著しい太陽電池事業については、戦略的投資を行い、生産体制を増強していく。 一方、携帯電話事業は、その後の同事業を取り巻く環境の変化を受け、当社内における同事業の位置づけ、及び他事業とのシナジー等を検討した結果、同事業の価値を最大化するためには、当社単独での事業展開を継続するよりも、他社への事業譲渡により経営基盤の強化を図る必要があるとの判断に至った。 このような状況の下、当社は平成19年10月に、京セラ株式会社との間で優先交渉権を付与し、今後交渉を行っていくための基本合意書を締結した。 (2) 構造改革事業について 当社は、これまで半導体事業の発展・成長に向けた方策についてあらゆる可能性につき検討を続けてきた。その結果、当社半導体事業については、事業売却や他社への譲渡は行わず、新中期経営計画における当社グループを構成する部品・デバイス部門のひとつの基幹事業として育成していくという方針の下、今後当社グループ内での事業発展・成長の	④その他不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続することとし、当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進めた。そのひとつとして液晶パネル事業においては、平成18年12月にセイコーエプソン㈱との合弁会社である三洋エプソンイメージングデバイス㈱の全株式を同社に譲渡し、同事業から撤退した。 ⑤平成18年12月にプロ野球オールスターゲームの冠スポンサー契約終了を発表したのをはじめ、徹底した間接費用の合理化を進めた。 以上のとおり、事業環境変化に伴う追加の構造改革実施により、最終損益の回復は遅れる結果となった。しかしながら、当初策定した中期経営計画の一部を見直し、その諸施策を確実に遂行していく中で、抜本的構造改革の完遂、収益の回復並びに着実な成長の実現を目指してきた。

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
(2) コア事業の更なる成長加速 ①平成22年に向けた事業ポートフォリオ 当社事業の競争力について改めて検討した。競争力の判断基準としては、(ⅰ)市場での優位性（トップシェアもしくはそれに準ずる）、(ⅱ)市場の堅実な成長、(ⅲ)安定した収益を確保可能、(ⅳ)優位な技術の保有、(ⅴ)効率的営業が可能な「見える顧客」に対する営業力を保有、とした。 この検討の結果、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジン確立と全社利益牽引の両立を図るための基本施策を検討し、またパーソナル・モバイル事業については、事業のリスクに鑑み、売上減少時においても利益が確保できる体質に転換し、その中でヒット商品による売上増大を狙うこととした。 その他の構造改革事業である白物家電事業においても、洗浄機器・生活家電については、AQUAなど差別化できる特長的商品を生み出していることから、収益貢献ができる事業であり、これらは継続的な黒字を確保できるような体制作りに専念する。 ②関係会社・生産拠点の再編 関係会社が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を推進する。	方策につき検討を進めていくこととした。 　また、テレビ事業についても、当社グループが強みを持つ北米に集中することにより、着実な収益の回復を目指していく。一方、電化機器事業については、国内営業改革などの施策を実施しており、今後とも利益の回復を最優先に事業を展開していく。 (3) 関係会社・生産拠点の再編 関係会社が多数存在することにより、多額のコストが発生し経営資源も分散していることから、整理・清算、事業統合による事業効率向上を引き続き推進していく。 (4) 新中期経営計画の策定 　さらに、今後の持続的な発展を目指し中期事業戦略として策定する「マスタープラン」に基づき、事業ポートフォリオの再構築を検討し、平成20年度からの３ケ年の新中期経営計画を確定していく。 　そしてこの中で、 ①全社戦略に基づく投資の推進 ②コスト削減の徹底 ③海外展開の強化 上記の方針に基づく経営施策を設定し、それぞれの施策の実行に努める。 　従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。	２．今後の方針 　平成19年度については、中期経営計画の最終年度として、メーカーの原点である現場の目線に立ち返り、全社員がベクトルを統一させ、中期経営計画に沿った施策を着実に実行していく。 (1) コア事業について 　平成18年11月の中期経営計画見直し時に、当社事業の競争力について改めて検討し、戦略の練り直しを行った。 　これに沿い、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジンの確立と全社利益の牽引を両立するための施策を打ち出し、特に、市場の伸長が著しい太陽電池事業については、戦略的投資を行い、生産体制を増強していく。また、パーソナルモバイル事業については、事業のリスクを鑑み、売上減少時においても利益が確保できる体質に転換することを優先して事業を推進していく。 (2) 構造改革事業について 　独立した事業体への変革を行った半導体事業については、営業利益で黒字転換を果たし、今後もその定着を図っていく。また、同様の変革を行ったテレビ事業についても、当社グループが強みを持つ北米に集中することにより、着実な収益の回復を目指していく。一方、電化機器事業については、家庭用冷蔵庫事業における中国 ハイアール社との提携に伴う国内製造事業からの撤退、国内営業改革などの施策を実施しており、今後とも利益の回復を最優先に事業展開していく。

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
(3) 機能力の強化 ①グローバル機能の強化 本年10月「GLOBAL　EVOLUTION　PJ　推進グループ」を設置し、Corporate DNA Evolution Planが進める「ビジネスモデルの変革によるムリ・ムラ・ムダの徹底排除」、グローバル経営管理機能の実現、コーポレートブランドの革新、Think GAIAビジョン実現のためグローバルな商品開発を実現させ、当社を継続的なグローバル企業としての展開を図れるようにしていく。 ②ファシリティーの変身 生産の海外移管や商品の生産中止・見直しから、淀川、吹上、足利、北条の各工場を閉鎖してきたが、現在、これによる「技術の散在」「ノウハウの毀損」などの製造力の低下が見られる。 よって、「コスト削減の更なる推進」と同時に、「メーカー機能の強化」を両立させるため、「ファシリティーの変身」を推進していく。 以上、今回、もう一段踏み込んだ見直しを実施することにより、構造改革を完遂させ、さらに来期以降の成長戦略を確かなものとしていく。 従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表に反映していない。	当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表に反映していない。	(3) 関連会社・生産拠点の再編（統廃合） 関係会社数が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を引き続き推進する。 以上、当社グループは、この中期経営計画に沿って、あらゆる事業や機能を徹底的に見直し、成長戦略を確かなものとしていく。 従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表に反映していない。

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部純資産直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) 金銭信託 時価法 (4) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 同左 その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 同左 (4) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部純資産直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 定率法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く）については、定額法による。	(1) 有形固定資産 同左 （会計方針の変更） 法人税法の改正（所得税法等の一部を改正する法律　平成19年３月30日　法律第６号　及び　法人税法施行令の一部を改正する政令平成19年３月30日　政令第83号）に伴い、平成19年４月１日以降に取得したものについては、改正後の法人税法に基づく方法に変更している。 これに伴い、前中間会計期間と同一の方法によった場合と比べ、営業利益、経常利益及び税引前中間純利益が550百万円減少している。	(1) 有形固定資産 同左

摘要	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
	(2) 無形固定資産 定額法による。 自社利用のソフトウエアについては、社内における利用可能期間（５年）に基づく定額法、市場販売目的のソフトウエアについては、見込販売数量に基づく償却額と見込販売有効期間（３年以内）に基づく均等償却額とのいずれか大きい額を計上している。	（追加情報） なお、平成19年３月31日以前に取得したものについては、償却可能限度額まで償却が終了した翌年から５年間で均等償却する方法によっている。当該変更に伴う損益に与える影響は、営業利益、経常利益及び及び税引前中間純利益が559百万円減少している。 (2) 無形固定資産 同左	(2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 (2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 同左 (4) 関係会社損失引当金 同左	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 同左
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左

摘要	前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
５．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、特例処理の要件を満たしている場合には特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。
６．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「未収入金」に含めて表示している。	税抜方式を採用している。

(会計方針の変更)

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
(貸借対照表の純資産の部の表示に関する会計基準) 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)を適用している。 これまでの資本の部の合計に相当する金額は 393,942百万円である。 なお、当中間会計期間における中間貸借対照表の純資産の部については、中間財務諸表等規則の改正に伴い、改正後の中間財務諸表等規則により作成している。 (企業結合に係る会計基準等) 当中間会計期間より、「企業結合に係る会計基準」(企業会計審議会　平成15年10月31日)及び「事業分離等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第７号)並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号)を適用している。	――――――	(貸借対照表の純資産の部の表示に関する会計基準) 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)を適用している。 これまでの資本の部の合計に相当する金額は 346,121百万円である。 なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成している。 (企業結合に係る会計基準等) 当事業年度より、「企業結合に係る会計基準」(企業会計審議会　平成15年10月31日)及び「事業分離等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第７号)並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号)を適用している。

(表示方法の変更)

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
――――――	(中間貸借対照表) ・前中間会計期間において「現金及び預金」に含めて表示していた譲渡性預金は、「金融商品会計に関する実務指針」(会計制度委員会報告第14号　最終改正　平成19年7月4日)において有価証券として取り扱うこととされたため、当中間会計期間より「有価証券」に含めて表示している。 なお、前中間会計期間末の譲渡性預金残高は70,000百万円である。 ・前中間会計期間において「流動資産その他」に含めて表示していた未収入金は、資産総額の 100分の5超となったため、当中間会計期間より区分記載している。 なお、前中間会計期間末の未収入金残高は46,580百万円である。	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 （平成18年９月30日）	当中間会計期間末 （平成19年９月30日）	前事業年度末 （平成19年３月31日）
（※１）中間会計期間末日が休日のため同日満期の手形は未決済のものとしてそれぞれの科目に含めている。	（百万円） 受取手形 2,033 支払手形 168	（百万円） 受取手形 2,493 支払手形 39	（百万円） 受取手形 2,243 支払手形 0
（※２）有形固定資産の減価償却累計額 取得価額から控除している圧縮記帳額	（百万円） 422,032 1,189	（百万円） 427,109 1,179	（百万円） 404,177 1,183
（３）偶発債務 （借入金等に対する保証債務残高）	（百万円） 三洋半導体製造㈱ 24,285 従業員（住宅借入金） 14,438 その他13社 11,230 合計 49,954	（百万円） 三洋半導体製造㈱ 23,633 従業員（住宅借入金） 12,600 その他12社 7,684 合計 43,917	（百万円） 三洋半導体製造㈱ 23,959 従業員（住宅借入金） 13,342 その他８社 7,401 合計 44,703
（借入金等に対する保証予約残高）	（百万円） 三洋半導体製造㈱ 14,655 三洋ユニバーサル電機㈱ 7,401 三洋オートメディア㈱ 5,541 その他15社 11,423 合計 39,021	（百万円） 三洋半導体製造㈱ 6,929 三洋オートメディア㈱ 5,426 その他16社 9,745 合計 22,101	（百万円） 三洋半導体製造㈱ 11,145 三洋オートメディア㈱ 5,550 その他18社 11,765 合計 28,461
（外貨建売掛債権譲渡に伴う買戻義務）	（百万円） 7,498 この他、経営指導念書 10,356百万円の差入を行っている。	（百万円） 8,577 この他、経営指導念書 3,937百万円の差入を行っている。	（百万円） 7,412 この他、経営指導念書 6,848百万円の差入を行っている。
（４）受取手形割引高	――――――	（百万円） 輸出為替手形割引高 33,214	――――――
（５）貸出コミットメント契約	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000

摘要	前中間会計期間末 (平成18年９月30日)	当中間会計期間末 (平成19年９月30日)	前事業年度末 (平成19年３月31日)
(※６)財務制限条項	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	同左	同左

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
(※１)特別利益	固定資産売却益7,657百万円（機械及び装置53百万円、土地7,594百万円、その他8百万円）、投資有価証券売却益2,022百万円、関係会社株式売却益1,396百万円、貸倒引当金戻入額1,493百万円及び抱合せ株式消滅差益62百万円である。	固定資産売却益 645百万円（機械及び装置29百万円、土地543百万円、その他 72百万円）、投資有価証券売却益3,914百万円、関係会社株式売却益16,768百万円及び貸倒引当金戻入額998百万円である。	固定資産売却益10,073百万円（機械及び装置125百万円、土地9,918百万円、その他29百万円）、投資有価証券売却益 4,709百万円、関係会社株式売却益1,396百万円、貸倒引当金戻入額982百万円及び抱合せ株式消滅差益92百万円である。
(※２)特別損失	固定資産処分損970百万円（機械及び装置694百万円、建物91百万円、その他185百万円）、関係会社株式等評価損7,581百万円、関係会社損失引当金繰入額631百万円、構造改革費用1,691百万円及び減損損失2,613百万円である。	固定資産処分損1,345百万円（機械及び装置787百万円、建物239百万円、その他318万円）、投資有価証券売却損63百万円、関係会社株式等評価損291百万円、関係会社損失引当金繰入額1,441百万円、貸倒引当金繰入額638 百万円、貸倒損失32百万円及び減損損失215百万円である。	固定資産処分損 3,448百万円（機械及び装置 1,763百万円、建物528百万円、その他 1,180百万円、なお、構造改革に係る固定資産処分損 23百万円を構造改革費用に振替えている。）、関係会社株式売却損 5,103百万円、関係会社株式等評価損　22,221百万円、関係会社損失引当金繰入額 2,276百万円、貸倒損失 476百万円、構造改革費用 9,216百万円及び減損損失 7,095百万円である。
(３)減価償却実施額	（百万円）	（百万円）	（百万円）
有形固定資産	14,665	15,117	31,045
無形固定資産	2,286	2,080	4,516
合計	16,952	17,198	35,561

摘要	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
(※4)減損損失	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 2,613百万円特別損失に計上している。 減損損失については、次のとおりである。 賃貸資産（茨城県つくば市ほか） 1,387百万円 （土地 1,061百万円、建物 295百万円、その他 30百万円） ホームエレクトロニクス空調事業にかかる事業用資産（群馬県邑楽郡ほか） 545百万円 （工具器具及び備品 218百万円、機械及び装置 212百万円、その他 114百万円） コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか） 292百万円 （機械及び装置 129百万円、工具器具及び備品 126百万円、その他 36百万円） その他の事業にかかる事業用資産（群馬県邑楽郡ほか） 388百万円 （建設仮勘定 198百万円、工具器具及び備品 85百万円、その他 104百万円） 賃貸資産及び事業用資産については、回収可能価額を正味売却価額により測定しており、正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 215百万円特別損失に計上している。 減損損失については、次のとおりである。 アクア事業にかかる事業用資産（群馬県邑楽郡ほか） 141百万円 （工具器具及び備品　8百万円、建物　28百万円、機械　40百万円その他　63百万円） その他の事業にかかる事業用資産（群馬県邑楽郡ほか）　73百万円 （建設仮勘定　27百万円、工具器具及び備品　2百万円、建物　2百万円、機械　7百万円、その他34百万円） 賃貸資産及び事業用資産については、回収可能価額を正味売却価額により測定しており、正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産、売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 7,324百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失　229百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか） 1,357百万円 （機械 694百万円、建物 424百万円、その他 237百万円） アクア事業にかかる事業用資産（群馬県邑楽郡ほか） 1,273百万円 （工具器具及び備品 448百万円、建物 405百万円、機械 378百万円、その他 40百万円） ホームエレクトロニクス空調事業にかかる事業用資産（群馬県邑楽郡ほか） 569百万円 （工具器具及び備品 223百万円、機械 212百万円、その他 133百万円） その他の事業にかかる事業用資産（群馬県邑楽郡ほか） 1,445百万円 （機械 530百万円、建設仮勘定 477百万円、その他 437百万円） 賃貸資産（茨城県つくば市ほか） 1,387百万円 （土地 1,061百万円、建物 295百万円、その他 30百万円） 売却予定資産（兵庫県神戸市ほか） 784百万円 （建物 399百万円、土地 364百万円、その他 21百万円） 遊休資産（大阪府守口市ほか） 511百万円 （建物 448百万円、機械 34百万円、その他 28百万円） 賃貸資産、売却予定資産、遊休資産及び事業用資産については、回収可能額を正味売却価額により測定しており、正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。

（中間株主資本等変動計算書関係）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	17,874	151	30	17,995
合計	17,874	151	30	17,995

（注）　普通株式の自己株式の増加 151千株は、単元未満株式の買取りによる取得であり、減少 30千株は、単元未満株式の買増請求による売渡しである。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	18,192	183	23	18,353
合計	18,192	183	23	18,353

（注）　普通株式の自己株式の増加 183千株は、単元未満株式の買取りによる取得であり、減少23千株は、単元未満株式の買増請求による売渡しである。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	17,874	377	58	18,192
合計	17,874	377	58	18,192

（注）　普通株式の自己株式の増加 377千株は、単元未満株式の買取りによる取得であり、減少 58千株は、単元未満株式の買増請求による売渡しである。

（リース取引関係）

摘要：リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	6,470	3,981	－	2,488
その他	3,759	2,069	534	1,156
合計	10,229	6,050	534	3,645

取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	（百万円）
１年内	1,521
１年超	2,427
合計	3,948
リース資産減損勘定の残高	303

未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	1,144
リース資産減損勘定の取崩額	262
減価償却費相当額	1,144
減損損失	2

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	5,072	3,096	－	1,975
その他	2,619	1,589	148	882
合計	7,692	4,686	148	2,857

同左

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	（百万円）
１年内	1,040
１年超	1,888
合計	2,928
リース資産減損勘定の残高	71

同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	792
リース資産減損勘定の取崩額	53
減価償却費相当額	792
減損損失	0

(4) 減価償却費相当額の算定方法

同左

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	5,796	3,578	－	2,217
その他	3,012	1,628	350	1,033
合計	8,808	5,207	350	3,250

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	（百万円）
１年内	1,230
１年超	2,143
合計	3,374
リース資産減損勘定の残高	124

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	1,955
リース資産減損勘定の取崩額	452
減価償却費相当額	1,955
減損損失	13

(4) 減価償却費相当額の算定方法

同左

子会社株式及び関連会社株式で時価のあるもの

(前中間会計期間) (平成18年９月30日現在)

	中間貸借対照表計上額	時価	差額
子会社株式	721百万円	8,078百万円	7,356百万円
関連会社株式	11,981百万円	26,409百万円	14,428百万円

(当中間会計期間) (平成19年９月30日現在)

	中間貸借対照表計上額	時価	差額
子会社株式	721百万円	7,959百万円	7,238百万円
関連会社株式	7,975百万円	25,177百万円	17,202百万円

(前事業年度) (平成19年３月31日現在)

	貸借対照表計上額	時価	差額
子会社株式	721百万円	8,197百万円	7,475百万円
関連会社株式	11,981百万円	36,604百万円	24,623百万円

（企業結合等関係）

前当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
新設分割による事業分離 １．分離先企業の名称、分離した事業の内容、事業分離を行った主な理由、事業分離日及び法的形式を含む事業分離の概要 (1) 分離先企業の名称 三洋半導体㈱ (2) 分離した事業の内容 各種半導体の製造・販売 (3) 事業分離を行った主な理由 環境変化に即応しうる機動的な事業運営と、資本市場からの資金調達にも柔軟に対応しうる体制を構築するため、半導体カンパニーに属する半導体事業を分社化した。 (4) 事業分離日 平成18年７月１日 (5) 法的形式 当社の半導体事業を新設分割設立会社に承継させる分社型の新設分割（物的分割）である。 ２．実施した会計処理の概要 (1) 移転損益 当社より移転された資産及び負債の対価として取得する株式の取得原価（66,869百万円）は、当該資産及び負債の適正な帳簿価額による純資産額に基づいて算定しているため、移転損益は認識していない。 (2) 受取対価の種類 普通株式　100,000株 (3) 移転した事業に係る資産及び負債の適正な帳簿価額並びにその主な内訳 流動資産　92,730百万円 固定資産　16,251百万円 資産合計　108,981百万円 流動負債　39,659百万円 固定負債　2,452百万円 負債合計　42,112百万円 ３．当中間会計期間の中間損益計算書に計上されている分離した事業に係る損益の概算額 売上高　32,000百万円 営業損失　2,000百万円	――――――	新設分割による事業分離 １．分離先企業の名称、分離した事業の内容、事業分離を行った主な理由、事業分離日及び法的形式を含む事業分離の概要 (1) 分離先企業の名称 三洋半導体㈱ (2) 分離した事業の内容 各種半導体の製造・販売 (3) 事業分離を行った主な理由 環境変化に即応しうる機動的な事業運営と、資本市場からの資金調達にも柔軟に対応しうる体制を構築するため、半導体カンパニーに属する半導体事業を分社化した。 (4) 事業分離日 平成18年７月１日 (5) 法的形式 当社の半導体事業を新設分割設立会社に承継させる分社型の新設分割（物的分割）である。 ２．実施した会計処理の概要 (1) 移転損益 当社より移転された資産及び負債の対価として取得する株式の取得原価（66,869百万円）は、当該資産及び負債の適正な帳簿価額による純資産額に基づいて算定しているため、移転損益は認識していない。 (2) 受取対価の種類 普通株式　100,000株 (3) 移転した事業に係る資産及び負債の適正な帳簿価額並びにその主な内訳 流動資産　92,730百万円 固定資産　16,251百万円 資産合計　108,981百万円 流動負債　39,659百万円 固定負債　2,452百万円 負債合計　42,112百万円 ３．当事業年度の損益計算書に計上されている分離した事業に係る損益の概算額 売上高　32,000百万円 営業損失　2,000百万円

前当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
	共通支配下の取引等 １．対象となった事業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要 当社は、当社の100%子会社である三洋セールスアンドマーケティング㈱を平成19年４月１日付で吸収合併した。 (1) 合併の目的 三洋電機グループにおける海外マーケティング戦略の一元化、ならびにグローバル営業体制の構築・強化を目的としている。 (2) 合併の方法 当社を存続会社とし、三洋セールスアンドマーケティング㈱を消滅会社とする吸収合併方式 (3) 合併期日 平成19年４月１日 (4) 平成19年３月31日における被合併会社の資産及び負債の状況 流動資産　153,334百万円 固定資産　30,346百万円 資産合計　183,681百万円 流動負債　147,508百万円 固定負債　17,137百万円 負債合計　164,646百万円 純資産　19,034百万円 ２．実施した会計処理の概要 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会平成15年10月31日））及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）に基づき、共通支配下の取引として会計処理を行っている。	

（１株当たり情報）

中間連結財務諸表を作成しているため、１株当たり情報の記載を省略している。

（重要な後発事象）

<table>
<tr>
<th>前中間会計期間
（自　平成18年４月１日
至　平成18年９月30日）</th>
<th>当中間会計期間
（自　平成19年４月１日
至　平成19年９月30日）</th>
<th>前事業年度
（自　平成18年４月１日
至　平成19年３月31日）</th>
</tr>
<tr>
<td>１．転進支援制度に係る経過措置について
　当社は、平成18年11月24日開催の取締役会において、従来、転進支援制度として、転宅を伴う異動を命じられる等の一定の条件を満たす従業員が退職する場合に規定の退職金に加え退職時の年齢等に応じた転進支援金を支給しているが、構造改革の進捗に合わせて転進支援金を廃止する予定であり、それに伴う下記の優遇経過措置を実施し、退職者を募集することを決議した。
　転進支援制度に係る経過措置の概要
(1) 対象者　：勤続10年以上かつ満50歳以上の一般従業員
(2) 募集期間：平成18年12月４日から平成18年12月18日まで
(3) 退職日　：平成19年１月20日
(4) 優遇措置：上記募集期間中に退職を申し出た場合、転宅を伴う異動等の条件に関わらず、規定の退職金に加え転進支援金を支給する。
(5) 再就職支援：希望者に対し外部の就職支援会社による再就職支援を行う。
当該経過措置に対し、432名が応募した。なお、これに伴う転進支援金約6,000百万円を当事業年度に計上する予定である。</td>
<td>――――――</td>
<td>三洋セールスアンドマーケティング㈱との合併
１．対象となった事業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要
　当社は、当社の100%子会社である三洋セールスアンドマーケティング㈱を平成19年４月１日付で吸収合併した。
(1) 合併の目的
三洋電機グループにおける海外マーケティング戦略の一元化、並びにグローバル営業体制の構築・強化を目的としている。
(2) 合併の方法
当社を存続会社とし、三洋セールスアンドマーケティング㈱を消滅会社とする吸収合併方式
(3) 合併期日
平成19年４月１日
(4) 平成19年３月31日における被合併会社の資産及び負債の状況
<table>
<tr><th>科目</th><th>金額
（百万円）</th><th>科目</th><th>金額
（百万円）</th></tr>
<tr><td>流動資産</td><td>153,334</td><td>流動負債</td><td>147,508</td></tr>
<tr><td>固定資産</td><td>30,346</td><td>固定負債</td><td>17,137</td></tr>
<tr><td></td><td></td><td>負債合計</td><td>164,646</td></tr>
<tr><td>資産合計</td><td>183,681</td><td>純資産</td><td>19,034</td></tr>
</table>
２．実施した会計処理の概要
「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）に基づき、共通支配下の取引として会計処理を行っている。</td>
</tr>
</table>

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
２．三洋エプソンイメージングデバイス株式会社の当社保有株式の譲渡 平成18年12月13日開催の取締役会において、平成16年10月にセイコーエプソン株式会社と共同出資により設立した三洋エプソンイメージングデバイス株式会社（以下SEID社）の当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議した。 SEID社は、液晶ディスプレイ事業を行っており、当社はSEID社より液晶ディスプレイを仕入れている。 SEID社設立以降、技術・ノウハウなどの融合を順次進めながら事業を展開してきたが、中・小型液晶ディスプレイ事業を取り巻く競争の激化により、予想を上回る大幅な価格下落などが続く中、当初見込んだ事業計画の達成に遅れが生じている状況にあったため、当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議したものである。 株式譲渡の概要は次のとおりである。 譲渡株数　148,320株（当社保有株式全数、当社出資比率45.0%） 譲渡予定日　平成18年12月28日 なお、当該株式の譲渡損失の見込額は約2,800百万円である。	――――――	――――――

(2) 【その他】

該当事項なし

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類

事業年度（第83期）（自　平成18年４月１日　至　平成19年３月31日）平成19年６月29日関東財務局長に提出

(2) 訂正発行登録書

平成19年６月29日及び平成19年10月16日関東財務局長に提出

(3) 有価証券報告書の訂正報告書

事業年度（第83期）（自　平成18年４月１日　至　平成19年３月31日）平成19年10月16日関東財務局長に提出
事業年度（第79期）（自　平成14年４月１日　至　平成15年３月31日）平成19年12月25日関東財務局長に提出
事業年度（第80期）（自　平成15年４月１日　至　平成16年３月31日）平成19年12月25日関東財務局長に提出
事業年度（第81期）（自　平成16年４月１日　至　平成17年３月31日）平成19年12月25日関東財務局長に提出
事業年度（第82期）（自　平成17年４月１日　至　平成18年３月31日）平成19年12月25日関東財務局長に提出
事業年度（第83期）（自　平成18年４月１日　至　平成19年３月31日）平成19年12月25日関東財務局長に提出

(4) 半期報告書の訂正報告書

（第81期中）（自　平成16年４月１日　至　平成16年９月30日）平成19年12月25日関東財務局長に提出
（第82期中）（自　平成17年４月１日　至　平成17年９月30日）平成19年12月25日関東財務局長に提出
（第83期中）（自　平成18年４月１日　至　平成18年９月30日）平成19年12月25日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項なし

独立監査人の中間監査報告書

平成18年12月22日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び３参照）に準拠して、三洋電機株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

追記情報

１．注記事項２．連結財務諸表作成の基礎に記載されているとおり、会社の今後の業績は、中期経営計画の成否に依存しているが、会社の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産及び負債の調整は行っていない。

２．注記事項19．重要な後発事象に記載されているとおり、会社は転進支援制度に係る経過措置実施に伴い、平成18年12月４日から平成18年12月18日まで退職者を募集した。

３．注記事項19．重要な後発事象に記載されているとおり、連結子会社である三洋ジーエスソフトエナジー株式会社製リチウムイオン電池を一部取替・回収することが発表された。

４．注記事項19．重要な後発事象に記載されているとおり、会社は平成18年12月13日開催の取締役会において、三洋エプソンイメージングデバイス株式会社株式の譲渡を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成19年4月1日から平成20年3月31日までの連結会計年度の中間連結会計期間（平成19年4月1日から平成19年9月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１．及び３．参照）に準拠して、三洋電機株式会社及び連結子会社の平成19年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成19年4月1日から平成19年9月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１．に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

追記情報

注記事項2．連結財務諸表作成の基礎に記載されているとおり、会社の今後の業績は、中期経営計画及びマスタープランの成否に依存しており、また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されているが、会社の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産及び負債の調整は行っていない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　中尾　正孝　㊞

指定社員 業務執行社員　公認会計士　松井　理晃　㊞

指定社員 業務執行社員　公認会計士　宮林　利朗　㊞

当監査法人は、旧証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年4月1日から平成19年3月31日までの第83期事業年度の中間会計期間（平成18年4月1日から平成18年9月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成18年9月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年4月1日から平成18年9月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の5第5項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について再度中間監査を行った。
2．継続企業の前提に関する注記に記載のとおり、会社は、前々期に169,930百万円、前期に149,406百万円の当期純損失を計上し、当中間会計期間においても10,948百万円の当期純損失を計上した。また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には財務制限条項が付されている。当該状況により、継続企業の前提に関する重要な疑義が存在しているが、当該状況に対する経営計画等は当該注記に記載されている。当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。
3．重要な後発事象に記載されているとおり、会社は転進支援制度に係る経過措置実施に伴い、平成18年12月4日から平成18年12月18日まで退職者を募集した。
4．重要な後発事象に記載されているとおり、会社は平成18年12月13日開催の取締役会において、三洋エプソンイメージングデバイス株式会社株式の譲渡を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	印
指定社員 業務執行社員	公認会計士	松井　理晃	印
指定社員 業務執行社員	公認会計士	宮林　利朗	印

太陽ASG監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	柏木　忠	印

私たち監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成19年4月1日から平成20年3月31日までの第84期事業年度の中間会計期間（平成19年4月1日から平成19年9月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、私たち監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

私たち監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、私たち監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。私たち監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

私たち監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成19年9月30日現在の財政状態及び同日をもって終了する中間会計期間（平成19年4月1日から平成19年9月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

継続企業の前提に関する注記に記載のとおり、会社は、前々事業年度に149,406百万円、前事業年度に57,144百万円の当期純損失を計上した。また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に関する重要な疑義が存在しているが、当該状況に対する経営計画等は当該注記に記載されている。当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。

会社と私たち監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

有価証券報告書の訂正報告書

事業年度	自	平成14年４月１日
（第 79 期）	至	平成15年３月31日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した有価証券報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。
ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。
本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【事業年度】	第79期（自　平成14年４月１日　至　平成15年３月31日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【有価証券報告書の訂正報告書の提出理由】

平成15年６月30日に提出した第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）の有価証券報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので有価証券報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第78期	第79期
経常利益	1,519	9,110
税引前当期純利益（△損失）	3,215	△93,676
当期純利益（△損失）	2,101	△53,869
純資産額	607,642	558,071

訂正後

（単位：百万円）

	第78期	第79期
経常利益（△損失）	△3,965	4,883
税引前当期純利益（△損失）	△51,287	△65,160
当期純利益（△損失）	△37,053	△73,985
純資産額	460,103	390,416

2【訂正事項】

第一部　企業情報
　第１　企業の概況
　　１　主要な経営指標等の推移
　　　(2) 提出会社の経営指標等
　第５　経理の状況
　　２　財務諸表等
　　　(1) 財務諸表
　　　(2) 主な資産及び負債の内容
　　　(3) その他
［監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第75期	第76期	第77期	第78期	第79期
決算年月	平成11年3月	平成12年3月	平成13年3月	平成14年3月	平成15年3月
売上高（百万円）	1,076,584	1,121,579	1,242,857	1,088,381	1,172,497
経常利益（△損失）（百万円）	10,379	13,131	33,139	△3,965	4,883
当期純利益（△損失）（百万円）	3,890	△48,806	△90,787	△37,053	△73,985
資本金（百万円）	172,238	172,238	172,241	172,241	172,242
発行済株式総数（千株）	1,904,256	1,872,327	1,872,334	1,872,334	1,872,338
純資産額（百万円）	689,316	639,862	534,568	460,103	390,416
総資産額（百万円）	1,453,596	1,510,927	1,489,727	1,253,956	1,244,746
1株当たり純資産額（円）	361.99	341.75	285.51	246.02	210.43
1株当たり配当額（うち1株当たり中間配当額）（円）	5.00 (2.50)	5.00 (2.50)	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)
1株当たり当期純利益（△損失）（円）	2.02	△25.83	△48.49	△19.81	△39.71
潜在株式調整後1株当たり当期純利益（円）	－	－	－	－	－
自己資本比率（%）	47.4	42.3	35.9	36.7	31.4
自己資本利益率（%）	0.6	△7.3	△15.5	△7.5	△17.4
株価収益率（倍）	205.5	－	－	－	－
配当性向（%）	245.83	－	－	－	－
従業員数（人）	23,320	22,542	20,112	17,239	16,167

（注）1．売上高には、消費税等は含まれていない。

2．第75期の潜在株式調整後1株当たり当期純利益は希薄化しないため、また、第76期から第79期の同欄は1株当たり当期純損失が計上されているため記載していない。

3．第78期より自己株式を資本に対する控除項目としている。また、1株当たり純資産額、1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益は発行済株式総数から自己株式数を控除して計算している。

4．第79期より、1株当たり純資産額、1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定にあたっては、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用している。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の前連結会計期間（自　平成13年４月１日　至　平成14年３月31日）の連結財務諸表は、改正前の「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年　大蔵省令第28号、以下「連結財務諸表規則」という。）附則第２項の規定により、当連結会計期間（自　平成14年４月１日　至　平成15年３月31日）の連結財務諸表は、改正後の連結財務諸表規則 第87条の規定により、米国において一般に認められた会計原則による用語、様式及び作成方法に基づいて作成している。

　ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年　大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成している。

　なお、第78期事業年度（自　平成13年４月１日　至　平成14年３月31日）は改正前の財務諸表等規則に基づき、第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）は改正後の財務諸表等規則に基づいて作成している。

監査証明について

　当社は、証券取引法第193条の２の規定に基づき、平成13年度（自　平成13年４月１日　至　平成14年３月31日）の連結財務諸表並びに第78期事業年度（自　平成13年４月１日　至　平成14年３月31日）の財務諸表及び平成14年度（自　平成14年４月１日　至　平成15年３月31日）の連結財務諸表並びに第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）の財務諸表について、中央青山監査法人の監査を受けている。

　訂正後の第78期事業年度（自　平成13年４月１日　至　平成14年３月31日）の財務諸表及び第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）の財務諸表については、太陽ＡＳＧ監査法人の監査を受けている。

２【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

区分	注記番号	第78期（平成14年３月31日）金額（百万円）		構成比（%）	第79期（平成15年３月31日）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金			140,445			137,768	
２．受取手形	(※1,2)		8,352			8,117	
３．売掛金	(※２)		190,875			238,018	
４．製品			69,835			60,978	
５．材料			30,551			28,056	
６．仕掛品			32,616			27,756	
７．前払費用			400			395	
８．繰延税金資産			10,939			10,441	
９．関係会社短期貸付金			3,605			4,000	
10．未収入金	(※２)		25,917			29,322	
11．立替金			13,376			―	
12．その他			7,810			18,497	
13．貸倒引当金			△4,181			△3,144	
流動資産合計			530,546	42.3		560,207	45.0
Ⅱ　固定資産							
(1) 有形固定資産	(※３)						
１．建物		251,015			250,851		
減価償却累計額		△152,065	98,950		△154,745	96,106	
２．構築物		30,231			30,408		
減価償却累計額		△19,921	10,309		△20,672	9,735	
３．機械及び装置		404,485			400,553		
減価償却累計額		△293,283	111,202		△295,390	105,162	
４．車両及びその他の陸上運搬具		1,125			1,077		
減価償却累計額		△973	152		△926	150	
５．工具器具及び備品		132,889			129,237		
減価償却累計額		△114,649	18,240		△111,353	17,883	

		第78期 （平成14年３月31日）			第79期 （平成15年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
6．土地			55,337			60,015	
7．建設仮勘定			4,642			10,682	
有形固定資産合計			298,835	23.8		299,737	24.1
(2) 無形固定資産							
1．借地権			824			824	
2．ソフトウエア			12,842			15,873	
3．施設利用権			60			52	
4．その他			155			155	
無形固定資産合計			13,883	1.1		16,906	1.4
(3) 投資その他の資産							
1．投資有価証券			103,977			72,126	
2．関係会社株式			165,801			176,801	
3．出資金			1,542			1,529	
4．従業員長期貸付金			572			512	
5．関係会社長期貸付金			7,272			6,304	
6．長期前払費用			13,012			13,134	
7．繰延税金資産			114,256			92,550	
8．保険積立金			5,361			5,291	
9．その他			5,538			5,665	
10．貸倒引当金			△6,644			△6,022	
投資その他の資産合計			410,691	32.8		367,894	29.5
固定資産合計			723,410	57.7		684,538	55.0
資産合計			1,253,956	100.0		1,244,746	100.0

		第78期 (平成14年３月31日)			第79期 (平成15年３月31日)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
（負債の部）							
Ⅰ　流動負債							
１．支払手形	(※１)		3,394			59	
２．買掛金	(※２)		207,689			264,341	
３．短期借入金			1,809			321	
４．コマーシャルペーパー			20,000			20,000	
５．一年内償還社債			20,000			30,000	
６．未払金	(※２)		76,185			77,781	
７．未払法人税等			342			53	
８．未払費用			24,183			22,441	
９．預り金	(※２)		8,353			12,359	
10．従業員預り金			25,018			22,956	
11．製品保証引当金			976			1,131	
12．その他	(※２)		509			540	
流動負債合計			388,464	31.0		451,987	36.3
Ⅱ　固定負債							
１．社債			170,000			190,000	
２．転換社債			55,551			49,898	
３．長期借入金			667			294	
４．退職給付引当金			135,485			125,082	
５．関係会社損失引当金			42,412			35,266	
６．その他			1,273			1,800	
固定負債合計			405,388	32.3		402,342	32.3
負債合計			793,852	63.3		854,329	68.6

区分	注記番号	第78期（平成14年３月31日）金額（百万円）		構成比（%）	第79期（平成15年３月31日）金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	（※４）		172,241	13.7		－	－
Ⅱ　資本準備金			234,742	18.7		－	－
Ⅲ　利益準備金			32,546	2.6		－	－
Ⅳ　その他の剰余金							
１．任意積立金							
特別償却準備金		613			－		
退職給与積立金		300			－		
配当準備積立金		14,160			－		
固定資産圧縮積立金		119			－		
別途積立金		167,000	182,192		－	－	
２．当期未処理損失			131,285			－	
その他の剰余金合計			50,907	4.1		－	－
Ⅴ　その他有価証券評価差額金			△28,522	△2.3		－	－
Ⅵ　自己株式			△1,811	△0.1		－	－
資本合計			460,103	36.7		－	－
Ⅰ　資本金	（※４）		－	－		172,242	13.8
Ⅱ　資本剰余金							
資本準備金		－			234,743		
資本剰余金合計			－	－		234,743	18.9
Ⅲ　利益剰余金							
１．利益準備金		－			32,546		
２．任意積立金							
特別償却準備金		－			618		
退職給与積立金		－			300		
配当準備積立金		－			14,160		
固定資産圧縮積立金		－			119		
別途積立金		－			167,000		

区分	注記番号	第78期（平成14年３月31日）金額（百万円）		構成比（%）	第79期（平成15年３月31日）金額（百万円）		構成比（%）
３．当期未処理損失		－			216,561		
利益剰余金合計			－	－		△1,817	△0.1
Ⅳ その他有価証券評価差額金			－	－		△7,661	△0.6
Ⅴ 自己株式	（※５）		－	－		△7,090	△0.6
資本合計			－	－		390,416	31.4
負債及び資本合計			1,253,956	100.0		1,244,746	100.0

② 【損益計算書】

区分	注記番号	第78期（自 平成13年４月１日 至 平成14年３月31日）金額（百万円）		百分比（%）	第79期（自 平成14年４月１日 至 平成15年３月31日）金額（百万円）		百分比（%）
Ⅰ 売上高	(※１)		1,088,381	100.0		1,172,497	100.0
Ⅱ 売上原価							
１．製品期首棚卸高		79,997			69,835		
２．当期製品製造原価	(※1,6)	524,044			509,224		
３．当期外注製品仕入高	(※１)	411,942			484,658		
合計		1,015,984			1,063,718		
４．他勘定振替高	(※２)	1,811			1,486		
５．製品期末棚卸高		69,835	944,337	86.8	60,978	1,001,254	85.4
売上総利益			144,044	13.2		171,243	14.6
Ⅲ 販売費及び一般管理費	(※3,6)		136,405	12.5		160,032	13.6
営業利益			7,638	0.7		11,211	1.0
Ⅳ 営業外収益							
１．受取利息	(※１)	1,154			734		
２．有価証券利息		22			5		
３．受取配当金	(※１)	9,628			17,179		
４．受取賃貸料	(※１)	12,860			12,547		
５．販売権使用料	(※１)	6,795			4,798		
６．その他	(※１)	10,558	41,019	3.8	6,432	41,698	3.5
Ⅴ 営業外費用							
１．支払利息		355			284		
２．コマーシャルペーパー利息		39			12		
３．社債利息		5,501			4,349		
４．受取賃貸料対応費用		5,199			4,916		
５．投資有価証券評価損		21,368			―		
６．棚卸資産処分損		7,906			6,870		
７．退職加算金		―			9,108		
８．その他		12,252	52,623	4.9	22,482	48,025	4.1
経常利益			―	―		4,883	0.4
経常損失			3,965	△0.4		―	―

区分	注記番号	第78期 （自　平成13年４月１日 至　平成14年３月31日） 金額（百万円）		百分比（%）	第79期 （自　平成14年４月１日 至　平成15年３月31日） 金額（百万円）		百分比（%）
Ⅵ　特別利益							
１．固定資産売却益	（※４）	5,251			3,550		
２．関係会社株式売却益		14,043			8,517		
３．貸倒引当金戻入額		645			2,157		
４．厚生年金基金代行部分返上益		－	19,940	1.9	6,796	21,022	1.8
Ⅶ　特別損失							
１．固定資産処分損	（※５）	4,200			4,885		
２．投資有価証券評価損		－			71,625		
３．関係会社株式評価損		48,117			7,387		
４．関係会社整理損失		－			4,270		
５．関係会社損失引当金繰入額		8,956			2,897		
６．貸倒引当金繰入額		5,986	67,262	6.2	－	91,067	7.8
税引前当期純損失			51,287	△4.7		65,160	△5.6
法人税、住民税及び事業税		100			1,890		
法人税等調整額		△14,334	△14,234	△1.3	6,934	8,824	0.7
当期純損失			37,053	△3.4		73,985	△6.3
前期繰越損失			88,621			136,971	
中間配当額			5,610			5,605	
当期未処理損失			131,285			216,561	

（製造原価明細書）

	第78期 （自　平成13年４月１日 至　平成14年３月31日）		第79期 （自　平成14年４月１日 至　平成15年３月31日）	
区分	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）
Ⅰ　当期材料費	359,820	68.0	350,322	69.4
Ⅱ　当期労務費	95,271	18.0	80,994	16.0
Ⅲ　当期経費（※イ）	74,004	14.0	73,553	14.6
当期製造総費用	529,097	100.0	504,870	100.0
仕掛品期首棚卸高	28,653		32,616	
合計	557,750		537,487	
他勘定振替高（※ロ）	1,089		505	
仕掛品期末棚卸高	32,616		27,756	
当期製品製造原価	524,044		509,224	

（注）　（※イ）このうち主なものは減価償却費であり、第78期は29,712百万円、第79期は26,649百万円である。
　　　　（※ロ）このうち主なものは第78期、第79期ともに、固定資産への振替である。

原価計算の方法

原価計算は標準原価計算制度を採用し、期末において原価差額を配賦し、実際原価を算定している。

③【損失処理計算書】

	第78期 (平成14年６月27日　総会)		第79期 (平成15年６月27日　総会)	
区分	金額（百万円）		金額（百万円）	
Ⅰ　当期未処理損失		131,285		216,561
Ⅱ　任意積立金取崩額				
特別償却準備金取崩額 (2)	－		104	
別途積立金取崩額	－	－	70,000	70,104
合計		131,285		146,456
Ⅲ　利益処分額				
配当金 (1)	5,610		5,566	
役員賞与金	70		－	
(取締役賞与金)	(60)		(－)	
(監査役賞与金)	(10)		(－)	
任意積立金				
特別償却準備金 (2)	4	5,685	－	5,566
Ⅳ　次期繰越損失		136,971		152,023

(注)　(1) 配当金は、株主総会決議に基づく手続きによりすでに支出されておりますので、次期繰越損失は本配当金を控除して算定している。

(2) 特別償却準備金は、租税特別措置法の規定に基づくものである。

（重要な会計方針）

摘要	第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法、売却原価は移動平均法） ②時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ①時価のあるもの 同左 ②時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	(1) デリバティブ 時価法 (2) 金銭の信託 時価法	(1) デリバティブ 同左 (2) 金銭の信託 同左
３．棚卸資産の評価基準及び評価方法	評価基準　原価法 評価方法　製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	同左
４．固定資産の減価償却の方法	法人税法と同一の基準を採用し、有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、無形固定資産のうちソフトウエアについては主として利用可能期間に基づく定額法による。	同左
５．繰延資産の処理方法	――――――	社債発行費については、支出時に全額費用として処理している。
６．引当金の計上基準	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率（法人税法の経過措置による法定繰入率が貸倒実績率を超えるため法定繰入率）により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。	貸倒引当金　同左

摘要	第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
	製品保証引当金　販売した製品の無償サービス費用に充てるため、法人税法に基づくもの及び必要見込額を計上している。 退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。	製品保証引当金　同左 退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年２月17日に厚生労働大臣から将来分支給義務免除の認可を受けた。 当社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47-２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したものとみなして処理している。 本処理に伴う影響額は、厚生年金基金代行部分返上益として6,796百万円特別利益に計上されている。 なお、当事業年度末における返還相当額は、74,394百万円である。

摘要	第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
	関係会社損失引当金　関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	関係会社損失引当金　同左
7．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左
8．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左
9．その他財務諸表作成のための重要な事項	消費税等の会計処理 税抜方式を採用している。 ―――――	(1) 消費税等の会計処理 同左 (2) 自己株式及び法定準備金の取崩等に関する会計基準 当期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用している。なお、この適用による影響額は軽微である。

（追加情報）

第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
前期において資産の部に計上していた「自己株式」（流動資産４百万円、固定資産979百万円）は、財務諸表等規則の改正により当期末においては資本の部の末尾に表示している。	―――――

(表示方法の変更)

第78期 (自　平成13年４月１日 至　平成14年３月31日)	第79期 (自　平成14年４月１日 至　平成15年３月31日)
立替金は総資産の１／100を超えたため区分掲記している。 なお、前期末残高は11,733百万円であり、流動資産その他に含めている。	立替金は総資産の１／100以下であるため流動資産その他に含めている。 なお、当期末残高は11,724百万円である。
――――――	退職加算金は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の退職加算金は、1,722百万円であり、営業外費用その他に含めている。

(注記事項)

(貸借対照表関係)

第78期 (平成14年３月31日)	第79期 (平成15年３月31日)
(※１) 当期末日は金融機関の休日のため、以下の当期末日満期の手形が未決済のものとして期末残高に含まれている。 (百万円) 受取手形　1,034 支払手形　182	(※１)　――――――
(※２) 関係会社に対する主な資産・負債 (関係会社に対するもので区分掲記したものを除く。) (百万円) 受取手形　2,126 売掛金　142,249 未収入金　19,239 買掛金　46,765 その他の負債　17,018	(※２) 関係会社に対する主な資産・負債 (関係会社に対するもので区分掲記したものを除く。) (百万円) 受取手形　1,323 売掛金　144,248 未収入金　20,058 買掛金　59,141 その他の負債　19,588
(※３) このうち取得価額より控除している圧縮記帳額 (百万円) 建物　85 構築物　7 機械及び装置　105 工具器具及び備品　101 合計　300	(※３) このうち取得価額より控除している圧縮記帳額 (百万円) 建物　85 構築物　7 機械及び装置　96 工具器具及び備品　67 合計　258
(※４) 会社が発行する 株式の総数　4,921,196,000株 発行済株式総数　1,872,334,767株	(※４) 会社が発行する 株式の総数　普通株式　4,921,196,000株 発行済株式総数 普通株式　1,872,338,099株
――――――	(※５) 自己株式 当社が保有する自己株式の数は、普通株式16,983,870株である。

第78期 (平成14年３月31日)	第79期 (平成15年３月31日)
偶発債務 (借入金等に対する保証債務残高) (百万円) 従業員（住宅借入金） 25,037 三洋電機ファイナンス(オランダ) 3,064 その他　３社 5,027 合計 33,129 (借入金等に対する保証予約残高) (百万円) 新潟三洋電子㈱ 34,550 ㈱三洋キャッシュ・マネージメント・センター 19,625 三洋半導体製造フィリピン 6,321 ＦＭＳオーディオ 6,130 三洋ジャヤ電子部品（インドネシア） 6,096 その他　16社 23,526 合計 96,249 この他、経営指導念書81,094百万円の差入を行っている。	偶発債務 (借入金等に対する保証債務残高) (百万円) 従業員（住宅借入金） 23,304 その他　４社 3,702 合計 27,006 (借入金等に対する保証予約残高) (百万円) 新潟三洋電子㈱ 19,783 ㈱三洋キャッシュ・マネージメント・センター 11,125 ＦＭＳオーディオ 5,649 三洋ジャヤ電子部品（インドネシア） 5,499 その他　16社 23,794 合計 65,850 この他、経営指導念書70,844百万円の差入を行っている。
――――――	資本の欠損 資本の欠損の額は41,454百万円である。

（損益計算書関係）

第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
（※１）関係会社との主な取引 （百万円） 売上高　600,971 材料及び外注製品仕入高　412,055 営業外収益　29,650 （このうち受取賃貸料　8,629） （　受取配当金　7,716） （　販売権使用料　6,795）	（※１）関係会社との主な取引 （百万円） 売上高　684,801 材料及び外注製品仕入高　451,178 営業外収益　32,921 （このうち受取賃貸料　8,043） （　受取配当金　15,262） （　販売権使用料　4,798）
（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。	（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。
（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　12,203 保管運搬費　13,670 サービス費　5,366 製品保証引当金繰入額　976 特許料　8,347 宣伝広告費　7,276 販売促進費　4,380 従業員給与手当　42,040 退職給付引当金繰入額　6,040 福利厚生費　5,652 減価償却費　9,455 手数料　14,947 販売費及び一般管理費のうち販売費の割合は約48％である。	（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　18,188 保管運搬費　13,424 サービス費　5,529 製品保証引当金繰入額　1,131 特許料　14,239 宣伝広告費　6,798 販売促進費　3,978 従業員給与手当　37,288 退職給付引当金繰入額　7,437 福利厚生費　5,795 減価償却費　10,054 手数料　16,325 販売費及び一般管理費のうち販売費の割合は約51％である。
（※４）固定資産売却益の内訳 （百万円） 機械及び装置　174 土地　5,033 その他　42 合計　5,251	（※４）固定資産売却益の内訳 （百万円） 機械及び装置　24 土地　3,474 その他　50 合計　3,550
（※５）固定資産処分損の内訳 （百万円） 建物　1,413 機械及び装置　1,765 工具器具及び備品　627 その他　394 合計　4,200	（※５）固定資産処分損の内訳 （百万円） 建物　522 機械及び装置　3,389 工具器具及び備品　730 その他　243 合計　4,885
（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　85,386	（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　88,861

（リース取引関係）

第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第78期

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	2,749	1,826	923
工具器具及び備品	7,809	4,312	3,497
その他	1,655	819	836
合計	12,214	6,957	5,256

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	2,152
１年超	3,104
合計	5,256

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	2,724
減価償却費相当額	2,724

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

第79期

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	1,424	765	659
工具器具及び備品	7,355	3,677	3,677
その他	1,969	1,066	902
合計	10,748	5,509	5,239

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	2,019
１年超	3,220
合計	5,239

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	2,402
減価償却費相当額	2,402

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

第78期（平成14年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	10,399百万円	42,732百万円	32,333百万円
関連会社株式	5,669百万円	5,218百万円	△450百万円

第79期（平成15年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	20,205百万円	4,975百万円
関連会社株式	5,751百万円	6,000百万円	248百万円

（税効果会計関係）

<table>
<tr><th>第78期
（自　平成13年４月１日
至　平成14年３月31日）</th><th>第79期
（自　平成14年４月１日
至　平成15年３月31日）</th></tr>
<tr><td>１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産　（百万円）
退職給付引当金　46,168
未払費用　8,252
投資有価証券　85,808
貸倒引当金　4,205
関係会社損失引当金　17,728
その他　3,726
繰延税金資産小計　165,890
評価性引当金　△40,205
繰延税金資産合計　125,684
繰延税金負債
措置法積立金　△488
繰延税金資産の純額　125,196

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの
税引前当期純損失が計上されているため記載していない。

――――――</td><td>１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産　（百万円）
退職給付引当金　43,556
未払費用　7,633
投資有価証券　101,064
貸倒引当金　3,568
関係会社損失引当金　14,283
その他　6,205
繰延税金資産小計　176,311
評価性引当金　△72,959
繰延税金資産合計　103,352
繰延税金負債
措置法積立金　△359
繰延税金資産の純額　102,992

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの
税引前当期純損失が計上されているため記載していない。

３．「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布されたことにより、平成16年４月１日以後開始事業年度から法人事業税に外形標準課税制度が導入され、所得割の標準税率が引き下げられ、これに伴い法定実効税率も引き下げられた。この結果、固定資産に計上した繰延税金資産が 2,970百万円、その他有価証券評価差額金が 167百万円及び法人税等調整額が 2,803百万円それぞれ少なく計上されている。</td></tr>
</table>

（１株当たり情報）

摘要	第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり純資産額（円）	246.02	210.43
１株当たり当期純損失（円）	19.81	39.71
潜在株式調整後１株当たり当期純利益（円）	－	－
	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。 当期から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、同会計基準及び適用指針の適用による当期の影響は無い。

（注）１．１株当たり情報の計算については、前期より自己株式数を控除して算出している。

２．１株当たり当期純損失の算定上の基礎は、以下のとおりである。

	第78期 （自　平成13年４月１日 至　平成14年３月31日）	第79期 （自　平成14年４月１日 至　平成15年３月31日）
当期純損失（百万円）	－	73,985
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純損失（百万円）	－	73,985
期中平均株式数（株）	－	1,863,304,022
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	第９回転換社債及びストックオプション。 これらの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（千株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱三井住友フィナンシャルグループ	64	13,592
		ＴＤＫ㈱	729	3,302
		住友信託銀行㈱	10,175	3,256
		㈱三菱東京フィナンシャル・グループ	6	3,144
		㈱山陰合同銀行	4,338	2,772
		イオン㈱	996	2,366
		㈱りそなホールディングス	39,970	2,278
		大和ハウス工業㈱	2,561	1,749
		松下電器産業㈱	1,667	1,688
		㈱クボタ	5,520	1,644
		その他（340社）	83,213	36,331
		小計	149,242	72,126
計			149,242	72,126

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
〈有形固定資産〉							
建物	251,015	6,608	6,771	250,851	154,745	7,769	96,106
構築物	30,231	522	345	30,408	20,672	1,029	9,735
機械及び装置	404,485	22,696	26,629	400,553	295,390	23,949	105,162
車両及びその他の陸上運搬具	1,125	57	105	1,077	926	49	150
工具器具及び備品	132,889	10,083	13,736	129,237	111,353	9,440	17,883
土地	55,337	5,487	810	60,015	－	－	60,015
建設仮勘定	4,642	51,407	45,367	10,682	－	－	10,682
有形固定資産計	879,728	96,863	93,765	882,826	583,088	42,238	299,737
〈無形固定資産〉							
借地権	824	－	－	824	－	－	824
ソフトウエア	22,557	7,657	2,784	27,431	11,557	4,598	15,873
施設利用権	620	0	438	182	130	8	52
その他	155	0	0	155	－	－	155
無形固定資産計	24,159	7,657	3,223	28,594	11,687	4,606	16,906
〈長期前払費用〉	24,418	4,318	3,088	25,649	12,514	4,156	13,134
〈繰延資産〉							
――――――	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

（注）1．機械及び装置の当期増加額のうち主なものは、ソフトエナジーカンパニー（電池製造設備ほか）12,887百万円及びセミコンダクターカンパニー（半導体製造設備ほか）6,482百万円であり、当期減少額のうち主なものは、ソフトエナジーカンパニー（電池製造設備ほか）9,829百万円及びホーム・アプライアンスカンパニー（コンプレッサー製造設備ほか）9,123百万円である。

2．建設仮勘定の当期増加額のうち主なものは、機械及び装置（ソフトエナジーカンパニーほか）16,283百万円及び工具器具及び備品（マルチメディアカンパニーほか）9,722百万円である。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）		172,241	0	－	172,242
資本金のうち既発行株式	普通株式（注１、２）　（株）	(1,872,334,767)	(　3,332)	(－)	(1,872,338,099)
	普通株式（注２）　（百万円）	172,241	0	－	172,242
	計　（株）	(1,872,334,767)	(　3,332)	(－)	(1,872,338,099)
	計　（百万円）	172,241	0	－	172,242
資本準備金及びその他資本剰余金	（資本準備金）				
	株式払込剰余金（注２）　（百万円）	166,037	0	－	166,038
	合併差益　（百万円）	68,705	－	－	68,705
	計　（百万円）	234,742	0	－	234,743
利益準備金及び任意積立金	（利益準備金）　（百万円）	32,546	－	－	32,546
	（任意積立金）				
	特別償却準備金（注３）　（百万円）	613	4	－	618
	退職給与積立金　（百万円）	300	－	－	300
	配当準備積立金　（百万円）	14,160	－	－	14,160
	固定資産圧縮積立金　（百万円）	119	－	－	119
	別途積立金　（百万円）	167,000	－	－	167,000
	計　（百万円）	214,739	4	－	214,744

（注）１．当期末における自己株式数は 16,983,870株である。
２．当期増加額は、転換社債の株式転換によるものである。
３．当期増加額は、前期決算の利益処分によるものである。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	10,825	2,401	514	3,546	9,166
製品保証引当金	976	1,131	976	－	1,131
関係会社損失引当金	42,412	11,931	543	18,533	35,266

（注）１．貸倒引当金の「当期減少額（その他）」は税法規定による戻し入れのほか、対象債権の減少によるものである。
２．関係会社損失引当金の「当期減少額（その他）」は、対象会社の財政状態の改善により不要となったものである。

(2) 【主な資産及び負債の内容】

当事業年度末（平成15年３月31日現在）における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

内訳	金額（百万円）
現金	10
預金	
当座預金	37
普通預金	147
通知預金	300
定期預金	137,272
計	137,757
合計	137,768

② 受取手形

（相手先別内訳）

相手先	金額（百万円）
トーカドエナジー㈱	2,731
磯部塗装㈱	544
三和テクノ㈱	331
東和産業㈱	271
マミヤ・オーピー㈱	251
その他	3,986
合計	8,117

（決済期日別内訳）

期日	金額（百万円）
平成15年４月	2,094
５月	2,467
６月	2,090
７月以降	1,464
合計	8,117

③　売掛金

（相手先別内訳）

相手先	金額（百万円）
三洋セールスアンドマーケティング㈱	41,029
㈱ニコン	29,415
中央電子工業㈱	15,710
三洋セミコンデバイス㈱	15,019
オリンパス光学工業㈱	14,150
その他	122,692
合計	238,018

（回収及び滞留の状況）

前期繰越高（百万円） (A)	当期発生高（百万円） (B)	当期回収高（百万円） (C)	次期繰越高（百万円） (D)	回収率（%） $\frac{(C)}{(A)+(B)}\times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
190,875	1,223,776	1,176,632	238,018	83.2	64

（注）　消費税等の会計処理は税抜方式を採用しているが、上記金額には消費税等が含まれている。

④　棚卸資産

（製品及び仕掛品）

内訳	製品（百万円）	仕掛品（百万円）
ＡＶ・情報通信機器	10,189	724
電化機器	14,434	1,706
産業機器	6,880	966
電子デバイス	25,746	11,839
電池	3,727	12,520
合計	60,978	27,756

（材料）

内訳	金額（百万円）
原材料	1,652
部品	16,628
その他	9,775
合計	28,056

⑤ 関係会社株式

内訳	金額（百万円）
子会社株式	164,053
関連会社株式	12,747
合計	176,801

⑥ 繰延税金資産

内訳	金額（百万円）
流動資産に計上した繰延税金資産	10,441
固定資産に計上した繰延税金資産	92,550
合計	102,992

（注） 発生の主な原因別の内訳については「(1)財務諸表(税効果会計関係)」に記載している。

⑦ 支払手形

（相手先別内訳）

相手先	金額（百万円）
アプライドマテリアルズジャパン㈱	40
㈱巴川製紙所	13
栄新産業㈱	1
パンドウィットコーポレーション 日本支社	1
㈱林製作所	1
その他	1
合計	59

（決済期日別内訳）

期日	金額（百万円）
平成15年４月	10
５月	13
６月	14
７月以降	20
合計	59

⑧ 買掛金

（相手先別内訳）

相手先	金額（百万円）
住友信託銀行㈱	37,405
さくらファイナンスサービス㈱	22,860
松下電器産業㈱	15,757
あさひ銀ファイナンスサービス㈱	13,786
三洋セールスアンドマーケティング㈱	10,319
その他	164,211
合計	264,341

（注） 住友信託銀行㈱、さくらファイナンスサービス㈱、あさひ銀ファイナンスサービス㈱に対する買掛金は、取引先が当社に対する売掛債権を債権譲渡したことによるものである。

⑨ 未払金

内訳	金額（百万円）
販売直接費	11,543
設備	23,121
諸経費	31,901
その他	11,215
合計	77,781

⑩ 社債

銘柄	金額（百万円）	銘柄	金額（百万円）
第８回無担保社債	20,000	第14回無担保社債	30,000
第９回無担保社債	30,000	第15回無担保社債	30,000
第11回無担保社債	20,000	第16回無担保社債	20,000
第12回無担保社債	20,000		
第13回無担保社債	20,000	合計	190,000

⑪ 退職給付引当金

内容	金額（百万円）
退職給付引当金	125,082

(3) 【その他】

(参考情報)

第77期事業年度(自　平成12年4月1日　至　平成13年3月31日)の財務諸表については以下のとおりである。

区分	注記番号	第77期 (平成13年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)				
Ⅰ　流動資産				
1．現金及び預金			191,636	
2．受取手形			12,187	
3．売掛金			271,900	
4．自己株式			4	
5．製品			79,997	
6．材料			42,253	
7．仕掛品			28,653	
8．前払費用			455	
9．繰延税金資産			20,041	
10．関係会社短期貸付金			2,740	
11．未収入金			22,683	
12．その他			20,413	
13．貸倒引当金			△1,648	
流動資産合計			691,319	46.4
Ⅱ　固定資産				
(1)有形固定資産				
1．建物		258,605		
減価償却累計額		△151,216	107,389	
2．構築物		30,580		
減価償却累計額		△19,793	10,787	
3．機械及び装置		411,230		
減価償却累計額		△288,411	122,818	
4．車両及びその他の陸上運搬具		1,291		
減価償却累計額		△1,086	205	
5．工具器具及び備品		150,542		
減価償却累計額		△127,008	23,533	

区分	注記番号	第77期 (平成13年３月31日現在) 金額（百万円）		構成比 (%)
６．土地			50,742	
７．建設仮勘定			3,942	
有形固定資産合計			319,418	21.4
(2) 無形固定資産				
１．借地権			852	
２．ソフトウエア			10,706	
３．施設利用権			67	
４．その他			165	
無形固定資産合計			11,791	0.8
(3) 投資その他の資産				
１．投資有価証券			169,159	
２．関係会社株式			193,438	
３．自己株式			979	
４．出資金			1,443	
５．従業員長期貸付金			602	
６．関係会社長期貸付金			9,890	
７．長期前払費用			11,695	
８．繰延税金資産			73,364	
９．保険積立金			5,611	
10．その他			4,341	
11．貸倒引当金			△3,327	
投資その他の資産合計			467,198	31.4
固定資産合計			798,408	53.6
資産合計			1,489,727	100.0

区分	注記番号	第77期 (平成13年３月31日現在) 金額（百万円）		構成比 (%)
（負債の部）				
Ⅰ　流動負債				
1．支払手形			10,020	
2．買掛金			277,401	
3．短期借入金			257	
4．コマーシャルペーパー			20,000	
5．一年内償還社債			40,000	
6．未払金			107,743	
7．未払法人税等			1,505	
8．未払費用			46,585	
9．預り金			4,582	
10．従業員預り金			26,269	
11．製品保証引当金			1,501	
12．その他			2,811	
流動負債合計			538,679	36.2
Ⅱ　固定負債				
1．社債			190,000	
2．転換社債			55,551	
3．長期借入金			2,427	
4．退職給付引当金			133,496	
5．関係会社損失引当金			35,004	
固定負債合計			416,479	27.9
負債合計			955,158	64.1

区分	注記番号	第77期 (平成13年３月31日現在) 金額（百万円）		構成比 (%)
(資本の部)				
Ⅰ　資本金			172,241	11.6
Ⅱ　資本準備金			234,742	15.8
Ⅲ　利益準備金			31,977	2.1
Ⅳ　その他の剰余金				
1．任意積立金				
特別償却準備金		493		
退職給与積立金		300		
配当準備積立金		14,160		
固定資産圧縮積立金		119		
別途積立金		167,000	182,072	
2．当期未処理損失			82,249	
その他の剰余金合計			99,823	6.7
Ⅴ　その他有価証券評価差額金			△4,216	△0.3
資本合計			534,568	35.9
負債及び資本合計			1,489,727	100.0

区分	注記番号	第77期 (自 平成12年4月1日 至 平成13年3月31日) 金額（百万円）		百分比(%)
Ⅰ 売上高			1,242,857	100.0
Ⅱ 売上原価				
1．製品期首棚卸高		104,182		
2．当期製品製造原価		698,676		
3．当期外注製品仕入高		318,018		
合計		1,120,877		
4．他勘定振替高		480		
5．製品期末棚卸高		79,997	1,040,399	83.7
売上総利益			202,457	16.3
Ⅲ 販売費及び一般管理費			180,089	14.5
営業利益			22,367	1.8
Ⅳ 営業外収益				
1．受取利息		2,255		
2．有価証券利息		95		
3．受取配当金		5,167		
4．受取賃貸料		13,171		
5．販売権使用料		5,848		
6．その他		14,935	41,472	3.3
Ⅴ 営業外費用				
1．支払利息		382		
2．コマーシャルペーパー利息		475		
3．社債利息		5,954		
4．受取賃貸料対応費用		4,331		
5．投資有価証券評価損		4,446		
6．棚卸資産処分損		5,378		
7．その他		9,730	30,700	2.4
経常利益			33,139	2.7

区分	注記番号	第77期（自　平成12年４月１日　至　平成13年３月31日）金額（百万円）		百分比（%）
Ⅵ　特別利益				
１．固定資産売却益		1,283	1,283	0.1
Ⅶ　特別損失				
１．固定資産処分損		4,347		
２．関係会社整理損失		1,467		
３．関係会社株式評価損		92,923		
４．関係会社損失引当金繰入額		35,004		
５．貸倒引当金繰入額		3,402	137,146	11.0
税引前当期純損失			102,722	△8.3
法人税、住民税及び事業税		3,260		
法人税等調整額		△15,194	△11,934	△1.0
当期純損失			90,787	△7.3
前期繰越利益			14,713	
中間配当額			5,613	
中間配当に伴う利益準備金積立額			561	
当期未処理損失			82,249	

監 査 報 告 書

平成19年12月25日

三洋電機株式会社

代表取締役社長　佐　野　精一郎　殿

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　了	印
代表社員 関与社員	公認会計士	高木　勇	印
関与社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成13年４月１日から平成14年３月31日までの第78期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書及び損失処理計算書について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が三洋電機株式会社の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

特記事項

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第78期定時株主総会で報告された金額と比べて147,538百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　了	印
代表社員 関与社員	公認会計士	高木　勇	印
関与社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成14年４月１日から平成15年３月31日までの第79期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第79期定時株主総会で報告された金額と比べて167,654百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

SANYO

有価証券報告書の訂正報告書

事 業 年 度	自	平成15年４月１日
（第 80 期）	至	平成16年３月31日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した有価証券報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。

ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。

本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【事業年度】	第80期（自　平成15年４月１日　至　平成16年３月31日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【有価証券報告書の訂正報告書の提出理由】

平成16年６月30日に提出した第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）の有価証券報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので有価証券報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第79期	第80期
経常利益	9,110	13,427
税引前当期純利益（△損失）	△93,676	3,458
当期純利益（△損失）	△53,869	4,398
純資産額	558,071	578,274

訂正後

（単位：百万円）

	第79期	第80期
経常利益	4,883	43,465
税引前当期純利益（△損失）	△65,160	33,911
当期純利益（△損失）	△73,985	36,632
純資産額	390,416	442,852

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　財務諸表等

(1) 財務諸表

(2) 主な資産及び負債の内容

［監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第76期	第77期	第78期	第79期	第80期
決算年月	平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
売上高（百万円）	1,121,579	1,242,857	1,088,381	1,172,497	1,377,197
経常利益（△損失）（百万円）	13,131	33,139	△3,965	4,883	43,465
当期純利益（△損失）（百万円）	△48,806	△90,787	△37,053	△73,985	36,632
資本金（百万円）	172,238	172,241	172,241	172,242	172,242
発行済株式総数（千株）	1,872,327	1,872,334	1,872,334	1,872,338	1,872,338
純資産額（百万円）	639,862	534,568	460,103	390,416	442,852
総資産額（百万円）	1,510,927	1,489,727	1,253,956	1,244,746	1,343,792
１株当たり純資産額（円）	341.75	285.51	246.02	210.43	238.72
１株当たり配当額（うち１株当たり中間配当額）（円）	5.00 (2.50)	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)
１株当たり当期純利益（△損失）（円）	△25.83	△48.49	△19.81	△39.71	19.75
潜在株式調整後１株当たり当期純利益（円）	－	－	－	－	19.49
自己資本比率（％）	42.3	35.9	36.7	31.4	33.0
自己資本利益率（％）	△7.3	△15.5	△7.5	△17.4	8.8
株価収益率（倍）	－	－	－	－	26.2
配当性向（％）	－	－	－	－	30.38
従業員数（人）	22,542	20,112	17,239	16,167	16,809

(注) １．売上高には、消費税等は含まれていない。

２．第76期から第79期の潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載していない。

３．第78期より自己株式を資本に対する控除項目としている。また、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益は発行済株式総数から自己株式数を控除して計算している。

４．第79期より、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定にあたっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年　大蔵省令第28号、以下「連結財務諸表規則」という。）第87条の規定により、米国において一般に認められた会計原則による用語、様式及び作成方法に基づいて作成している。

ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年　大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成している。

第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）は改正前の財務諸表等規則に基づき、第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）は改正後の財務諸表等規則に基づいて作成している。

なお、第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則に基づいて作成している。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、平成14年度（自　平成14年４月１日　至　平成15年３月31日）の連結財務諸表及び第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）の財務諸表並びに平成15年度（自　平成15年４月１日　至　平成16年３月31日）の連結財務諸表及び第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）の財務諸表について、中央青山監査法人の監査を受けている。

また、当社は、平成16年１月１日付で三洋電子部品㈱を合併したため、三洋電子部品㈱の最近事業年度である第９期事業年度（自　平成14年４月１日　至　平成15年３月31日）についての改正前の財務諸表等規則に基づく財務諸表を掲げている。この財務諸表について、証券取引法第193条の２の規定に基づき、中央青山監査法人の監査を受けている。

訂正後の第79期事業年度（自　平成14年４月１日　至　平成15年３月31日）の財務諸表及び第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）の財務諸表については、太陽ＡＳＧ監査法人の監査を受けている。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

区分	注記番号	第79期（平成15年３月31日）			第80期（平成16年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金			137,768			150,611	
2．受取手形	（※1）		8,117			8,354	
3．売掛金	（※1）		238,018			293,141	
4．製品			60,978			50,511	
5．材料			28,056			29,534	
6．仕掛品			27,756			30,805	
7．前払費用			395			458	
8．繰延税金資産			10,441			16,084	
9．関係会社短期貸付金			4,000			16,588	
10．未収入金	（※1）		29,322			34,908	
11．その他			18,497			16,427	
12．貸倒引当金			△3,144			△14,518	
流動資産合計			560,207	45.0		632,906	47.1
Ⅱ　固定資産							
(1) 有形固定資産	（※2）						
1．建物		250,851			241,246		
減価償却累計額		△154,745	96,106		△149,716	91,529	
2．構築物		30,408			29,709		
減価償却累計額		△20,672	9,735		△20,651	9,057	
3．機械及び装置		400,553			414,229		
減価償却累計額		△295,390	105,162		△300,904	113,325	
4．車両及びその他の陸上運搬具		1,077			1,076		
減価償却累計額		△926	150		△888	188	
5．工具器具及び備品		129,237			125,998		
減価償却累計額		△111,353	17,883		△106,296	19,702	

区分	注記番号	第79期（平成15年３月31日）金額（百万円）		構成比（%）	第80期（平成16年３月31日）金額（百万円）		構成比（%）
６．土地			60,015			62,387	
７．建設仮勘定			10,682			5,694	
有形固定資産合計			299,737	24.1		301,885	22.5
(2) 無形固定資産							
１．借地権			824			824	
２．ソフトウエア			15,873			19,127	
３．施設利用権			52			52	
４．その他			155			154	
無形固定資産合計			16,906	1.4		20,158	1.5
(3) 投資その他の資産							
１．投資有価証券			72,126			108,613	
２．関係会社株式			176,801			175,038	
３．出資金			1,529			1,376	
４．従業員長期貸付金			512			416	
５．関係会社長期貸付金			6,304			5,885	
６．長期前払費用			13,134			16,236	
７．繰延税金資産			92,550			75,480	
８．保険積立金			5,291			5,186	
９．その他			5,665			5,692	
10．貸倒引当金			△6,022			△5,084	
投資その他の資産合計			367,894	29.5		388,841	28.9
固定資産合計			684,538	55.0		710,885	52.9
資産合計			1,244,746	100.0		1,343,792	100.0

		第79期 (平成15年３月31日)		第80期 (平成16年３月31日)	
区分	注記番号	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)
（負債の部）					
Ⅰ　流動負債					
１．支払手形		59		556	
２．買掛金	（※１）	264,341		323,230	
３．短期借入金		321		229	
４．コマーシャルペーパー		20,000		20,000	
５．一年内償還社債		30,000		―	
６．未払金	（※１）	77,781		79,239	
７．未払法人税等		53		100	
８．未払費用		22,441		25,014	
９．預り金	（※１）	12,359		9,780	
10．従業員預り金		22,956		21,875	
11．製品保証引当金		1,131		1,325	
12．その他	（※１）	540		870	
流動負債合計		451,987	36.3	482,223	35.9
Ⅱ　固定負債					
１．社債		190,000		220,000	
２．転換社債		49,898		49,898	
３．長期借入金		294		35	
４．退職給付引当金		125,082		102,324	
５．関係会社損失引当金		35,266		46,204	
６．その他		1,800		253	
固定負債合計		402,342	32.3	418,716	31.1
負債合計		854,329	68.6	900,939	67.0

区分	注記番号	第79期（平成15年３月31日） 金額（百万円）		構成比（%）	第80期（平成16年３月31日） 金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	（※３）		172,242	13.8		172,242	12.8
Ⅱ　資本剰余金							
１．資本準備金		234,743			234,743		
２．その他資本剰余金							
自己株式処分差益		－			7		
資本剰余金合計			234,743	18.9		234,751	17.5
Ⅲ　利益剰余金							
１．利益準備金		32,546			33,046		
２．任意積立金							
特別償却準備金		618			513		
退職給与積立金		300			300		
配当準備積立金		14,160			14,160		
固定資産圧縮積立金		119			119		
別途積立金		167,000			97,000		
３．当期未処理損失		216,561			119,425		
利益剰余金合計			△1,817	△0.1		25,713	1.9
Ⅳ　その他有価証券評価差額金			△7,661	△0.6		17,360	1.3
Ⅴ　自己株式	（※４）		△7,090	△0.6		△7,215	△0.5
資本合計			390,416	31.4		442,852	33.0
負債及び資本合計			1,244,746	100.0		1,343,792	100.0

② 【損益計算書】

		第79期 (自 平成14年4月1日 至 平成15年3月31日)			第80期 (自 平成15年4月1日 至 平成16年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ 売上高	(※1)		1,172,497	100.0		1,377,197	100.0
Ⅱ 売上原価							
1．製品期首棚卸高		69,835			60,978		
2．合併による製品受入高		—			733		
3．当期製品製造原価	(※1,6)	509,224			515,092		
4．当期外注製品仕入高	(※1)	484,658			662,607		
合計		1,063,718			1,239,411		
5．他勘定振替高	(※2)	1,486			1,529		
6．製品期末棚卸高		60,978	1,001,254	85.4	50,511	1,187,369	86.2
売上総利益			171,243	14.6		189,827	13.8
Ⅲ 販売費及び一般管理費	(※3,6)		160,032	13.6		165,405	12.0
営業利益			11,211	1.0		24,422	1.8
Ⅳ 営業外収益							
1．受取利息	(※1)	734			656		
2．有価証券利息		5			—		
3．受取配当金	(※1)	17,179			13,170		
4．受取賃貸料	(※1)	12,547			12,030		
5．販売権使用料	(※1)	4,798			—		
6．投資有価証券売却益		—			17,614		
7．その他	(※1)	6,432	41,698	3.5	14,280	57,752	4.2
Ⅴ 営業外費用							
1．支払利息		284			265		
2．コマーシャルペーパー利息		12			6		
3．社債利息		4,349			3,441		
4．受取賃貸料対応費用		4,916			4,475		
5．棚卸資産処分損		6,870			8,173		
6．為替差損		—			8,782		
7．退職加算金		9,108			3,968		
8．その他		22,482	48,025	4.1	9,596	38,709	2.8
経常利益			4,883	0.4		43,465	3.2

		第79期 （自　平成14年４月１日 至　平成15年３月31日）			第80期 （自　平成15年４月１日 至　平成16年３月31日）		
区分	注記番号	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅵ　特別利益							
１．固定資産売却益	（※４）	3,550			6,483		
２．関係会社株式売却益		8,517			1,162		
３．貸倒引当金戻入額		2,157			1,466		
４．新企業年金制度移行差益		−			21,121		
５．厚生年金基金代行部分返上益		6,796	21,022	1.8	−	30,233	2.2
Ⅶ　特別損失							
１．固定資産処分損	（※５）	4,885			5,426		
２．投資有価証券評価損		71,625			−		
３．関係会社株式評価損		7,387			8,594		
４．関係会社整理損失		4,270			−		
５．関係会社損失引当金繰入額		2,897			25,502		
６．関係会社株式売却損		−	91,067	7.8	263	39,787	2.9
税引前当期純利益			−	−		33,911	2.5
税引前当期純損失			65,160	△5.6		−	−
法人税、住民税及び事業税		1,890			1,588		
法人税等調整額		6,934	8,824	0.7	△4,308	△2,720	△0.2
当期純利益			−	−		36,632	2.7
当期純損失			73,985	△6.3		−	−
前期繰越損失			136,971			152,023	
合併による未処分利益受入額			−			1,531	
中間配当額			5,605			5,565	
当期未処理損失			216,561			119,425	

（製造原価明細書）

	第79期 （自　平成14年４月１日 至　平成15年３月31日）		第80期 （自　平成15年４月１日 至　平成16年３月31日）	
区分	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）
Ⅰ　当期材料費	350,322	69.4	357,055	68.8
Ⅱ　当期労務費	80,994	16.0	82,712	15.9
Ⅲ　当期経費（※イ）	73,553	14.6	79,095	15.3
当期製造総費用	504,870	100.0	518,863	100.0
仕掛品期首棚卸高	32,616		27,756	
合併による仕掛品受入高	―		330	
合計	537,487		546,950	
他勘定振替高（※ロ）	505		1,053	
仕掛品期末棚卸高	27,756		30,805	
当期製品製造原価	509,224		515,092	

（注）　（※イ）このうち主なものは減価償却費であり、第79期は26,649百万円、第80期は27,808百万円である。

（※ロ）このうち主なものは第79期、第80期ともに、固定資産への振替である。

原価計算の方法

原価計算は標準原価計算制度を採用し、期末において原価差額を配賦し、実際原価を算定している。

③【損失処理計算書】

		第79期 (平成15年6月27日　総会)		第80期 (平成16年6月29日　総会)	
区分	注記番号	金額（百万円）		金額（百万円）	
Ⅰ　当期未処理損失			216,561		119,425
Ⅱ　任意積立金取崩額					
特別償却準備金取崩額	(2)	104		－	
別途積立金取崩額		70,000	70,104	10,000	10,000
合計			146,456		109,425
Ⅲ　利益処分額					
配当金	(1)	5,566		5,565	
任意積立金					
特別償却準備金	(2)	－	5,566	3,292	8,857
Ⅳ　次期繰越損失			152,023		118,283

(注) (1) 配当金は株主総会決議に基づく手続きによりすでに支出されておりますので、次期繰越損失は本配当金を控除して算定している。

(2) 特別償却準備金は租税特別措置法の規定に基づくものである。

（重要な会計方針）

摘要	第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法、売却原価は移動平均法） ②時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ①時価のあるもの 同左 ②時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	(1) デリバティブ 時価法 (2) 金銭の信託 時価法	デリバティブ 同左 ――――――
３．棚卸資産の評価基準及び評価方法	評価基準　原価法 評価方法　製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	同左
４．固定資産の減価償却の方法	法人税法と同一の基準を採用し、有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、無形固定資産のうちソフトウエアについては主として利用可能期間に基づく定額法による。	同左
５．繰延資産の処理方法	社債発行費については、支出時に全額費用として処理している。	同左
６．引当金の計上基準	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率（法人税法の経過措置による法定繰入率が貸倒実績率を超えるため法定繰入率）により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。

摘要	第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
	製品保証引当金　販売した製品の無償サービス費用に充てるため、法人税法に基づくもの及び必要見込額を計上している。 退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年２月17日に厚生労働大臣から将来分支給義務免除の認可を受けた。 当社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したものとみなして処理している。 本処理に伴う影響額は、厚生年金基金代行部分返上益として6,796百万円特別利益に計上されている。 なお、当事業年度末における返還相当額は、74,394百万円である。	製品保証引当金　販売した製品の無償サービス費用に充てるため、必要見込額を計上している。 退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。

摘要	第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
	関係会社損失引当金　関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	関係会社損失引当金　同左
７．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左
８．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左
９．その他財務諸表作成のための重要な事項	(1) 消費税等の会計処理 税抜方式を採用している。 (2) 自己株式及び法定準備金の取崩等に関する会計基準 当期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用している。なお、この適用による影響額は軽微である。	消費税等の会計処理 同左 ――――――

（表示方法の変更）

第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
立替金は、総資産の１／100以下であるため流動資産その他に含めている。 なお、当期末残高は、11,724百万円である。	――――――
退職加算金は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の退職加算金は、1,722百万円であり、営業外費用その他に含めている。	――――――
――――――	販売権使用料は営業外収益の10／100以下のため営業外収益その他に含めている。 なお、当期の販売権使用料は、3,942百万円である。
――――――	為替差損は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の為替差損は、3,961百万円であり、営業外費用その他に含めている。

（注記事項）

（貸借対照表関係）

第79期 （平成15年３月31日）	第80期 （平成16年３月31日）
（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形　1,323 売掛金　144,248 未収入金　20,058 買掛金　59,141 その他の負債　19,588	（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形　982 売掛金　162,705 未収入金　21,854 買掛金　102,086 その他の負債　20,059
（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物　85 構築物　7 機械及び装置　96 工具器具及び備品　67 合計　258	（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物　81 構築物　7 機械及び装置　1,096 工具器具及び備品　57 合計　1,243
（※３）会社が発行する 株式の総数　普通株式　4,921,196,000株 発行済株式総数 普通株式　1,872,338,099株	（※３）会社が発行する 株式の総数　普通株式　4,921,196,000株 発行済株式総数 普通株式　1,872,338,099株
（※４）自己株式 当社が保有する自己株式の数は、普通株式16,983,870株である。	（※４）自己株式 当社が保有する自己株式の数は、普通株式17,223,365株である。

第79期 （平成15年３月31日）	第80期 （平成16年３月31日）
偶発債務 （借入金等に対する保証債務残高） （百万円） 従業員（住宅借入金） 23,304 その他　４社 3,702 合計 27,006 （借入金等に対する保証予約残高） （百万円） 新潟三洋電子㈱ 19,783 ㈱三洋キャッシュ・マネージメント・センター 11,125 ＦＭＳオーディオ 5,649 三洋ジャヤ電子部品（インドネシア） 5,499 その他　16社 23,794 合計 65,850 この他、経営指導念書70,844百万円の差入を行っている。	偶発債務 （借入金等に対する保証債務残高） （百万円） 従業員（住宅借入金） 21,717 その他　５社 1,841 合計 23,558 （借入金等に対する保証予約残高） （百万円） 新潟三洋電子㈱ 6,474 その他　18社 27,885 合計 34,359 この他、経営指導念書65,932百万円の差入を行っている。
資本の欠損 資本の欠損の額は41,454百万円である。	資本の欠損 資本の欠損の額は14,540百万円である。
――――――	配当制限 商法施行規則第１２４条第３号に規定する時価を付したことにより増加した純資産額は 17,360百万円である。

（損益計算書関係）

第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
（※１）関係会社との主な取引 （百万円） 売上高　684,801 材料及び外注製品仕入高　451,178 営業外収益　32,921 （このうち受取賃貸料　8,043） （　受取配当金　15,262） （　販売権使用料　4,798）	（※１）関係会社との主な取引 （百万円） 売上高　750,247 材料及び外注製品仕入高　619,782 営業外収益　29,187 （このうち受取賃貸料　7,114） （　受取配当金　11,916）
（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。	（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。
（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　18,188 保管運搬費　13,424 サービス費　5,529 製品保証引当金繰入額　1,131 特許料　14,239 宣伝広告費　6,798 販売促進費　3,978 従業員給与手当　37,288 退職給付引当金繰入額　7,437 福利厚生費　5,795 減価償却費　10,054 手数料　16,325 販売費及び一般管理費のうち販売費の割合は約51%である。	（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　16,073 保管運搬費　11,880 サービス費　3,619 製品保証引当金繰入額　1,325 特許料　14,872 宣伝広告費　6,886 販売促進費　3,753 従業員給与手当　42,334 退職給付引当金繰入額　5,260 福利厚生費　7,633 減価償却費　9,597 手数料　16,711 販売費及び一般管理費のうち販売費の割合は約49%である。
（※４）固定資産売却益の内訳 （百万円） 機械及び装置　24 土地　3,474 その他　50 合計　3,550	（※４）固定資産売却益の内訳 （百万円） 機械及び装置　101 土地　6,356 その他　24 合計　6,483
（※５）固定資産処分損の内訳 （百万円） 建物　522 機械及び装置　3,389 工具器具及び備品　730 その他　243 合計　4,885	（※５）固定資産処分損の内訳 （百万円） 建物　1,129 機械及び装置　2,819 工具器具及び備品　991 その他　486 合計　5,426
（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　88,861	（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　95,887

（リース取引関係）

第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第79期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	1,424	765	659
工具器具及び備品	7,355	3,677	3,677
その他	1,969	1,066	902
合計	10,748	5,509	5,239

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	2,019
１年超	3,220
合計	5,239

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	2,402
減価償却費相当額	2,402

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

第80期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	9,532	4,062	5,469
工具器具及び備品	7,899	4,268	3,631
その他	3,330	1,309	2,020
合計	20,761	9,640	11,121

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	3,736
１年超	7,385
合計	11,121

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	2,849
減価償却費相当額	2,849

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

第79期（平成15年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	20,205百万円	4,975百万円
関連会社株式	5,751百万円	6,000百万円	248百万円

第80期（平成16年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	43,401百万円	28,171百万円
関連会社株式	5,751百万円	9,031百万円	3,279百万円

（税効果会計関係）

第79期 （自　平成14年４月１日 至　平成15年３月31日）	第80期 （自　平成15年４月１日 至　平成16年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産　（百万円） 退職給付引当金　43,556 未払費用　7,633 投資有価証券　101,064 貸倒引当金　3,568 関係会社損失引当金　14,283 その他　6,205 繰延税金資産小計　176,311 評価性引当金　△72,959 繰延税金資産合計　103,352 繰延税金負債 措置法積立金　△359 繰延税金資産の純額　102,992	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産　（百万円） 退職給付引当金　37,382 未払費用　8,567 投資有価証券　77,410 貸倒引当金　7,842 関係会社損失引当金　18,713 繰越欠損金　11,344 その他　2,215 繰延税金資産小計　163,475 評価性引当金　△57,497 繰延税金資産合計　105,978 繰延税金負債 その他有価証券評価差額金　△11,816 措置法積立金　△2,595 繰延税金負債合計　△14,412 繰延税金資産の純額　91,565
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの 税引前当期純損失が計上されているため記載していない。	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの 法定実効税率　41.8％ （調整） 評価性引当　△45.6％ 受取配当金等益金不算入　△10.0％ 外国法人税額　4.4％ その他　1.4％ 税効果会計適用後の法人税等の負担率　△8.0％
３．「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布されたことにより、平成16年４月１日以後開始事業年度から法人事業税に外形標準課税制度が導入され、所得割の標準税率が引き下げられ、これに伴い法定実効税率も引き下げられた。この結果、固定資産に計上した繰延税金資産が 2,970百万円、その他有価証券評価差額金が 167百万円及び法人税等調整額が 2,803百万円それぞれ少なく計上されている。	

（1株当たり情報）

摘要	第79期 （自　平成14年4月1日 至　平成15年3月31日）	第80期 （自　平成15年4月1日 至　平成16年3月31日）
1株当たり純資産額（円）	210.43	238.72
1株当たり当期純利益（円）	－	19.75
1株当たり当期純損失（円）	39.71	－
潜在株式調整後1株当たり当期純利益（円）	－	19.49
	潜在株式調整後1株当たり当期純利益は、1株当たり当期純損失が計上されているため記載していない。 当期から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用している。 なお、同会計基準及び適用指針の適用による当期の影響は無い。	――――――

（注）　1株当たり当期純利益又は当期純損失及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりである。

	第79期 （自　平成14年4月1日 至　平成15年3月31日）	第80期 （自　平成15年4月1日 至　平成16年3月31日）
1株当たり当期純利益又は当期純損失		
当期純利益（百万円）	－	36,632
当期純損失（百万円）	73,985	－
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	－	36,632
普通株式に係る当期純損失（百万円）	73,985	－
期中平均株式数（株）	1,863,304,022	1,855,237,311
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	－	475
普通株式増加数（株）	－	48,263,983
（うち、転換社債）（株）	－	48,164,092
（うち、新株予約権）（株）	－	99,891
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	第9回転換社債及びストックオプション。 これらの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。	平成15年株主総会決議分を除くストックオプション。 これらの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（千株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱三井住友フィナンシャルグループ	32	24,688
		ＴＤＫ㈱	693	5,509
		イオン㈱	996	4,473
		㈱山陰合同銀行	4,338	4,078
		㈱三菱東京フィナンシャル・グループ	3	3,594
		住友信託銀行㈱	5,088	3,526
		大和ハウス工業㈱	2,561	3,401
		㈱りそなホールディングス	18,370	3,196
		リソナ・プリファード・セキュリティーズ（ケイマン）４リミテッド	0	3,000
		㈱クボタ	5,520	2,737
		松下電器産業㈱	1,667	2,680
		ＫＤＤＩ㈱	4	2,350
		㈱大垣共立銀行	2,971	2,020
		三桜工業㈱	2,876	1,769
		その他（316社）	67,537	41,585
		小計	112,660	108,613
計				108,613

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
〈有形固定資産〉							
建物	250,851	10,221	19,827	241,246	149,716	7,210	91,529
構築物	30,408	634	1,334	29,709	20,651	944	9,057
機械及び装置	400,553	39,444	25,767	414,229	300,904	24,579	113,325
車両及びその他の陸上運搬具	1,077	113	115	1,076	888	67	188
工具器具及び備品	129,237	13,362	16,600	125,998	106,296	9,683	19,702
土地	60,015	6,677	4,305	62,387	－	－	62,387
建設仮勘定	10,682	58,947	63,936	5,694	－	－	5,694
有形固定資産計	882,826	129,402	131,886	880,342	578,457	42,485	301,885
〈無形固定資産〉							
借地権	824	－	－	824	－	－	824
ソフトウエア	27,431	9,051	4,482	32,000	12,872	5,278	19,127
施設利用権	182	7	47	143	91	7	52
その他	155	1	1	154	－	－	154
無形固定資産計	28,594	9,060	4,531	33,122	12,963	5,286	20,158
〈長期前払費用〉	25,649	8,898	4,094	30,453	14,216	5,678	16,236
〈繰延資産〉							
――――――	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

（注）1．当期増加額のうち、三洋電子部品㈱との合併により引継いだ金額は、建物823百万円、構築物9百万円、機械及び装置1,394百万円、車両及びその他の陸上運搬具1百万円、工具器具及び備品805百万円、建設仮勘定31百万円、ソフトウエア596百万円、無形固定資産その他0百万円及び長期前払費用26百万円である。

2．建物の当期減少額のうち主なものは、東京地区管理部門（マーケティングプラザビルほか） 11,948百万円である。

3．機械及び装置の当期増加額のうち主なものは、モバイルエナジーカンパニー（電池製造設備ほか）16,857百万円及びセミコンダクターカンパニー（半導体製造設備ほか）12,112百万円であり、当期減少額のうち主なものは、モバイルエナジーカンパニー（電池製造設備ほか）11,374百万円及びクリーンエナジーカンパニー（コンプレッサー製造設備ほか）5,651百万円である。

4．工具器具及び備品の当期減少額のうち主なものは、アメニティソリューションズカンパニー（金型ほか）4,409百万円及びライフソリューションズカンパニー（金型ほか）3,185百万円である。

5．建設仮勘定の当期増加額のうち主なものは、機械及び装置（モバイルエナジーカンパニーほか）32,813百万円及び工具器具及び備品（モバイルエナジーカンパニーほか）13,364百万円である。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）		172,242	—	—	172,242
資本金のうち既発行株式	普通株式（注1）　（株）	(1,872,338,099)	(　—)	(　—)	(1,872,338,099)
	普通株式　（百万円）	172,242	—	—	172,242
	計　（株）	(1,872,338,099)	(　—)	(　—)	(1,872,338,099)
	計　（百万円）	172,242	—	—	172,242
資本準備金及びその他資本剰余金	（資本準備金）				
	株式払込剰余金　（百万円）	166,038	—	—	166,038
	合併差益　（百万円）	68,705	—	—	68,705
	（その他資本剰余金）				
	自己株式処分差益（注2）	—	7	—	7
	計　（百万円）	234,743	7		234,751
利益準備金及び任意積立金	（利益準備金）（注3）　（百万円）	32,546	500	—	33,046
	（任意積立金）				
	特別償却準備金（注4）　（百万円）	618	—	104	513
	退職給与積立金　（百万円）	300	—	—	300
	配当準備積立金　（百万円）	14,160	—	—	14,160
	固定資産圧縮積立金　（百万円）	119	—	—	119
	別途積立金（注4）　（百万円）	167,000	—	70,000	97,000
	計　（百万円）	214,744	500	70,104	145,139

（注）1．当期末における自己株式数は　17,223,365株である。
2．当期増加額は、自己株式の処分によるものである。
3．当期増加額は、合併による受入額である。
4．当期減少額は、前期決算の利益処分によるものである。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	9,166	13,267	309	2,521	19,603
製品保証引当金	1,131	1,325	1,131	—	1,325
関係会社損失引当金	35,266	30,259	1,157	18,163	46,204

（注）1．貸倒引当金の当期減少額（その他）は、対象債権の減少によるものである。
2．関係会社損失引当金の当期減少額（その他）は、対象会社の財政状態の改善により、不要となったものである。

(2) 【主な資産及び負債の内容】

当事業年度末（平成16年３月31日現在）における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

内訳	金額（百万円）
現金	8
預金	
当座預金	68
普通預金	330
通知預金	200
定期預金	150,003
計	150,602
合計	150,611

② 受取手形

（相手先別内訳）

相手先	金額（百万円）
トーカドーエナジー㈱	3,334
磯部塗装㈱	480
東和産業㈱	272
㈱メディコムソリューション	236
マミヤ・オーピー㈱	210
その他	3,819
合計	8,354

（決済期日別内訳）

期日	金額（百万円）
平成16年４月	2,151
５月	2,446
６月	2,012
７月以降	1,743
合計	8,354

③　売掛金

（相手先別内訳）

相手先	金額（百万円）
三洋セールスアンドマーケティング㈱	47,019
㈱ニコン	46,231
オリンパス㈱	26,078
三洋セミコンデバイス㈱	18,299
三洋半導体（香港）有限公司	14,518
その他	140,994
合計	293,141

（回収及び滞留の状況）

前期繰越高（百万円） (A)	当期発生高（百万円） (B)	当期回収高（百万円） (C)	次期繰越高（百万円） (D)	回収率（%） $\frac{(C)}{(A)+(B)}\times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
238,018	1,435,075	1,379,952	293,141	82.5	68

（注）　消費税等の会計処理は税抜方式を採用しているが、上記金額には消費税等が含まれている。

④　棚卸資産

（製品及び仕掛品）

内訳	製品（百万円）	仕掛品（百万円）
ＡＶ・情報通信機器	7,849	1,185
電化機器	7,167	887
産業機器	5,663	775
電子デバイス	26,422	16,834
電池	3,409	11,122
合計	50,511	30,805

（材料）

内訳	金額（百万円）
原材料	2,331
部品	18,206
その他	8,997
合計	29,534

⑤　関係会社株式

内訳	金額（百万円）
子会社株式	163,952
関連会社株式	11,085
合計	175,038

⑥　繰延税金資産

内訳	金額（百万円）
流動資産に計上した繰延税金資産	16,084
固定資産に計上した繰延税金資産	75,480
合計	91,565

（注）　発生の主な原因別の内訳については「(1) 財務諸表（税効果会計関係）」に記載している。

⑦　支払手形

（相手先別内訳）

相手先	金額（百万円）
アプライドマテリアルズジャパン㈱	548
㈱巴川製紙所	6
アイビー電子工業㈱	1
㈱レグルス	0
合計	556

（決済期日別内訳）

期日	金額（百万円）
平成16年４月	13
５月	8
６月	276
７月以降	258
合計	556

⑧　買掛金

（相手先別内訳）

相手先	金額（百万円）
住友信託銀行㈱	37,114
㈱三洋キャッシュ・マネージメント・センター	33,881
ＳＭＢＣファイナンスサービス㈱	26,108
三洋セールスアンドマーケティング㈱	21,930
りそな決済サービス㈱	14,943
その他	189,251
合計	323,230

（注）住友信託銀行㈱、㈱三洋キャッシュ・マネージメント・センター、ＳＭＢＣファイナンスサービス㈱、りそな決済サービス㈱に対する買掛金は、取引先が当社に対する売掛債権を債権譲渡したことによるものである。

⑨　未払金

内訳	金額（百万円）
販売直接費	8,910
設備	20,319
諸経費	37,996
その他	12,013
合計	79,239

⑩　社債

銘柄	金額（百万円）	銘柄	金額（百万円）
第８回無担保社債	20,000	第15回無担保社債	30,000
第９回無担保社債	30,000	第16回無担保社債	20,000
第11回無担保社債	20,000	第17回無担保社債	20,000
第12回無担保社債	20,000	第18回無担保社債	10,000
第13回無担保社債	20,000		
第14回無担保社債	30,000	合計	220,000

⑪　退職給付引当金

内容	金額（百万円）
退職給付引当金	102,324

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　了	印
代表社員 関与社員	公認会計士	髙木　勇	印
関与社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成14年４月１日から平成15年３月31日までの第79期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第79期定時株主総会で報告された金額と比べて167,654百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(※)　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　了	印
代表社員 関与社員	公認会計士	高木　勇	印
関与社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成15年４月１日から平成16年３月31日までの第80期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第80期定時株主総会で報告された金額と比べて135,421百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

SANYO

有価証券報告書の訂正報告書

事 業 年 度	自	平成16年４月１日
（第 81 期）	至	平成17年３月31日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した有価証券報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。

ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。

本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【事業年度】	第81期（自　平成16年４月１日　至　平成17年３月31日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【有価証券報告書の訂正報告書の提出理由】

平成17年６月30日に提出した第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）の有価証券報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので有価証券報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第80期	第81期
経常利益	13,427	482
税引前当期純利益（△損失）	3,458	△42,090
当期純利益（△損失）	4,398	△87,800
純資産額	578,274	476,057

訂正後

（単位：百万円）

	第80期	第81期
経常利益	43,465	9,247
税引前当期純利益（△損失）	33,911	△54,331
当期純利益（△損失）	36,632	△169,930
純資産額	442,852	258,504

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　財務諸表等

(1) 財務諸表

(2) 主な資産及び負債の内容

［監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第77期	第78期	第79期	第80期	第81期
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高（百万円）	1,242,857	1,088,381	1,172,497	1,377,197	1,458,981
経常利益（△損失）（百万円）	33,139	△3,965	4,883	43,465	9,247
当期純利益（△損失）（百万円）	△90,787	△37,053	△73,985	36,632	△169,930
資本金（百万円）	172,241	172,241	172,242	172,242	172,242
発行済株式総数（千株）	1,872,334	1,872,334	1,872,338	1,872,338	1,872,338
純資産額（百万円）	534,568	460,103	390,416	442,852	258,504
総資産額（百万円）	1,489,727	1,253,956	1,244,746	1,343,792	1,254,766
１株当たり純資産額（円）	285.51	246.02	210.43	238.72	139.38
１株当たり配当額（うち１株当たり中間配当額）（円）	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)	3.00 (3.00)
１株当たり当期純利益（△損失）（円）	△48.49	△19.81	△39.71	19.75	△91.61
潜在株式調整後１株当たり当期純利益（円）	－	－	－	19.49	－
自己資本比率（%）	35.9	36.7	31.4	33.0	20.6
自己資本利益率（%）	△15.5	△7.5	△17.4	8.8	△48.5
株価収益率（倍）	－	－	－	26.2	－
配当性向（%）	－	－	－	30.38	－
従業員数（人）	20,112	17,239	16,167	16,809	15,687

（注）１．売上高には、消費税等は含まれていない。

２．第77期、第78期、第79期及び第81期の潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載していない。

３．第78期より自己株式を資本に対する控除項目としている。また、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益は発行済株式総数から自己株式数を控除して計算している。

４．第79期より１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定にあたっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年　大蔵省令第28号、以下「連結財務諸表規則」という。）第87条の規定により、米国において一般に認められた会計原則による用語、様式及び作成方法に基づいて作成している。

ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年　大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成している。

ただし、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則に基づいて作成している。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、平成15年度（自　平成15年４月１日　至　平成16年３月31日）の連結財務諸表及び第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）の財務諸表並びに平成16年度（自　平成16年４月１日　至　平成17年３月31日）の連結財務諸表及び第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）の財務諸表について、中央青山監査法人の監査を受けている。

また、当社は、平成16年９月１日付で三洋テレコミュニケーションズ㈱を合併したため、三洋テレコミュニケーションズ㈱の最近事業年度である第31期事業年度（自　平成15年４月１日　至　平成16年３月31日）についての改正前の財務諸表等規則に基づく財務諸表を掲げている。この財務諸表について、証券取引法第193条の２の規定に基づき、中央青山監査法人の監査を受けている。

訂正後の第80期事業年度（自　平成15年４月１日　至　平成16年３月31日）の財務諸表及び第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）の財務諸表については、太陽ＡＳＧ監査法人の監査を受けている。

2 【財務諸表等】

(1) 【財務諸表】

①【貸借対照表】

区分	注記番号	第80期（平成16年３月31日）金額（百万円）		構成比（%）	第81期（平成17年３月31日）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金			150,611			148,106	
2．受取手形	（※１）		8,354			12,761	
3．売掛金	（※１）		293,141			236,217	
4．製品			50,511			56,562	
5．材料			29,534			31,529	
6．仕掛品			30,805			37,745	
7．前払費用			458			609	
8．繰延税金資産			16,084			―	
9．関係会社短期貸付金			16,588			32,172	
10．未収入金	（※１）		34,908			38,517	
11．その他			16,427			17,189	
12．貸倒引当金			△14,518			△31,865	
流動資産合計			632,906	47.1		579,546	46.2
Ⅱ　固定資産							
(1) 有形固定資産	（※２）						
1．建物		241,246			254,317		
減価償却累計額		△149,716	91,529		△152,683	101,633	
2．構築物		29,709			31,129		
減価償却累計額		△20,651	9,057		△21,130	9,998	
3．機械及び装置		414,229			328,492		
減価償却累計額		△300,904	113,325		△235,470	93,021	
4．車両及びその他の陸上運搬具		1,076			1,065		
減価償却累計額		△888	188		△895	170	
5．工具器具及び備品		125,998			142,661		
減価償却累計額		△106,296	19,702		△117,869	24,792	

区分	注記番号	第80期（平成16年３月31日）金額（百万円）		構成比（%）	第81期（平成17年３月31日）金額（百万円）		構成比（%）
６．土地			62,387			61,046	
７．建設仮勘定			5,694			13,754	
有形固定資産合計			301,885	22.5		304,418	24.3
(2) 無形固定資産							
１．借地権			824			824	
２．ソフトウエア			19,127			20,854	
３．施設利用権			52			47	
４．その他			154			156	
無形固定資産合計			20,158	1.5		21,883	1.7
(3) 投資その他の資産							
１．投資有価証券			108,613			106,411	
２．関係会社株式			175,038			210,206	
３．出資金			1,376			420	
４．従業員長期貸付金			416			11	
５．関係会社長期貸付金			5,885			7,419	
６．長期前払費用			16,236			19,181	
７．繰延税金資産			75,480			－	
８．保険積立金			5,186			5,123	
９．その他			5,692			5,294	
10．貸倒引当金			△5,084			△5,151	
投資その他の資産合計			388,841	28.9		348,918	27.8
固定資産合計			710,885	52.9		675,219	53.8
資産合計			1,343,792	100.0		1,254,766	100.0

区分	注記番号	第80期（平成16年３月31日）金額（百万円）		構成比（%）	第81期（平成17年３月31日）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
１．支払手形			556			54	
２．買掛金	（※１）		323,230			307,254	
３．短期借入金			229			21	
４．コマーシャルペーパー			20,000			－	
５．一年内償還社債			－			40,000	
６．未払金	（※１）		79,239			89,110	
７．未払法人税等			100			1,100	
８．未払費用			25,014			20,620	
９．預り金	（※１）		9,780			17,974	
10．従業員預り金			21,875			19,499	
11．製品保証引当金			1,325			1,347	
12．その他	（※１）		870			2,540	
流動負債合計			482,223	35.9		499,525	39.8
Ⅱ　固定負債							
１．社債			220,000			240,000	
２．転換社債			49,898			－	
３．長期借入金			35			100,012	
４．繰延税金負債			－			11,384	
５．退職給付引当金			102,324			98,692	
６．関係会社損失引当金			46,204			46,552	
７．その他			253			93	
固定負債合計			418,716	31.1		496,735	39.6
負債合計			900,939	67.0		996,261	79.4

区分	注記番号	第80期（平成16年３月31日）金額（百万円）		構成比（%）	第81期（平成17年３月31日）金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	（※３）		172,242	12.8		172,242	13.7
Ⅱ　資本剰余金							
１．資本準備金		234,743			234,743		
２．その他資本剰余金							
自己株式処分差益		7			6		
資本剰余金合計			234,751	17.5		234,750	18.7
Ⅲ　利益剰余金							
１．利益準備金		33,046			33,796		
２．任意積立金							
特別償却準備金		513			3,806		
退職給与積立金		300			300		
配当準備積立金		14,160			14,160		
固定資産圧縮積立金		119			119		
別途積立金		97,000			87,000		
３．当期未処理損失		119,425			292,719		
利益剰余金合計			25,713	1.9		△153,537	△12.2
Ⅳ　その他有価証券評価差額金			17,360	1.3		12,407	1.0
Ⅴ　自己株式	（※４）		△7,215	△0.5		△7,357	△0.6
資本合計			442,852	33.0		258,504	20.6
負債及び資本合計			1,343,792	100.0		1,254,766	100.0

②【損益計算書】

区分	注記番号	第80期 (自　平成15年4月1日 至　平成16年3月31日)			第81期 (自　平成16年4月1日 至　平成17年3月31日)		
		金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高	(※1)		1,377,197	100.0		1,458,981	100.0
Ⅱ　売上原価							
1．製品期首棚卸高		60,978			50,511		
2．合併による製品受入高		733			163		
3．当期製品製造原価	(※1,6)	515,092			675,789		
4．当期外注製品仕入高	(※1)	662,607			615,722		
合計		1,239,411			1,342,186		
5．他勘定振替高	(※2)	1,529			577		
6．製品期末棚卸高		50,511	1,187,369	86.2	56,562	1,285,046	88.1
売上総利益			189,827	13.8		173,934	11.9
Ⅲ　販売費及び一般管理費	(※3,6)		165,405	12.0		178,042	12.2
営業利益			24,422	1.8		―	―
営業損失			―	―		4,107	△0.3
Ⅳ　営業外収益							
1．受取利息	(※1)	656			578		
2．受取配当金	(※1)	13,170			16,343		
3．受取賃貸料	(※1)	12,030			11,352		
4．投資有価証券売却益		17,614			―		
5．その他	(※1)	14,280	57,752	4.2	22,573	50,849	3.5
Ⅴ　営業外費用							
1．支払利息		265			259		
2．コマーシャルペーパー利息		6			4		
3．社債利息		3,441			4,113		
4．受取賃貸料対応費用		4,475			3,864		
5．棚卸資産処分損		8,173			―		
6．為替差損		8,782			―		
7．退職加算金		3,968			12,423		
8．その他		9,596	38,709	2.8	16,828	37,493	2.6
経常利益			43,465	3.2		9,247	0.6

		第80期 （自　平成15年４月１日 至　平成16年３月31日）			第81期 （自　平成16年４月１日 至　平成17年３月31日）		
区分	注記番号	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅵ　特別利益							
１．固定資産売却益	（※４）	6,483			1,793		
２．投資有価証券売却益	（※７）	－			9,567		
３．関係会社株式売却益		1,162			2,132		
４．貸倒引当金戻入額		1,466			37		
５．新企業年金制度移行差益		21,121	30,233	2.2	－	13,530	1.0
Ⅶ　特別損失							
１．固定資産処分損	（※５）	5,426			11,124		
２．関係会社株式等評価損		8,594			43,152		
３．関係会社整理損失		－			1,302		
４．関係会社損失引当金繰入額		25,502			13,002		
５．関係会社株式売却損		263			－		
６．貸倒引当金繰入額		－	39,787	2.9	8,527	77,109	5.3
税引前当期純利益			33,911	2.5		－	－
税引前当期純損失			－	－		54,331	△3.7
法人税、住民税及び事業税		1,588			2,505		
法人税等調整額		△4,308	△2,720	△0.2	113,094	115,599	7.9
当期純利益			36,632	2.7		－	－
当期純損失			－	－		169,930	△11.6
前期繰越損失			152,023			118,283	
合併による未処分利益受入額			1,531			1,059	
中間配当額			5,565			5,565	
当期未処理損失			119,425			292,719	

（製造原価明細書）

	第80期 （自　平成15年４月１日 至　平成16年３月31日）		第81期 （自　平成16年４月１日 至　平成17年３月31日）	
区分	金額（百万円）	構成比 （％）	金額（百万円）	構成比 （％）
Ⅰ　当期材料費	357,055	68.8	502,788	73.8
Ⅱ　当期労務費	82,712	15.9	70,922	10.4
Ⅲ　当期経費（※イ）	79,095	15.3	107,560	15.8
当期製造総費用	518,863	100.0	681,271	100.0
仕掛品期首棚卸高	27,756		30,805	
合併による仕掛品受入高	330		2,147	
合計	546,950		714,224	
他勘定振替高（※ロ）	1,053		688	
仕掛品期末棚卸高	30,805		37,745	
当期製品製造原価	515,092		675,789	

（注）　（※イ）このうち主なものは、手数料　第80期 15,109百万円、第81期 33,479百万円及び減価償却費　第80期 27,808百万円、第81期 31,369百万円である。

（※ロ）このうち主なものは第80期、第81期ともに、固定資産への振替である。

原価計算の方法

原価計算は標準原価計算制度を採用し、期末において原価差額を配賦し、実際原価を算定している。

③【損失処理計算書】

		第80期 (平成16年6月29日　総会)		第81期 (平成17年6月29日　総会)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ　当期未処理損失			119,425		292,719
Ⅱ　任意積立金取崩額					
別途積立金取崩額		10,000	10,000	87,000	87,000
合計			109,425		205,719
Ⅲ　利益処分額					
配当金	(1)	5,565		—	
任意積立金					
特別償却準備金	(2)	3,292	8,857	503	503
Ⅳ　次期繰越損失			118,283		206,223

(注)(1) 配当金は株主総会決議に基づく手続きによりすでに支出されておりますので、次期繰越金額は本配当金を控除して算定している。

(2) 特別償却準備金は租税特別措置法の規定に基づくものである。

（重要な会計方針）

摘要	第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法、売却原価は移動平均法） ②時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ①時価のあるもの 同左 ②時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	デリバティブ 同左
３．棚卸資産の評価基準及び評価方法	評価基準　原価法 評価方法　製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	同左
４．固定資産の減価償却の方法	法人税法と同一の基準を採用し、有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、無形固定資産のうちソフトウエアについては主として利用可能期間に基づく定額法による。	同左
５．繰延資産の処理方法	社債発行費については、支出時に全額費用として処理している。	同左
６．引当金の計上基準	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 製品保証引当金　販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	貸倒引当金　同左 製品保証引当金　同左

摘要	第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
	退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。 関係会社損失引当金　関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	退職給付引当金　同左 ――――― 関係会社損失引当金　同左
７．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左

摘要	第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
８．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左
９．その他財務諸表作成のための重要な事項	消費税等の会計処理 税抜方式を採用している。	消費税等の会計処理 同左

（表示方法の変更）

第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
販売権使用料は営業外収益の10／100以下のため営業外収益その他に含めている。 なお、当期の販売権使用料は3,942百万円である。	――――――
為替差損は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の為替差損は、3,961百万円であり、営業外費用その他に含めている。	――――――
――――――	棚卸資産処分損は営業外費用の10／100以下のため営業外費用その他に含めている。 なお、当期の棚卸資産処分損は1,450百万円である。
――――――	投資事業有限責任組合の出資持分は、前期は出資金に含めて表示していたが、「証券取引法等の一部を改正する法律」（平成16年６月９日法律第97号）により当該出資持分が証券取引法上の有価証券と定義されたこと、及び「金融商品会計に関する実務指針」（会計制度委員会報告第14号）が平成16年12月15日に改正されたことに伴い、当期より投資有価証券に含めて表示している。 なお、その金額は 856百万円である。

（注記事項）

（貸借対照表関係）

第80期 （平成16年３月31日）	第81期 （平成17年３月31日）
（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形 982 売掛金 162,705 未収入金 21,854 買掛金 102,086 その他の負債 20,059	（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形 1,224 売掛金 134,114 未収入金 26,503 買掛金 102,886 未払金 15,903 預り金 15,536
（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物 81 構築物 7 機械及び装置 1,096 工具器具及び備品 57 合計 1,243	（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物 80 構築物 5 機械及び装置 1,095 工具器具及び備品 54 合計 1,236
（※３）会社が発行する 株式の総数　普通株式　4,921,196,000株 発行済株式総数 普通株式　1,872,338,099株	（※３）会社が発行する 株式の総数　普通株式　4,921,196,000株 発行済株式総数 普通株式　1,872,338,099株
（※４）自己株式 当社が保有する自己株式の数は、普通株式17,223,365株である。	（※４）自己株式 当社が保有する自己株式の数は、普通株式17,607,612株である。

第80期 (平成16年３月31日)	第81期 (平成17年３月31日)
偶発債務 (借入金等に対する保証債務残高) (百万円) 従業員（住宅借入金） 21,717 その他　５社 1,841 合計 23,558 (借入金等に対する保証予約残高) (百万円) 新潟三洋電子㈱ 6,474 その他　18社 27,885 合計 34,359 ―――――― この他、経営指導念書65,932百万円の差入を行っている。	偶発債務 (借入金等に対する保証債務残高) (百万円) 従業員（住宅借入金） 19,617 その他　１社 0 合計 19,617 (借入金等に対する保証予約残高) (百万円) ㈱エスケイ・ディスプレイ 5,624 三洋オートメディア㈱ 5,044 その他　16社 20,038 合計 30,707 (外貨建売掛債権譲渡に伴う買戻義務) (百万円) 36,072 この他、経営指導念書49,881百万円の差入を行っている。
資本の欠損 資本の欠損の額は14,540百万円である。	資本の欠損 資本の欠損の額は194,685百万円である。
配当制限 商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は17,360百万円である。	配当制限 商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は12,407百万円である。
――――――	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 - 差引額 100,000
――――――	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。

（損益計算書関係）

第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
（※１）関係会社との主な取引 （百万円） 売上高　750,247 材料及び外注製品仕入高　619,782 営業外収益　29,187 （このうち受取賃貸料　7,114） （　受取配当金　11,916）	（※１）関係会社との主な取引 （百万円） 売上高　816,885 材料及び外注製品仕入高　658,993 営業外収益　35,472 （このうち受取賃貸料　6,671） （　受取配当金　15,466）
（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。	（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。
（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　16,073 保管運搬費　11,880 サービス費　3,619 製品保証引当金繰入額　1,325 特許料　14,872 宣伝広告費　6,886 販売促進費　3,753 従業員給与手当　42,334 退職給付引当金繰入額　5,260 福利厚生費　7,633 減価償却費　9,597 手数料　16,711 販売費及び一般管理費のうち販売費の割合は約49％である。	（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　24,720 保管運搬費　13,966 サービス費　8,721 製品保証引当金繰入額　1,347 特許料　13,135 宣伝広告費　6,667 販売促進費　5,378 従業員給与手当　39,092 退職給付引当金繰入額　3,783 福利厚生費　6,986 減価償却費　8,089 手数料　15,136 販売費及び一般管理費のうち販売費の割合は約58％である。
（※４）固定資産売却益の内訳 （百万円） 機械及び装置　101 土地　6,356 その他　24 合計　6,483	（※４）固定資産売却益の内訳 （百万円） 機械及び装置　139 土地　1,521 その他　132 合計　1,793
（※５）固定資産処分損の内訳 （百万円） 建物　1,129 機械及び装置　2,819 工具器具及び備品　991 その他　486 合計　5,426	（※５）固定資産処分損の内訳 （百万円） 建物　1,826 機械及び装置　7,236 工具器具及び備品　1,317 その他　744 合計　11,124
（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　95,887	（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）　114,783

第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
――――――	（※７）投資有価証券売却損益の処理変更について 従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。

（リース取引関係）

第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第80期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	9,532	4,062	5,469
工具器具及び備品	7,899	4,268	3,631
その他	3,330	1,309	2,020
合計	20,761	9,640	11,121

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	3,736
１年超	7,385
合計	11,121

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	2,849
減価償却費相当額	2,849

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

第81期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	6,907	3,375	3,531
工具器具及び備品	6,425	3,259	3,166
その他	4,197	2,096	2,101
合計	17,530	8,730	8,800

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	3,501
１年超	5,298
合計	8,800

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	4,168
減価償却費相当額	4,168

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

第80期（平成16年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	43,401百万円	28,171百万円
関連会社株式	5,751百万円	9,031百万円	3,279百万円

第81期（平成17年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	45,133百万円	29,903百万円
関連会社株式	6,501百万円	9,791百万円	3,289百万円

（税効果会計関係）

第80期 （自　平成15年４月１日 至　平成16年３月31日）	第81期 （自　平成16年４月１日 至　平成17年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

第80期	（百万円）	第81期	（百万円）
繰延税金資産		繰延税金資産	
退職給付引当金	37,382	退職給付引当金	37,941
未払費用	8,567	未払費用	8,868
投資有価証券	77,410	投資有価証券	77,183
貸倒引当金	7,842	貸倒引当金	14,890
関係会社損失引当金	18,713	関係会社損失引当金	18,853
繰越欠損金	11,344	繰越欠損金	32,768
その他	2,215	その他	4,740
繰延税金資産小計	163,475	繰延税金資産小計	195,245
評価性引当金	△57,497	評価性引当金	△195,245
繰延税金資産合計	105,978	繰延税金資産合計	－
繰延税金負債		繰延税負債	
その他有価証券評価差額金	△11,816	その他有価証券評価差額金	△8,445
措置法積立金	△2,595	措置法積立金	△2,938
繰延税金負債合計	△14,412	繰延税金負債合計	△11,384
繰延税金資産の純額	91,565	繰延税金負債の純額	△11,384

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの

第80期

法定実効税率	41.8%
（調整）	
評価性引当	△45.6%
受取配当金等益金不算入	△10.0%
外国法人税額	4.4%
その他	1.4%
税効果会計適用後の法人税等の負担率	△8.0%

第81期

税引前当期純損失が計上されているため記載していない。

（1株当たり情報）

摘要	第80期 （自　平成15年4月1日 至　平成16年3月31日）	第81期 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり純資産額（円）	238.72	139.38
1株当たり当期純利益（円）	19.75	－
1株当たり当期純損失（円）	－	91.61
潜在株式調整後1株当たり当期純利益（円）	19.49	－
	――――	潜在株式調整後1株当たり当期純利益は、1株当たり当期純損失が計上されているため記載していない。

（注）　1株当たり当期純利益又は当期純損失及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりである。

	第80期 （自　平成15年4月1日 至　平成16年3月31日）	第81期 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり当期純利益又は当期純損失		
当期純利益（百万円）	36,632	－
当期純損失（百万円）	－	169,930
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	36,632	－
普通株式に係る当期純損失（百万円）	－	169,930
期中平均株式数（株）	1,855,237,311	1,854,946,570
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	475	－
普通株式増加数（株）	48,263,983	－
（うち、転換社債）（株）	48,164,092	－
（うち、新株予約権）（株）	99,891	－
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	平成15年株主総会決議分を除くストックオプション。 これらの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。	第9回転換社債及びストックオプション。 なお、当該転換社債は平成16年11月に償還している。 ストックオプションの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（千株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱三井住友フィナンシャルグループ	32	23,278
		ＴＤＫ㈱	693	5,086
		㈱山陰合同銀行	4,338	4,663
		㈱りそなホールディングス	19,970	4,293
		イオン㈱	1,992	3,608
		住友信託銀行㈱	5,088	3,556
		㈱三菱東京フィナンシャル・グループ	3	3,245
		㈱クボタ	5,520	3,157
		大和ハウス工業㈱	2,561	3,156
		リソナ・プリファード・セキュリティーズ（ケイマン）４リミテッド	0	3,000
		松下電器産業㈱	1,667	2,633
		三桜工業㈱	2,876	2,220
		ＫＤＤＩ㈱	4	2,126
		㈱大垣共立銀行	2,971	1,934
		その他（303銘柄）	70,314	39,594
		小計	118,034	105,555
計			118,034	105,555

【その他】

種類及び銘柄			投資口数等（口）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	投資事業有限責任組合への出資（7銘柄）	―	856
		小計	―	856
計			―	856

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
(有形固定資産)							
建物	241,246	20,206	7,135	254,317	152,683	7,854	101,633
構築物	29,709	2,077	657	31,129	21,130	989	9,998
機械及び装置	414,229	23,122	108,860	328,492	235,470	20,702	93,021
車両及びその他の陸上運搬具	1,076	58	68	1,065	895	67	170
工具器具及び備品	125,998	29,754	13,092	142,661	117,869	12,878	24,792
土地	62,387	278	1,619	61,046	-	-	61,046
建設仮勘定	5,694	65,534	57,473	13,754	-	-	13,754
有形固定資産計	880,342	141,032	188,907	832,467	528,049	42,492	304,418
(無形固定資産)							
借地権	824	-	-	824	-	-	824
ソフトウエア	32,000	9,343	4,057	37,286	16,432	6,569	20,854
施設利用権	143	3	2	144	96	7	47
その他	154	2	0	156	-	-	156
無形固定資産計	33,122	9,349	4,060	38,411	16,528	6,577	21,883
(長期前払費用)	30,434	10,190	3,586	37,038	17,857	6,425	19,181
(繰延資産)							
――――――	-	-	-	-	-	-	-
繰延資産計	-	-	-	-	-	-	-

(注) 1．当期増加額のうち、三洋テレコミュニケーションズ㈱との合併により引継いだ金額は、建物 404百万円、構築物 0百万円、機械及び装置 2,378百万円、車両及びその他の陸上運搬具 4百万円、工具器具及び備品15,216百万円、建設仮勘定 199百万円、ソフトウエア 2,500百万円、無形固定資産その他 0百万円及び長期前払費用 1,734百万円である。

2．建物の当期増加額のうち主なものは、ディスプレイカンパニー 8,409百万円、モバイルエナジーカンパニー 3,956百万円である。

3．機械装置の当期増加額のうち主なものは、モバイルエナジーカンパニー（二次電池製造設備ほか）9,260百万円、クリーンエナジーカンパニー（太陽電池製造設備ほか）4,201百万円であり、当期減少額のうち主なものは、半導体カンパニー（半導体製造設備ほか）80,832百万円である。

4．工具器具及び備品の当期増加額のうち主なものは、三洋テレコミュニケーションズ㈱から引継いだ15,216百万円及びテレコムカンパニー（金型ほか）2,249百万円である。

5．建設仮勘定の当期増加額のうち主なものは、建物（ディスプレイカンパニーほか）24,999百万円及び機械装置（モバイルエナジーカンパニーほか）23,176百万円である。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）		172,242	－	－	172,242
資本金のうち既発行株式	普通株式（注１）　（株）	(1,872,338,099)	(　－)	(　－)	(1,872,338,099)
	普通株式　（百万円）	172,242	－	－	172,242
	計　（株）	(1,872,338,099)	(　－)	(　－)	(1,872,338,099)
	計　（百万円）	172,242	－	－	172,242
資本準備金及びその他資本剰余金	（資本準備金）				
	株式払込剰余金　（百万円）	166,038	－	－	166,038
	合併差益　（百万円）	68,705	－	－	68,705
	（その他資本剰余金）				
	自己株式処分差益（注２）	7	－	0	6
	計　（百万円）	234,751	－	0	234,750
利益準備金及び任意積立金	（利益準備金）（注３）　（百万円）	33,046	750	－	33,796
	（任意積立金）				
	特別償却準備金（注４）　（百万円）	513	3,292	－	3,806
	退職給与積立金　（百万円）	300	－	－	300
	配当準備積立金　（百万円）	14,160	－	－	14,160
	固定資産圧縮積立金　（百万円）	119	－	－	119
	別途積立金（注４）　（百万円）	97,000	－	10,000	87,000
	計　（百万円）	145,139	4,042	10,000	139,181

（注）１．当期末における自己株式数は17,607,612株である。

２．当期減少額は、自己株式の処分によるものである。

３．当期増加額は、合併による受入額である。

４．当期増加額又は当期減少額は、前期決算の利益処分によるものである。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	19,603	17,660	24	222	37,017
製品保証引当金	1,325	1,347	1,325	－	1,347
関係会社損失引当金	46,204	28,139	521	27,271	46,552

（注）１．貸倒引当金の「当期減少額（その他）」は税法規定による戻し入れであるほか、対象債権の減少によるものである。

２．関係会社損失引当金の「当期減少額（その他）」は、対象会社の財政状態の改善により不要となったものである。

(2) 【主な資産及び負債の内容】

当事業年度末（平成17年３月31日現在）における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

内訳	金額（百万円）
現金	10
預金	
当座預金	51
普通預金	217
通知預金	200
定期預金	147,626
計	148,095
合計	148,106

② 受取手形

（相手先別内訳）

相手先	金額（百万円）
トーカドエナジー㈱	3,524
サントロニクス㈱	3,455
マミヤ・オーピー㈱	766
三洋セミコンデバイス㈱	432
㈱メディコムソリューション	253
その他	4,329
合計	12,761

（決済期日別内訳）

期日	金額（百万円）
平成17年４月	4,530
５月	4,015
６月	2,195
７月以降	2,020
合計	12,761

③ 売掛金

(相手先別内訳)

相手先	金額（百万円）
三洋セールスアンドマーケティング㈱	37,782
㈱ニコン	31,446
三洋コマーシャル販売㈱	28,304
ＫＤＤＩ㈱	25,300
オリンパス㈱	15,965
その他	97,417
合計	236,217

(回収及び滞留の状況)

前期繰越高（百万円）(A)	当期発生高（百万円）(B)	当期回収高（百万円）(C)	次期繰越高（百万円）(D)	回収率（％） $\frac{(C)}{(A)+(B)}\times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
293,141	1,516,913	1,573,837	236,217	86.9	64

(注)　消費税等の会計処理は税抜方式を採用しているが、上記金額には消費税等が含まれている。

④ 棚卸資産

(製品及び仕掛品)

内訳	製品（百万円）	仕掛品（百万円）
コンシューマ部門	14,553	3,422
コマーシャル部門	12,806	1,641
コンポーネント部門	29,202	32,682
合計	56,562	37,745

(材料)

内訳	金額（百万円）
原材料	3,147
部品	19,487
その他	8,895
合計	31,529

⑤ 関係会社株式

内訳	金額（百万円）
子会社株式	166,814
関連会社株式	43,392
合計	210,206

⑥ 支払手形

（相手先別内訳）

相手先	金額（百万円）
アプライドマテリアルズジャパン㈱	41
丸加ミキシングシステム㈱	8
㈱巴川製紙所	5
合計	54

（決済期日別内訳）

期日	金額（百万円）
平成17年４月	3
５月	19
６月	8
７月以降	22
合計	54

⑦ 買掛金

（相手先別内訳）

相手先	金額（百万円）
三洋エプソンイメージングデバイス㈱	39,420
住友信託銀行㈱	30,975
ＳＭＢＣファイナンスサービス㈱	21,934
㈱三洋キャッシュ・マネージメント・センター	14,107
りそな決済サービス㈱	13,410
その他	187,406
合計	307,254

（注） 住友信託銀行㈱、ＳＭＢＣファイナンスサービス㈱、㈱三洋キャッシュ・マネージメント・センター、りそな決済サービス㈱に対する買掛金は、取引先が当社に対する売掛債権を債権譲渡したことによるものである。

⑧　未払金

内訳	金額（百万円）
販売直接費	15,404
設備	20,593
諸経費	41,797
その他	11,316
合計	89,110

⑨　社債

銘柄	金額（百万円）	銘柄	金額（百万円）
第８回無担保社債	20,000	第17回無担保社債	20,000
第９回無担保社債	30,000	第18回無担保社債	10,000
第12回無担保社債	20,000	第19回無担保社債	30,000
第14回無担保社債	30,000	第20回無担保社債	30,000
第15回無担保社債	30,000		
第16回無担保社債	20,000	合計	240,000

⑩　長期借入金

相手先	金額（百万円）
シンジケートローン	100,000
その他	12
合計	100,012

（注）　シンジケートローンは、㈱三井住友銀行を幹事会社とする計22社の協調融資によるものである。

⑪　退職給付引当金

内容	金額（百万円）
退職給付引当金	98,692

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　　了	印
代表社員 関与社員	公認会計士	高木　　勇	印
関与社員	公認会計士	岩﨑　　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成15年４月１日から平成16年３月31日までの第80期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第80期定時株主総会で報告された金額と比べて135,421百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	髙木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成16年４月１日から平成17年３月31日までの第81期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第81期定時株主総会で報告された金額と比べて217,552百万円増加している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(※)　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

有価証券報告書の訂正報告書

事 業 年 度	自	平成17年４月１日
（第 82 期）	至	平成18年３月31日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した有価証券報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。

ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。

本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【事業年度】	第82期（自　平成17年４月１日　至　平成18年３月31日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【有価証券報告書の訂正報告書の提出理由】

平成18年６月29日に提出した第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）の有価証券報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので有価証券報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第81期	第82期
経常利益（△損失）	482	△48,275
税引前当期純利益（△損失）	△42,090	△276,538
当期純利益（△損失）	△87,800	△360,991
純資産額	476,057	413,357

訂正後

（単位：百万円）

	第81期	第82期
経常利益（△損失）	9,247	△48,275
税引前当期純利益（△損失）	△54,331	△144,811
当期純利益（△損失）	△169,930	△149,406
純資産額	258,504	407,390

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　財務諸表等

(1) 財務諸表

(2) 主な資産及び負債の内容

［監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第78期	第79期	第80期	第81期	第82期
決算年月	平成14年３月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
売上高（百万円）	1,088,381	1,172,497	1,377,197	1,458,981	1,353,445
経常利益（△損失）（百万円）	△3,965	4,883	43,465	9,247	△48,275
当期純利益（△損失）（百万円）	△37,053	△73,985	36,632	△169,930	△149,406
資本金（百万円）	172,241	172,242	172,242	172,242	322,242
発行済株式総数（千株） 普通株式 Ａ種優先株式 Ｂ種優先株式	1,872,334 － －	1,872,338 － －	1,872,338 － －	1,872,338 － －	1,872,338 182,542 246,029
純資産額（百万円）	460,103	390,416	442,852	258,504	407,390
総資産額（百万円）	1,253,956	1,244,746	1,343,792	1,254,766	1,315,852
１株当たり純資産額（円）	246.02	210.43	238.72	139.38	17.49
１株当たり配当額（うち１株当たり中間配当額）（円）	6.00 (3.00)	6.00 (3.00)	6.00 (3.00)	3.00 (3.00)	0.00 (0.00)
１株当たり当期純利益（△損失）（円）	△19.81	△39.71	19.75	△91.61	△72.32
潜在株式調整後１株当たり当期純利益（円）	－	－	19.49	－	－
自己資本比率（％）	36.7	31.4	33.0	20.6	31.0
自己資本利益率（％）	△7.5	△17.4	8.8	△48.5	△44.9
株価収益率（倍）	－	－	26.2	－	－
配当性向（％）	－	－	30.38	－	－
従業員数（人）	17,239	16,167	16,809	15,687	14,137

（注）１．売上高には、消費税等は含まれていない。

２．第78期、第79期、第81期及び第82期の潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。

３．第79期より１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定にあたっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年　大蔵省令第28号、以下「連結財務諸表規則」という。）第87条の規定により、米国において一般に認められた会計原則による用語、様式及び作成方法に基づいて作成している。

ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年　大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成している。

ただし、第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則に基づいて作成している。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、平成16年度（自　平成16年４月１日　至　平成17年３月31日）の連結財務諸表及び第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）の財務諸表並びに平成17年度（自　平成17年４月１日　至　平成18年３月31日）の連結財務諸表及び第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）の財務諸表について、中央青山監査法人の監査を受けている。

訂正後の第81期事業年度（自　平成16年４月１日　至　平成17年３月31日）の財務諸表及び第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）の財務諸表については、太陽ＡＳＧ監査法人の監査を受けている。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

		第81期 (平成17年３月31日)			第82期 (平成18年３月31日)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1．現金及び預金			148,106			73,130	
2．金銭信託			－			264,800	
3．受取手形	(※１)		12,761			13,569	
4．売掛金	(※１)		236,217			269,264	
5．製品			56,562			54,647	
6．材料			31,529			26,362	
7．仕掛品			37,745			14,915	
8．前払費用			609			962	
9．関係会社短期貸付金			32,172			37,291	
10．未収入金	(※１)		38,517			43,967	
11．その他			17,189			11,120	
12．貸倒引当金			△31,865			△18,062	
流動資産合計			579,546	46.2		791,968	60.2
Ⅱ 固定資産							
(1) 有形固定資産	(※２)						
1．建物		254,317			223,267		
減価償却累計額		△152,683	101,633		△142,027	81,239	
2．構築物		31,129			28,325		
減価償却累計額		△21,130	9,998		△20,313	8,011	
3．機械及び装置		328,492			262,045		
減価償却累計額		△235,470	93,021		△192,483	69,562	
4．車両及びその他の陸上運搬具		1,065			1,027		
減価償却累計額		△895	170		△910	117	
5．工具器具及び備品		142,661			136,015		
減価償却累計額		△117,869	24,792		△119,253	16,761	

		第81期 （平成17年３月31日）			第82期 （平成18年３月31日）		
区分	注記番号	金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）
６．土地			61,046			43,567	
７．建設仮勘定			13,754			3,209	
有形固定資産合計			304,418	24.3		222,469	16.9
(2) 無形固定資産							
１．借地権			824			824	
２．ソフトウエア			20,854			11,206	
３．施設利用権			47			33	
４．その他			156			138	
無形固定資産合計			21,883	1.7		12,202	0.9
(3) 投資その他の資産							
１．投資有価証券			106,411			51,055	
２．関係会社株式			210,206			215,457	
３．出資金			420			416	
４．従業員長期貸付金			11			16	
５．関係会社長期貸付金			7,419			9,340	
６．長期前払費用			19,181			8,454	
７．保険積立金			5,123			5,177	
８．その他			5,294			5,491	
９．貸倒引当金			△5,151			△6,199	
投資その他の資産合計			348,918	27.8		289,211	22.0
固定資産合計			675,219	53.8		523,884	39.8
資産合計			1,254,766	100.0		1,315,852	100.0

区分	注記番号	第81期（平成17年３月31日）金額（百万円）		構成比（%）	第82期（平成18年３月31日）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
１．支払手形			54			28	
２．買掛金	（※１）		307,254			293,547	
３．短期借入金			21			9,210	
４．一年内償還社債			40,000			－	
５．未払金	（※１）		89,110			86,632	
６．未払法人税等			1,100			597	
７．未払費用			20,620			28,412	
８．繰延税金負債			－			163	
９．預り金	（※１）		17,974			2,591	
10．従業員預り金			19,499			12,391	
11．製品保証引当金			1,347			1,310	
12．その他			2,540			2,383	
流動負債合計			499,525	39.8		437,269	33.2
Ⅱ　固定負債							
１．社債			240,000			240,000	
２．長期借入金			100,012			100,351	
３．繰延税金負債			11,384			10,925	
４．退職給付引当金			98,692			91,152	
５．関係会社損失引当金			46,552			27,801	
６．その他			93			961	
固定負債合計			496,735	39.6		471,192	35.8
負債合計			996,261	79.4		908,462	69.0

区分	注記番号	第81期（平成17年３月31日） 金額（百万円）		構成比（%）	第82期（平成18年３月31日） 金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	（※３）		172,242	13.7		322,242	24.5
Ⅱ　資本剰余金							
１．資本準備金		234,743			384,771		
２．その他資本剰余金							
自己株式処分差益		6			－		
資本剰余金合計			234,750	18.7		384,771	29.2
Ⅲ　利益剰余金							
１．利益準備金		33,796			33,904		
２．任意積立金							
特別償却準備金		3,806			4,309		
退職給与積立金		300			300		
配当準備積立金		14,160			14,160		
固定資産圧縮積立金		119			119		
別途積立金		87,000			－		
３．当期未処理損失		292,719			355,813		
利益剰余金合計			△153,537	△12.2		△303,020	△23.0
Ⅳ　その他有価証券評価差額金			12,407	1.0		10,825	0.8
Ⅴ　自己株式	（※４）		△7,357	△0.6		△7,427	△0.5
資本合計			258,504	20.6		407,390	31.0
負債及び資本合計			1,254,766	100.0		1,315,852	100.0

②【損益計算書】

区分	注記番号	第81期 (自 平成16年4月1日 至 平成17年3月31日) 金額（百万円）		百分比(%)	第82期 (自 平成17年4月1日 至 平成18年3月31日) 金額（百万円）		百分比(%)
Ⅰ 売上高	(※1)		1,458,981	100.0		1,353,445	100.0
Ⅱ 売上原価							
1．製品期首棚卸高		50,511			56,562		
2．合併による製品受入高		163			10,492		
3．当期製品製造原価	(※1,6)	675,789			722,024		
4．当期外注製品仕入高	(※1)	615,722			484,359		
合計		1,342,186			1,273,439		
5．他勘定振替高	(※2)	577			6,622		
6．製品期末棚卸高		56,562	1,285,046	88.1	54,647	1,212,169	89.6
売上総利益			173,934	11.9		141,275	10.4
Ⅲ 販売費及び一般管理費	(※3,6)		178,042	12.2		181,347	13.4
営業損失			4,107	△0.3		40,072	△3.0
Ⅳ 営業外収益	(※1)						
1．受取利息		578			725		
2．受取配当金	(※1)	16,343			8,691		
3．受取賃貸料	(※1)	11,352			10,294		
4．販売権使用料	(※1)	－			4,017		
5．その他		22,573	50,849	3.5	10,573	34,303	2.5
Ⅴ 営業外費用							
1．支払利息		259			909		
2．コマーシャルペーパー利息		4			－		
3．社債利息		4,113			4,417		
4．受取賃貸料対応費用		3,864			3,650		
5．為替差損		－			7,280		
6．退職加算金		12,423			－		
7．棚卸資産処分損		－			6,324		
8．商品対策費	(※7)	－			5,682		
9．その他		16,828	37,493	2.6	14,241	42,506	3.1
経常利益			9,247	0.6		－	－
経常損失			－	－		48,275	△3.6

区分	注記番号	第81期（自 平成16年４月１日 至 平成17年３月31日）金額（百万円）		百分比（%）	第82期（自 平成17年４月１日 至 平成18年３月31日）金額（百万円）		百分比（%）
Ⅵ 特別利益							
1．固定資産売却益	(※４)	1,793			14,360		
2．投資有価証券売却益	(※８)	9,567			39,161		
3．関係会社株式売却益		2,132			22,136		
4．貸倒引当金戻入額		37	13,530	1.0	－	75,658	5.6
Ⅶ 特別損失	(※１)						
1．固定資産処分損	(※５)	11,124			5,366		
2．投資有価証券売却損		－			320		
3．関係会社株式売却損		－			244		
4．関係会社株式等評価損		43,152			34,433		
5．関係会社損失引当金繰入額		13,002			3,123		
6．貸倒引当金繰入額		8,527			2,140		
7．構造改革費用	(※1,9)	－			84,373		
8．減損損失	(※10)	－			42,191		
9．関係会社整理損失		1,302	77,109	5.3	－	172,194	12.7
税引前当期純損失			54,331	△3.7		144,811	△10.7
法人税、住民税及び事業税		2,505			3,814		
法人税等調整額		113,094	115,599	7.9	781	4,595	0.3
当期純損失			169,930	△11.6		149,406	△11.0
前期繰越損失			118,283			206,223	
合併による未処分利益受入額			1,059			－	
合併による未処理損失受入額			－			182	
自己株式処分差損			－			1	
中間配当額			5,565			－	
当期未処理損失			292,719			355,813	

（製造原価明細書）

	第81期 （自　平成16年４月１日 至　平成17年３月31日）		第82期 （自　平成17年４月１日 至　平成18年３月31日）	
区分	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）
Ⅰ　当期材料費	502,788	73.8	522,445	74.3
Ⅱ　当期労務費	70,922	10.4	63,876	9.1
Ⅲ　当期経費（※イ）	107,560	15.8	116,385	16.6
当期製造総費用	681,271	100.0	702,707	100.0
仕掛品期首棚卸高	30,805		37,745	
合併による仕掛品受入高	2,147		150	
合計	714,224		740,603	
他勘定振替高（※ロ）	688		3,663	
仕掛品期末棚卸高	37,745		14,915	
当期製品製造原価	675,789		722,024	

（注）　（※イ）このうち主なものは、手数料　第81期 33,479百万円、第82期 40,045百万円及び減価償却費　第81期 31,369百万円、第82期 30,692百万円である。

（※ロ）このうち主なものは第81期は固定資産への振替であり、第82期は固定資産及び特別損失への振替である。

原価計算の方法

原価計算は標準原価計算制度を採用し、期末において原価差額を配賦し、実際原価を算定している。

③【損失処理計算書】

損失処理計算書

		第81期（平成17年６月29日　総会）		第82期（平成18年６月23日　総会）	
区分	注記番号	金額（百万円）		金額（百万円）	
Ⅰ　当期未処理損失			292,719		355,813
Ⅱ　任意積立金取崩額					
特別償却準備金取崩額	(1)	―		1,086	
別途積立金取崩額		87,000	87,000	―	1,086
合計			205,719		354,727
Ⅲ　利益処分額					
任意積立金					
特別償却準備金	(1)	503	503		
Ⅳ　次期繰越損失			206,223		354,727

（注）　(1) 特別償却準備金は租税特別措置法の規定に基づくものである。

（継続企業の前提に重要な疑義を抱かせる事象又は状況）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
――――――	当社は、前事業年度に169,930百万円の当期純損失を計上し、また、当事業年度においても149,406百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。 1.　中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱（現　三洋半導体製造㈱）が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても205,661百万円という多額の連結最終赤字を計上した。 このような厳しい経営状況に対し、当社グループは、平成17年７月よりスタートした新ビジョン「Think GAIA」に基づく、「SANYO EVOLUTION PROJECT」では、まずスリム化、そして再構築、成長へ向かうことを宣言するとともに、本格的な事業の選択と集中に着手し、抜本的な構造改革を推進している。 2.事業戦略と重点施策 事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けし、対処することとした。 ①コア事業 当社グループが目指す新ビジョン「Think GAIA」の実現に必要な事業であって、かつグローバルな成長性、収益性、ポジションおよびコアコンピタンス等を有するコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナルモバイル機器を選定し、重点的強化を図ることとした。 コア事業の進捗状況については、 ・平成18年１月31日、ドイツ フォルクスワーゲン社とハイブリッド自動車（ＨＥＶ）用次世代ニッケル水素電池システムの共同開発を進めることで合意するなど、その成長・拡大に向けた積極的な事業展開を図った。

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
――――――	②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の統廃合や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業（テレビ等）、白物家電事業、金融事業等の抜本的改革を実施する。 構造改革事業の進捗状況については、 ・金融事業では、三洋電機クレジット㈱の株式の一部を他社へ譲渡した。 ・テレビ事業では、平成18年３月17日、台湾 クオンタ・コンピュータ社とフラットテレビ事業の合弁会社設立に向けて基本合意した。 ・半導体事業では、平成18年7月1日を分割期日とする当該事業の分社化を決定した。 など、「中期経営計画」の実現に向けた抜本的改革を行った。 3. 機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動により見直し、機能力強化、経費削減を推進している。 また、労務費面では、撤退事業に加え、人員の削減・再配置等を推進し、コスト構造の改善を進めている。人員削減については、削減計画どおりに遂行した。さらにブランド・マーケティングおよび本社機能の強化を図っている。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点などを対象とした売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進している。 4. 資本政策 構造改革を加速・推進するとともに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等を行うため、また、財務基盤の強化と当社グループの信用力回復を図り、「中期経営計画」の達成を確実なものとするため、臨時株主総会での承認を経て、平成18年3月14日に総額3,000億円の第三者割当増資を実施した。第三者割当増資を実施したことにより、当社グループの再成長に向けた財務基盤が整った。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表には反映していない。

（重要な会計方針）

摘要	第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法、売却原価は移動平均法） ②時価のないもの 移動平均法による原価法	(1)子会社株式及び関連会社株式 同左 (2) その他有価証券 ①時価のあるもの 同左 ②時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	(1)デリバティブ 同左 (2)金銭信託 時価法
３．棚卸資産の評価基準及び評価方法	評価基準　原価法 評価方法　製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	同左
４．固定資産の減価償却の方法	法人税法と同一の基準を採用し、有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、無形固定資産のうちソフトウエアについては主として利用可能期間に基づく定額法による。	有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、自社利用のソフトウエアについては、社内における利用可能期間（５年）に基づく定額法、市場販売目的のソフトウエアについては、見込販売数量に基づく償却額と見込販売有効期間（３年以内）に基づく均等償却額とのいずれか大きい額を計上している。
５．繰延資産の処理方法	社債発行費については、支出時に全額費用として処理している。	新株発行費については、支出時に全額費用として処理している。
６．引当金の計上基準	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 製品保証引当金　販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	貸倒引当金　同左 製品保証引当金　同左

摘要	第81期 (自 平成16年４月１日 至 平成17年３月31日)	第82期 (自 平成17年４月１日 至 平成18年３月31日)
	退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 関係会社損失引当金　関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	退職給付引当金　同左 関係会社損失引当金　同左
7．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左
8．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。
9．その他財務諸表作成のための重要な事項	消費税等の会計処理 税抜方式を採用している。	消費税等の会計処理 同左

（会計方針の変更）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
――――――	固定資産の減損に係る会計基準 当期より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日））を適用している。これにより税引前当期純損失は45,569百万円増加している。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除している。

（表示方法の変更）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
投資事業有限責任組合の出資持分は、前期は出資金に含めて表示していたが、「証券取引法等の一部を改正する法律」（平成16年６月９日法律第97号）により当該出資持分が証券取引法上の有価証券と定義されたこと、及び「金融商品会計に関する実務指針」（会計制度委員会報告第14号）が平成16年12月15日に改正されたことに伴い、当期より投資有価証券に含めて表示している。 なお、その金額は 856百万円である。	――――――
――――――	販売権使用料は、営業外収益の10／100を超えたため、区分掲記した。 なお、前期の販売権使用料は、4,053百万円であり、営業外収益その他に含めている。
――――――	棚卸資産処分損は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の棚卸資産処分損は、1,450百万円であり、営業外費用その他に含めている。
――――――	商品対策費は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の商品対策費は、3,234百万円であり、営業外費用その他に含めている。

（注記事項）

（貸借対照表関係）

第81期 （平成17年３月31日）	第82期 （平成18年３月31日）
（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形 1,224 売掛金 134,114 未収入金 26,503 買掛金 102,886 未払金 15,903 預り金 15,536	（※１）関係会社に対する主な資産・負債 （関係会社に対するもので区分掲記したものを除く。） （百万円） 受取手形 1,136 売掛金 125,897 未収入金 37,991 買掛金 98,480 未払金 25,231
（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物 80 構築物 5 機械及び装置 1,095 工具器具及び備品 54 合計 1,236	（※２）このうち取得価額より控除している圧縮記帳額 （百万円） 建物 80 構築物 5 機械及び装置 1,071 工具器具及び備品 44 合計 1,201
（※３）会社が発行する 株式の総数　普通株式 4,921,196,000株 発行済株式総数 普通株式 1,872,338,099株	（※３）会社が発行する 株式の総数　普通株式 7,060,300,000株 Ａ種優先株式 182,600,000株 Ｂ種優先株式 246,100,000株 発行済株式総数 普通株式 1,872,338,099株 Ａ種優先株式 182,542,200株 Ｂ種優先株式 246,029,300株
（※４）自己株式 当社が保有する自己株式の数は、普通株式17,607,612株である。	（※４）自己株式 当社が保有する自己株式の数は、普通株式17,874,175株である。

第81期 (平成17年３月31日)	第82期 (平成18年３月31日)
偶発債務 (借入金等に対する保証債務残高) (百万円) 従業員(住宅借入金) 19,617 その他　１社 0 合計 19,617 (借入金等に対する保証予約残高) (百万円) ㈱エスケイ・ディスプレイ 5,624 三洋オートメディア㈱ 5,044 その他　16社 20,038 合計 30,707 (外貨建売掛債権譲渡に伴う買戻義務) (百万円) 36,072 この他、経営指導念書49,881百万円の差入を行っている。	偶発債務 (借入金等に対する保証債務残高) (百万円) 三洋半導体製造㈱ 24,611 従業員(住宅借入金) 15,610 三洋ジャヤ電子部品(インドネシア)㈱ 3,211 その他　15社 12,734 合計 56,168 (借入金等に対する保証予約残高) (百万円) 三洋半導体製造㈱ 21,680 三洋ユニバーサル電機㈱ 7,264 三洋オートメディア㈱ 5,521 その他　15社 13,733 合計 48,200 (外貨建売掛債権譲渡に伴う買戻義務) (百万円) 8,698 この他、経営指導念書16,367百万円の差入を行っている。
資本の欠損 資本の欠損の額は194,685百万円である。	資本の欠損 資本の欠損の額は344,352百万円である。
配当制限 商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は12,407百万円である。	配当制限 商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は10,825百万円である。
当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 - 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 - 差引額 100,000
シンジケートローン契約(借入残高100,000百万円)において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約(借入実行残高－百万円、借入未実行残高100,000百万円)において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	シンジケートローン契約(借入残高100,000百万円)において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約(借入実行残高－百万円、借入未実行残高100,000百万円)において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。

第81期 (平成17年３月31日)	第82期 (平成18年３月31日)
――――――	金銭信託の残高は264,800百万円である。これは、平成18年３月14日に実施した第三者割当増資300,000百万円から半導体子会社の資本増強のために支出した35,200百万円を控除したものである。この信託資金の使途は、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に限定されている。

（損益計算書関係）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
（※１）関係会社との主な取引 （百万円） 売上高　816,885 材料及び外注製品仕入高　658,993 営業外収益　35,472 （このうち受取賃貸料　6,671） （　受取配当金　15,466）	（※１）関係会社との主な取引 （百万円） 売上高　755,539 材料及び外注製品仕入高　588,778 営業外収益　25,287 （このうち受取賃貸料　6,371） （　受取配当金　7,543） （　販売権使用料　4,017） 特別損失　9,203 （このうち構造改革費用　9,203）
（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。	（※２）他勘定振替高　固定資産、販売費及び一般管理費、特別損失等への振替高である。
（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　24,720 保管運搬費　13,966 サービス費　8,721 製品保証引当金繰入額　1,347 特許料　13,135 宣伝広告費　6,667 販売促進費　5,378 従業員給与手当　39,092 退職給付引当金繰入額　3,783 福利厚生費　6,986 減価償却費　8,089 手数料　15,136 販売費及び一般管理費のうち販売費の割合は約58%である。	（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　28,197 保管運搬費　14,362 サービス費　14,151 製品保証引当金繰入額　1,310 特許料　16,345 宣伝広告費　9,944 販売促進費　4,334 従業員給与手当　32,488 貸倒引当金繰入額　1,227 退職給付引当金繰入額　5,168 福利厚生費　6,445 減価償却費　6,833 手数料　15,676 販売費及び一般管理費のうち販売費の割合は約64%である。
（※４）固定資産売却益の内訳 （百万円） 機械及び装置　139 土地　1,521 その他　132 合計　1,793	（※４）固定資産売却益の内訳 （百万円） 機械及び装置　151 土地　14,177 その他　31 合計　14,360

<table>
<tr><th>第81期
（自　平成16年４月１日
至　平成17年３月31日）</th><th>第82期
（自　平成17年４月１日
至　平成18年３月31日）</th></tr>
<tr><td>（※５）固定資産処分損の内訳
（百万円）
建物　1,826
機械及び装置　7,236
工具器具及び備品　1,317
その他　744
合計　11,124</td><td>（※５）固定資産処分損の内訳
（百万円）
建物　843
機械及び装置　3,375
土地　1,591
その他　1,148
合計　6,959
なお、構造改革に係る固定資産処分損 1,593百万円を構造改革費用に振替えている。</td></tr>
<tr><td>（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）114,783</td><td>（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）117,533</td></tr>
<tr><td>――――――</td><td>（※７）商品対策費は、商品の不具合に伴う対策費用やリコール費用などである。</td></tr>
<tr><td>（※８）投資有価証券売却損益の処理変更について
従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。</td><td>――――――</td></tr>
<tr><td>――――――</td><td>（※９）構造改革費用
主なものは、退職加算金 17,857百万円及び半導体事業、ＡＶ事業（テレビ等）などにおける構造改革に伴う棚卸資産評価・処分損 10,120百万円、固定資産減損 10,845百万円、関係会社株式等評価損・貸倒引当金繰入額など 43,260百万円である。</td></tr>
</table>

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
――――――	（※10）減損損失 当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 53,036百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失10,845百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）27,258百万円 長期前払費用 8,359百万円、ソフトウエア 6,302百万円、建物 5,795百万円、その他 6,800百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,738百万円 工具器具及び備品 1,518百万円、建物 1,061百万円、その他 1,158百万円 洗浄機器事業にかかる事業用資産（滋賀県大津市ほか）3,451百万円 工具器具及び備品 1,414百万円、建物 996百万円、その他 1,040百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）3,225百万円 建物 1,593百万円、機械 819百万円、その他 812百万円 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか）2,852百万円 建物 1,314万円、機械 1,112百万円、その他 425百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）6,660百万円 建物 2,580百万円、工具器具及び備品 1,851百万円、その他 2,227百万円 売却予定資産（兵庫県加西市ほか）3,290百万円 土地 2,631百万円、建物 561百万円、その他 97百万円 遊休資産（岐阜県安八郡ほか）2,561百万円 建物 1,329百万円、土地 1,051百万円、その他 180百万円 半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%及び8.55%を使用している。また、その他の事業にかかる事業用資産の一部については回収可能額を使用価値により測定しており、使用価値の算定に用いる割引率は7.73%を使用している。 上記以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。

（リース取引関係）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第81期

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	6,907	3,375	3,531
工具器具及び備品	6,425	3,259	3,166
その他	4,197	2,096	2,101
合計	17,530	8,730	8,800

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	3,501
１年超	5,298
合計	8,800

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

支払リース料	4,168
減価償却費相当額	4,168

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

第82期

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	6,610	3,664	－	2,945
工具器具及び備品	4,090	2,257	1,090	742
その他	2,278	1,294	111	872
合計	12,979	7,216	1,202	4,560

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額等

	（百万円）
１年内	2,313
１年超	3,209
合計	5,522
リース資産減損勘定の残高	961

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	3,325
リース資産減損勘定の取崩額	240
減価償却費相当額	3,325
減損損失	1,202

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

第81期（平成17年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	45,133百万円	29,903百万円
関連会社株式	6,501百万円	9,791百万円	3,289百万円

第82期（平成18年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	721百万円	9,925百万円	9,203百万円
関連会社株式	11,981百万円	28,213百万円	16,232百万円

（税効果会計関係）

第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産　（百万円） 退職給付引当金　37,941 未払費用　8,868 投資有価証券　77,183 貸倒引当金　14,890 関係会社損失引当金　18,853 繰越欠損金　32,768 その他　4,740 繰延税金資産小計　195,245 評価性引当金　△195,245 繰延税金資産合計　－ 繰延税負債 その他有価証券評価差額金　△8,445 措置法積立金　△2,938 繰延税金負債合計　△11,384 繰延税金負債の純額　△11,384	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産　（百万円） 退職給付引当金　36,916 未払費用　10,742 投資有価証券　86,917 貸倒引当金　9,767 関係会社損失引当金　11,259 棚卸資産　15,573 固定資産　18,576 繰越欠損金　69,843 その他　2,696 繰延税金資産小計　262,294 評価性引当金　△262,294 繰延税金資産合計　－ 繰延税負債 その他有価証券評価差額金　△7,368 措置法積立金　△2,194 現物出資課税繰延　△1,361 仮払金　△163 繰延税金負債合計　△11,088 繰延税金負債の純額　△11,088
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの 税引前当期純損失が計上されているため記載していない。	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの 税引前当期純損失が計上されているため記載していない。

（１株当たり情報）

摘要	第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり純資産額（円）	139.38	17.49
１株当たり当期純損失（円）	91.61	72.32
潜在株式調整後１株当たり当期純利益（円）	―	―
	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。

（注）　１株当たり当期純損失及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりである。

	第81期 （自　平成16年４月１日 至　平成17年３月31日）	第82期 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純損失		
当期純損失（百万円）	169,930	149,406
普通株主に帰属しない金額（百万円）	―	―
普通株式に係る当期純損失（百万円）	169,930	149,406
期中平均普通株式数（株）	1,854,946,570	1,854,590,905
転換比率考慮後期中平均優先株式数（株）	―	211,350,330
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	―	―
普通株式増加数（株）	―	―
（うち、新株予約権）（株）	―	―
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	第９回転換社債及びストックオプション。 なお、当該転換社債は平成16年11月に償還している。 ストックオプションの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。	ストックオプション。 ストックオプションの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（千株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	イオン㈱	1,992	5,688
		大和ハウス工業㈱	2,561	5,225
		ＴＤＫ㈱	495	4,391
		三桜工業㈱	2,555	2,696
		ＫＤＤＩ㈱	4	2,526
		㈱群馬銀行	2,414	2,148
		㈱ヤマダ電機	147	1,994
		㈱ミレアホールディングス	0	1,834
		三井住友海上火災保険㈱	1,132	1,812
		㈱損保ジャパン	967	1,651
		その他（249銘柄）	42,051	20,386
		小計	54,321	50,357
計			54,321	50,357

【その他】

種類及び銘柄			投資口数等（口）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	投資事業有限責任組合への出資（7銘柄）	―	697
		小計	―	697
計			―	697

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
〈有形固定資産〉							
建物	254,317	10,874	41,924 (15,232)	223,267	142,027	7,734	81,239
構築物	31,129	748	3,551 (1,202)	28,325	20,313	1,044	8,011
機械及び装置	328,492	13,828	80,274 (7,134)	262,045	192,483	16,071	69,562
車両及びその他の陸上運搬具	1,065	28	67 (12)	1,027	910	60	117
工具器具及び備品	142,661	15,952	22,598 (7,484)	136,015	119,253	12,828	16,761
土地	61,046	1,585	19,063 (3,682)	43,567	－	－	43,567
建設仮勘定	13,754	28,708	39,254 (1,204)	3,209	－	－	3,209
有形固定資産計	832,467	71,726	206,735 (35,951)	697,457	474,988	37,739	222,469
〈無形固定資産〉							
借地権	824	－	－	824	－	－	824
ソフトウエア	37,286	3,245	8,853 (6,514)	31,678	20,472	6,001	11,206
施設利用権	144	8	16 (0)	135	102	6	33
その他	156	3	22 (21)	138	0	－	138
無形固定資産計	38,411	3,257	8,892 (6,536)	32,777	20,574	6,008	12,202
〈長期前払費用〉	37,038	4,469	11,958 (9,346)	29,549	21,095	5,517	8,454
〈繰延資産〉							
――――――	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

（注）1．当期減少額のうち（　　）内の金額は、減損損失であり内書である。

2．当期増加額のうち、三洋エアコンディショナーズ㈱との合併により引継いだ金額は、建物133百万円、機械及び装置520百万円、車両及びその他の陸上運搬具0百万円、工具器具及び備品1,301百万円、建設仮勘定0百万円、ソフトウエア48百万円、施設利用権7百万円、その他の無形固定資産0百万円及び長期前払費用0百万円であり、三洋電機バイオメディカ㈱との合併により引継いだ金額は、建物157百万円、構築物3百万円、機械及び装置918百万円、車両及びその他の陸上運搬具2百万円、工具器具及び備品738百万円、建設仮勘定93百万円、ソフトウエア151百万円、その他の無形固定資産2百万円及び長期前払費用3百万円であり、三洋テクノサウンド㈱との合併により引継いだ金額は、機械及び装置35百万円、工具器具及び備品1,134百万円、建設仮勘定9百万円、ソフトウエア130百万円及びその他の無形固定資産0百万円である。

3．建物の当期減少額のうち主なものは、本社部門23,292百万円及び減損損失15,232百万円である。

4．機械及び装置の当期増加額のうち主なものは、モバイルエナジーカンパニー（二次電池製造設備ほか）5,854百万円及びクリーンエナジーカンパニー（太陽電池製造設備ほか）3,075百万円であり、当期減少額のうち主なものは、半導体カンパニー（半導体製造設備ほか）44,478百万円及びモバイルエナジーカンパニー（二次電池製造設備ほか）15,239百万円である。

5．工具器具及び備品の当期増加額のうち主なものは、テレコムカンパニー（金型ほか）4,321百万円及びＨＡカンパニー（金型ほか）2,283百万円であり、当期減少額のうち主なものは、減損損失7,484百万円及びＨＡカンパニー（金型ほか）3,720百万円である。

6．土地の当期減少額のうち主なものは、本社部門15,700百万円である。

7．建設仮勘定の当期増加額のうち主なものは、工具器具及び備品（テレコムカンパニーほか）13,190百万円及び機械及び装置（モバイルエナジーカンパニーほか）10,078百万円である。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）（注１）			172,242	150,000	－	322,242
資本金のうち既発行株式	普通株式（注２）	(株)	(1,872,338,099)	(　　－)	(　　－)	(1,872,338,099)
	Ａ種優先株式	(株)	(　　－)	(182,542,200)	(　　－)	(182,542,200)
	Ｂ種優先株式	(株)	(　　－)	(246,029,300)	(　　－)	(246,029,300)
	普通株式	(百万円)	172,242	－	－	172,242
	Ａ種優先株式	(百万円)	－	63,889	－	63,889
	Ｂ種優先株式	(百万円)	－	86,110	－	86,110
	計	(株)	(1,872,338,099)	(428,571,500)	(　　－)	(2,300,909,599)
	計	(百万円)	172,242	150,000	－	322,242
資本準備金及びその他資本剰余金	(資本準備金)（注３）					
	株式払込剰余金	(百万円)	166,038	150,000	－	316,038
	合併差益	(百万円)	68,705	27	－	68,732
	(その他資本剰余金)					
	自己株式処分差益（注４）		6	－	6	－
	計	(百万円)	234,750	150,027	6	384,771
利益準備金及び任意積立金	(利益準備金)（注５）	(百万円)	33,796	108	－	33,904
	(任意積立金)					
	特別償却準備金（注６）	(百万円)	3,806	503	－	4,309
	退職給与積立金	(百万円)	300	－	－	300
	配当準備積立金	(百万円)	14,160	－	－	14,160
	固定資産圧縮積立金	(百万円)	119	－	－	119
	別途積立金（注６）	(百万円)	87,000	－	87,000	－
	計	(百万円)	139,181	612	87,000	52,793

(注) １．当期増加額は、優先株式の発行によるものである。
２．当期末における自己株式数は 17,874,175株である。
３．当期増加額は、優先株式の発行による 150,000百万円、三洋エアコンディショナーズ㈱との合併による9百万円及び三洋テクノサウンド㈱との合併による17百万円である。
４．当期減少額は、自己株式の処分によるものである。
５．当期増加額は、三洋電機バイオメディカ㈱との合併によるものである。
６．当期増加額又は当期減少額は、前期決算の利益処分によるものである。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	37,017	18,875	30,766	863	24,262
製品保証引当金	1,347	1,310	1,347	－	1,310
関係会社損失引当金	46,552	20,970	617	39,103	27,801

（注）１．貸倒引当金の当期減少額（その他）は、対象債権の減少によるものである。

２．関係会社損失引当金の当期減少額（その他）は、対象会社の財政状態の改善により不要となったものである。

(2) 【主な資産及び負債の内容】

当事業年度末（平成18年３月31日現在）における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

内訳	金額（百万円）
現金	6
預金	
当座預金	132
普通預金	174
通知預金	200
定期預金	72,617
計	73,124
合計	73,130

② 金銭信託

内容	金額（百万円）
支払金管理信託	264,800

③ 受取手形

（相手先別内訳）

相手先	金額（百万円）
トーカドエナジー㈱	2,857
サントロニクス㈱	2,751
マミヤ・オーピー㈱	661
磯部塗装㈱	480
三洋電波工業㈱	409
その他	6,408
合計	13,569

（決済期日別内訳）

期日	金額（百万円）
平成18年４月	4,584
５月	4,546
６月	2,506
７月以降	1,932
合計	13,569

④　売掛金

（相手先別内訳）

相手先	金額（百万円）
三洋セールスアンドマーケティング㈱	39,008
三洋コマーシャル販売㈱	30,898
㈱ニコン	30,664
ＫＤＤＩ㈱	23,565
㈱エヌ・ティ・ティ・ドコモ	17,682
その他	127,445
合計	269,264

（回収及び滞留の状況）

前期繰越高（百万円）(A)	当期発生高（百万円）(B)	当期回収高（百万円）(C)	次期繰越高（百万円）(D)	回収率（%） $\frac{(C)}{(A)+(B)}\times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
236,217	1,407,481	1,374,434	269,264	83.6	66

（注）　消費税等の会計処理は税抜方式を採用しているが、上記金額には消費税等が含まれている。

⑤　棚卸資産

（製品及び仕掛品）

内訳	製品（百万円）	仕掛品（百万円）
コンシューマ部門	15,510	2,168
コマーシャル部門	11,323	795
コンポーネント部門	27,812	11,952
合計	54,647	14,915

（材料）

内訳	金額（百万円）
原材料	7,470
部品	12,310
その他	6,581
合計	26,362

⑥　関係会社株式

内訳	金額（百万円）
子会社株式	175,150
関連会社株式	40,306
合計	215,457

⑦　支払手形

（相手先別内訳）

相手先	金額（百万円）
アプライドマテリアルズジャパン㈱	13
エス・オー・シー㈱	7
新和工業㈱	3
イスベ電機㈱	2
赤帽大野運送	1
その他	0
合計	28

（決済期日別内訳）

期日	金額（百万円）
平成18年４月	8
５月	7
６月	6
７月以降	5
合計	28

⑧　買掛金

（相手先別内訳）

相手先	金額（百万円）
㈱三洋キャッシュ・マネージメント・センター	34,806
住友信託銀行㈱	30,205
ＳＭＢＣファイナンスサービス㈱	22,347
鳥取三洋電機㈱	13,162
三洋セールスアンドマーケティング㈱	12,754
その他	180,270
合計	293,547

（注）　㈱三洋キャッシュ・マネージメント・センター、住友信託銀行㈱、ＳＭＢＣファイナンスサービス㈱に対する買掛金は、取引先が当社に対する売掛債権を債権譲渡したことによるものである。

⑨ 未払金

内訳	金額（百万円）
販売直接費	11,134
設備	9,203
諸経費	47,261
その他	19,032
合計	86,632

⑩ 社債

銘柄	金額（百万円）	銘柄	金額（百万円）
第８回無担保社債	20,000	第17回無担保社債	20,000
第９回無担保社債	30,000	第18回無担保社債	10,000
第12回無担保社債	20,000	第19回無担保社債	30,000
第14回無担保社債	30,000	第20回無担保社債	30,000
第15回無担保社債	30,000		
第16回無担保社債	20,000	合計	240,000

⑪ 長期借入金

相手先	金額（百万円）
シンジケートローン	100,000
その他	351
合計	100,351

（注） シンジケートローンは、㈱三井住友銀行を幹事会社とする計23社の協調融資によるものである。

⑫ 退職給付引当金

内容	金額（百万円）
退職給付債務	370,245
年金資産	△181,610
未認識数理計算上の差異	△108,824
その他	11,341
合計	91,152

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成16年４月１日から平成17年３月31日までの第81期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第81期定時株主総会で報告された金額と比べて217,552百万円増加している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成17年４月１日から平成18年３月31日までの第82期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成18年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

１．有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第82期定時株主総会で報告された金額と比べて5,966百万円増加している。

２．継続企業の前提に重要な疑義を抱かせる事象又は状況に記載されているとおり、会社は前事業年度に169,930百万円の当期純損失を計上し、また当事業年度においても149,406百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在している。当該状況を解消するための経営計画等は当該注記に記載されている。財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を財務諸表には反映していない。

３．会計方針の変更に記載されているとおり、会社は当事業年度から、固定資産の減損に関する会計基準及び適用指針を適用している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

有価証券報告書の訂正報告書

事 業 年 度	自	平成18年４月１日
(第 83 期)	至	平成19年３月31日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した有価証券報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。
ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。
本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【事業年度】	第83期（自　平成18年４月１日　至　平成19年３月31日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【有価証券報告書の訂正報告書の提出理由】

平成19年６月29日に提出した第83期事業年度（自　平成18年４月１日　至　平成19年３月31日）の有価証券報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので有価証券報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第82期	第83期
経常利益（△損失）	△48,275	△21,276
税引前当期純利益（△損失）	△276,538	△53,860
当期純利益（△損失）	△360,991	△57,144
純資産額	413,357	343,457

訂正後

（単位：百万円）

	第82期	第83期
経常利益（△損失）	△48,275	△21,276
税引前当期純利益（△損失）	△144,811	△53,860
当期純利益（△損失）	△149,406	△57,144
純資産額	407,390	346,108

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第２　事業の状況

３　対処すべき課題

第５　経理の状況

１　連結財務諸表等

(1) 連結財務諸表

２　財務諸表等

(1) 財務諸表

(2) 主な資産及び負債の内容

［監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第79期	第80期	第81期	第82期	第83期
決算年月	平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
売上高（百万円）	1,172,497	1,377,197	1,458,981	1,353,445	1,215,914
経常利益（△損失）（百万円）	4,883	43,465	9,247	△48,275	△21,276
当期純利益（△損失）（百万円）	△73,985	36,632	△169,930	△149,406	△57,144
資本金（百万円）	172,242	172,242	172,242	322,242	322,242
発行済株式総数（千株） 普通株式 Ａ種優先株式 Ｂ種優先株式	1,872,338 － －	1,872,338 － －	1,872,338 － －	1,872,338 182,542 246,029	1,872,338 182,542 246,029
純資産額（百万円）	390,416	442,852	258,504	407,390	346,108
総資産額（百万円）	1,244,746	1,343,792	1,254,766	1,315,852	1,218,538
１株当たり純資産額（円）	210.43	238.72	139.38	17.49	7.51
１株当たり配当額（うち１株当たり中間配当額）（円）	6.00 (3.00)	6.00 (3.00)	3.00 (3.00)	0.00 (0.00)	0.00 (0.00)
１株当たり当期純利益（△損失）（円）	△39.71	19.75	△91.61	△72.32	△9.31
潜在株式調整後１株当たり当期純利益（円）	－	19.49	－	－	－
自己資本比率（％）	31.4	33.0	20.6	31.0	28.4
自己資本利益率（％）	△17.4	8.8	△48.5	△44.9	△15.2
株価収益率（倍）	－	26.2	－	－	－
配当性向（％）	－	30.38	－	－	－
従業員数（人）	16,167	16,809	15,687	14,137	11,032

（注）1．売上高には、消費税等は含まれていない。

2．第83期より、純資産額の算定にあたり、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号）を適用している。

3．第79期、第81期、第82期及び第83期の潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載していない。

第２【事業の状況】

３【対処すべき課題】

原材料価格の高騰など引き続き製造業を取り巻く不安要因はあるものの、特に中国の経済成長率の高さに代表されるように、世界経済は安定した成長が継続し、国内景気も順調に回復していくものと予想される。

一方、エレクトロニクス業界ではグローバルな企業間競争がますます熾烈になっていくものと予想されるが、当社グループの目指す「環境・エナジー先進メーカー」のビジネスチャンスは、世界的な環境意識の高まりを受けて、今後さらに拡大していくものと思われる。

このような状況の中、中期経営計画の最終年度である平成19年度に、当社グループは中期経営計画に沿った施策を着実に実行していく。

(1) コア事業について

当社グループ事業の競争力について改めて検討した結果、パワーソリューション事業、冷熱・コマーシャル事業、電子部品事業に経営資源を集中的に投資していく。その中で、新たな成長エンジンの確立と全社利益の牽引を両立するための施策を打ち出し、特に、市場の伸長が著しい太陽電池事業については、戦略的投資を行い、生産体制を増強する。また、パーソナルモバイル事業については、事業のリスクに鑑み、売上減少時においても利益が確保できる体質に転換することを優先して事業を推進していく。

(2) 構造改革事業について

独立した事業体への変革を行った半導体事業とテレビ事業については、半導体事業は営業利益段階での黒字転換を果たし、今後もその定着を図っていき、また、テレビ事業については、当社グループが強みを持つ北米に集中することにより、着実な収益の回復を目指していく。

一方、電化機器事業については、家庭用冷蔵庫事業における中国 ハイアール社との提携に伴う国内製造事業からの撤退、国内営業改革などの施策を実施しているが、今後とも利益の回復を最優先に事業を展開していく。

また、当社グループとしてのグローバル展開の最適化を図るため、各地域の統括会社機能を強化し、エリア戦略を明確にして、グローバル競争力を強化する。

当社グループはこうした施策を実行し、成長への布石としていく。さらに、平成20年度から始まる新たな中期経営計画を策定し、その施策に従い、当社グループの確実な成長を実現していく。

これにより、業績の回復をさらに加速し、収益の拡大と企業価値の最大化に全力を挙げて臨む所存である。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の前連結会計期間（平成17年４月１日から平成18年３月31日まで）の連結財務諸表は、改正前の「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年　大蔵省令第28号、以下「連結財務諸表規則」という。)第87条の規定により、当連結会計期間（平成18年４月１日から平成19年３月31日まで）の連結財務諸表は、改正後の連結財務諸表規則第93条の規定により、米国で一般に公正妥当と認められた会計原則による用語、様式及び作成方法に基づいて作成している。

ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年　大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成している。

なお、第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）は、改正前の財務諸表等規則に基づき、第83期事業年度（自　平成18年４月１日　至　平成19年３月31日）は、改正後の財務諸表等規則に基づいて作成している。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、平成17年度（自　平成17年４月１日　至　平成18年３月31日）の連結財務諸表及び第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）の財務諸表については、中央青山監査法人の監査を受け、また、平成18年度（自　平成18年４月１日　至　平成19年３月31日）の連結財務諸表及び第83期事業年度（自　平成18年４月１日　至　平成19年３月31日）の財務諸表については、あずさ監査法人の監査を受けている。

なお、当社の監査人は次のとおり交代している。

平成17年度の連結財務諸表及び第82期事業年度の財務諸表　　中央青山監査法人（現、みすず監査法人）

平成18年度の連結財務諸表及び第83期事業年度の財務諸表　　あずさ監査法人

訂正後の第82期事業年度（自　平成17年４月１日　至　平成18年３月31日）の財務諸表については太陽ＡＳＧ監査法人の監査を受けている。

1 【連結財務諸表等】

(連結財務諸表注記)

注26　過年度決算訂正について

削除

26. セグメント情報

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

区分	注記番号	第82期（平成18年３月31日）金額（百万円）		構成比（%）	第83期（平成19年３月31日）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金			73,130			154,644	
２．金銭信託			264,800			88,000	
３．受取手形	(※1,2)		13,569			20,537	
４．売掛金	(※２)		269,264			226,394	
５．製品			54,647			35,387	
６．材料			26,362			18,197	
７．仕掛品			14,915			17,617	
８．前払費用			962			821	
９．関係会社短期貸付金			37,291			27,986	
10．未収入金	(※２)		43,967			40,327	
11．その他			11,120			10,925	
貸倒引当金			△18,062			△3,922	
流動資産合計			791,968	60.2		636,918	52.3
Ⅱ　固定資産							
(1)有形固定資産	(※３)						
１．建物		223,267			191,337		
減価償却累計額		△142,027	81,239		△119,397	71,940	
２．構築物		28,325			25,902		
減価償却累計額		△20,313	8,011		△18,913	6,989	
３．機械及び装置		262,045			237,517		
減価償却累計額		△192,483	69,562		△170,910	66,607	
４．車両及びその他の陸上運搬具		1,027			918		
減価償却累計額		△910	117		△802	115	
５．工具器具及び備品		136,015			109,689		
減価償却累計額		△119,253	16,761		△94,153	15,535	

区分	注記番号	第82期（平成18年３月31日）金額（百万円）		構成比（%）	第83期（平成19年３月31日）金額（百万円）		構成比（%）
６．土地			43,567			39,161	
７．建設仮勘定			3,209			4,403	
有形固定資産合計			222,469	16.9		204,753	16.8
(2) 無形固定資産							
１．借地権			824			824	
２．ソフトウエア			11,206			9,258	
３．施設利用権			33			27	
４．その他			138			139	
無形固定資産合計			12,202	0.9		10,250	0.8
(3) 投資その他の資産							
１．投資有価証券			51,055			36,720	
２．関係会社株式			215,457			296,252	
３．出資金			416			366	
４．長期預金			―			12,907	
５．従業員長期貸付金			16			16	
６．関係会社長期貸付金			9,340			2,350	
７．長期前払費用			8,454			10,629	
８．保険積立金			5,177			3,437	
９．破産更生債権			―			8,216	
10．その他			5,491			5,710	
貸倒引当金			△6,199			△9,991	
投資その他の資産合計			289,211	22.0		366,616	30.1
固定資産合計			523,884	39.8		581,620	47.7
資産合計			1,315,852	100.0		1,218,538	100.0

区分	注記番号	第82期 （平成18年３月31日） 金額（百万円）		構成比 (%)	第83期 （平成19年３月31日） 金額（百万円）		構成比 (%)
（負債の部）							
Ⅰ　流動負債							
１．支払手形	（※１）		28			41	
２．買掛金	（※２）		293,547			265,044	
３．短期借入金			9,210			20,000	
４．一年内償還社債			—			80,000	
５．未払金	（※２）		86,632			80,940	
６．未払法人税等			597			419	
７．未払費用			28,412			37,565	
８．繰延税金負債			163			68	
９．預り金	（※２）		2,591			23,745	
10．従業員預り金			12,391			10,492	
11．製品保証引当金			1,310			3,676	
12．その他			2,383			1,283	
流動負債合計			437,269	33.2		523,277	42.9
Ⅱ　固定負債							
１．社債			240,000			160,000	
２．長期借入金			100,351			80,350	
３．繰延税金負債			10,925			7,081	
４．退職給付引当金			91,152			81,986	
５．関係会社損失引当金			27,801			18,761	
６．その他			961			973	
固定負債合計			471,192	35.8		349,152	28.7
負債合計			908,462	69.0		872,430	71.6

区分	注記番号	第82期（平成18年３月31日）金額（百万円）		構成比（%）	第83期（平成19年３月31日）金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	（※４）		322,242	24.5		－	
Ⅱ　資本剰余金							
１．資本準備金		384,771			－		
資本剰余金合計			384,771	29.2		－	－
Ⅲ　利益剰余金							
１．利益準備金		33,904			－		
２．任意積立金							
特別償却準備金		4,309			－		
退職給与積立金		300			－		
配当準備積立金		14,160			－		
固定資産圧縮積立金		119			－		
３．当期未処理損失		355,813			－		
利益剰余金合計			△303,020	△23.0		－	－
Ⅳ　その他有価証券評価差額金			10,825	0.8		－	－
Ⅴ　自己株式	（※５）		△7,427	△0.6		－	－
資本合計			407,390	31.0		－	－
負債及び資本合計			1,315,852	100.0		－	－

区分	注記番号	第82期（平成18年３月31日）金額（百万円）		構成比（%）	第83期（平成19年３月31日）金額（百万円）		構成比（%）
（純資産の部）							
Ⅰ　株主資本							
１．資本金			－	－		322,242	26.4
２．資本剰余金							
(1)資本準備金		－			384,771		
資本剰余金合計			－	－		384,771	31.6
３．利益剰余金							
(1)利益準備金		－			33,904		
(2)その他利益剰余金							
特別償却準備金		－			1,633		
退職給与積立金		－			300		
配当準備積立金		－			14,160		
繰越利益剰余金		－			△410,174		
利益剰余金合計			－	－		△360,176	△29.6
４．自己株式			－	－		△7,485	△0.6
株主資本合計			－	－		339,351	27.8
Ⅱ　評価・換算差額等							
１．その他有価証券評価差額金			－	－		6,770	0.6
２．繰延ヘッジ損益			－	－		△12	△0.0
評価・換算差額等合計			－	－		6,757	0.6
純資産合計			－	－		346,108	28.4
負債純資産合計			－	－		1,218,538	100.0

②【損益計算書】

区分	注記番号	第82期（自 平成17年4月1日 至 平成18年3月31日）			第83期（自 平成18年4月1日 至 平成19年3月31日）		
		金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅰ 売上高	（※1）		1,353,445	100.0		1,215,914	100.0
Ⅱ 売上原価							
1．製品期首棚卸高		56,562			54,647		
2．合併による製品受入高		10,492			3,914		
3．当期製品製造原価	（※1,6）	722,024			559,613		
4．当期外注製品仕入高	（※1）	484,359			498,182		
合計		1,273,439			1,116,357		
5．分割による製品移転		－			21,447		
6．他勘定振替高	（※2）	6,622			847		
7．製品期末棚卸高		54,647	1,212,169	89.6	35,387	1,058,674	87.1
売上総利益			141,275	10.4		157,239	12.9
Ⅲ 販売費及び一般管理費	（※3,6）		181,347	13.4		173,617	14.2
営業損失			40,072	△3.0		16,377	△1.3
Ⅳ 営業外収益	（※1）						
1．受取利息		725			1,968		
2．受取配当金	（※1）	8,691			5,313		
3．受取賃貸料	（※1）	10,294			7,934		
4．販売権使用料	（※1）	4,017			6,786		
5．その他		10,573	34,303	2.5	11,836	33,840	2.8
Ⅴ 営業外費用							
1．支払利息		909			1,184		
2．社債利息		4,417			4,370		
3．受取賃貸料対応費用		3,650			3,175		
4．為替差損		7,280			－		
5．棚卸資産処分損		6,324			－		
6．商品対策費	（※7）	5,682			11,309		
7．その他		14,241	42,506	3.1	18,699	38,738	3.2
経常損失			48,275	△3.6		21,276	△1.7

区分	注記番号	第82期 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)		百分比(%)	第83期 (自 平成18年4月1日 至 平成19年3月31日) 金額(百万円)		百分比(%)
Ⅵ 特別利益							
1. 固定資産売却益	(※4)	14,360			10,073		
2. 投資有価証券売却益		39,161			4,709		
3. 関係会社株式売却益		22,136			1,396		
4. 貸倒引当金戻入額		—			982		
5. 抱合せ株式消滅差益		—	75,658	5.6	92	17,254	1.4
Ⅶ 特別損失	(※1)						
1. 固定資産処分損	(※5)	5,366			3,448		
2. 投資有価証券売却損		320			—		
3. 関係会社株式売却損		244			5,103		
4. 関係会社株式等評価損		34,433			22,221		
5. 関係会社損失引当金繰入額		3,123			2,276		
6. 貸倒引当金繰入額		2,140			—		
7. 貸倒損失		—			476		
8. 構造改革費用	(※1,8)	84,373			9,216		
9. 減損損失	(※9)	42,191	172,194	12.7	7,095	49,838	4.1
税引前当期純損失			144,811	△10.7		53,860	△4.4
法人税、住民税及び事業税		3,814			3,986		
法人税等調整額		781	4,595	0.3	△702	3,284	0.3
当期純損失			149,406	△11.0		57,144	△4.7
前期繰越損失			206,223			—	
合併による未処理損失受入額			182			—	
自己株式処分差損			1			—	
当期未処理損失			355,813			—	

（製造原価明細書）

	第82期 （自　平成17年４月１日 至　平成18年３月31日）		第83期 （自　平成18年４月１日 至　平成19年３月31日）	
区分	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）
Ⅰ　当期材料費	522,445	74.3	424,749	75.3
Ⅱ　当期労務費	63,876	9.1	45,835	8.1
Ⅲ　当期経費（※イ）	116,385	16.6	93,622	16.6
当期製造総費用	702,707	100.0	564,207	100.0
仕掛品期首棚卸高	37,745		14,915	
合併による仕掛品受入高	150		―	
合計	740,603		579,123	
分割による仕掛品移転	―		1,381	
他勘定振替高（※ロ）	3,663		511	
仕掛品期末棚卸高	14,915		17,617	
当期製品製造原価	722,024		559,613	

（注）　（※イ）このうち主なものは、手数料　第82期 40,045百万円、第83期 34,237百万円及び減価償却費　第82期 30,692百万円、第83期 24,769百万円である。

（※ロ）このうち主なものは第82期は固定資産及び特別損失への振替であり、第83期は固定資産への振替である。

原価計算の方法

原価計算は標準原価計算制度を採用し、期末において原価差額を配賦し、実際原価を算定している。

③【損失処理計算書及び株主資本等変動計算書】

損失処理計算書

区分	注記番号	第82期（平成18年６月23日　総会）金額（百万円）	
Ⅰ　当期未処理損失			355,813
Ⅱ　任意積立金取崩額			
特別償却準備金取崩額（注）		1,086	1,086
合計			354,727
Ⅲ　次期繰越損失			354,727

（注）　租税特別措置法の規定に基づくものである。

株主資本等変動計算書

第83期（自　平成18年４月１日　至　平成19年３月31日）

	株主資本										
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成18年３月31日残高（百万円）（注）	322,242	384,771	33,904	4,309	300	14,160	119	△355,813	△303,020	△7,427	396,565
事業年度中の変動額											
特別償却準備金の取崩(前期分)				△1,086				1,086	－		－
特別償却準備金の取崩(当期分)				△1,590				1,590	－		－
固定資産圧縮積立金の取崩							△119	119	－		－
当期純損失								△57,144	△57,144		△57,144
自己株式の取得									－	△81	△81
自己株式の処分								△11	△11	24	12
株主資本以外の項目の事業年度中の変動額（純額）											
事業年度中の変動額合計（百万円）	－	－	－	△2,676	－	－	△119	△54,360	△57,156	△57	△57,214
平成19年３月31日残高（百万円）	322,242	384,771	33,904	1,633	300	14,160	－	△410,174	△360,176	△7,485	339,351

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）（注）	10,825	－	10,825	407,390
事業年度中の変動額				
特別償却準備金の取崩（前期分）				
特別償却準備金の取崩（当期分）				
固定資産圧縮積立金の取崩				
当期純損失				△57,144
自己株式の取得				△81
自己株式の処分				12
株主資本以外の項目の事業年度中の変動額（純額）	△4,055	△12	△4,068	△4,068
事業年度中の変動額合計（百万円）	△4,055	△12	△4,068	△61,282
平成19年３月31日　残高（百万円）	6,770	△12	6,757	346,108

（継続企業の前提に重要な疑義を抱かせる事象又は状況）

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
当社は、前事業年度に169,930百万円の当期純損失を計上し、また、当事業年度においても149,406百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。 １．中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱（現　三洋半導体製造㈱）が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても205,661百万円という多額の連結最終赤字を計上した。 このような厳しい経営状況に対し、当社グループは、平成17年７月よりスタートした新ビジョン「Think GAIA」に基づく、「SANYO EVOLUTION PROJECT」では、まずスリム化、そして再構築、成長へ向かうことを宣言するとともに、本格的な事業の選択と集中に着手し、抜本的な構造改革を推進している。 ２．事業戦略と重点施策 事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けし、対処することとした。 ①コア事業 当社グループが目指す新ビジョン「Think GAIA」の実現に必要な事業であって、かつグローバルな成長性、収益性、ポジション及びコアコンピタンス等を有するコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナルモバイル機器を選定し、重点的強化を図ることとした。 コア事業の進捗状況については、 ・平成18年１月31日、ドイツ フォルクスワーゲン社とハイブリッド自動車（ＨＥＶ）用次世代ニッケル水素電池システムの共同開発を進めることで合意するなど、その成長・拡大に向けた積極的な事業展開を図った。	当社は、前々事業年度に169,930百万円、前事業年度に149,406百万円の多額の当期純損失を計上し、また、当事業年度においても 57,144百万円の当期純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下の通り、経営計画等を策定し推進している。 １．中期経営計画の進捗状況 当社はここ数年間グローバルな競争激化等により、厳しい経営環境にあったが、平成16年10月に発生した新潟県中越地震の影響もあり、平成17年３月期決算においては、171,544百万円という多額の連結最終損失を計上するに至った。こうした全社的な危機を乗り越えるため、当社は平成17年11月に、平成19年度までの３ヵ年の中期経営計画を策定し、これに沿った事業ポートフォリオの見直しと再構築、コスト構造の変革、財務体質の強化などを着実に実行してきた。 （１）平成18年３月期の進捗 平成18年3月期は、205,661百万円と多額の連結最終赤字を計上し、２期連続の赤字となったものの、この中期経営計画に沿って、構造改革事業と位置づけた金融事業、有機ＥＬ事業等に目処をつけることができた。 また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行に移し、さらに、有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことが出来た。 （２）平成19年３月期の進捗 当社グループのコア事業である「パワーソリューション事業」、「冷熱・コマーシャル事業」、「パーソナルモバイル事業」に経営資源を集中する施策を取ってきたが、その後の事業環境の大きな変化も踏まえ、平成18年11月に中期経営計画の一部を見直し、コア事業と位置づけていた事業を含めて戦略の練り直しを行った。その中では、着実な成長の実現を目指すべく抜本的構造改革の完遂及び収益の回復を進めるとともに、コア事業の中でも、投資を集中する事業を明確にした。 このような状況の下、当社は以下のような施策を順次実行に移した。 ①半導体事業に関しては、分社化を実施するとともに、固定費の削減を実行した。一方、落ち込んでいた売り上げが回復基調に乗り、営業利益は昨年度の赤字から黒字転換し収益に貢献できる事業となった。

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の統廃合や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業（テレビ等）、白物家電事業、金融事業等の抜本的改革を実施する。 構造改革事業の進捗状況については、 ・金融事業では、三洋電機クレジット㈱の株式の一部を他社へ譲渡した。 ・テレビ事業では、平成18年３月17日、台湾 クオンタ・コンピュータ社とフラットテレビ事業の合弁会社設立に向けて基本合意した。 ・半導体事業では、平成18年7月1日を分割期日とする当該事業の分社化を決定した。 など、「中期経営計画」の実現に向けた抜本的改革を行った。 ３．機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動により見直し、機能力強化、経費削減を推進している。 また、労務費面では、撤退事業に加え、人員の削減・再配置等を推進し、コスト構造の改善を進めている。人員削減については、削減計画どおりに遂行した。さらにブランド・マーケティング及び本社機能の強化を図っている。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点などを対象とした売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進している。 ４．資本政策 構造改革を加速・推進するとともに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等を行うため、また、財務基盤の強化と当社グループの信用力回復を図り、「中期経営計画」の達成を確実なものとするため、臨時株主総会での承認を経て、平成18年3月14日に総額3,000億円の第三者割当増資を実施した。第三者割当増資を実施したことにより、当社グループの再成長に向けた財務基盤が整った。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表には反映していない。	②テレビ、電化機器事業については、平成17年11月の中期経営計画で想定していた以上の抜本的な構造改革を推し進めた。テレビ事業は平成18年8月に台湾クオンタ・コンピュータ社との戦略的提携を、また電化機器事業は同年10月に中国ハイアール社との冷蔵庫事業の戦略的提携と国内製造からの撤退を発表した通り、他社とのアライアンスによる事業構造の転換を図るとともに、人員削減を含む国内営業体制の大幅見直しを実施している。 ③携帯電話・デジタルカメラ事業については、事業収支の変動が大変大きな事業に属するため、急激な事業環境変化にも対応できる体制構築を急ぐこととし、売上高の増大を目指すのに加えて、生産の海外移転などにより徹底的に固定費の削減を行った。 ④その他不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続することとし、当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進めた。そのひとつとして液晶パネル事業においては、平成18年12月にセイコーエプソン㈱との合弁会社である三洋エプソンイメージングデバイス㈱の全株式を同社に譲渡し、同事業から撤退した。 ⑤平成18年12月にプロ野球オールスターゲームの冠スポンサー契約終了を発表したのをはじめ、徹底した間接費用の合理化を進めた。 以上の通り、事業環境変化にともなう追加の構造改革実施により、最終損益の回復は遅れる結果となった。しかしながら、当初策定した中期経営計画の一部を見直し、その諸施策を確実に遂行していく中で、抜本的構造改革の完遂、収益の回復ならびに着実な成長の実現を目指してきた。

第82期 (自　平成17年４月１日 至　平成18年３月31日)	第83期 (自　平成18年４月１日 至　平成19年３月31日)
	２．今後の方針 平成19年度については、中期経営計画の最終年度として、メーカーの原点である現場の目線に立ち返り、全社員がベクトルを統一させ、中期経営計画に沿った施策を着実に実行していく。 （１）コア事業について 平成18年11月の中期経営計画見直し時に、当社事業の競争力について改めて検討し、戦略の練り直しを行った。 これに沿い、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジンの確立と全社利益の牽引を両立するための施策を打ち出し、特に、市場の伸長が著しい太陽電池事業については、戦略的投資を行い、生産体制を増強していく。また、パーソナルモバイル事業については、事業のリスクを鑑み、売上減少時においても利益が確保できる体質に転換することを優先して事業を推進していく。 （２）構造改革事業について 独立した事業体への変革を行った半導体事業については、営業利益で黒字転換を果たし、今後もその定着を図っていく。また、同様の変革を行ったテレビ事業についても、当社グループが強みを持つ北米に集中することにより、着実な収益の回復を目指していく。一方、電化機器事業については、家庭用冷蔵庫事業における中国 ハイアール社との提携に伴う国内製造事業からの撤退、国内営業改革などの施策を実施しており、今後とも利益の回復を最優先に事業展開していく。 （３）関連会社・生産拠点の再編（統廃合） 関係会社数が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を引き続き推進する。 以上、当社グループは、この中期経営計画に沿って、あらゆる事業や機能を徹底的に見直し、成長戦略を確かなものとしていく。 従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表に反映していない。

（重要な会計方針）

摘要	第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法、売却原価は移動平均法） ②時価のないもの 移動平均法による原価法	(1)子会社株式及び関連会社株式 同左 (2) その他有価証券 ①時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法、売却原価は移動平均法） ②時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	(1) デリバティブ 時価法 (2) 金銭信託 時価法	(1) デリバティブ 同左 (2)金銭信託 同左
３．棚卸資産の評価基準及び評価方法	評価基準　原価法 評価方法　製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	同左
４．固定資産の減価償却の方法	有形固定資産は定率法、無形固定資産は定額法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 また、自社利用のソフトウエアについては、社内における利用可能期間（５年）に基づく定額法、市場販売目的のソフトウエアについては、見込販売数量に基づく償却額と見込販売有効期間（３年以内）に基づく均等償却額とのいずれか大きい額を計上している。	同左
５．繰延資産の処理方法	新株発行費については、支出時に全額費用として処理している。	――――――
６．引当金の計上基準	貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 製品保証引当金　販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	貸倒引当金　同左 製品保証引当金　同左

摘要	第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
	退職給付引当金　従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。	退職給付引当金　同左
	関係会社損失引当金　関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	関係会社損失引当金　同左
７．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左
８．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左
９．その他財務諸表作成のための重要な事項	消費税等の会計処理 税抜方式を採用している。	消費税等の会計処理 同左

（会計方針の変更）

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
固定資産の減損に係る会計基準 当期より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日））を適用している。これにより税引前当期純損失は45,569百万円増加している。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除している。	――――――
――――――	貸借対照表の純資産の部の表示に関する会計基準 当期より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用している。 これまでの資本の部の合計に相当する金額は346,121百万円である。 なお、当期における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成している。
――――――	企業結合に係る会計基準等 当期より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第７号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号）を適用している。

(表示方法の変更)

第82期 (自　平成17年４月１日 至　平成18年３月31日)	第83期 (自　平成18年４月１日 至　平成19年３月31日)
販売権使用料は、営業外収益の10／100を超えたため、区分掲記した。 なお、前期の販売権使用料は、4,053百万円であり、営業外収益その他に含めている。	――――――
棚卸資産処分損は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の棚卸資産処分損は、1,450百万円であり、営業外費用その他に含めている。	――――――
商品対策費は、営業外費用の10／100を超えたため、区分掲記した。 なお、前期の商品対策費は、3,234百万円であり、営業外費用その他に含めている。	――――――
――――――	長期預金は、総資産の1/100を超えたため、区分掲記した。 なお、前期の長期預金は、2,000百万円であり、投資その他の資産その他に含めている。
――――――	為替差損は、営業外費用の10/100以下のため、営業外費用その他に含めている。 なお、当期の為替差損は、1,894百万円である。
――――――	棚卸資産処分損は、営業外費用の10/100以下のため、営業外費用その他に含めている。 なお、当期の棚卸資産処分損は、2,148百万円である。

(追加情報)

削除

(注記事項)

(貸借対照表関係)

第82期 (平成18年３月31日)	第83期 (平成19年３月31日)
(※１) ――――――	(※１) 当期末日は金融機関の休日のため、以下の当期末日満期の手形が未決済のものとして期末残高に含まれている。 (百万円) 受取手形 2,243 支払手形 0
(※２) 関係会社に対する主な資産・負債 (関係会社に対するもので区分掲記したものを除く。) (百万円) 受取手形 1,136 売掛金 125,897 未収入金 37,991 買掛金 98,480 未払金 25,231	(※２) 関係会社に対する主な資産・負債 (関係会社に対するもので区分掲記したものを除く。) (百万円) 受取手形 485 売掛金 112,301 未収入金 28,736 買掛金 90,359 未払金 24,697 預り金 20,759
(※３) このうち取得価額より控除している圧縮記帳額 (百万円) 建物 80 構築物 5 機械及び装置 1,071 工具器具及び備品 44 合計 1,201	(※３) このうち取得価額より控除している圧縮記帳額 (百万円) 建物 63 構築物 5 機械及び装置 1,071 工具器具及び備品 43 合計 1,183
(※４) 会社が発行する 株式の総数 普通株式 7,060,300,000株 Ａ種優先株式 182,600,000株 Ｂ種優先株式 246,100,000株 発行済株式総数 普通株式 1,872,338,099株 Ａ種優先株式 182,542,200株 Ｂ種優先株式 246,029,300株	――――――
(※５) 自己株式 当社が保有する自己株式の数は、普通株式17,874,175株である。	――――――

第82期 （平成18年３月31日）	第83期 （平成19年３月31日）
偶発債務 （借入金等に対する保証債務残高） （百万円） 三洋半導体製造㈱ 24,611 従業員（住宅借入金） 15,610 三洋ジャヤ電子部品（インドネシア）㈱ 3,211 その他　15社 12,734 合計 56,168 （借入金等に対する保証予約残高） （百万円） 三洋半導体製造㈱ 21,680 三洋ユニバーサル電機㈱ 7,264 三洋オートメディア㈱ 5,521 その他　15社 13,733 合計 48,200 （外貨建売掛債権譲渡に伴う買戻義務） （百万円） 8,698 この他、経営指導念書16,367百万円の差入を行っている。	偶発債務 （借入金等に対する保証債務残高） （百万円） 三洋半導体製造㈱ 23,959 従業員（住宅借入金） 13,342 その他　８社 7,401 合計 44,703 （借入金等に対する保証予約残高） （百万円） 三洋半導体製造㈱ 11,145 三洋オートメディア㈱ 5,550 その他　18社 11,765 合計 28,461 （外貨建売掛債権譲渡に伴う買戻義務） （百万円） 7,412 この他、経営指導念書 6,848百万円の差入を行っている。
資本の欠損 資本の欠損の額は344,352百万円である。	――――――
配当制限 商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は10,825百万円である。	――――――
当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000
シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。

第82期 （平成18年３月31日）	第83期 （平成19年３月31日）
金銭信託の残高は264,800百万円である。これは、平成18年３月14日に実施した第三者割当増資300,000百万円から半導体子会社の資本増強のために支出した35,200百万円を控除したものである。この信託資金の使途は、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に限定されている。	金銭信託の残高は88,000百万円である。これは、平成18年３月14日に実施した第三者割当増資300,000百万円から前期に支出した35,200百万円、及び構造改革による三洋半導体株式会社の分社化、設備投資・研究開発により支出した176,800百万円を控除したものである。この信託資金の使途は、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に限定されている。

（損益計算書関係）

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
（※１）関係会社との主な取引 （百万円） 売上高　755,539 材料及び外注製品仕入高　588,778 営業外収益　25,287 （このうち受取賃貸料　6,371） （　受取配当金　7,543） （　販売権使用料　4,017） 特別損失　9,203 （このうち構造改革費用　9,203）	（※１）関係会社との主な取引 （百万円） 売上高　682,673 材料及び外注製品仕入高　522,314 営業外収益　24,770 （このうち受取賃貸料　4,931） （　受取配当金　4,742） （　販売権使用料　6,786）
（※２）他勘定振替高　固定資産、販売費及び一般管理費、特別損失等への振替高である。	（※２）他勘定振替高　固定資産、販売費及び一般管理費等への振替高である。
（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　28,197 保管運搬費　14,362 サービス費　14,151 製品保証引当金繰入額　1,310 特許料　16,345 宣伝広告費　9,944 販売促進費　4,334 従業員給与手当　32,488 貸倒引当金繰入額　1,227 退職給付引当金繰入額　5,168 福利厚生費　6,445 減価償却費　6,833 手数料　15,676 販売費及び一般管理費のうち販売費の割合は約64％である。	（※３）販売費及び一般管理費の主な内訳 （百万円） 販売助成費　23,580 保管運搬費　13,669 サービス費　15,198 製品保証引当金繰入額　3,676 特許料　20,373 宣伝広告費　7,700 販売促進費　3,614 従業員給与手当　26,907 貸倒引当金繰入額　902 退職給付引当金繰入額　2,754 福利厚生費　5,642 減価償却費　5,902 手数料　17,131 販売費及び一般管理費のうち販売費の割合は約65％である。 販売費及び一般管理費に含まれる研究開発費は19,459百万円である。研究開発費は各費目に含まれているが、主な内訳は、従業員給与手当6,436百万円、福利厚生費1,202百万円、減価償却費2,118百万円、手数料2,273百万円である。

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
（※４）固定資産売却益の内訳 （百万円） 機械及び装置　151 土地　14,177 その他　31 合計　14,360	（※４）固定資産売却益の内訳 （百万円） 機械及び装置　125 土地　9,918 その他　29 合計　10,073
（※５）固定資産処分損の内訳 （百万円） 建物　843 機械及び装置　3,375 土地　1,591 その他　1,148 合計　6,959 なお、構造改革に係る固定資産処分損 1,593百万円を構造改革費用に振替えている。	（※５）固定資産処分損の内訳 （百万円） 建物　528 機械及び装置　1,763 工具器具及び備品　1,041 その他　138 合計　3,471 なお、構造改革に係る固定資産処分損 23百万円を構造改革費用に振替えている。
（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）117,533	（※６）一般管理費及び当期製造総費用に含まれている研究開発費　（百万円）94,380
（※７）商品対策費は、商品の不具合に伴う対策費用やリコール費用などである。	（※７）商品対策費は、商品の不具合に伴う対策費用やリコール費用などである。
（※８）構造改革費用 主なものは、退職加算金 17,857百万円及び半導体事業、ＡＶ事業（テレビ等）などにおける構造改革に伴う棚卸資産評価・処分損 10,120百万円、固定資産減損 10,845百万円、関係会社株式等評価損・貸倒引当金繰入額など 43,260百万円である。	（※８）構造改革費用 主なものは、退職加算金 7,705百万円及びＡＶ事業（テレビ等）、冷蔵庫事業などにおける構造改革に伴う固定資産減損229百万円、関係会社に対する債権放棄、貸倒引当金繰入額 1,258百万円である。

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
（※９）減損損失 当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 53,036百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失10,845百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）27,258百万円 長期前払費用 8,359百万円、ソフトウエア 6,302百万円、建物 5,795百万円、その他 6,800百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,738百万円 工具器具及び備品 1,518百万円、建物 1,061百万円、その他 1,158百万円 洗浄機器事業にかかる事業用資産（滋賀県大津市ほか）3,451百万円 工具器具及び備品 1,414百万円、建物 996百万円、その他 1,040百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）3,225百万円 建物 1,593百万円、機械 819百万円、その他 812百万円 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか）2,852百万円 建物 1,314百万円、機械 1,112百万円、その他 425百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）6,660百万円 建物 2,580百万円、工具器具及び備品 1,851百万円、その他 2,227百万円 売却予定資産（兵庫県加西市ほか）3,290百万円 土地 2,631百万円、建物 561百万円、その他 97百万円 遊休資産（岐阜県安八郡ほか）2,561百万円 建物 1,329百万円、土地 1,051百万円、その他 180百万円 半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%及び8.55%を使用している。また、その他の事業にかかる事業用資産の一部については回収可能額を使用価値により測定しており、使用価値の算定に用いる割引率は7.73%を使用している。 上記以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。	（※９）減損損失 当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産、売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 7,324百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失229百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか）1,357百万円 機械 694百万円、建物 424百万円、その他 237百万円 アクア事業にかかる事業用資産（群馬県邑楽郡ほか）1,273百万円 工具器具及び備品 448百万円、建物 405百万円、機械 378百万円、その他 40百万円 ホームエレクトロニクス空調事業にかかる事業用資産（群馬県邑楽郡ほか）569百万円 工具器具及び備品 223百万円、機械 212百万円、その他 133百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）1,445百万円 機械 530百万円、建設仮勘定 477百万円、その他 437百万円 賃貸資産（茨城県つくば市ほか）1,387百万円 土地 1,061百万円、建物 295百万円、その他 30百万円 売却予定資産（兵庫県神戸市ほか）784百万円 建物 399百万円、土地 364百万円、その他 21百万円 遊休資産（大阪府守口市ほか）511百万円 建物 448百万円、機械 34百万円、その他 28百万円 賃貸資産、売却予定資産、遊休資産及び事業用資産については、回収可能額を正味売却価額により測定しており、正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。

（株主資本等変動計算書関係）

第83期（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	17,874	377	58	18,192
合計	17,874	377	58	18,192

（注）普通株式の自己株式の増加377千株は、単元未満株式の買取りによる取得であり、減少58千株は、単元未満株式の買増請求による売渡しである。

（リース取引関係）

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第82期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	6,610	3,664	－	2,945
工具器具及び備品	4,090	2,257	1,090	742
その他	2,278	1,294	111	872
合計	12,979	7,216	1,202	4,560

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2)未経過リース料期末残高相当額等

	（百万円）
１年内	2,313
１年超	3,209
合計	5,522
リース資産減損勘定の残高	961

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	3,325
リース資産減損勘定の取崩額	240
減価償却費相当額	3,325
減損損失	1,202

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

第83期

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	5,796	3,578	－	2,217
工具器具及び備品	2,146	1,010	268	866
その他	865	617	81	166
合計	8,808	5,207	350	3,250

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2)未経過リース料期末残高相当額等

	（百万円）
１年内	1,230
１年超	2,143
合計	3,374
リース資産減損勘定の残高	124

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3)支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	1,955
リース資産減損勘定の取崩額	452
減価償却費相当額	1,955
減損損失	13

(4)減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

第82期（平成18年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	721百万円	9,925百万円	9,203百万円
関連会社株式	11,981百万円	28,213百万円	16,232百万円

第83期（平成19年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	721百万円	8,197百万円	7,475百万円
関連会社株式	11,981百万円	36,604百万円	24,623百万円

（税効果会計関係）

<table>
<tr><th>第82期
（自　平成17年４月１日
至　平成18年３月31日）</th><th>第83期
（自　平成18年４月１日
至　平成19年３月31日）</th></tr>
<tr><td>

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	（百万円）
繰延税金資産	
退職給付引当金	36,916
未払費用	10,742
投資有価証券	86,917
貸倒引当金	9,767
関係会社損失引当金	11,259
棚卸資産	15,573
固定資産	18,576
繰越欠損金	69,843
その他	2,696
繰延税金資産小計	262,294
評価性引当金	△262,294
繰延税金資産合計	－
繰延税金負債	
その他有価証券評価差額金	△7,368
措置法積立金	△2,194
現物出資課税繰延	△1,361
仮払金	△163
繰延税金負債合計	△11,088
繰延税金負債の純額	△11,088

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの
税引前当期純損失が計上されているため記載していない。

</td><td>

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	（百万円）
繰延税金資産	
退職給付引当金	33,204
未払費用	13,106
投資有価証券	52,563
貸倒引当金	5,561
関係会社損失引当金	7,598
棚卸資産	5,359
固定資産	10,317
繰越欠損金	113,365
その他	4,170
繰延税金資産小計	245,246
評価性引当金	△245,246
繰延税金資産合計	－
繰延税金負債	
その他有価証券評価差額金	△4,608
措置法積立金	△1,111
現物出資課税繰延	△1,361
仮払金	△68
繰延税金負債合計	△7,149
繰延税金負債の純額	△7,149

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主なもの
税引前当期純損失が計上されているため記載していない。

</td></tr>
</table>

（企業結合等関係）

第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
――――――	新設分割による事業分離 １．分離先企業の名称、分離した事業の内容、事業分離を行った主な理由、事業分離日及び法的形式を含む事業分離の概要 （１）分離先企業の名称 三洋半導体㈱ （２）分離した事業の内容 各種半導体の製造・販売 （３）事業分離を行った主な理由 環境変化に即応しうる機動的な事業運営と、資本市場からの資金調達にも柔軟に対応しうる体制を構築するため、半導体カンパニーに属する半導体事業を分社化した。 （４）事業分離日 平成18年７月１日 （５）法的形式 当社の半導体事業を新設分割設立会社に承継させる分社型の新設分割（物的分割）である。 ２．実施した会計処理の概要 （１）移転損益 当社より移転された資産及び負債の対価として取得する株式の取得原価（66,869百万円）は、当該資産及び負債の適正な帳簿価額による純資産額に基づいて算定しているため、移転損益は認識していない。 （２）受取対価の種類 普通株式　100,000株 （３）移転した事業に係る資産及び負債の適正な帳簿価額並びにその主な内訳 流動資産　92,730百万円 固定資産　16,251百万円 資産合計　108,981百万円 流動負債　39,659百万円 固定負債　2,452百万円 負債合計　42,112百万円 ３．当期の損益計算書に計上されている分離した事業に係る損益の概算額 売上高　32,000百万円 営業損失　2,000百万円

（１株当たり情報）

摘要	第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額（円）	17.49	7.51
１株当たり当期純損失（円）	72.32	9.31
潜在株式調整後１株当たり当期純利益（円）	－	－
	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。	潜在株式調整後１株当たり当期純利益は、１株当たり当期純損失が計上されているため記載していない。

（注）　１株当たり当期純損失及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりである。

	第82期 （自　平成17年４月１日 至　平成18年３月31日）	第83期 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純損失		
当期純損失（百万円）	149,406	57,144
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純損失（百万円）	149,406	57,144
期中平均普通株式数（株）	1,854,590,905	1,854,145,286
転換比率考慮後期中平均優先株式数（株）	211,350,330	4,285,715,000
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（株）	－	－
（うち、新株予約権）（株）	－	－
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	ストックオプション。 ストックオプションの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。	ストックオプション。 ストックオプションの概要は、「新株予約権等の状況」及び「ストックオプション制度の内容」に記載している。

（重要な後発事象）

<table>
<tr><th>第82期
（自　平成17年４月１日
至　平成18年３月31日）</th><th>第83期
（自　平成18年４月１日
至　平成19年３月31日）</th></tr>
<tr><td>――――――</td><td>三洋セールスアンドマーケティング㈱との合併
１．対象となった事業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要
当社は、当社の100％子会社である三洋セールスアンドマーケティング㈱を平成19年４月１日付で吸収合併した。
（１）合併の目的
三洋電機グループにおける海外マーケティング戦略の一元化、ならびにグローバル営業体制の構築・強化を目的としている。
（２）合併の方法
当社を存続会社とし、三洋セールスアンドマーケティング㈱を消滅会社とする吸収合併方式
（３）合併期日
平成19年４月１日
（４）平成19年３月31日における被合併会社の資産及び負債の状況
<table><tr><th>科目</th><th>金額
（百万円）</th><th>科目</th><th>金額
（百万円）</th></tr><tr><td>流動資産</td><td>153,334</td><td>流動負債</td><td>147,508</td></tr><tr><td>固定資産</td><td>30,346</td><td>固定負債</td><td>17,137</td></tr><tr><td></td><td></td><td>負債合計</td><td>164,646</td></tr><tr><td>資産合計</td><td>183,681</td><td>純資産</td><td>19,034</td></tr></table>２．実施した会計処理の概要
「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）に基づき、共通支配下の取引として会計処理を行っている。</td></tr>
</table>

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（千株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	ＴＤＫ㈱	495	5,059
		大和ハウス工業㈱	2,561	4,951
		イオン㈱	1,992	4,682
		大連冷凍机股份有限公司	35,001	2,896
		三桜工業㈱	2,555	1,939
		ヤマダ電機㈱	147	1,614
		フジテック(株)	1,500	1,212
		(株)ベスト電器	1,147	764
		上新電機(株)	714	592
		住友商事(株)	242	513
		その他（219銘柄)	18,241	11,948
		小計	64,599	36,175
計			64,599	36,175

【その他】

種類及び銘柄			投資口数等（口）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	投資事業有限責任組合への出資(7銘柄)	―	544
		小計	―	544
計			―	544

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
〈有形固定資産〉							
建物	223,267	2,507	34,437 (2,245)	191,337	119,397	5,811	71,940
構築物	28,325	148	2,571 (84)	25,902	18,913	851	6,989
機械及び装置	262,045	15,841	40,369 (1,850)	237,517	170,910	13,772	66,607
車両及びその他の陸上運搬具	1,027	43	152 (5)	918	802	35	115
工具器具及び備品	136,015	12,219	38,545 (1,052)	109,689	94,153	10,575	15,535
土地	43,567	60	4,466 (1,425)	39,161	-	-	39,161
建設仮勘定	3,209	32,304	31,109 (543)	4,403	-	-	4,403
有形固定資産計	697,457	63,125	151,652 (7,207)	608,931	404,177	31,045	204,753
〈無形固定資産〉							
借地権	824	-	-	824	-	-	824
ソフトウエア	31,676	2,915	7,071 (102)	27,521	18,263	4,509	9,258
施設利用権	135	-	0 (0)	135	107	6	27
その他	138	2	0 (0)	139	-	-	139
無形固定資産計	32,775	2,918	7,072 (103)	28,620	18,370	4,515	10,250
〈長期前払費用〉	29,601	6,290	14,467 (0)	21,424	10,794	3,260	10,629
〈繰延資産〉							
――――――	-	-	-	-	-	-	-
繰延資産計	-	-	-	-	-	-	-

（注）1．当期減少額のうち（　　）内の金額は、減損損失であり内書である。

2．当期増加額のうち、三洋シーアンドシー㈱との合併により引継いだ金額は、工具器具及び備品1百万円、ソフトウエア3百万円及びその他の無形固定資産0百万円であり、三洋電機カーエレクトロニクス㈱との合併により引継いだ金額は、工具器具及び備品17百万円、ソフトウエア7百万円及びその他の無形固定資産2百万円である。

3．当期減少額のうち、三洋半導体㈱の分割により移転した金額は、建物18,817百万円、構築物1,549百万円、機械及び装置20,812百万円、車両及びその他の陸上運搬具7百万円、工具器具及び備品11,001百万円、建設仮勘定144百万円、ソフトウエア6,574百万円、施設利用権0百万円及びその他の無形固定資産0百万円であり、三洋ビジュアルテクノロジー㈱の分割により移転した金額は、建物49百万円、機械及び装置190百万円及び工具器具及び備品990百万円である。

4．建物の当期減少額のうち主なものは、半導体㈱の分割による18,817百万円及び本社部門11,499百万円である。

5．機械及び装置の当期増加額のうち主なものは、モバイルエナジーカンパニー（二次電池製造設備ほか）11,119百万円及びクリーンエナジーカンパニー（太陽電池製造設備ほか）2,111百万円であり、当期減少額のうち主なものは、半導体㈱の分割による20,812百万円、クリーンエナジーカンパニー（太陽電池製造設備ほか）6,405百万円及びモバイルエナジーカンパニー（二次電池製造設備ほか）4,153百万円である。

6．工具器具及び備品の当期増加額のうち主なものは、テレコムカンパニー（金型ほか）4,778百万円、DIカンパニー（金型ほか）1,667百万円及び電子デバイスカンパニー（金型ほか）1,369百万円であり、当期減少額のうち主なものは、半導体㈱の分割による11,001百万円、コマーシャルカンパニー（金型ほか）9,044百万及びテレコムカンパニー（金型ほか）6,349百万円である。

7．建設仮勘定の当期増加額のうち主なものは、機械及び装置（モバイルエナジーカンパニーほか）17,839百万円及び工具器具及び備品（テレコムカンパニーほか）12,085百万円である。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	24,262	15,997	21,640	4,705	13,913
製品保証引当金	1,310	3,676	1,310	－	3,676
関係会社損失引当金	27,801	4,710	11,316	2,434	18,761

（注）1．貸倒引当金の当期減少額（その他）は、分割による移転 40百万円のほか、対象債権の減少によるものである。

2．関係会社損失引当金の当期減少額（その他）は、対象会社の財政状態の改善により不要となったものである。

(2) 【主な資産及び負債の内容】

当事業年度末（平成19年３月31日現在）における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

内訳	金額（百万円）
現金	4
預金	
当座預金	47
普通預金	170
通知預金	2,350
定期預金	152,072
計	154,639
合計	154,644

② 金銭信託

内容	金額（百万円）
支払金管理信託	88,000

③ 受取手形

（相手先別内訳）

相手先	金額（百万円）
トーカドエナジー㈱	6,910
サントロニクス㈱	6,078
磯部塗装㈱	491
東和産業㈱	404
ヤマハモーターエレクトロニクス㈱	308
その他	6,346
合計	20,537

（決済期日別内訳）

期日	金額（百万円）
平成19年４月	8,647
５月	6,630
６月	2,929
７月以降	2,331
合計	20,537

④ 売掛金

（相手先別内訳）

相手先	金額（百万円）
三洋セールスアンドマーケティング㈱	57,617
三洋コマーシャル販売㈱	29,574
ＫＤＤＩ㈱	25,084
㈱ニコン	14,307
オリンパス㈱	7,972
その他	91,838
合計	226,394

（回収及び滞留の状況）

前期繰越高（百万円）(A)	当期発生高（百万円）(B)	当期回収高（百万円）(C)	次期繰越高（百万円）(D)	回収率（％） $\frac{(C)}{(A)+(B)} \times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
269,264	1,264,764	1,307,633	226,394	85.2	72

（注）　消費税等の会計処理は税抜方式を採用しているが、上記金額には消費税等が含まれている。

⑤ 棚卸資産

（製品及び仕掛品）

内訳	製品（百万円）	仕掛品（百万円）
コンシューマ部門	16,057	3,584
コマーシャル部門	11,858	473
コンポーネント部門	7,470	13,559
合計	35,387	17,617

（材料）

内訳	金額（百万円）
原材料	3,775
部品	9,250
その他	5,171
合計	18,197

⑥ 関係会社株式

内訳	金額（百万円）
子会社株式	273,717
関連会社株式	22,534
合計	296,252

⑦ 支払手形

（相手先別内訳）

相手先	金額（百万円）
アプライドマテリアルズジャパン㈱	22
新和工業㈱	5
エス・オー・シー㈱	5
東洋精版印刷㈱	4
イスベ電機㈱	1
その他	2
合計	41

（決済期日別内訳）

期日	金額（百万円）
平成19年４月	16
５月	10
６月	7
７月	3
８月以降	3
合計	41

⑧　買掛金

（相手先別内訳）

相手先	金額（百万円）
住友信託銀行㈱	29,054
㈱三洋キャッシュ・マネージメント・センター	19,239
サントロニクス㈱	16,707
鳥取三洋電機㈱	15,647
三洋パーソナル通信(マレーシア)㈱	13,701
その他	170,694
合計	265,044

（注）　住友信託銀行㈱、㈱三洋キャッシュ・マネージメント・センターに対する買掛金は、取引先が当社に対する売掛債権を債権譲渡したことによるものである。

⑨　未払金

内訳	金額（百万円）
販売直接費	7,049
設備	19,728
諸経費	45,520
その他	8,641
合計	80,940

⑩　社債

銘柄	金額（百万円）	銘柄	金額（百万円）
第８回無担保社債	20,000	第17回無担保社債	20,000
第９回無担保社債	30,000	第18回無担保社債	10,000
第12回無担保社債	20,000	第19回無担保社債	30,000
第14回無担保社債	30,000	第20回無担保社債	30,000
第15回無担保社債	30,000		
第16回無担保社債	20,000	合計	240,000

（注）　このうち、80,000百万円は一年内に償還予定であり、貸借対照表上流動負債に計上している。

⑪　長期借入金

相手先	金額（百万円）
シンジケートローン	100,000
その他	350
合計	100,350

（注）１．シンジケートローンは、㈱三井住友銀行を幹事会社とする計23社の協調融資によるものである。

２．このうち、20,000百万円は一年内に返済予定であり、貸借対照表上流動負債に計上している。

⑫　退職給付引当金

内容	金額（百万円）
退職給付債務	329,232
年金資産	△183,357
未認識数理計算上の差異	△75,239
その他	11,350
合計	81,986

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の訂正報告書の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主持分計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（連結財務諸表注記１、２及び３参照）に準拠して、三洋電機株式会社及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。ただし、連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）第15条の２に準拠して作成されている。

追記情報

１．連結財務諸表注記２．連結財務諸表作成の基礎に記載されているとおり、会社の今後の業績は、中期経営計画の成否に依存しており、また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されているが、会社の連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産及び負債の調整は行っていない。

２．連結財務諸表注記３．主要な会計処理の方針に記載されているとおり、会社及び子会社は平成19年３月31日に基準書第158号を適用し、この会計基準により連結財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成17年４月１日から平成18年３月31日までの第82期事業年度に係る訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成18年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

1．有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について監査を行った。また、会社の損失処理計算書に記載されている当期未処理損失及び次期繰越損失は、第82期定時株主総会で報告された金額と比べて5,966百万円増加している。
2．継続企業の前提に重要な疑義を抱かせる事象又は状況に記載されているとおり、会社は前事業年度に169,930百万円の当期純損失を計上し、また当事業年度においても149,406百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在している。当該状況を解消するための経営計画等は当該注記に記載されている。財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を財務諸表には反映していない。
3．会計方針の変更に記載されているとおり、会社は当事業年度から、固定資産の減損に関する会計基準及び適用指針を適用している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの第83期事業年度の訂正報告書の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、三洋電機株式会社の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

1．有価証券報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の２第１項の規定に基づき財務諸表を訂正している。当監査法人は訂正後の財務諸表について再度監査を行った。
2．継続企業の前提に重要な疑義を抱かせる事象又は状況に記載のとおり、会社は前々事業年度に169,930百万円、前事業年度に149,406百万円の当期純損失を計上し、当事業年度においても57,144百万円の当期純損失を計上した。また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には財務制限条項が付されている。当該状況により、継続企業の前提に関する重要な疑義が存在しているが、当該状況に対する経営計画等は当該注記に記載されている。財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を財務諸表には反映していない。
3．重要な後発事象に関する注記に記載されているとおり、会社は平成19年４月１日付で100%子会社である三洋セールスアンドマーケティング株式会社を吸収合併した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(※)　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

SANYO

半期報告書の訂正報告書

（第81期中）　自　平成16年４月１日
　　　　　　　至　平成16年９月30日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した半期報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。

ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。

本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【中間会計期間】	第81期中（自　平成16年４月１日　至　平成16年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【半期報告書の訂正報告書の提出理由】

平成16年12月６日に提出した第81期中間会計期間（自　平成16年４月１日　至　平成16年９月30日）の半期報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので半期報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第80期中	第81期中	第80期
経常利益	10,798	8,345	13,427
税引前中間（当期）純利益	8,170	3,205	3,458
中間（当期）純利益	5,627	3,463	4,398
純資産額	575,602	567,924	578,274

訂正後

（単位：百万円）

	第80期中	第81期中	第80期
経常利益	18,083	15,241	43,465
税引前中間（当期）純利益	24,754	20,642	33,911
中間（当期）純利益	21,517	6,826	36,632
純資産額	423,837	435,865	442,852

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　中間財務諸表等

(1) 中間財務諸表

［中間監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第79期中	第80期中	第81期中	第79期	第80期
会計期間	自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成14年4月1日 至 平成15年3月31日	自 平成15年4月1日 至 平成16年3月31日
売上高（百万円）	544,266	656,620	731,885	1,172,497	1,377,197
経常利益（百万円）	5,739	18,083	15,241	4,883	43,465
中間（当期）純利益（△損失）（百万円）	△7,275	21,517	6,826	△73,985	36,632
資本金（百万円）	172,241	172,242	172,242	172,242	172,242
発行済株式総数（千株）	1,872,336	1,872,338	1,872,338	1,872,338	1,872,338
純資産額（百万円）	451,666	423,837	435,865	390,416	442,852
総資産額（百万円）	1,270,851	1,294,747	1,388,950	1,244,746	1,343,792
１株当たり中間(年間)配当額（円）	3.00	3.00	3.00	6.00	6.00
自己資本比率（%）	35.5	32.7	31.4	31.4	33.0
従業員数（人）	17,110	15,999	16,346	16,167	16,809

（注）１．売上高には、消費税等は含まれていない。

２．「１株当たり純資産額」、「１株当たり中間（当期）純利益」及び「潜在株式調整後１株当たり中間（当期）純利益」については、中間連結財務諸表を作成しているため記載を省略している。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号、以下「中間連結財務諸表規則」という。）第81条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）は、改正後の中間連結財務諸表規則に基づいて作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

前中間会計期間（自　平成15年４月１日　至　平成15年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

ただし、当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）の中間連結財務諸表及び前中間会計期間（自　平成15年４月１日　至　平成15年９月30日）の中間財務諸表並びに当中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間連結財務諸表及び当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間財務諸表について、中央青山監査法人の中間監査を受けている。

訂正後の前中間会計期間（自　平成15年４月１日　至　平成15年９月30日）の中間財務諸表及び当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間財務諸表については、太陽ＡＳＧ監査法人の中間監査を受けている。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成15年9月30日)			当中間会計期間末 (平成16年9月30日)			前事業年度の要約貸借対照表 (平成16年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金		156,035			175,981			150,611		
2 受取手形		7,493			9,449			8,354		
3 売掛金		269,130			266,260			293,141		
4 棚卸資産		109,238			136,246			110,851		
5 その他		66,435			91,517			84,466		
6 貸倒引当金		△4,006			△15,437			△14,518		
流動資産合計			604,326	46.7		664,017	47.8		632,906	47.1
Ⅱ 固定資産										
(1) 有形固定資産	(※1)									
1 建物		91,954			95,362			91,529		
2 機械及び装置		111,048			111,379			113,325		
3 土地		61,799			61,789			62,387		
4 その他		34,236			44,205			34,642		
有形固定資産合計		299,040			312,737			301,885		
(2) 無形固定資産		17,954			21,833			20,158		
(3) 投資その他の資産										
1 投資有価証券		265,896			284,420			283,651		
2 長期貸付金		6,318			6,822			6,301		
3 繰延税金資産		76,986			72,634			75,480		
4 その他		29,511			31,561			28,492		
5 貸倒引当金		△5,287			△5,077			△5,084		
投資その他の資産合計		373,426			390,361			388,841		
固定資産合計			690,421	53.3		724,932	52.2		710,885	52.9
資産合計			1,294,747	100.0		1,388,950	100.0		1,343,792	100.0

区分	注記番号	前中間会計期間末（平成15年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成16年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 支払手形		76			101			556		
2 買掛金		292,054			329,706			323,230		
3 短期借入金		271			131			229		
4 コマーシャルペーパー		20,000			―			20,000		
5 一年内償還社債		―			40,000			―		
6 未払金		78,663			96,323			79,239		
7 未払法人税等		25			564			100		
8 製品保証引当金		1,173			1,382			1,325		
9 その他		57,297			49,659			57,541		
流動負債合計			449,563	34.7		517,869	37.3		482,223	35.9
Ⅱ 固定負債										
1 社債		220,000			240,000			220,000		
2 転換社債		49,898			49,898			49,898		
3 長期借入金		155			24			35		
4 退職給付引当金		103,590			98,329			102,324		
5 関係会社損失引当金		47,467			46,561			46,204		
6 その他		234			402			253		
固定負債合計			421,346	32.6		435,215	31.3		418,716	31.1
負債合計			870,910	67.3		953,084	68.6		900,939	67.0
（資本の部）										
Ⅰ 資本金			172,242	13.3		172,242	12.4		172,242	12.8
Ⅱ 資本剰余金										
1 資本準備金		234,743			234,743			234,743		
2 その他資本剰余金		1			9			7		
資本剰余金合計			234,745	18.1		234,753	16.9		234,751	17.5
Ⅲ 利益剰余金										
1 利益準備金		32,546			33,796			33,046		
2 任意積立金		112,092			105,385			112,092		
3 中間未処理損失		130,505			110,397			―		
4 当期未処理損失		―			―			119,425		
利益剰余金合計			14,133	1.1		28,784	2.1		25,713	1.9
Ⅳ その他有価証券評価差額金			9,858	0.8		7,349	0.5		17,360	1.3
Ⅴ 自己株式			△7,142	△0.6		△7,264	△0.5		△7,215	△0.5
資本合計			423,837	32.7		435,865	31.4		442,852	33.0
負債及び資本合計			1,294,747	100.0		1,388,950	100.0		1,343,792	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自　平成15年４月１日　至　平成15年９月30日）			当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）			前事業年度の要約損益計算書（自　平成15年４月１日　至　平成16年３月31日）		
		金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高			656,620	100.0		731,885	100.0		1,377,197	100.0
Ⅱ　売上原価			565,512	86.1		640,622	87.5		1,187,369	86.2
売上総利益			91,107	13.9		91,263	12.5		189,827	13.8
Ⅲ　販売費及び一般管理費			78,900	12.0		82,662	11.3		165,405	12.0
営業利益			12,207	1.9		8,600	1.2		24,422	1.8
Ⅳ　営業外収益										
1　受取利息		478			453			656		
2　受取配当金		4,664			9,859			13,170		
3　その他		19,548			16,890			43,925		
営業外収益合計			24,692	3.8		27,203	3.7		57,752	4.2
Ⅴ　営業外費用										
1　支払利息		1,823			2,057			3,707		
2　コマーシャルペーパー利息		2			2			6		
3　その他		16,989			18,502			34,996		
営業外費用合計			18,816	2.9		20,562	2.8		38,709	2.8
経常利益			18,083	2.8		15,241	2.1		43,465	3.2
Ⅵ　特別利益	(※1)		24,034	3.6		10,296	1.4		30,233	2.2
Ⅶ　特別損失	(※2)		17,363	2.6		4,895	0.7		39,787	2.9
税引前中間（当期）純利益			24,754	3.8		20,642	2.8		33,911	2.5
法人税、住民税及び事業税		50			50			1,588		
法人税等調整額		3,186	3,236	0.5	13,766	13,816	1.9	△4,308	△2,720	△0.2
中間（当期）純利益			21,517	3.3		6,826	0.9		36,632	2.7
前期繰越損失			152,023			118,283			152,023	
合併による未処分利益受入額			－			1,059			1,531	
中間配当額			－			－			5,565	
中間（当期）未処理損失			130,505			110,397			119,425	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 同左 その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年４月１日以降に取得した建物(建物附属設備を除く。)については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 (2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左

摘要	前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (追加情報) 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。 これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。 (4) 関係会社損失引当金 関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	(3) 退職給付引当金 同左 ―――――― (4) 関係会社損失引当金 同左	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (追加情報) 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。 これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。 (4) 関係会社損失引当金 同左
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左
５．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左	同左
６．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「その他」に含めて表示している。	税抜方式を採用している。

摘要	前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
７．中間会計期間における法人税、住民税及び事業税の計算	中間会計期間に係る「法人税、住民税及び事業税」及び「法人税等調整額」は、当期において予定している利益処分による特別償却準備金の積立てを前提として、当中間会計期間に係る金額を計算している。	同左	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 (平成15年９月30日)		当中間会計期間末 (平成16年９月30日)		前事業年度末 (平成16年３月31日)	
(※１)有形固定資産の減価償却累計額		(百万円) 575,599		(百万円) 595,302		(百万円) 578,457
取得価額から控除している圧縮記帳額		244		1,238		1,243
偶発債務						
(借入金等に対する保証債務残高)		(百万円)		(百万円)		(百万円)
	従業員(住宅借入金)	22,661	従業員(住宅借入金)	19,987	従業員(住宅借入金)	21,717
	その他４社	3,960	その他４社	913	その他５社	1,841
	合計	26,621	合計	20,900	合計	23,558
(借入金等に対する保証予約残高)		(百万円)		(百万円)		(百万円)
	新潟三洋電子(株)	11,762	三洋オートメディア(旧ＦＭＳオーディオ)	5,219	新潟三洋電子(株)	6,474
	(株)三洋キャッシュ・マネージメント・センター	7,250	その他17社	24,277	その他18社	27,885
	ＦＭＳオーディオ	5,228	合計	29,496	合計	34,359
	三洋ジャヤ電子部品(インドネシア)	4,655				
	その他17社	21,582				
	合計	50,478				
(外貨建売掛債権譲渡に伴う買戻義務)	――――――			(百万円) 20,628	――――――	
	この他、経営指導念書69,040百万円の差入を行っている。		この他、経営指導念書61,164百万円の差入を行っている。		この他、経営指導念書65,932百万円の差入を行っている。	

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
（※１）特別利益	固定資産売却益499百万円（土地421百万円、その他78百万円）、関係会社株式売却益1,162百万円、貸倒引当金戻入額1,251百万円及び新企業年金制度移行差益21,121百万円である。	固定資産売却益1,411百万円（土地1,222百万円、その他189百万円）、投資有価証券売却益6,779百万円（注）、関係会社株式売却益2,080百万円及び貸倒引当金戻入額25百万円である。 （注）投資有価証券売却損益の処理変更について 従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。	固定資産売却益6,483百万円（土地6,356百万円、その他126百万円）、関係会社株式売却益1,162百万円、貸倒引当金戻入額1,466百万円及び新企業年金制度移行差益21,121百万円である。
（※２）特別損失	固定資産処分損3,007百万円（機械及び装置1,595百万円、その他1,411百万円）、関係会社株式評価損285百万円、関係会社損失引当金繰入額13,807百万円及び関係会社株式売却損263百万円である。	固定資産処分損2,192百万円（機械及び装置994百万円、その他1,197百万円）、関係会社株式等評価損265百万円、関係会社整理損失378百万円、関係会社損失引当金繰入額1,169百万円及び貸倒引当金繰入額889百万円である。	固定資産処分損5,426百万円（機械及び装置2,819百万円、その他2,607百万円）、関係会社株式評価損8,594百万円、関係会社損失引当金繰入額25,502百万円及び関係会社株式売却損263百万円である。
減価償却実施額			
	（百万円）	（百万円）	（百万円）
有形固定資産	19,558	21,103	42,485
無形固定資産	2,417	3,180	5,286
合計	21,976	24,284	47,772

（リース取引関係）

<table>
<tr><th>摘要</th><th>前中間会計期間
（自　平成15年４月１日
至　平成15年９月30日）</th><th>当中間会計期間
（自　平成16年４月１日
至　平成16年９月30日）</th><th>前事業年度
（自　平成15年４月１日
至　平成16年３月31日）</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr><tr><td>機械及び装置</td><td>2,652</td><td>225</td><td>2,426</td></tr><tr><td>その他</td><td>10,819</td><td>4,707</td><td>6,111</td></tr><tr><td>合計</td><td>13,471</td><td>4,932</td><td>8,538</td></tr></table>取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。
(2) 未経過リース料中間期末残高相当額
（百万円）
１年内　2,941
１年超　5,597
合計　8,538
未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料及び減価償却費相当額
（百万円）
支払リース料　1,462
減価償却費相当額　1,462
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr><tr><td>機械及び装置</td><td>7,668</td><td>3,498</td><td>4,170</td></tr><tr><td>その他</td><td>11,334</td><td>5,429</td><td>5,904</td></tr><tr><td>合計</td><td>19,003</td><td>8,928</td><td>10,075</td></tr></table>同左
(2) 未経過リース料中間期末残高相当額
（百万円）
１年内　3,723
１年超　6,351
合計　10,075
同左
(3) 支払リース料及び減価償却費相当額
（百万円）
支払リース料　2,093
減価償却費相当額　2,093
(4) 減価償却費相当額の算定方法
同左</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>期末残高相当額
(百万円)</th></tr><tr><td>機械及び装置</td><td>9,532</td><td>4,062</td><td>5,469</td></tr><tr><td>その他</td><td>11,229</td><td>5,578</td><td>5,651</td></tr><tr><td>合計</td><td>20,761</td><td>9,640</td><td>11,121</td></tr></table>取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。
(2) 未経過リース料期末残高相当額
（百万円）
１年内　3,736
１年超　7,385
合計　11,121
未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料及び減価償却費相当額
（百万円）
支払リース料　2,849
減価償却費相当額　2,849
(4) 減価償却費相当額の算定方法
同左</td></tr>
</table>

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成15年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	27,973百万円	12,743百万円
関連会社株式	5,751百万円	7,116百万円	1,365百万円

（当中間会計期間）（平成16年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	33,207百万円	17,977百万円
関連会社株式	6,501百万円	10,561百万円	4,059百万円

（前事業年度）（平成16年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	43,401百万円	28,171百万円
関連会社株式	5,751百万円	9,031百万円	3,279百万円

（重要な後発事象）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
――――――	平成16年10月23日に発生した新潟県中越地震により、当社グループの半導体事業の中核をなす連結子会社である新潟三洋電子㈱（ＢＩＰ－ＬＳＩ、ＭＯＳ－ＬＳＩの前工程の製造）が重大な被害を受け操業を停止している。 当該地震による当社への直接的・物的被害はないが、平成16年11月25日開催の当社取締役会において、当面の支援として同社への緊急特別無利息融資173億円を決議した。 （中間連結財務諸表の重要な後発事象の項参照）	――――――

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

代表社員 関与社員	公認会計士	山田　茂善	印
代表社員 関与社員	公認会計士	遠藤　了	印
代表社員 関与社員	公認会計士	高木　勇	印
関与社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成15年４月１日から平成16年３月31日までの第80期事業年度の中間会計期間（平成15年４月１日から平成15年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について中間監査を行った。また、会社の中間損益計算書に記載されている前期繰越損失は、第79期定時株主総会で報告された金額と比べて167,654百万円増加している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　　了	印
指定社員 業務執行社員	公認会計士	高木　　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成16年４月１日から平成17年３月31日までの第81期事業年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について中間監査を行った。また、会社の中間損益計算書に記載されている前期繰越損失は、第80期定時株主総会で報告された金額と比べて135,421百万円増加している。
2．重要な後発事象に記載されているとおり、平成16年10月23日に発生した新潟県中越地震により連結子会社である新潟三洋電子株式会社が重大な被害を受けた。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

半期報告書の訂正報告書

（第82期中）　自　平成17年４月１日
　　　　　　　至　平成17年９月30日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した半期報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。

ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。

本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【中間会計期間】	第82期中（自　平成17年４月１日　至　平成17年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【半期報告書の訂正報告書の提出理由】

平成17年12月28日に提出した第82期中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の半期報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので半期報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第81期中	第82期中	第81期
経常利益（△損失）	8,345	△31,653	482
税引前中間（当期）純利益（△損失）	3,205	△172,873	△42,090
中間（当期）純利益（△損失）	3,463	△255,322	△87,800
純資産額	567,924	226,872	476,057

訂正後

（単位：百万円）

	第81期中	第82期中	第81期
経常利益（△損失）	15,241	△31,653	9,247
税引前中間（当期）純利益（△損失）	20,642	△87,409	△54,331
中間（当期）純利益（△損失）	6,826	△90,000	△169,930
純資産額	435,865	174,641	258,504

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　中間財務諸表等

(1) 中間財務諸表

［中間監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2) 提出会社の経営指標等

回次	第80期中	第81期中	第82期中	第80期	第81期
会計期間	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成15年4月1日 至 平成16年3月31日	自 平成16年4月1日 至 平成17年3月31日
売上高（百万円）	656,620	731,885	646,479	1,377,197	1,458,981
経常利益（△損失）（百万円）	18,083	15,241	△31,653	43,465	9,247
中間（当期）純利益（△損失）（百万円）	21,517	6,826	△90,000	36,632	△169,930
資本金（百万円）	172,242	172,242	172,242	172,242	172,242
発行済株式総数（千株）	1,872,338	1,872,338	1,872,338	1,872,338	1,872,338
純資産額（百万円）	423,837	435,865	174,641	442,852	258,504
総資産額（百万円）	1,294,747	1,388,950	1,088,398	1,343,792	1,254,766
１株当たり中間(年間)配当額（円）	3.00	3.00	0.00	6.00	3.00
自己資本比率（％）	32.7	31.4	16.0	33.0	20.9
従業員数（人）	15,999	16,346	14,610	16,809	15,687

（注）１．売上高には、消費税等は含まれていない。
２．「１株当たり純資産額」、「１株当たり中間（当期）純利益」及び「潜在株式調整後１株当たり中間（当期）純利益」については、中間連結財務諸表を作成しているため記載を省略している。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号、以下「中間連結財務諸表規則」という。）第81条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

ただし、前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間連結財務諸表及び前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間財務諸表並びに当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間連結財務諸表及び当中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間財務諸表について、中央青山監査法人の中間監査を受けている。

訂正後の前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）の中間財務諸表及び当中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間財務諸表については、太陽ＡＳＧ監査法人の中間監査を受けている。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末（平成16年９月30日）			当中間会計期間末（平成17年９月30日）			前事業年度の要約貸借対照表（平成17年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1 現金及び預金		175,981			83,912			148,106		
2 受取手形		9,449			13,807			12,761		
3 売掛金		266,260			209,838			236,217		
4 棚卸資産		136,246			104,758			125,838		
5 その他		91,517			92,220			88,488		
6 貸倒引当金		△15,437			△32,303			△31,865		
流動資産合計			664,017	47.8		472,233	43.4		579,546	46.2
Ⅱ 固定資産										
(1) 有形固定資産	(※1)									
1 建物		95,362			96,323			101,633		
2 機械及び装置		111,379			76,515			93,021		
3 土地		61,789			60,097			61,046		
4 その他		44,205			32,200			48,716		
有形固定資産合計		312,737			265,136			304,418		
(2) 無形固定資産		21,833			16,368			21,883		
(3) 投資その他の資産										
1 投資有価証券		284,420			310,820			316,618		
2 長期貸付金		6,822			7,419			7,431		
3 繰延税金資産		72,634			—			—		
4 その他		31,561			21,518			30,019		
5 貸倒引当金		△5,077			△5,099			△5,151		
投資その他の資産合計		390,361			334,659			348,918		
固定資産合計			724,932	52.2		616,164	56.6		675,219	53.8
資産合計			1,388,950	100.0		1,088,398	100.0		1,254,766	100.0

区分	注記番号	前中間会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成17年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成17年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形		101			48			54		
2　買掛金		329,706			286,585			307,254		
3　短期借入金		131			20			21		
4　一年内償還社債		40,000			−			40,000		
5　未払金		96,323			77,065			89,110		
6　未払法人税等		564			450			1,100		
7　製品保証引当金		1,382			1,215			1,347		
8　その他		49,659			39,929			60,636		
流動負債合計			517,869	37.3		405,315	37.3		499,525	39.8
Ⅱ　固定負債										
1　社債		240,000			240,000			240,000		
2　転換社債		49,898			−			−		
3　長期借入金	（※２）	24			100,001			100,012		
4　退職給付引当金		98,329			93,640			98,692		
5　関係会社損失引当金		46,561			57,608			46,552		
6　その他		402			17,190			11,477		
固定負債合計			435,215	31.3		508,441	46.7		496,735	39.6
負債合計			953,084	68.6		913,756	84.0		996,261	79.4
（資本の部）										
Ⅰ　資本金			172,242	12.4		172,242	15.8		172,242	13.7
Ⅱ　資本剰余金										
1　資本準備金		234,743			234,743			234,743		
2　その他資本剰余金		9			1			6		
資本剰余金合計			234,753	16.9		234,745	21.6		234,750	18.7
Ⅲ　利益剰余金										
1　利益準備金		33,796			33,796			33,796		
2　任意積立金		105,385			18,889			105,385		
3　中間（当期）未処理損失		110,397			296,223			292,719		
利益剰余金合計			28,784	2.1		△243,537	△22.4		△153,537	△12.2
Ⅳ　その他有価証券評価差額金			7,349	0.5		18,579	1.7		12,407	1.0
Ⅴ　自己株式			△7,264	△0.5		△7,387	△0.7		△7,357	△0.6
資本合計			435,865	31.4		174,641	16.0		258,504	20.6
負債及び資本合計			1,388,950	100.0		1,088,398	100.0		1,254,766	100.0

② 【中間損益計算書】

		前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)			当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)			前事業年度の要約損益計算書 (自　平成16年４月１日 至　平成17年３月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高			731,885	100.0		646,479	100.0		1,458,981	100.0
Ⅱ　売上原価			640,622	87.5		593,466	91.8		1,285,046	88.1
売上総利益			91,263	12.5		53,012	8.2		173,934	11.9
Ⅲ　販売費及び一般管理費			82,662	11.3		83,218	12.9		178,042	12.2
営業利益			8,600	1.2		—			—	
営業損失			—			30,205	△4.7		4,107	△0.3
Ⅳ　営業外収益										
1　受取利息		453			546			578		
2　受取配当金		9,859			7,406			16,343		
3　その他		16,890			11,815			33,926		
営業外収益合計			27,203	3.7		19,768	3.1		50,849	3.5
Ⅴ　営業外費用										
1　支払利息		2,057			2,664			4,373		
2　コマーシャルペーパー利息		2			—			4		
3　その他		18,502			18,552			33,115		
営業外費用合計			20,562	2.8		21,216	3.3		37,493	2.6
経常利益			15,241	2.1		—			9,247	0.6
経常損失			—			31,653	△4.9		—	
Ⅵ　特別利益	(※１)		10,296	1.4		17,053	2.6		13,530	1.0
Ⅶ　特別損失	(※２)		4,895	0.7		72,809	11.2		77,109	5.3
税引前中間純利益			20,642	2.8		—			—	
税引前中間（当期）純損失			—			△87,409	△13.5		54,331	△3.7
法人税、住民税及び事業税		50			1,373			2,505		
法人税等調整額		13,766	13,816	1.9	1,216	2,590	0.4	113,094	115,599	7.9
中間純利益			6,826	0.9		—			—	
中間（当期）純損失			—			90,000	△13.9		169,930	△11.6
前期繰越損失			118,283			206,223			118,283	
合併による未処分利益受入額			1,059			—			1,059	
中間配当額			—			—			5,565	
中間（当期）未処理損失			110,397			296,223			292,719	

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
―――――	当社は、前事業年度に169,930百万円の当期純損失を計上し、当中間会計期間においても90,000百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するための経営計画等は以下のとおりである。 1. 中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても多額の赤字計上を見込まざるを得ない状況に陥っている。 このような厳しい経営状況に対し、当社グループは、平成17年７月より「Think GAIA」という新ビジョンのもと、「Sanyo Evolution Project」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、中期経営計画を策定した。 2. 事業戦略と重点施策 当中期経営計画においては、事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けした。 ①コア事業 当社グループが目指す新ビジョンThink GAIAの実現に必要な事業であって、かつグローバルな成長性、収益性、ポジション、グローバル化およびコアコンピタンス等の面からコア事業として、1）パワーソリューション、2）冷熱機器、コマーシャル、3）パーソナル・モバイル機器を選定し、重点的強化を図ることとした。	―――――

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の撤退や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業、白物事業、金融事業等の抜本的改革を実施する。 3. 機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動による見直し、機能力強化、経費削減を推進する。 労務費面では、撤退事業に加え、人員削減、再配置等を推進し、コスト構造を改善する。さらに弱かったブランド・マーケティングおよび本社機能の強化を図る。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点の売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進する。 4. 資本政策 重要な後発事象に記載のとおり、平成17年12月21日、構造改革の一段の加速・推進並びに今後のコア事業を中心とした成長戦略に必要な設備投資等を行うために、当社が3,000億円の優先株式を発行し、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社、ゴールドマン・サックス・グループ及び株式会社三井住友銀行がこれを引き受けることで基本合意した。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表には反映していない。	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 同左 その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 (2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左

摘要	前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	(3) 退職給付引当金 同左 (4) 関係会社損失引当金 同左	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 同左
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左
５．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。
６．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「その他」に含めて表示している。	同左	税抜方式を採用している。
７．中間会計期間における法人税、住民税及び事業税の計算	中間会計期間に係る「法人税、住民税及び事業税」及び「法人税等調整額」は、当期において予定している利益処分による特別償却準備金の積立てを前提として、当中間会計期間に係る金額を計算している。	――――――	――――――

（会計方針の変更）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
――――――	固定資産の減損に係る会計基準 　当中間会計期間より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日））を適用している。これにより税引前中間純損失は32,453百万円増加している。 　なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき各資産の金額から直接控除している。	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 （平成16年９月30日）	当中間会計期間末 （平成17年９月30日）	前事業年度末 （平成17年３月31日）
（※１）有形固定資産の減価償却累計額 取得価額から控除している圧縮記帳額	（百万円） 595,302 1,238	（百万円） 488,466 1,211	（百万円） 528,049 1,236
偶発債務 （借入金等に対する保証債務残高）	（百万円） 従業員（住宅借入金） 19,987 その他４社 913 合計 20,900	（百万円） 三洋半導体製造㈱ 24,937 従業員（住宅借入金） 16,799 その他３社 1,503 合計 43,241	（百万円） 従業員（住宅借入金） 19,617 その他１社 0 合計 19,617
（借入金等に対する保証予約残高）	（百万円） 三洋オートメディア㈱（旧ＦＭＳオーディオ） 5,219 その他17社 24,277 合計 29,496	（百万円） 三洋半導体製造㈱ 24,970 (株)エスケイ・ディスプレイ 6,383 三洋オートメディア 5,320 その他14社 18,574 合計 55,248	（百万円） (株)エスケイ・ディスプレイ 5,624 三洋オートメディア㈱ 5,044 その他16社 20,038 合計 30,707
（外貨建売掛債権譲渡に伴う買戻義務）	（百万円） 20,628 この他、経営指導念書61,164百万円の差入を行っている。	（百万円） 21,977 この他、経営指導念書24,714百万円の差入を行っている。	（百万円） 36,072 この他、経営指導念書49,881百万円の差入を行っている。
貸出コミットメント契約	――――――	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 - 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額 100,000 借入実行残高 - 差引額 100,000

摘要	前中間会計期間末 (平成16年９月30日)	当中間会計期間末 (平成17年９月30日)	前事業年度末 (平成17年３月31日)
(※２)財務制限条項	――――――	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBB-以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBB-以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	同左

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（※１）特別利益	固定資産売却益1,411百万円（土地1,222百万円、その他189百万円）、投資有価証券売却益6,779百万円（注）、関係会社株式売却益2,080百万円及び貸倒引当金戻入額25百万円である。 （注）投資有価証券売却損益の処理変更について 従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。	固定資産売却益154百万円（機械及び装置92百万円、その他62百万円）、貸倒引当金戻入額77百万円、投資有価証券売却益11,391百万円及び関係会社株式売却益5,429百万円である。	固定資産売却益1,793百万円（土地1,521百万円、その他271百万円）、投資有価証券売却益9,567百万円、関係会社株式売却益2,132百万円及び貸倒引当金戻入額37百万円である。 （注）投資有価証券売却損益の処理変更について 従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。
（※２）特別損失	固定資産処分損2,192百万円（機械及び装置994百万円、その他1,197百万円）、関係会社株式等評価損265百万円、関係会社整理損失378百万円、関係会社損失引当金繰入額1,169百万円及び貸倒引当金繰入額889百万円である。	固定資産処分損2,599百万円（機械及び装置1,638百万円、建物654百万円、その他306百万円）、投資有価証券売却損272百万円、関係会社株式等評価損9,963百万円、関係会社損失引当金繰入額11,055百万円、構造改革費用15,244百万円及び減損損失33,673百万円である。	固定資産処分損11,124百万円（機械及び装置7,236百万円、建物1,826百万円、その他2,061百万円）、関係会社株式等評価損43,152百万円、関係会社損失引当金繰入額13,002百万円、貸倒引当金繰入額8,527百万円及び関係会社整理損失1,302百万円である。
減価償却実施額	（百万円）	（百万円）	（百万円）
有形固定資産	21,103	19,185	42,492
無形固定資産	3,180	3,271	6,577
合計	24,284	22,457	49,070

摘要	前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
減損損失	――――――	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として33,673百万円特別損失に計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）18,245百万円 長期前払費用 5,926百万円、建物3,724百万円、ソフトウエア3,696百万円、その他 4,897百万円 ライフソリューション事業にかかる事業用資産（滋賀県大津市及び兵庫県加西市ほか）4,784百万円 工具器具及び備品 1,942百万円、建物 1,597百万円、その他 1,244百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,313百万円 工具器具及び備品 1,240百万円、建物 1,049百万円、その他 1,024百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）4,341百万円 建物 1,609百万円、機械及び装置1,235百万円、その他 1,496百万円 売却予定資産（神奈川県横浜市ほか）1,815百万円 土地 1,342百万円、建物 452百万円、その他 21百万円 遊休資産（兵庫県加西市ほか）1,173百万円 土地 1,051百万円、建物 114百万円、その他 8百万円	――――――

摘要	前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
減損損失	――――――	半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%を使用している。半導体事業以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。	――――――

（リース取引関係）

摘要	前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	下記参照	下記参照	下記参照

前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額 （百万円）	減価償却累計額相当額 （百万円）	中間期末残高相当額 （百万円）
機械及び装置	7,668	3,498	4,170
その他	11,334	5,429	5,904
合計	19,003	8,928	10,075

取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料中間期末残高相当額

	（百万円）
１年内	3,723
１年超	6,351
合計	10,075

未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	2,093
減価償却費相当額	2,093

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

当中間会計期間（自　平成17年４月１日　至　平成17年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額 （百万円）	減価償却累計額相当額 （百万円）	減損損失累計額相額当 （百万円）	中間期末残高相当額 （百万円）
機械及び装置	7,115	3,688	－	3,426
その他	8,890	5,301	623	2,965
合計	16,005	8,989	623	6,392

同左

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	（百万円）
１年内	2,814
１年超	4,190
合計	7,005

リース資産減損勘定の残高　613

同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	1,729
リース資産減損勘定の取崩額	9
減価償却費相当額	1,729
減損損失	623

(4) 減価償却費相当額の算定方法

同左

前事業年度（自　平成16年４月１日　至　平成17年３月31日）

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額 （百万円）	減価償却累計額相当額 （百万円）	期末残高相当額 （百万円）
機械及び装置	6,907	3,375	3,531
その他	10,623	5,355	5,268
合計	17,530	8,730	8,800

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料期末残高相当額

	（百万円）
１年内	3,501
１年超	5,298
合計	8,800

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	4,168
減価償却費相当額	4,168

(4) 減価償却費相当額の算定方法

同左

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成16年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	33,207百万円	17,977百万円
関連会社株式	6,501百万円	10,561百万円	4,059百万円

（当中間会計期間）（平成17年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	44,495百万円	29,265百万円
関連会社株式	6,501百万円	9,318百万円	2,816百万円

（前事業年度）（平成17年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	45,133百万円	29,903百万円
関連会社株式	6,501百万円	9,791百万円	3,289百万円

（重要な後発事象）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
平成16年10月23日に発生した新潟県中越地震により、当社グループの半導体事業の中核をなす連結子会社である新潟三洋電子㈱（ＢＩＰ－ＬＳＩ、ＭＯＳ－ＬＳＩの前工程の製造）が重大な被害を受け操業を停止している。 当該地震による当社への直接的・物的被害はないが、平成16年11月25日開催の当社取締役会において、当面の支援として同社への緊急特別無利息融資173億円を決議した。 （中間連結財務諸表の重要な後発事象の項参照）	１．中期経営計画の策定 当社は、継続企業の前提に重要な疑義を抱かせる事象又は状況で触れたとおり、「Think GAIA」という新ビジョンのもと、「Sanyo Evolution Project」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、策定した中期経営計画を、平成17年11月18日開催の取締役会にて決議し、公表した。 なお、資本政策については、平成17年12月21日、後述の３に示すとおり決定した。	――――――

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	２．三洋電機クレジット株式会社の株式の一部譲渡 　平成17年12月９日、当社と有限会社リヴレット（平成17年12月20日付けで譲渡対象株式の半数について、その相手先を有限会社マーズエクイティにすることを合意（有限会社リヴレット及び有限会社マーズエクイティはいずれも、ザ・ゴールドマン・サックス・グループ・インクの間接100％子会社。））は、当社の連結子会社である三洋電機クレジット株式会社の当社保有株式の一部を、同社へ譲渡することで合意し、平成17年12月27日に譲渡を完了した。 　三洋電機クレジット株式会社は当社金融事業の中核子会社として、事務用機器、産業用機器、情報通信機器、家庭電化製品等のリース・割賦販売を始め、融資事業、その他金融サービス等広範囲にわたって事業を展開している。 三洋電機クレジット株式会社（連結ベース）の概要は次のとおりである。	

当中間会計期間末	
総資産（百万円）	530,641
負債（百万円）	460,424
当社保有株式数（株）	18,235,900
当社出資比率（％）	52.36

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	株式の譲渡の概要は次のとおりである。 譲渡株数　　11,573,000株 （自己株式等を除く議決権ベースでは発行済株式数の33.33％） 譲渡価額　　１株当たり2,000円 　なお、当該株式の譲渡利益の見込額は約13,000百万円である。 　また、三洋電機クレジット株式会社は平成17年12月９日の取締役会にて、有限会社リヴレットを割当先とする第三者割当増資による新株式発行を決議し、同じく12月20日の取締役会にて新株式発行要領の変更及び割当先の追加を決議した。 　今回の株式譲渡（譲渡日：平成17年12月27日）および三洋電機クレジット株式会社の第三者割当増資（払込期日：平成18年１月20日）により、当社の出資比率は最終的には16.68％となる見込みである。 株式譲渡および第三者割当増資による所有株式数及びその発行済株式総数に対する割合の変化 株式譲渡後 6,662,900株（19.13％） 第三者割当増資後 6,662,900株（16.68％）	――――――

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
	３．資本増強計画についての基本合意書締結 平成17年12月21日、当社と大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（以下「大和証券SMBCPI」）、ゴールドマン・サックス・グループ及び株式会社三井住友銀行（以下「三井住友銀行」）は、当社の資本増強計画について基本合意に達した。 基本合意の概要は次のとおりである。 当社は、平成18年２月末までに総額3,000億円の優先株式を発行し、大和証券SMBCPI、ゴールドマン・サックス・グループ及び三井住友銀行がこれを引き受ける予定である。このうち、大和証券SMBCPI及びゴールドマン・サックス・グループへは各1,250億円を、三井住友銀行へは500億円を割り当てる予定である。※ なお、当該優先株式の発行は、平成18年２月下旬開催予定の臨時株主総会において優先株式発行に関する定款変更の議案が承認されることが前提となる。 また、当該優先株式発行の諸条件については現在投資家と協議中であり、平成18年１月下旬に予定される最終合意により決定される予定であるが、当該優先株式はその発行に際して臨時株主総会における承認が必要となる有利発行に該当する見込である。 なお、手取資金については、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に充当する。 ※　現時点の予定であり、今後の状況に応じ変更される可能性がある。	

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成16年４月１日から平成17年３月31日までの第81期事業年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について中間監査を行った。また、会社の中間損益計算書に記載されている前期繰越損失は、第80期定時株主総会で報告された金額と比べて135,421百万円増加している。

2．重要な後発事象に記載されているとおり、平成16年10月23日に発生した新潟県中越地震により連結子会社である新潟三洋電子株式会社が重大な被害を受けた。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	高木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成17年４月１日から平成18年３月31日までの第82期事業年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について中間監査を行った。また、会社の中間損益計算書に記載されている前期繰越損失は、第81期定時株主総会で報告された金額と比べて217,552百万円増加している。
2．「継続企業の前提に重要な疑義を抱かせる事象又は状況」に記載されているとおり、会社は前事業年度に169,930百万円の当期純損失を計上し、当中間会計期間においても90,000百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在している。当該状況を解消するための経営計画等は当該注記に記載されている。中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。
3．「会計方針の変更」に記載されているとおり、会社は当中間会計期間から、固定資産の減損に関する会計基準を適用している。
4．「重要な後発事象」に次のとおり記載されている。
   (1) 会社は平成17年11月18日開催の取締役会において中期経営計画を決議し公表した。
   (2) 会社は金融事業の中核子会社である三洋電機クレジット株式会社の株式の一部（自己株式等を除く議決権ベースでは発行済株式数の33.33%）をゴールドマン・サックス・グループへ譲渡することに合意し、平成17年12月27日に株式譲渡が完了した。また、三洋電機クレジット株式会社はゴールドマン・サックス・グループへの第三者割当増資の実施を予定しており、これにより会社の三洋電機クレジット株式会社への出資比率は16.68%になる予定である。
   (3) 会社は平成17年12月21日に総額3,000億円の優先株式の発行・引受について大和証券エスエムビーシープリンシパル・インベストメンツ株式会社他２社と基本合意書を締結した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

半期報告書の訂正報告書

（第83期中）　自　平成18年４月１日
至　平成18年９月30日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した半期報告書の訂正報告書の記載事項を、紙媒体として作成したものであります。
ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。
本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成19年12月25日
【中間会計期間】	第83期中（自　平成18年４月１日　至　平成18年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　佐野　精一郎
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６（６９９１）１１８１
【事務連絡者氏名】	財務本部　経理部　部長　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝３丁目23番１号 セレスティン芝三井ビルディング13階
【電話番号】	０３（６４１４）８５７６
【事務連絡者氏名】	財務本部　ＩＲ・株式部 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【半期報告書の訂正報告書の提出理由】

平成18年12月25日に提出した第83期中間会計期間（自　平成18年４月１日　至　平成18年９月30日）の半期報告書に以下の事項を反映させることに伴い、記載事項の一部を修正する必要が生じましたので半期報告書の訂正報告書を提出致します。

金融商品に関する会計基準適用初年度の平成13年３月期から平成16年３月期までの関係会社株式減損の要否判定対象会社の選定に係る重要性の判断や、業績変動の激しい半導体事業等を中心とした関係会社の回復可能性の判断につき、会計基準・実務指針に十分準拠すべく総見直しを行う中で、当該期間に計上した減損について、関係会社ごとに適切な計上時期に修正すると共に、これにより一部追加計上を行いました。あわせて平成17年３月期以降についても関係会社株式減損の再計算を行いました。

また、これに伴う繰延税金資産の見直しを含め、平成13年３月期以降の繰延税金資産の再計算を行うとともにすべての取引について見直しを行いました。

なお、訂正の概要は以下のとおりです。

訂正前

（単位：百万円）

	第82期中	第83期中	第82期
経常利益（△損失）	△31,653	△8,899	△48,275
税引前中間（当期）純利益（△損失）	△172,873	△13,379	△276,538
中間（当期）純利益（△損失）	△255,322	△14,571	△360,991
純資産額	226,872	395,671	413,357

訂正後

（単位：百万円）

	第82期中	第83期中	第82期
経常利益（△損失）	△31,653	△8,899	△48,275
税引前中間（当期）純利益（△損失）	△87,409	△9,755	△144,811
中間（当期）純利益（△損失）	△90,000	△10,948	△149,406
純資産額	174,641	393,328	407,390

2【訂正事項】

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(2) 提出会社の経営指標等

第５　経理の状況

２　中間財務諸表等

(1) 中間財務諸表

［中間監査報告書］

3【訂正箇所】

訂正箇所は＿＿＿＿を付して表示してあります。

なお、訂正箇所が多数に及ぶことから上記の訂正事項については、訂正後のみを記載しております。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(2)提出会社の経営指標等

回次	第81期中	第82期中	第83期中	第81期	第82期
会計期間	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成16年4月1日 至 平成17年3月31日	自 平成17年4月1日 至 平成18年3月31日
売上高（百万円）	731,885	646,479	593,713	1,458,981	1,353,445
経常利益（△損失）（百万円）	15,241	△31,653	△8,899	9,247	△48,275
中間（当期）純利益（△損失）（百万円）	6,826	△90,000	△10,948	△169,930	△149,406
資本金（百万円）	172,242	172,242	322,242	172,242	322,242
発行済株式総数（千株） 普通株式 Ａ種優先株式 Ｂ種優先株式	 1,872,338 ― ―	 1,872,338 ― ―	 1,872,338 182,542 246,029	 1,872,338 ― ―	 1,872,338 182,542 246,029
純資産額（百万円）	435,865	174,641	393,328	258,504	407,390
総資産額（百万円）	1,388,950	1,088,398	1,251,335	1,254,766	1,315,852
１株当たり配当額（円）	3.00	0.00	0.00	3.00	0.00
自己資本比率（%）	31.4	16.0	31.4	20.6	31.0
従業員数（人）	16,346	14,610	11,998	15,687	14,137

（注） １．売上高には、消費税等は含まれていない。

２．83期中間会計期間より、純資産額の算定にあたり、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号）を適用している。

３．「１株当たり純資産額」、「１株当たり中間（当期）純利益」及び「潜在株式調整後１株当たり中間（当期）純利益」については、中間連結財務諸表を作成しているため記載を省略している。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）の中間連結財務諸表は、改正前の「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)第81条の規定により、当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の中間連結財務諸表は、改正後の中間連結財務諸表規則第87条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間連結財務諸表及び前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間財務諸表については、中央青山監査法人の中間監査を受け、また、当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間連結財務諸表及び当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間財務諸表については、あずさ監査法人の中間監査を受けている。

なお、当社の監査人は次のとおり交代している。

前中間連結会計期間及び前中間会計期間　　中央青山監査法人(現、みすず監査法人)

当中間連結会計期間及び当中間会計期間　　あずさ監査法人

訂正後の前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間財務諸表については太陽ＡＳＧ監査法人の中間監査を受けている。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成17年9月30日)			当中間会計期間末 (平成18年9月30日)			前事業年度の要約貸借対照表 (平成18年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金及び預金		83,912			109,224			73,130		
2 金銭信託		−			192,000			264,800		
3 受取手形	(※1)	13,807			19,732			13,569		
4 売掛金		209,838			208,012			269,264		
5 棚卸資産		104,758			74,883			95,925		
6 その他		92,220			98,488			93,341		
貸倒引当金		△32,303			△5,723			△18,062		
流動資産合計			472,233	43.4		696,618	55.7		791,968	60.2
II 固定資産										
(1) 有形固定資産	(※2)									
1 建物		96,323			76,597			81,239		
2 機械及び装置		76,515			69,082			69,562		
3 土地		60,097			39,841			43,567		
4 その他		32,200			27,952			28,099		
有形固定資産合計		265,136			213,474			222,469		
(2) 無形固定資産		16,368			10,822			12,202		
(3) 投資その他の資産										
1 投資有価証券		310,820			311,745			266,513		
2 長期貸付金		7,419			8,652			9,357		
3 その他		21,518			16,220			19,540		
貸倒引当金		△5,099			△6,198			△6,199		
投資その他の資産合計		334,659			330,419			289,211		
固定資産合計			616,164	56.6		554,716	44.3		523,884	39.8
資産合計			1,088,398	100.0		1,251,335	100.0		1,315,852	100.0

区分	注記番号	前中間会計期間末（平成17年９月30日）			当中間会計期間末（平成18年９月30日）			前事業年度の要約貸借対照表（平成18年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形	(※１)	48			218			28		
2　買掛金		286,585			254,889			293,547		
3　短期借入金		20			9,201			9,210		
4　一年内償還社債		－			80,000			－		
5　未払金		77,065			81,537			86,632		
6　未払法人税等		450			450			597		
7　製品保証引当金		1,215			1,182			1,310		
8　その他		39,929			45,896			45,942		
流動負債合計			405,315	37.3		473,376	37.8		437,239	33.2
Ⅱ　固定負債										
1　社債		240,000			160,000			240,000		
2　長期借入金	(※５)	100,001			100,350			100,351		
3　退職給付引当金		93,640			89,848			91,152		
4　関係会社損失引当金		57,608			25,681			27,801		
5　その他		17,190			8,749			11,886		
固定負債合計			508,441	46.7		384,630	30.8		471,192	35.8
負債合計			913,756	84.0		858,007	68.6		908,432	69.0
（資本の部）										
Ⅰ　資本金			172,242	15.8		－	－		322,242	24.5
Ⅱ　資本剰余金										
1　資本準備金		234,743			－			384,771		
2　その他資本剰余金		1			－			－		
資本剰余金合計			234,745	21.6		－	－		384,771	29.2
Ⅲ　利益剰余金										
1　利益準備金		33,796			－			33,904		
2　任意積立金		18,889			－			18,889		
3　中間（当期）未処理損失		296,223			－			355,813		
利益剰余金合計			△243,537	△22.4		－	－		△303,020	△23.0
Ⅳ　その他有価証券評価差額金			18,579	1.7		－	－		10,825	0.8
Ⅴ　自己株式			△7,387	△0.7		－	－		△7,427	△0.5
資本合計			174,641	16.0		－	－		407,390	31.0
負債及び資本合計			1,088,398	100.0		－	－		1,315,852	100.0

区分	注記番号	前中間会計期間末（平成17年９月30日）			当中間会計期間末（平成18年９月30日）			前事業年度の要約貸借対照表（平成18年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（純資産の部）										
Ⅰ　株主資本										
1　資本金			－	－		322,242	25.8		－	－
2　資本剰余金										
(1) 資本準備金		－			384,771			－		
資本剰余金合計			－	－		384,771	30.7		－	－
3　利益剰余金										
(1) 利益準備金		－			33,904			－		
(2) その他利益剰余金										
特別償却準備金		－			3,223					
退職給与積立金		－			300					
配当準備積立金		－			14,160					
固定資産圧縮積立金		－			119			－		
繰越利益剰余金		－			△365,681			－		
利益剰余金合計			－	－		△313,973	△25.1		－	－
4　自己株式			－	－		△7,454	△0.6		－	－
株主資本合計			－	－		385,585	30.8		－	－
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			－	－		8,357	0.7		－	－
2　繰延ヘッジ損益			－	－		△614	△0.1		－	－
評価・換算差額等合計			－	－		7,742	0.6		－	－
純資産合計			－	－		393,328	31.4		－	－
負債純資産合計			－	－		1,251,335	100.0		－	－

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日) 金額（百万円）		百分比(%)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日) 金額（百万円）		百分比(%)	前事業年度の要約損益計算書 (自　平成17年4月1日 至　平成18年3月31日) 金額（百万円）		百分比(%)
Ⅰ　売上高			646,479	100.0		593,713	100.0		1,353,445	100.0
Ⅱ　売上原価			593,466	91.8		517,903	87.2		1,212,169	89.6
売上総利益			53,012	8.2		75,809	12.8		141,275	10.4
Ⅲ　販売費及び一般管理費			83,218	12.9		87,471	14.8		181,347	13.4
営業損失			30,205	△4.7		11,661	△2.0		40,072	△3.0
Ⅳ　営業外収益										
1　受取利息		546			847			725		
2　受取配当金		7,406			4,159			8,691		
3　その他		11,815			12,758			24,885		
営業外収益合計			19,768	3.1		17,764	3.0		34,303	2.5
Ⅴ　営業外費用										
1　支払利息		2,664			2,759			5,326		
2　その他		18,552			12,242			37,180		
営業外費用合計			21,216	3.3		15,002	2.5		42,506	3.1
経常損失			31,653	△4.9		8,899	△1.5		48,275	△3.6
Ⅵ　特別利益	(※1)		17,053	2.6		12,632	2.1		75,658	5.6
Ⅶ　特別損失	(※2,4)		72,809	11.2		13,489	2.2		172,194	12.7
税引前中間（当期）純損失			87,409	△13.5		9,755	△1.6		144,811	△10.7
法人税、住民税及び事業税		1,373			1,481			3,814		
法人税等調整額		1,216	2,590	0.4	△288	1,192	0.2	781	4,595	0.3
中間（当期）純損失			90,000	△13.9		10,948	△1.8		149,406	△11.0
前期繰越損失			206,223			－			206,223	
合併による未処理損失受入額			－			－			182	
自己株式処分差損			－			－			1	
中間（当期）未処理損失			296,223			－			355,813	

③【中間株主資本等変動計算書】

当中間会計期間（自平成18年４月１日　至平成18年９月30日）

	株主資本										
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	322,242	384,771	33,904	4,309	300	14,160	119	△355,813	△303,020	△7,427	396,565
中間会計期間中の変動額											
特別償却準備金の取崩				△1,086				1,086	－		－
中間純損失								△10,948	△10,948		△10,948
自己株式の取得										△38	△38
自己株式の処分								△5	△5	12	7
株主資本以外の項目の中間会計期間中の変動額（純額）											
中間会計期間中の変動額合計（百万円）	－	－	－	△1,086	－	－	－	△9,867	△10,953	△26	△10,979
平成18年９月30日　残高（百万円）	322,242	384,771	33,904	3,223	300	14,160	119	△365,681	△313,973	△7,454	385,585

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	10,825	－	10,825	407,390
中間会計期間中の変動額				
特別償却準備金の取崩				－
中間純損失				△10,948
自己株式の取得				△38
自己株式の処分				7
株主資本以外の項目の中間会計期間中の変動額（純額）	△2,467	△614	△3,082	△3,082
中間会計期間中の変動額合計（百万円）	△2,467	△614	△3,082	△14,062
平成18年９月30日　残高（百万円）	8,357	△614	7,742	393,328

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
当社は、前事業年度に169,930百万円の当期純損失を計上し、当中間会計期間においても90,000百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するための経営計画等は以下のとおりである。	当社は、前々事業年度に169,930百万円、前事業年度に149,406百万円の当期純損失を計上し、当中間会計期間においても10,948百万円の中間純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下の通り、経営計画等を策定し推進している。	当社は、前事業年度に169,930百万円の当期純損失を計上し、また、当事業年度においても149,406百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。
1. 中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても多額の赤字計上を見込まざるを得ない状況に陥っている。 このような厳しい経営状況に対し、当社グループは、平成17年７月より「Think GAIA」という新ビジョンのもと、「SANYO EVOLUTION PROJECT」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、中期経営計画を策定した。 2. 事業戦略と重点施策 当中期経営計画においては、事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けした。	1. 中期経営計画の進捗状況 ここ数年間はグローバルな競争激化等により、当社は厳しい経営環境にあり、こうした中、平成16年10月に発生した新潟県中越地震の影響もあり、前々連結会計年度においては、171,544百万円という多額の連結最終赤字を計上した。こうした全社的な危機を乗り越えるため、平成17年７月に新ビジョン「Think GAIA」を打ち出し、企業価値向上に向けて、抜本的構造改革の推進と、コア事業への経営資源のシフトを加速した。そして、再構築、成長への決意を宣言し、具体的には、①事業の選択と集中を明確化すること、②抜本的かつ具体性のある構造改革（事業のリストラ）を断行すること、③経営全般にわたる非効率（ムリ、ムラ、ムダ）を排除し収益力を強化すること、④競争の激しい業界にあって生き残るためにも有利子負債を削減し、財務体質の強化を図ること、といった施策を当社グループ全体をあげて、早急かつ具体的に実行に移すとともに、⑤コア事業への経営資源の投入とリスクをミニマイズし十分な将来キャッシュ・フローを創出し得るための明確な成長戦略が必要となると判断し、平成17年11月に、「強い三洋電機の復活」を目指す中期経営計画を策定した。	1. 中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱（現　三洋半導体製造㈱）が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても205,661百万円という多額の連結最終赤字を計上した。 このような厳しい経営状況に対し、当社グループは、平成17年７月よりスタートした新ビジョン「Think GAIA」に基づく、「SANYO EVOLUTION PROJECT」では、まずスリム化、そして再構築、成長へ向かうことを宣言するとともに、本格的な事業の選択と集中に着手し、抜本的な構造改革を推進している。 2. 事業戦略と重点施策 事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けし、対処することとした。

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
①コア事業 当社グループが目指す新ビジョンThink GAIAの実現に必要な事業であって、かつグローバルな成長性、収益性、ポジション、グローバル化およびコアコンピタンス等の面からコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナル・モバイル機器を選定し、重点的強化を図ることとした。 ②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の撤退や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業、白物事業、金融事業等の抜本的改革を実施する。	前事業年度は、205,661百万円というさらに多額の連結最終赤字を計上し、2期連続の赤字となったものの、中期経営計画に沿って構造改革事業と位置付けていた半導体事業、金融事業、有機ＥＬ事業等に目処をつけるとともに、テレビ事業については競争力強化のため他社との合弁会社設立の基本合意締結を行った。また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行し、さらに有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことができた。 当事業年度に入り、半導体事業に関して、分社化実施、固定費の削減を実行、一方、落ち込んでいた売上が回復基調に乗り、昨年度の赤字から黒字転換し収益に貢献できる事業となった。一方、白物家電・テレビ事業については、昨年度の中期経営計画で想定していた以上の抜本的構造改革を推し進め、10月には中国ハイアール社と冷蔵庫事業の戦略的提携を発表したとおり他社とのアライアンスによる事業構造の転換を図るとともに、国内営業体制の大幅見直しも実施し、当事業年度中に抜本的な構造改革を完遂し、翌事業年度に収益回復を見込んでいる。 一方、中期経営計画においてコア事業として位置づけた携帯電話・デジタルカメラ事業は、その後の事業環境の大きな変化に対応しきれず、当初計画の達成が困難となり、事業計画の変更を行うことが必要となった。これに伴い、再度両事業の戦略の練り直しを行った。 以上のような事業環境の変化等も踏まえ、昨年度策定した中期経営計画の一部を見直し、抜本的構造改革の完遂および収益の回復、さらにはコア事業のなかでも、集中投資をする事業を明確にし、着実な成長の実現を目指していく。	①コア事業 当社グループが目指す新ビジョン「Think GAIA」の実現に必要な事業であって、かつグローバルな成長性、収益性、ポジションおよびコアコンピタンス等を有するコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナルモバイル機器を選定し、重点的強化を図ることとした。 コア事業の進捗状況については、 ・平成18年１月31日、ドイツ フォルクスワーゲン社とハイブリッド自動車（ＨＥＶ）用次世代ニッケル水素電池システムの共同開発を進めることで合意するなど、その成長・拡大に向けた積極的な事業展開を図った。 ②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の統廃合や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業（テレビ等）、白物家電事業、金融事業等の抜本的改革を実施する。 構造改革事業の進捗状況については、 ・金融事業では、三洋電機クレジット㈱の株式の一部を他社へ譲渡した。 ・テレビ事業では、平成18年３月17日、台湾 クオンタ・コンピュータ社とフラットテレビ事業の合弁会社設立に向けて基本合意した。 ・半導体事業では、平成18年7月1日を分割期日とする当該事業の分社化を決定した。 など、「中期経営計画」の実現に向けた抜本的改革を行った。

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
3.機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動による見直し、機能力強化、経費削減を推進する。 労務費面では、撤退事業に加え、人員削減、再配置等を推進し、コスト構造を改善する。さらに弱かったブランド・マーケティングおよび本社機能の強化を図る。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点の売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進する。 4.資本政策 重要な後発事象に記載のとおり、平成17年12月21日、構造改革の一段の加速・推進並びに今後のコア事業を中心とした成長戦略に必要な設備投資等を行うために、当社が3,000億円の優先株式を発行し、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社、ゴールドマン・サックス・グループ及び株式会社三井住友銀行がこれを引き受けることで基本合意した。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表には反映していない。	2.今後の方針 強い三洋電機を復活させるためには、当社が長期安定的に収益を獲得できる力を早期に回復することが重要であり、そのためには、（1）構造改革を完遂し赤字の要因を除去すること、（2）事業ポートフォリオを長期安定的に収益獲得できるものとすること、が不可欠である。 （1）抜本的構造改革の完遂 当社の収益力を回復し、金融機関・マーケットの信頼を取り戻すため、以下のすべての構造改革案件を早期かつ徹底的に実行する。 ①昨年度発表した中期経営計画において構造改革事業として位置づけた白物家電・テレビ・半導体事業における構造改革を完遂するため、事業撤退・人員削減・不採算子会社の清算/撤退等の具体的な追加施策を盛り込んだ。 ②携帯電話・デジタルカメラ事業については事業収支の変動が大きな事業に属する。このような特性を持つ事業形態においては、売上高の増大を目指すのに加えて、生産体制などを見直すことにより徹底的に固定費の削減を行い、急激な事業環境変化にも対応できる体制構築を急ぐこととした。 ③不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続する。当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進める。	3.機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動により見直し、機能力強化、経費削減を推進している。 また、労務費面では、撤退事業に加え、人員の削減・再配置等を推進し、コスト構造の改善を進めている。人員削減については、削減計画どおりに遂行した。さらにブランド・マーケティングおよび本社機能の強化を図っている。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点などを対象とした売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進している。 4.資本政策 構造改革を加速・推進するとともに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等を行うため、また、財務基盤の強化と当社グループの信用力回復を図り、「中期経営計画」の達成を確実なものとするため、臨時株主総会での承認を経て、平成18年3月14日に総額3,000億円の第三者割当増資を実施した。第三者割当増資を実施したことにより、当社グループの再成長に向けた財務基盤が整った。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表には反映していない。

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
	（２）コア事業の更なる成長加速 ①平成22年に向けた事業ポートフォリオ 当社事業の競争力について改めて検討した。競争力の判断基準としては、(ⅰ)市場での優位性（トップシェアもしくはそれに準ずる）、(ⅱ)市場の堅実な成長、(ⅲ)安定した収益を確保可能、(ⅳ)優位な技術の保有、(ⅴ)効率的営業が可能な「見える顧客」に対する営業力を保有、とした。 この検討の結果、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジン確立と全社利益牽引の両立を図るための基本施策を検討し、またパーソナル・モバイル事業については、事業のリスクに鑑み、売上減少時においても利益が確保できる体質に転換し、その中でヒット商品による売上増大を狙うこととした。 その他の構造改革事業である白物家電事業においても、洗浄機器・生活家電については、AQUAなど差別化できる特長的商品を生み出していることから、収益貢献ができる事業であり、これらは継続的な黒字を確保できるような体制作りに専念する。 ②関係会社・生産拠点の再編 関係会社が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を推進する。	

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
	（3）機能力の強化 ①グローバル機能の強化 本年10月「GLOBAL EVOLUTION PJ推進グループ」を設置し、Corporate DNA Evolution Planが進める「ビジネスモデルの変革によるムリ・ムラ・ムダの徹底排除」、グローバル経営管理機能の実現、コーポレートブランドの革新、Think GAIAビジョン実現のためグローバルな商品開発を実現させ、当社を継続的なグローバル企業としての展開を図れるようにしていく。 ②ファシリティーの変身 生産の海外移管や商品の生産中止・見直しから、淀川、吹上、足利、北条の各工場を閉鎖してきたが、現在、これによる「技術の散在」「ノウハウの毀損」などの製造力の低下が見られる。 よって、「コスト削減の更なる推進」と同時に、「メーカー機能の強化」を両立させるため、「ファシリティーの変身」を推進していく。 以上、今回、もう一段踏み込んだ見直しを実施することにより、構造改革を完遂させ、さらに来期以降の成長戦略を確かなものとしていく。 従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表に反映していない。	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) ― (4) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部純資産直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 時価法 (4) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年４月１日以降に取得した建物(建物附属設備を除く。)については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 定率法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 (2) 無形固定資産 定額法による。 自社利用のソフトウエアについては、社内における利用可能期間（５年）に基づく定額法、市場販売目的のソフトウエアについては、見込販売数量に基づく償却額と見込販売有効期間（３年以内）に基づく均等償却額とのいずれか大きい額を計上している。	(1) 有形固定資産 同左 (2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。	(1) 貸倒引当金 同左	(1) 貸倒引当金 同左

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
	(2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	(2) 製品保証引当金 同左 (3) 退職給付引当金 同左 (4) 関係会社損失引当金 同左	(2) 製品保証引当金 同左 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 同左
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左
５．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左	同左
６．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「その他」に含めて表示している。	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	税抜方式を採用している。

（会計方針の変更）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
（固定資産の減損に係る会計基準） 当中間会計期間より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を適用している。これにより税引前中間純損失は32,453百万円増加している。 なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき各資産の金額から直接控除している。	――――――	（固定資産の減損に係る会計基準） 当期より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を適用している。これにより税引前当期純損失は45,569百万円増加している。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除している。
――――――	（貸借対照表の純資産の部の表示に関する会計基準） 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用している。 これまでの資本の部の合計に相当する金額は393,942百万円である。 なお、当中間会計期間における中間貸借対照表の純資産の部については、中間財務諸表等規則の改正に伴い、改正後の中間財務諸表等規則により作成している。	――――――
――――――	（企業結合に係る会計基準等） 当中間会計期間より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第７号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号）を適用している。	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 （平成17年９月30日）	当中間会計期間末 （平成18年９月30日）	前事業年度末 （平成18年３月31日）
（※１）中間会計期間末日が休日のため同日満期の手形は未決済のものとしてそれぞれの科目に含めている。	――――――	（百万円） 受取手形　2,033 支払手形　168	――――――
（※２）有形固定資産の減価償却累計額 取得価額から控除している圧縮記帳額	（百万円） 488,466 1,211	（百万円） 422,032 1,189	（百万円） 474,988 1,201
（３）偶発債務 （借入金等に対する保証債務残高）	（百万円） 三洋半導体製造㈱　24,937 従業員（住宅借入金）　16,799 その他　３社　1,503 合計　43,241	（百万円） 三洋半導体製造㈱　24,285 従業員（住宅借入金）　14,438 その他　13社　11,230 合計　49,954	（百万円） 三洋半導体製造㈱　24,611 従業員（住宅借入金）　15,610 三洋ジャヤ電子部品（インドネシア）㈱　3,211 その他　15社　12,734 合計　56,168
（借入金等に対する保証予約残高）	（百万円） 三洋半導体製造㈱　24,970 (株)エスケイ・ディスプレイ　6,383 三洋オートメディア㈱　5,320 その他　14社　18,574 合計　55,248	（百万円） 三洋半導体製造㈱　14,655 三洋ユニバーサル電機㈱　7,401 三洋オートメディア㈱　5,541 その他　15社　11,423 合計　39,021	（百万円） 三洋半導体製造㈱　21,680 三洋ユニバーサル電機㈱　7,264 三洋オートメディア㈱　5,521 その他　15社　13,733 合計　48,200
（外貨建売掛債権譲渡に伴う買戻義務）	（百万円） 21,977 この他、経営指導念書24,714百万円の差入を行っている。	（百万円） 7,498 この他、経営指導念書10,356百万円の差入を行っている。	（百万円） 8,698 この他、経営指導念書16,367百万円の差入を行っている。
（４）貸出コミットメント契約	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額　100,000 借入実行残高　－ 差引額　100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額　100,000 借入実行残高　－ 差引額　100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 （百万円） 貸出コミットメントの総額　100,000 借入実行残高　－ 差引額　100,000

摘要	前中間会計期間末 (平成17年９月30日)	当中間会計期間末 (平成18年９月30日)	前事業年度末 (平成18年３月31日)
(※５)財務制限条項	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	同左	同左

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
(※１)特別利益	固定資産売却益154百万円（機械及び装置92百万円、その他62百万円）、貸倒引当金戻入額77百万円、投資有価証券売却益11,391百万円及び関係会社株式売却益5,429百万円である。	固定資産売却益7,657百万円（機械及び装置53百万円、土地7,594百万円、その他8百万円）、投資有価証券売却益2,022百万円、関係会社株式売却益1,396百万円、貸倒引当金戻入額1,493百万円及び抱合せ株式消滅差益62百万円である。	固定資産売却益14,360百万円（機械及び装置151百万円、土地14,177百万円、その他31百万円）、投資有価証券売却益39,161百万円及び関係会社株式売却益22,136百万円である。
(※２)特別損失	固定資産処分損2,599百万円（機械及び装置1,638百万円、建物654百万円、その他306百万円）、投資有価証券売却損272百万円、関係会社株式等評価損9,963百万円、関係会社損失引当金繰入額11,055百万円、構造改革費用15,244百万円及び減損損失33,673百万円である。	固定資産処分損970百万円（機械及び装置694百万円、建物91百万円、その他185百万円）、関係会社株式等評価損7,581百万円、関係会社損失引当金繰入額631百万円、構造改革費用1,691百万円及び減損損失2,613百万円である。	固定資産処分損5,366百万円（機械及び装置3,375百万円、建物843百万円、土地1,591百万円、その他1,148百万円、なお、構造改革に係る固定資産処分損1,593百万円を構造改革費用に振替えている。）、投資有価証券売却損320百万円、関係会社株式売却損244百万円、関係会社株式等評価損34,433百万円、関係会社損失引当金繰入額3,123百万円、貸倒引当金繰入額7,141百万円、構造改革費用84,373百万円及び減損損失42,191百万円である。
(３)減価償却実施額	（百万円）	（百万円）	（百万円）
有形固定資産	19,185	14,665	37,739
無形固定資産	3,271	2,286	6,008
合計	22,457	16,952	43,747

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
(※４)減損損失	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として33,673百万円特別損失に計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）18,245百万円 長期前払費用 5,926百万円、建物 3,724百万円、ソフトウエア 3,696百万円、その他 4,897百万円 ライフソリューション事業にかかる事業用資産（滋賀県大津市及び兵庫県加西市ほか）4,784百万円 工具器具及び備品 1,942百万円、建物 1,597百万円、その他 1,244百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,313百万円 工具器具及び備品 1,240百万円、建物 1,049百万円、その他 1,024百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）4,341百万円 建物 1,609百万円、機械及び装置 1,235百万円、その他 1,496百万円 売却予定資産（神奈川県横浜市ほか）1,815百万円 土地 1,342百万円、建物 452百万円、その他 21百万円 遊休資産（兵庫県加西市ほか）1,173百万円 土地 1,051百万円、建物 114百万円、その他 8百万円	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 2,613百万円特別損失に計上している。 減損損失については、次のとおりである。 賃貸資産（茨城県つくば市ほか）1,387百万円 土地 1,061百万円、建物 295百万円、その他 30百万円 ホームエレクトロニクス空調事業にかかる事業用資産（群馬県邑楽郡ほか） 545百万円 工具器具及び備品 218百万円、機械及び装置 212百万円、その他 114百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）292百万円 機械及び装置 129百万円、工具器具及び備品 126百万円、その他 36百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）388百万円 建設仮勘定 198百万円、工具器具及び備品 85百万円、その他 104百万円 賃貸資産及び事業用資産については、回収可能価額を正味売却価額により測定しており、正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として53,036百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失10,845百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）27,258百万円 長期前払費用 8,359百万円、ソフトウエア 6,302百万円、建物 5,795百万円、その他 6,800百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,738百万円 工具器具及び備品 1,518百万円、建物 1,061百万円、その他 1,158百万円 洗浄機器事業にかかる事業用資産（滋賀県大津市ほか）3,451百万円 工具器具及び備品 1,414百万円、建物 996百万円、その他 1,040百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）3,225百万円 建物 1,593百万円、機械 819百万円、その他 812百万円 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか）2,852百万円 建物 1,314万円、機械 1,112百万円、その他 425百万円

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
減損損失	半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%を使用している。半導体事業以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。		その他の事業にかかる事業用資産（群馬県邑楽郡ほか）6,660百万円 建物 2,580百万円、工具器具及び備品 1,851百万円、その他 2,227百万円 売却予定資産（兵庫県加西市ほか）3,290百万円 土地 2,631百万円、建物 561百万円、その他 97百万円 遊休資産（岐阜県安八郡ほか）2,561百万円 建物 1,329百万円、土地 1,051百万円、その他 180百万円 半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%及び8.55%を使用している。また、その他の事業にかかる事業用資産の一部については回収可能額を使用価値により測定しており、使用価値の算定に用いる割引率は7.73%を使用している。 上記以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。

（中間株主資本等変動計算書関係）

当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	17,874	151	30	17,995
合計	17,874	151	30	17,995

（注）普通株式の自己株式の増加151千株は、単元未満株式の買取りによる取得であり、減少30千株は、単元未満株式の買増請求による売渡しである。

（リース取引関係）

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	下記参照	下記参照	下記参照

前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	7,115	3,688	－	3,426
その他	8,890	5,301	623	2,965
合計	16,005	8,989	623	6,392

取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	（百万円）
１年内	2,814
１年超	4,190
合計	7,005

リース資産減損勘定の残高	613

未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	1,729
リース資産減損勘定の取崩額	9
減価償却費相当額	1,729
減損損失	623

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	6,470	3,981	－	2,488
その他	3,759	2,069	534	1,156
合計	10,229	6,050	534	3,645

同左

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	（百万円）
１年内	1,521
１年超	2,427
合計	3,948

リース資産減損勘定の残高	303

同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	1,144
リース資産減損勘定の取崩額	262
減価償却費相当額	1,144
減損損失	2

(4) 減価償却費相当額の算定方法

同左

前事業年度（自　平成17年４月１日　至　平成18年３月31日）

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	6,610	3,664	－	2,945
その他	6,368	3,551	1,202	1,614
合計	12,979	7,216	1,202	4,560

取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。

(2)未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	（百万円）
１年内	2,313
１年超	3,209
合計	5,522

リース資産減損勘定の残高	961

未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	（百万円）
支払リース料	3,325
リース資産減損勘定の取崩額	240
減価償却費相当額	3,325
減損損失	1,202

(4) 減価償却費相当額の算定方法

同左

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成17年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	44,495百万円	29,265百万円
関連会社株式	6,501百万円	9,318百万円	2,816百万円

（当中間会計期間）（平成18年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	721百万円	8,078百万円	7,356百万円
関連会社株式	11,981百万円	26,409百万円	14,428百万円

（前事業年度）（平成18年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	721百万円	9,925百万円	9,203百万円
関連会社株式	11,981百万円	28,213百万円	16,232百万円

（企業結合等関係）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
――――――	新設分割による事業分離 １．分離先企業の名称、分離した事業の内容、事業分離を行った主な理由、事業分離日及び法的形式を含む事業分離の概要 (1) 分離先企業の名称 三洋半導体㈱ (2) 分離した事業の内容 各種半導体の製造・販売 (3) 事業分離を行った主な理由 環境変化に即応しうる機動的な事業運営と、資本市場からの資金調達にも柔軟に対応しうる体制を構築するため、半導体カンパニーに属する半導体事業を分社化した。 (4) 事業分離日 平成18年７月１日 (5) 法的形式 当社の半導体事業を新設分割設立会社に承継させる分社型の新設分割（物的分割）である。 ２．実施した会計処理の概要 (1) 移転損益 当社より移転された資産及び負債の対価として取得する株式の取得原価（66,869百万円）は、当該資産及び負債の適正な帳簿価額による純資産額に基づいて算定しているため、移転損益は認識していない。 (2) 受取対価の種類 普通株式　100,000株 (3) 移転した事業に係る資産及び負債の適正な帳簿価額並びにその主な内訳 流動資産　92,730百万円 固定資産　16,251百万円 資産合計　108,981百万円 流動負債　39,659百万円 固定負債　2,452百万円 負債合計　42,112百万円 ３．当中間会計期間の中間損益計算書に計上されている分離した事業に係る損益の概算額 売上高　32,000百万円 営業損失　2,000百万円	――――――

（１株当たり情報）

中間連結財務諸表を作成しているため、１株当たり情報の記載を省略している。

（重要な後発事象）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１．中期経営計画の策定 当社は、継続企業の前提に重要な疑義を抱かせる事象又は状況で触れたとおり、「Think GAIA」という新ビジョンのもと、「SANYO EVOLUTION PROJECT」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、策定した中期経営計画を、平成17年11月18日開催の取締役会にて決議し、公表した。 なお、資本政策については、平成17年12月21日、後述の３に示すとおり決定した。 ２．三洋電機クレジット株式会社の株式の一部譲渡 平成17年12月９日、当社と有限会社リヴェット（平成17年12月20日付けで譲渡対象株式の半数について、その相手先を有限会社マーズエクイティにすることを合意（有限会社リヴェット及び有限会社マーズエクイティはいずれも、ザ・ゴールドマン・サックス・グループ・インクの間接100％子会社。））は、当社の連結子会社である三洋電機クレジット株式会社の当社保有株式の一部を、同社へ譲渡することで合意し、平成17年12月27日に譲渡を完了した。 三洋電機クレジット株式会社は当社金融事業の中核子会社として、事務用機器、産業用機器、情報通信機器、家庭電化製品等のリース・割賦販売を始め、融資事業、その他金融サービス等広範囲にわたって事業を展開している。	１．転進支援制度に係る経過措置について 当社は、平成18年11月24日開催の取締役会において、従来、転進支援制度として、転宅を伴う異動を命じられる等の一定の条件を満たす従業員が退職する場合に規定の退職金に加え退職時の年齢等に応じた転進支援金を支給しているが、構造改革の進捗に合わせて転進支援金を廃止する予定であり、それに伴う下記の優遇経過措置を実施し、退職者を募集することを決議した。 転進支援制度に係る経過措置の概要 (1) 対象者　：勤続10年以上かつ満50歳以上の一般従業員 (2) 募集期間：平成18年12月4日から平成18年12月18日まで (3) 退職日　：平成19年１月20日 (4) 優遇措置：上記募集期間中に退職を申し出た場合、転宅を伴う異動等の条件に関わらず、規定の退職金に加え転進支援金を支給する。 (5) 再就職支援：希望者に対し外部の就職支援会社による再就職支援を行う。 当該経過措置に対し、432名が応募した。なお、これに伴う転進支援金約6,000百万円を当事業年度に計上する予定である。	――――――

<table>
<tr><th>前中間会計期間
(自　平成17年4月1日
至　平成17年9月30日)</th><th>当中間会計期間
(自　平成18年4月1日
至　平成18年9月30日)</th><th>前事業年度
(自　平成17年4月1日
至　平成18年3月31日)</th></tr>
<tr><td>三洋電機クレジット株式会社(連結ベース)の概要は次のとおりである。

<table><tr><th colspan="2">当中間会計期間末</th></tr><tr><td>総資産(百万円)</td><td>530,641</td></tr><tr><td>負債(百万円)</td><td>460,424</td></tr><tr><td>当社保有株式数(株)</td><td>18,235,900</td></tr><tr><td>当社出資比率(%)</td><td>52.36</td></tr></table>株式の譲渡の概要は次のとおりである。

譲渡株数　　11,573,000株
(自己株式等を除く議決権ベースでは発行済株式数の33.33%)
譲渡価額　　1株当たり2,000円

なお、当該株式の譲渡利益の見込額は約13,000百万円である。
また、三洋電機クレジット株式会社は平成17年12月9日の取締役会にて、有限会社リヴェットを割当先とする第三者割当増資による新株式発行を決議し、同じく12月20日の取締役会にて新株式発行要領の変更及び割当先の追加を決議した。
今回の株式譲渡(譲渡日:平成17年12月27日)および三洋電機クレジット株式会社の第三者割当増資(払込期日:平成18年1月20日)により、当社の出資比率は最終的には16.68%となる見込みである。

株式譲渡および第三者割当増資による所有株式数及びその発行済株式総数に対する割合の変化

株式譲渡後
6,662,900株(19.13%)
第三者割当増資後
6,662,900株(16.68%)</td>
<td>2. 三洋エプソンイメージングデバイス株式会社の当社保有株式の譲渡
平成18年12月13日開催の取締役会において、平成16年10月にセイコーエプソン株式会社と共同出資により設立した三洋エプソンイメージングデバイス株式会社(以下SEID社)の当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議した。
SEID社は、液晶ディスプレイ事業を行っており、当社はSEID社より液晶ディスプレイを仕入れている。
SEID社設立以降、技術・ノウハウなどの融合を順次進めながら事業を展開してきたが、中・小型液晶ディスプレイ事業を取り巻く競争の激化により、予想を上回る大幅な価格下落などが続く中、当初見込んだ事業計画の達成に遅れが生じている状況にあったため、当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議したものである。
株式譲渡の概要は次のとおりである。
譲渡株数　　148,320株(当社保有株式全数、当社出資比率45.0%)
譲渡予定日　平成18年12月28日
なお、当該株式の譲渡損失の見込額は約2,800百万円である。</td>
<td></td></tr>
</table>

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
３．資本増強計画についての基本合意書締結 平成17年12月21日、当社と大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（以下「大和証券SMBCPI」）、ゴールドマン・サックス・グループ及び株式会社三井住友銀行（以下「三井住友銀行」）は、当社の資本増強計画について基本合意に達した。 基本合意の概要は次のとおりである。 当社は、平成18年２月末までに総額3,000億円の優先株式を発行し、大和証券SMBCPI、ゴールドマン・サックス・グループ及び三井住友銀行がこれを引き受ける予定である。このうち、大和証券SMBCPI及びゴールドマン・サックス・グループへは各1,250億円を、三井住友銀行へは500億円を割り当てる予定である。※ なお、当該優先株式の発行は、平成18年２月下旬開催予定の臨時株主総会において優先株式発行に関する定款変更の議案が承認されることが前提となる。 また、当該優先株式発行の諸条件については現在投資家と協議中であり、平成18年１月下旬に予定される最終合意により決定される予定であるが、当該優先株式はその発行に際して臨時株主総会における承認が必要となる有利発行に該当する見込である。 なお、手取資金については、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に充当する。 ※　現時点の予定であり、今後の状況に応じ変更される可能性がある。		

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

太陽ＡＳＧ監査法人

指定社員 業務執行社員	公認会計士	山田　茂善	印
指定社員 業務執行社員	公認会計士	遠藤　了	印
指定社員 業務執行社員	公認会計士	髙木　勇	印
指定社員 業務執行社員	公認会計士	岩﨑　剛	印

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成17年４月１日から平成18年３月31日までの第82期事業年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

１．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について中間監査を行った。また、会社の中間損益計算書に記載されている前期繰越損失は、第81期定時株主総会で報告された金額と比べて217,552百万円増加している。

２．「継続企業の前提に重要な疑義を抱かせる事象又は状況」に記載されているとおり、会社は前事業年度に169,930百万円の当期純損失を計上し、当中間会計期間においても90,000百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在している。当該状況を解消するための経営計画等は当該注記に記載されている。中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。

３．「会計方針の変更」に記載されているとおり、会社は当中間会計期間から、固定資産の減損に関する会計基準を適用している。

４．「重要な後発事象」に次のとおり記載されている。

(1) 会社は平成17年11月18日開催の取締役会において中期経営計画を決議し公表した。

(2) 会社は金融事業の中核子会社である三洋電機クレジット株式会社の株式の一部（自己株式等を除く議決権ベースでは発行済株式数の33.33％）をゴールドマン・サックス・グループへ譲渡することに合意し、平成17年12月27日に株式譲渡が完了した。また、三洋電機クレジット株式会社はゴールドマン・サックス・グループへの第三者割当増資の実施を予定しており、これにより会社の三洋電機クレジット株式会社への出資比率は16.68％になる予定である。

(3) 会社は平成17年12月21日に総額3,000億円の優先株式の発行・引受について大和証券エスエムビーシープリンシパル・インベストメンツ株式会社他２社と基本合意書を締結した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月25日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、旧証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの第83期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る訂正報告書の中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．半期報告書の訂正報告書の提出理由に記載されているとおり、会社は金融商品取引法第24条の５第５項の規定に基づき中間財務諸表を訂正している。当監査法人は訂正後の中間財務諸表について再度中間監査を行った。
2．継続企業の前提に関する注記に記載のとおり、会社は、前々期に169,930百万円、前期に149,406百万円の当期純損失を計上し、当中間会計期間においても10,948百万円の当期純損失を計上した。また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には財務制限条項が付されている。当該状況により、継続企業の前提に関する重要な疑義が存在しているが、当該状況に対する経営計画等は当該注記に記載されている。当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。
3．重要な後発事象に記載されているとおり、会社は転進支援制度に係る経過措置実施に伴い、平成18年12月４日から平成18年12月18日まで退職者を募集した。
4．重要な後発事象に記載されているとおり、会社は平成18年12月13日開催の取締役会において、三洋エプソンイメージングデバイス株式会社株式の譲渡を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

END